As confidentially submitted to the U.S. Securities and Exchange Commission on January 15, 2026.
This Amendment No. 1 to the draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Neutron Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	7372	81-2256092
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
85 2nd Street, Suite 750
San Francisco, California 94105
(415) 449-4139
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Wayne Ting
Chief Executive Officer
85 2nd Street, Suite 750
San Francisco, California 94105
(415) 449-4139
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Tad J. Freese Sarah B. Axtell Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	Susie Giordano Chief Legal Officer Neutron Holdings, Inc. 85 2nd Street, Suite 750 San Francisco, California 94105 (415) 449-4139	Alan F. Denenberg Elizabeth W. LeBow Davis Polk & Wardwell LLP 900 Middlefield Road Redwood City, California 94063 (650) 752-2000
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED               , 2026
PRELIMINARY PROSPECTUS
Shares
Neutron Holdings, Inc.
Common Stock
$           per share

This is the initial public offering of our common stock. Prior to this offering, there has been no public market for the common stock. We are selling                 shares of our common stock. We currently expect the initial public offering price to be between $           and $           per share of common stock.
We intend to grant the underwriters an option to purchase up to                 additional shares of our common stock.
We intend to apply to list our common stock on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “LIME.” This offering is contingent upon approval of the listing of our common stock on Nasdaq.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves risks. See the section titled “Risk Factors” beginning on page 14 to read about risk factors you should consider before deciding to invest in our common stock.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$
_______________
(1)See the section titled “Underwriting” for a description of the compensation payable to the underwriters.
The underwriters expect to deliver the shares to purchasers on or about                      , 2026 through the book-entry facilities of The Depository Trust Company.

Goldman Sachs & Co. LLC	J.P. Morgan

                  , 2026

Through and including             , 2026 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
As used in this prospectus, unless the context otherwise requires, references to “Lime,” the “company,” “we,” “us,” “our” and similar terms refer to Neutron Holdings, Inc. and, where appropriate, its subsidiaries, taken as a whole.
“Lime,” the Lime logos and other trade names, trademarks, or service marks of Lime appearing in this prospectus are the property of Neutron Holdings, Inc. Other trade names, trademarks or service marks appearing in this prospectus are the property of their respective holders. Solely for convenience, trade names, trademarks, and service marks referred to in this prospectus appear without the ®, ™ and ℠ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trade names, trademarks, and service marks.
Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.
i

References to www.li.me in this prospectus are inactive textual references only, and the information contained on, or that can be accessed through, our website does not constitute part of this prospectus.
We have not, and the underwriters have not, authorized anyone to provide you any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take responsibility for, or provide any assurance as to the reliability of, any other information others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or the possession or distribution of this prospectus or any free writing prospectus in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States. See the section titled “Underwriting” for additional information.
ii

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” and our consolidated financial statements and related notes included elsewhere in this prospectus before making an investment decision.
Overview
Lime is the largest global shared micromobility business. We are on a mission to build a future where transportation is shared, affordable, and carbon-free.
Lime provides convenient and reliable short-term rentals of e-scooters and e-bikes at an affordable price. As of December 31, 2025, we operated in more than 230 cities1 across 29 countries2. In 2025, we delivered a seamless rider experience to approximately              riders. Our market leadership and scale have made Lime a widely recognized brand — valued by riders for our availability and trusted by cities for our operating track record. This leadership and scale have also yielded favorable unit economics, enabling us to continue investing in our growth.
Lime has revolutionized the shared micromobility industry through our vertically integrated platform, which combines our proprietary hardware and software, data, tech-enabled operations, and government relations expertise. Our vertical integration allows us to maintain control of key aspects of our service and is designed to accelerate rider adoption, boost usage frequency, facilitate regulatory compliance, and optimize cost efficiency — fueling sustainable growth while solidifying trusted partnerships with cities and positioning us as a leader in the shared micromobility industry.
Our platform creates a self-reinforcing, virtuous network effect that aligns value for riders and city priorities: more riders using our service enables cities to meet their local policy goals faster, which encourages cities to expand shared micromobility programs and invest in additional infrastructure, which in turn enhances the rider experience and attracts even more riders. What started as convenience enjoyed by individual riders has, through our platform, reshaped how people move around cities, which demonstrates that shared micromobility isn’t just viable but can be an essential component of urban life.
The extensive presence of our electric vehicles in cities around the world has established our brand with the public, reinforcing our leadership position in the shared micromobility industry. Each of our e-scooters and e-bikes serves as mobile advertisements within the cities in which we operate, continuously reinforcing brand recognition. Our reach is further amplified through our network partnerships, including our mutually exclusive partnership with Uber. Lime vehicles are featured as a ride option within the Uber app in nearly all of our shared markets, providing Lime with direct access to Uber’s global user base. Revenue generated through our partnership with Uber was approximately 14.1%, 15.8%, and       % of total revenue in 2023, 2024 and 2025, respectively.
We believe our platform, combined with our global scale, market leadership, brand awareness, efficient operating model, and network partnerships creates significant competitive advantages, which has positioned us as a leader in the shared micromobility industry and has fueled sustained growth over time.
1 As used in this prospectus, a “city” may refer to a metropolitan area that may be a city or could include regions outside of city limits or in defined areas of operation within a metropolitan area.
2 The principal countries we have operated in are the United States, the United Kingdom, and France from which we generated 33%, 15%, and 11% of total revenue, respectively, in 2023, 34%, 21%, and 10%, respectively, in 2024, and       %,         %, and        %, respectively, in 2025.

Our financial performance demonstrates the resilience and strength of our platform. In 2023 and 2024, we generated revenue of $522 million and $687 million, respectively, representing year-over-year growth of 32%. In the same periods, we recorded gross profit of $169 million and $281 million, respectively, representing year-over-year growth of 66%, and Adjusted Gross Profit of $276 million and $369 million, respectively, representing year-over-year growth of 33%. In 2023 and 2024, we had net losses of $122 million and $34 million, respectively. In 2023 and 2024, we recorded Adjusted EBITDA of $100 million and $153 million respectively, representing year-over-year growth of 54%, and operating (loss) income of $(25) million and $47 million.
For a reconciliation of Adjusted Gross Profit and Adjusted EBITDA to the most directly comparable GAAP financial measures, information about why we consider Adjusted Gross Profit and Adjusted EBITDA useful, and a discussion of the limitations of these measures, please see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
The Shared Micromobility Industry
Shared micromobility facilitates short-distance urban travel, typically under five miles, using shared lightweight vehicles like e-scooters and e-bikes.
The shared micromobility industry emerged in the mid-2000s with the introduction of government-sponsored dock-based bike-share systems in major cities, which established the foundation for shared micromobility but also exposed key constraints. The limitations of traditional docked systems spurred significant breakthroughs in shared micromobility resulting in the emergence of the modern micromobility industry in 2017, driven by technological advancements in smartphones, GPS tracking, IoT connectivity, and batteries.
With the majority of journeys relying on cars and public transportation globally, and travel and tourism driving an estimated $11 trillion in annual global spending in 2024 according to the World Travel and Tourism Council, shared micromobility has emerged as a critical solution for two of urban mobility’s largest and most impactful opportunities: Commuting and Tourism. Commuters can reduce travel time, eliminate parking costs, and bridge the first- and last-mile gap between transit stations and destinations. Tourists can embrace shared micromobility as an immersive way to explore cities while having fun.
Our Market Opportunity
We believe we are in the early innings of a multi-decade opportunity. The modern era of app-enabled “free-floating” systems — meaning e-scooters or e-bikes that are dockless and can be parked in a variety of locations — only recently began in 2017 and has grown rapidly since, spurred by significant technological breakthroughs and business evolution.
The continued growth and evolution of micromobility is a result of a number of secular tailwinds driven by evolving consumer priorities and broad government support. Consumers want to save time, save money and enjoy transportation options that offer more than just utility. We further believe that the increase in shared micromobility adoption is driven in part by a demographic shift, with younger generations showing less interest in driving. In addition, many governments have a mandate to accommodate increasing urbanization and to reduce car congestion and carbon emissions.
We view our opportunity in terms of our serviceable addressable market opportunity (“SAM”), which we believe we can address today, and our total addressable market opportunity (“TAM”), which we believe we can address over the long term.
We estimate our SAM to be approximately $4.5 billion. Our SAM of $4.5 billion reflects current micromobility adoption of approximately 11% of addressable riders within our existing cities. However, we see that in our more mature markets, the industry has reached adoption levels in the range of 30-40% among the addressable population. We believe there is potential to reach these levels of adoption across our existing cities, which would imply a SAM opportunity of approximately $9.5 billion at 30% adoption among our addressable population.
To arrive at our TAM from our SAM, we expand the aperture of cities to include those we have identified as expansion opportunities within the next five years. At an adoption rate of 30% of people in our addressable population within this expanded set of cities, our market opportunity would be $19.9 billion. If we further assume full adoption by people in our addressable population within each city, we estimate our TAM to be approximately $64.2 billion.
Lime’s Vertically Integrated Platform
Lime’s platform combines proprietary hardware and software, data, tech-enabled operations, and government relations expertise.
•Proprietary Hardware: At the core of our platform is our electric vehicle fleet, which includes proprietary e-scooters, e-bikes, and seated e-scooters, all available through our proprietary Rider App, enabling a free-floating model that offers flexible mobility options for riders and cities.
•Software: Our proprietary technology stack consists of three interconnected systems: the Rider App, the Lime Supply App, and an IoT-enabled hardware system that connects our fleet to both the Rider App and the Lime Supply App. The Rider App facilitates the trip experience for riders. Lime’s operations workforce uses the Lime Supply App to manage and maintain our fleet. Our IoT system continuously monitors vehicle locations around the world, vehicle health, and operational metrics through embedded sensors and other technology.
•Data: Data acquisition and analysis is a key pillar of our platform. We use data from our Rider App along with vehicle telemetry data to support vehicle demand forecasting and optimize hardware designs. Data is also a strategic asset for our operations workforce, enabling us to optimize efficiency and responsiveness.
•Tech-Enabled Operations: Our global operations are supported by employees, logistics providers, and contingent workers, all of whom leverage technology and data to drive efficiency and enhance the rider experience. Maintenance, deployment, charging, repositioning, and retrieval of our fleet are carried out through these combined resources.
•Government Relations Expertise: Our dedicated government relations and local customer service teams collaborate closely with cities, combining our operational expertise with deep local knowledge and in-depth discussions with key city officials to secure permits and deliver actionable insights informed by our extensive anonymized dataset.
Providing an Exceptional Rider Experience
We offer our riders exceptional value by delivering a reliable, easy, and convenient experience. Our commitment to improving short-distance travel and expanding availability helped foster a broad base of loyal riders.
•Reliability: We are focused on providing a reliable and convenient transportation solution for our riders, with dependable access to well-maintained vehicles.
•Ease of Use: We are focused on providing a fast and intuitive journey, from vehicle location to trip completion, for our riders.
•Comfort: Our vehicle design prioritizes rider comfort. Our latest models feature tuned acceleration curves designed to keep rides smooth for enhanced balance and reduced strain, ergonomic handlebars designed to reduce fatigue especially for longer rides, and well-designed, intuitive controls.

•Trust: Riders trust Lime as a safe and dependable choice for daily travel. We prioritize safety in vehicle design and manufacture, while our Rider App helps bolster rider confidence through riding tutorials and city-specific regulations or safety guidelines.
•Fun: Lime offers riders a joyful way to explore neighborhoods and cities.
•Affordability: We are focused on providing good value to our riders through various pricing plans that specifically fit riders’ travel needs, be it daily commutes or exploring new cities on vacation.
Lime’s Value Proposition to Cities
We believe that our success is intrinsically linked to the success of the cities we serve. We strive to be a trusted partner, providing solutions that seek to address the core priorities of our city partners, including reducing congestion, expanding affordable transit access, and lowering emissions. We provide value to cities by offering:
•Expanded Transportation Access and Efficiency: We are focused on expanding access to transportation by providing first- and last-mile connectivity and filling gaps where city services may not exist or operate with limited availability during off-peak hours.
•Multimodal Fleet Reaching More Riders: We provide cities with a ‘one-stop shop’ fleet of electric vehicles that can address a variety of urban transportation challenges.
•Reduced Congestion: Our shared micromobility fleet enables cities to ease the strain on overburdened city roads, from daily rush hours to major events like concerts and sporting events.
•Progress Towards Sustainability Goals: Lime’s shared micromobility vehicles offer a sustainable alternative, producing zero tailpipe emissions compared to about 400g of carbon dioxide per mile for the average car according the Environmental Protection Agency.
•Compliant and Well-Organized Operations: We design our hardware, location accuracy technology, and operational strategy to comply with local city requirements.
Lime’s Competitive Advantages
The combination of our vertically integrated platform, scale, market leadership, brand awareness, efficient operating model, and network partnerships all work together to create competitive advantages for our business. Together, they have contributed to our position as a leader in the shared micromobility industry and positioned us for growth.
Lime’s platform is designed to optimize the rider experience. Our platform seamlessly integrates government relations expertise that helps win us the right to serve a city with hardware, software, and data that drive topline growth and margin through an understanding of rider preferences and optimized vehicle availability. The result is a virtuous cycle where each component enhances the whole, creating operational advantages that strengthen progressively with scale.
Lime’s scale provides numerous benefits. Riders tend to gravitate to micromobility operators with the most city-wide vehicle availability, enabling Lime to become a preferred choice for shared micromobility in numerous cities where we operate. Scale expands our visibility and availability, which has supported our brand awareness with the public, positioning Lime as a go-to-choice for shared micromobility while reducing the amount spent on customer acquisition costs. In 2024, we spent less than 1% of our revenue on marketing expenses.
Lime’s scale also enables a highly-efficient operating model, which optimizes resource allocation and reduces the cost to serve our riders. Our model also allows us to adjust operational costs to match rider demand, reducing fixed costs and allowing us to adapt to changing market conditions. Our technology allows prioritization of tasks with the greatest return on investment and vehicle positioning to increase rider convenience, while scale brings density that reduces the cost of in-field operations.
Lastly, we benefit from a mutually exclusive partnership with Uber that allows Lime vehicles to be featured as a ride option within the Uber app in nearly all of our shared markets, providing us with direct access to Uber’s global user base. This integration acts as a highly efficient rider acquisition channel.
Growth Strategies
We believe Lime has significant room to grow our share and expand the shared micromobility market. We intend to grow through:
•Deepen Presence in Existing Cities: We aim to grow the size of our existing fleet, which already operates in more than 230 cities, by leveraging our existing infrastructure. Our strong partnership and long-standing operating track record with cities enable us to grow our fleet caps under city permits, as demonstrated by our 119% operational fleet retention rate in 2024.
•Reach New Cities and Countries: Many cities around the world still lack shared micromobility as a transportation option, and several secular trends support our expectation for continued adoption. We entered into 16 new cities in 2024 and intend to pursue opportunities to launch our fleet in more cities, with a focus on metropolitan areas we believe will have a high return on investment.
•Increase Engagement of Existing Riders: We believe that one of our greatest opportunities is increasing engagement and securing additional trips from our existing riders. In the past, we have increased engagement by introducing prepaid bundles and subscription programs like LimePass and Lime Prime, respectively, to cater to riders who could more frequently use Lime vehicles. These programs are designed to incentivize our riders to take more trips and convert casual riders into routine riders.
•Launch New and Improved Products and Services: Innovation is at the core of how Lime operates, and we have a dedicated research and development team that iterates on vehicle design and features to continuously improve our existing fleet. This team also evaluates new modes of transportation for future launch. With each new generation of vehicles, we have enhanced our modular design to unlock additional use cases.
•Expand Partnerships: We continue to evaluate strategic commercial partnerships to expand our market reach and broaden our rider base. As part of this initiative, we are piloting programs to support corporate campuses and exploring potential programs with higher education campuses. In addition, we are exploring potential partnerships with food delivery services to offer tailored access to our fleet through daily or weekly passes for couriers.
•Strategic Acquisitions: We employ a disciplined approach to potential acquisitions, carefully evaluating opportunities that could strengthen our platform, increase the diversity of our vehicle platforms, and extend Lime’s reach into new cities.
Risk Factors Summary
Our business is subject to a number of risks and uncertainties of which you should be aware before making a decision to invest in our common stock. These risks are more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:
•Our limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter.
•We have a history of net losses and we may not be able to achieve or maintain profitability in the future.

•Our revenue growth rate and financial performance in recent periods may not be indicative of future performance and such revenue growth rate may slow over time.
•If we fail to effectively manage or continue our growth, our business, financial condition, results of operations, and prospects could be adversely affected.
•Our business depends in large part on securing permits to operate. Our inability to obtain or renew permits could adversely affect our business, financial condition, results of operations, and prospects.
•Our business depends on retaining permits to operate and our inability to retain permits or comply with the terms of permits could adversely affect our business, financial condition, results of operations, and prospects.
•Our operations have historically varied from period-to-period and are seasonal and dependent on weather. Our financial performance in certain periods may not be indicative of, or comparable to, our financial performance in subsequent periods.
•If the shared micromobility industry does not continue to grow, grows more slowly than we expect, or fails to grow as large or otherwise develop as we expect, our business, financial condition, results of operations, and prospects could be adversely affected.
•We face intense competition and we may not be able to compete effectively, which could adversely affect our business, financial condition, results of operations, and prospects.
•Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business, financial condition, results of operations, and prospects.
•Any impairment of our ability to provide a sufficient number of safe and reliable vehicles at the times and locations riders expect would undermine our network effect and adversely affect our revenue, business, financial condition, results of operations, and prospects.
•Any actual or perceived cybersecurity or breach or incident could interrupt our operations, harm our brand and adversely affect our reputation, brand, business, financial condition, results of operations, and prospects.
•Our reputation and brand in the cities in which we operate are important to our success, and if we are not able to maintain and continue developing our reputation and brand, our business, financial condition, results of operations, and prospects could be adversely affected.
•If we are unable to successfully develop and market new offerings or make enhancements to our existing offerings, our business, financial condition, results of operations, prospects, and competitive position could be adversely affected.
•If we fail to attract and continue to work with qualified logistics providers, or ensure sufficient contingent workers, our business, financial condition, results of operations, and prospects could be adversely affected.
•We have identified a material weakness in our internal control over financial reporting and, if not timely remediated, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence and the price of our common stock.

Corporate Information
We were incorporated in January 2017 as a Delaware corporation. Our principal executive offices are located at 85 2nd Street, Suite 750, San Francisco, California 94105, and our telephone number is (415) 449-4139. Our website address is www.li.me. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.
Implications of Being an Emerging Growth Company
We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the consummation of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:
•we may present in this prospectus only two years of audited annual financial statements, plus any required unaudited condensed consolidated financial statements, and related management’s discussion and analysis of financial condition and results of operations;
•we will avail ourselves of the exemption from the requirement to obtain an attestation and report from our independent registered public accounting firm on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;
•we will provide less extensive disclosure about our executive compensation arrangements; and
•we will not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for any other new or revised accounting standards until the date that we are no longer an emerging growth company or affirmatively and irrevocably opt out of the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

THE OFFERING

Common stock offered by us	shares.

Option to purchase additional shares of common stock	shares.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Use of proceeds
We estimate that we will receive net proceeds from this offering of approximately $                (or $                if the underwriters exercise their option to purchase additional shares of common stock in full), based upon the assumed initial public offering price of $           per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to obtain additional capital to fund our operations, create a public market for our common stock, facilitate our future access to the public equity markets, and increase our visibility in the marketplace. We currently intend to use the net proceeds from this offering to repay all of the outstanding indebtedness under the Senior Secured Term Loan (as defined elsewhere in this prospectus). We intend to use the remaining net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds to in-license, acquire or invest in complementary technologies, assets or intellectual property. We periodically evaluate strategic opportunities; however, we have no current commitments to enter into any such acquisitions or make any such investments. We will have broad discretion in the way that we use the net proceeds of this offering. See the section titled “Use of Proceeds” for additional information.

Risk factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding whether to invest in our common stock.

Proposed Nasdaq trading symbol	“LIME”
The number of shares of our common stock to be outstanding after this offering is based on         shares of our common stock outstanding as of           , 2025 and reflects the Transactions (as defined below), and excludes:
•                shares of our common stock issuable upon the exercise of outstanding stock options as of                  , 2025, with a weighted-average exercise price of $           per share;
•                shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to                 , 2025, with a weighted-average exercise price of $           per share;

•                 shares of our common stock subject to outstanding restricted stock units (“RSUs”), for which the service-based vesting condition was satisfied as of          , 2025 and for which the liquidity-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part;
•                  shares of our common stock subject to outstanding RSUs, for which the service-based vesting condition was not satisfied as of                   , 2025 and for which the liquidity-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part;
•                   shares of our common stock issuable upon the exercise of the Preferred Stock Warrant (as defined elsewhere in this prospectus) outstanding as of               , 2025, which will become a warrant to purchase shares of our common stock in connection with the Transactions, with an exercise price of $                 per share;
•             shares of our common stock issuable upon the exercise of warrants to purchase                 shares of our common stock outstanding as of               , 2025, with a weighted-average exercise price of $                   per share;
•up to                 shares of our common stock issuable upon conversion of the aggregate principal amount of $            of the 2020 Uber Note (as defined elsewhere in this prospectus) (plus any unpaid accrued interest) outstanding as of               , 2025 and up to                shares of our common stock issuable upon conversion of the aggregate principal amount of $                of the 2020 Investor Notes (as defined elsewhere in this prospectus) (plus any unpaid accrued interest), in each case, outstanding as of          , 2025 at the 2020 Note Conversion Price (as defined elsewhere in this prospectus), provided that, the noteholders of the 2020 Uber Note and 2020 Investor Notes elect to convert their notes into shares of our common stock in connection with this offering as more fully described under the section titled “Description of Securities”;
•                       shares of our common stock reserved for future issuance under our 2026 Incentive Award Plan (the “2026 Plan”), which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, including                                         new shares and the number of shares (i) that remain available for grant of future awards under our 2017 Stock Incentive Plan (as amended, the “2017 Plan”) at the time the 2026 Plan becomes effective, which shares will cease to be available for issuance under the 2017 Plan at such time and (ii) underlying outstanding stock-based compensation awards granted under the 2017 Plan (such awards outstanding under such plans, the “Prior Plan Awards”) that expire, or are cancelled, forfeited, reacquired or withheld; and
•                shares of our common stock reserved for future issuance under our 2026 Employee Stock Purchase Plan (the “ESPP”), which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part.
The 2026 Plan and ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive and Director Compensation—Equity Incentive Plans” for additional information.
Except as otherwise indicated, all information in this prospectus assumes or gives effect to:
•the automatic conversion of all outstanding shares of our convertible preferred stock outstanding as of               , 2025 into an aggregate of                shares of our common stock, which conversion will occur immediately prior to the completion of this offering (collectively, the “Preferred Stock Conversion”);

•the net issuance of              shares of our common stock upon the automatic net exercise (based on the assumed initial public offering price of $                    per share, which is the midpoint of the price range set forth on the cover page of this prospectus) of the 2020 Warrants (as defined below) outstanding as of                 , 2025, with an exercise price of                      per share, which will occur immediately prior to the completion of this offering (the “2020 Warrants Net Issuance”) as more fully described under the section titled “Description of Securities”;
•the automatic conversion of the aggregate principal amount of $                of the 2021 Notes (as defined elsewhere in this prospectus) (plus any unpaid accrued interest) outstanding as of        , 2025 into               shares of our common stock (based on the assumed initial public offering price of $                     per share, which is the midpoint of the price range set forth on the cover page of this prospectus), which conversion will occur upon the execution of the underwriting agreement related to this offering (the “2021 Notes Conversion”) as more fully described under the section titled “Description of Securities”. Each $1.00 increase in the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease the shares of common stock issued in the 2021 Notes Conversion by                  shares, and each $1.00 decrease in the assumed initial public offering price of $                  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase the shares of common stock issued in the 2021 Notes Conversion by                   shares;
•a                     -for-one reverse stock split effected on                  , 2026, including a proportional increase in the authorized shares of our capital stock, with all share, option, warrant and per share information for all periods presented in this prospectus adjusted to reflect such reverse stock split on a retroactive basis (the “Reverse Stock Split” and collectively with the Preferred Stock Conversion, the 2020 Warrants Net Issuance, and the 2021 Notes Conversion, the “Transactions”);
•the adoption, filing, and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;
•no exercise of the outstanding stock options or warrants (other than the 2020 Warrants Net Issuance) or settlement of outstanding RSUs after                , 2025; and
•no exercise by the underwriters of their option to purchase                      additional shares of our common stock in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables set forth our summary consolidated financial data. The summary consolidated statements of operations data for the years ended December 31, 2023 and 2024 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results that may be expected in the future.
You should read the following summary consolidated financial data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial data in this section are not intended to replace, and are qualified in their entirety by, the consolidated financial statements and related notes.

	Year Ended December 31,
	2023	2024

	(in thousands)
Revenue	$521,983	$686,630
Cost of revenue(1)	352,778	405,557
Gross profit	169,205	281,073
Costs and expenses
Sales, general and administrative(1)	114,183	143,726
Operations and support(1)	42,642	48,937
Research and development(1)	37,004	41,441
Total operating expenses	193,829	234,104
Operating income (loss)	(24,624)	46,969
Interest expense	(23,140)	(20,282)
Other expense, net	(68,511)	(56,204)
Loss before income taxes	(116,275)	(29,517)
Provision for income taxes	6,083	4,396
Net loss	$(122,358)	$(33,913)
Net loss per share attributable to common stockholders, basic and diluted(2)	$(0.02)	$(0.01)
Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted(2)	5,823,152,122	6,104,052,166
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(3)		$
Pro forma weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted (unaudited) (3)
_________________
(1)Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2023	2024

	(in thousands)
Cost of revenue	$58	$36
Sales, general and administrative	5,474	5,840
Operations and support	1,550	1,697
Research and development	4,403	4,235
Total stock-based compensation expense	$11,485	$11,808
(2)See Note 16 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per common share, pro forma net loss per common share, and the weighted-average number of shares used in the computation of the per share amounts.

(3)The unaudited pro forma basic and diluted net loss per share have been prepared to give effect to (i) the Transactions and (ii) the repayment of the partial recourse promissory notes. The numerator in the pro forma basic and diluted net loss per common share calculation has been adjusted to remove the gains or losses resulting from the remeasurement of the Preferred Stock Warrant and the 2020 Warrants.

	Year Ended December 31, 2024
	Actual	Pro Forma(1)(2)	Pro Forma As Adjusted(2)(3)

	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash	$300,332	$	$
Working capital	213,938
Long-term debt	112,354
2020 Notes	200,849
2021 Notes	544,106
Convertible preferred stock	99,652
Series 1-C convertible preferred stock warrants	14,320
Additional paid-in capital	214,458
Accumulated deficit	(685,867)
Total stockholder’s deficit	(493,091)
_______________
(1)The pro forma consolidated balance sheet data gives effect to (i) the Transactions, (ii) the reclassification of our Preferred Stock Warrant to additional paid-in-capital, (iii) the repayment of the partial recourse promissory notes, and (iv) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering.
(2)The pro forma as adjusted consolidated balance sheet data gives effect to (i) the pro forma items included in footnote (1) above, (ii) the issuance and sale of                 shares of common stock by us in this offering at an assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the application of the net proceeds from this offering to repay all of the outstanding indebtedness under the Senior Secured Term Loan as described in the section titled “Use of Proceeds.”
(3)Each $1.00 increase or decrease in the assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of pro forma as adjusted cash and cash equivalents, additional paid-in capital and total stockholders’ by approximately $          , assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares of common stock offered by us would increase or decrease, as applicable, each of pro forma as adjusted cash and cash equivalents, additional paid-in capital and total stockholders’ equity by approximately $          , assuming that the assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.
Non-GAAP Financial Measures
The following table summarizes certain financial measures that are not calculated and presented in accordance with GAAP (“non-GAAP financial measures”), along with the most directly comparable GAAP measure, for each period presented below. In addition to our results determined in accordance with GAAP, we believe the following non-GAAP financial measures are useful in evaluating our operating performance. We use the following GAAP and non-GAAP financial measures, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes.

	Year Ended December 31,
	2023		2024

	(in thousands, except percentages)
Net loss	$(122,358)		$(33,913)
Adjusted EBITDA(1)(2)	$99,844		$153,412
Gross profit	$169,205		$281,073
Adjusted Gross Profit(1)(3)	$276,270		$368,556
Gross margin (as a percentage of revenue)	32.4%	%	40.9%	%
Adjusted Gross Margin (as a percentage of revenue)(1)(3)	52.9%	%	53.7%	%
Net cash provided by operating activities	$81,199		$168,953
Free Cash Flow(1)(4)	$1,071		$47,301
_______________
(1)Adjusted EBITDA, Adjusted Gross Profit, Adjusted Gross Margin and Free Cash Flow are non-GAAP financial measures. For more information regarding our use of these measures and reconciliations to the most directly comparable financial measures calculated in accordance with GAAP, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
(2)Adjusted EBITDA is defined as net loss excluding interest expense, provision for income tax, depreciation and amortization, stock-based compensation, other expense, net, loss on vehicle asset disposals and market closure costs.
(3)Adjusted Gross Profit is defined as gross profit excluding depreciation and amortization.
(4)Free Cash Flow is defined as net cash provided by operating activities excluding capital expenditures for vehicle and non-vehicle assets.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our common stock. Our business, financial condition, results of operations, and prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations, and prospects could be adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.
Risks Related to Our Business and Industry
Our limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter.
We have been focused on shared micromobility since 2017, and our business continues to evolve. We regularly expand our offerings and pricing plans. This relatively limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter. These risks and challenges include, but are not limited to, our ability to:
•make operating decisions and evaluate our future prospects in light of uncertainties and unknown or future business trends and factors that could significantly impact our business or cause us to alter our existing plans for the future;
•forecast financial performance, allocate resources for future growth, establish sufficient loss reserves, and manage costs effectively;
•comply with highly fragmented and evolving laws and regulations applicable to our business, including our ability to comply with requirements of existing permits or to obtain new permits to operate in a given city;
•attract and retain qualified logistics providers and engage contingent workers to support fleet operations as demand fluctuates;
•hire, integrate, and retain talented employees at all levels of our organization;
•manage, grow, and staff international operations, including in countries in which employees are or may become part of labor unions, work councils, or collective bargaining agreements and challenges relating to work stoppages or slowdowns;
•attract new and retain existing riders and deliver high fleet availability in a cost-effective manner;
•develop, design, and contract manufacture vehicles that are safe to ride and meet rider preferences, and regulatory requirements in a cost-effective manner;
•plan for and manage capital expenditures for our current and future offerings;
•manage our supply chain and supplier relationships related to our current and future offerings;
•anticipate and respond to macroeconomic changes and changes in the cities3 in which we operate;
•maintain and enhance the value of our reputation and brand;
3 As used in this prospectus, a “city” may refer to a metropolitan area that may be a city or could include regions outside of city limits or in defined areas of operation within a metropolitan area.

•effectively manage our growth;
•continue to expand our geographic reach; and
•successfully develop new offerings, vehicles, and other features to enhance vehicle quality, improve safety, encourage proper use, and enhance the experience of riders.
If we fail to successfully address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business, financial condition, results of operations, and prospects would be adversely affected. Further, because we have limited historical financial data and operate in a rapidly evolving, nascent industry, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable industry. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our financial performance could differ materially from our expectations and our business, financial condition, results of operations, and prospects could be adversely affected. If we fail to meet or exceed such expectations, the market price of our stock could fall substantially, and we could face costly litigation, including, for example, securities class action suits.
We have a history of net losses and we may not be able to achieve or maintain profitability in the future.
We have incurred net losses each year since our inception and we may not be able to achieve or maintain profitability in the future. We incurred net losses of $122.4 million and $33.9 million in 2023 and 2024, respectively. Our expenses will likely increase in the future as we expand in existing and new cities, increase our sales and marketing efforts, develop and launch new offerings, and continue to invest in our business. These efforts may be more costly than we expect and may not result in increased revenue, profitability, or growth in our business. Our offerings require significant capital investments and recurring costs and expenses, including maintenance, depreciation, asset life, and asset replacement costs, and if we are not able to maintain sufficient levels of utilization of such assets or such offerings are otherwise not successful, our investments may not generate sufficient returns and our business, financial condition, results of operations, and prospects may be adversely affected. Any failure to increase our revenue sufficiently to keep pace with our investments and other costs and expenses could prevent us from achieving or maintaining profitability or positive cash flow on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition, results of operations, and prospects may be adversely affected.
Our revenue growth rate and financial performance in recent periods may not be indicative of future performance and such revenue growth rate may slow over time.
We have grown rapidly over the last several years, and therefore, our recent revenue growth rate and financial performance should not be considered indicative of our future performance. In 2023 and 2024, our revenue was $522.0 million and $686.6 million, respectively, representing 31.5% growth. You should not rely on our revenue for any previous quarterly or annual period as any indication of our revenue or revenue growth to be expected in future periods. Our revenue growth rate may decline in future periods due to a number of reasons, which may include slowing demand for our offerings, increasing competition, a decrease in the growth of our overall market or market saturation, and our failure to capitalize on growth opportunities. If we are unable to generate adequate revenue growth and manage our expenses, we may continue to incur significant losses in the future, may not be able to achieve or maintain profitability and our business, financial condition, results of operations, and prospects could be adversely affected.

If we fail to effectively manage or continue our growth, our business, financial condition, results of operations, and prospects could be adversely affected.
Since 2017, we have experienced rapid growth in our business, increased rider engagement with our offerings, and expanded our geographic reach, and while we expect to continue to experience growth in the future, we may fail to effectively manage such growth or continue to grow at the same historical pace. For example, our Monthly Active Users (“MAU”), which we define as the total number of unique riders who complete at least one e-scooter or e-bike trip on our platform at least once in a given month, averaged over each month in the measurement period, grew 19% year-over-year in 2024. This growth has placed, and may continue to place, significant demands on our management and our operational and financial infrastructure. Our ability to manage our growth effectively and to expand our fleet in existing cities and expand into new cities and countries, increase rider adoption and engagement, and integrate new technologies and acquisitions into our existing business will require us to continue to expand our operational and financial infrastructure, to invest more in our fleet and to continue to retain, attract, train, motivate and manage employees and obtain contingent workers at times of peak or increased demand. If we are unsuccessful at continuing this expansion, investment, and focus on managing our growth, the quality of our offerings could suffer, which could adversely affect our reputation and brand. Further, continued rapid growth could strain our ability to develop and improve our operational, financial, and management controls, enhance our reporting systems and procedures, obtain enough new vehicles and maintain our current vehicles to meet demand, recruit, train, and retain highly skilled employees, obtain contingent workers, and maintain rider satisfaction and regulatory compliance. Any strain on our ability to execute on these processes and goals could hinder our ability to successfully execute on our growth strategies and our ability to continue to grow our business. Further, if we do not effectively manage the growth of our business and operations, the quality of our offerings could suffer, which could adversely affect our reputation and brand, business, financial condition, results of operations, and prospects.
Our business depends in large part on securing permits to operate. Our inability to obtain or renew permits could adversely affect our business, financial condition, results of operations, and prospects.
Almost all of the cities in which we operate and seek to operate require a permit issued by the city. Securing permits is a necessary gateway to market entry into and continued operations in a city, and our growth depends on our ability to continue to secure permits. We have been unsuccessful in the past, and may be unsuccessful in the future, in competing for and securing permits. The majority of permits are secured following a competitive bidding process administered by cities via a “request for proposal” where typically one to three operators are selected by the city for a defined operating period. The request for proposal varies in complexity depending on the city, the sophistication of the shared micromobility program requested by the city and population density, transportation infrastructure, and local policy priorities of each city, and can address topics such as vehicle mode, fleet size, operating zones, parking rules, specific vehicle requirements, helmet use, other safety requirements, and insurance. These may include requirements that we cannot meet. Obtaining permits through the bidding process requires significant investment in fleet development, operations, policy management, an understanding of the applicable regulatory requirements, city knowledge, and relationship-building with decision-makers. In many cases, the permitting regime in a single city is multi-jurisdictional and operating in that city may require separate permits from multiple sub-jurisdictions within that city, such as municipalities, suburbs, boroughs, districts, or counties, each of which may have its own processes and requirements. These requests for proposal processes can be highly competitive, time-consuming and expensive, without any assurance that a city will select us as an operator, and failure to win or renew a permit in that city could harm our ability to sustain or grow our business.
Our ability to compete effectively and secure a permit in these processes may be constrained by political and other factors unrelated to the viability of our offerings. Further, even if we are initially successful in securing a permit for a city, other unsuccessful bidders have in the past and may in the future challenge the results by lodging bid protests with the city which can divert resources, delay the commencement of our operations in that city, or, if we were initially successful in the bid process, result in loss of our permit. In certain situations, we may obtain a permit from another operator in the city, but terms of the permit may limit or exclude transferability and we have in the past and may in the future not be successful in executing on the transfer.
Certain terms imposed by a city in the request for proposal, including the scope of operators that may participate in the bidding process, may make it difficult for us to enter new cities or make it economically unattractive to operate in those cities. For example, some cities have implemented a blind auction component to their request for proposal process, and in those cities, competitors may bid aggressively to secure the permit, and our strategy to prioritize economic viability could limit our ability to secure a permit and operate in that city. We have chosen, and may choose to in the future, to not compete in requests for proposals in certain cities.
Deciding on the cities in which we operate and seek to operate involves judgment regarding the economic viability and the applicable regulatory and political environment of such cities. We may operate and seek to operate in cities that later prove to be less favorable than expected, or fail to prioritize cities with more favorable opportunities. We have in the past and may choose to discontinue operations in a city and/or not apply to renew a permit if we decide that the economic prospects of operating in a city no longer make it viable to do so, including in cases where the terms of the renewed permit are not as economically attractive as the terms of the prior permit. Permits are generally granted for limited durations, which varies by city, and typically must be renewed. Although some permits are renewed through an automatic extension, other permits require a separate renewal process specific to that city, which is akin to obtaining a new permit through a competitive request for proposal process.
Our growth also depends on our ability to secure increases in the authorized size of our fleet (“fleet caps”) under existing permits during the operating period or at the time of renewal. Certain permits have fleet utilization and permit compliance as key factors in allowing increases of fleet caps under an existing permit. While we have historically successfully increased fleet caps through this process in many of the cities we have operated in, we may not be as successful in the future.
Even if we are granted permit renewals, some permits could be renewed on terms that are less favorable than those in the originally granted permit due to competition, fleet utilization, or other factors. For example, we have in the past secured permit renewals with a decrease to the fleet caps in the city, including as a result of a reallocation of total fleet cap for the city to a new operator entering the city.
If we are not successful in utilizing and expanding our fleet, rider adoption, and the number of trips taken with us may decrease. Lower levels of ridership may limit the data available to us to effectively forecast demand, reduce vehicle utilization, and impair our ability to meet permit requirements or secure fleet cap expansions. Failure to secure fleet cap increases could prevent planned expansions in existing cities, which would impact our ability to grow our business and adversely affect our business, financial condition, results of operations, and prospects.
As the requirements put forth by a city in the request for proposal vary and are weighted differently depending on the specific concerns of the particular city, we depend on dedicated government relations teams to advise on local concerns and cultivate partnerships with city decision-makers. If our government relations team is unable to build effective partnerships with cities, or is unable to demonstrate how our offerings can be adapted to address the specific local concerns and regulatory requirements of a particular city, our ability to secure or renew the permits to operate and expand our business, financial condition, results of operations, and prospects may be adversely affected.
Our business depends on retaining permits to operate and our inability to retain permits or comply with the terms of permits could adversely affect our business, financial condition, results of operations, and prospects.
Upon securing a permit and commencing operations in a city, compliance with the terms of the permit is a critical factor in maintaining the permit and increasing the likelihood of permit renewal. Cities have broad discretion in assessing our compliance with the terms of the permits, and can also revise the permit requirements during the operating period. In addition, certain of our permits include a phase-in approach, where we agree to implement certain features or offerings over time. We may not be able to evolve our offerings in compliance with such dynamic requirements of permits. For example, the terms of our permit in Chicago require that we phase-in certain technology to detect sidewalk riding and we experienced delays in rolling out such features. If cities determine that our operations are not in compliance with their requirements, as they have in the past, or revise requirements that result in our operations being out of compliance with the permit, we may not be allowed to continue to operate under the existing permit and/or we may not be successful in renewing our permit to operate, and we may be subject to fines or penalties and may need to abruptly cease our offerings to riders in that city, and our reputation, business, financial condition, results of operations, and prospects could be significantly harmed.
In addition to complying with the terms of a given permit, we are required to comply with additional and evolving regulations from local, regional, federal and foreign authorities. These may include hardware specifications regarding the size, weight, acceleration, maximum speed, braking distance, lighting, control systems, and electrical safety standards, as well as regulations related to battery safety, charging, storage, and safe handling of our vehicles or the components, or other regulations related to consumer safety like identity verification, all of which may vary by city. For example, Washington, D.C. recently introduced an age verification requirement to address the city’s concerns with the reckless behavior of youths, which resulted in the need for us to implement new age verification technology on a rapid basis to respond to the new regulations. While we endeavor to operate in a manner that complies with permit and regulatory requirements of a given city and subsequent changes to such requirements, failure to comply with any of the requirements has in the past and may in the future result in adverse consequences, depending on the terms of the permit. These consequences could include fines or other penalties, limits on the use of our offerings in certain areas, or imposing other restrictions that may affect the availability of our offerings for an extended period of time or indefinitely. The terms of many of our permits also allow the city to unilaterally suspend or revoke our permit to operate with or without cause. Our offerings and vehicles could also be subject to reclassification by the city which could result in costly re-design or recall of our vehicles in the relevant markets. If we fail to retain a permit, or if a permit is unilaterally revoked, whether due to reasons that are within our control or for reasons that are outside of our control, such as a city revoking our permit without cause, an insurance carrier canceling our policies, or rider behavior failing to follow city regulations resulting in noncompliance of our permit requirements, we could be forced to shut down our existing operations in that city or forego planned expansions into new cities in the region, which would impair our ability to execute on our growth strategies and adversely affect our business, financial condition, results of operations, and prospects.
Furthermore, a city may also take actions which would cause all operators, including us, to withdraw and cease part or all shared micromobility operations in that city. For example, in 2024 permits of all e-scooter operators in Madrid, including us, were revoked by the city, and in 2023 the mayor of Paris called a referendum the result of which caused all e-scooter operators in Paris, including us, to withdraw and cease operations. Cities may also undertake actions that limit shared micromobility programs. For example, in October 2025 the city of Prague adopted a new measure that prohibited shared e-scooters from being parked anywhere in the city, to become effective in January 2026. In these situations, we have historically been allowed to continue operating e-bikes in the city.
The foregoing risks are heightened in our concentrated markets where we generate a disproportionate share of our revenue. Unfavorable permitting actions by cities in these markets, such as adverse changes to permit terms, stricter enforcement, non-renewal, suspension, or program cessation, could have a material and adverse impact on our business, financial condition, results of operations, and prospects. Reputational issues arising in a city or cities within a concentrated market may also influence permitting or renewal decisions or trigger regulatory actions in adjacent cities, magnifying the effect.

Our operations have historically varied from period-to-period and are seasonal and dependent on weather. Our financial performance in certain periods may not be indicative of, or comparable to, our financial performance in subsequent periods.
Our financial results have historically varied from period-to-period and we expect that our financial results will continue to do so due to, among other things, long-term seasonality trends such as seasonal variations in travel patterns of riders, timing of our capital expenditures, short-term changes in demand due to varying, bad or extreme weather conditions or forecasts, with higher sensitivity to adverse weather (such as unexpected and/or prolonged periods of rain, hurricanes, thunderstorms, or hail during peak periods), fluctuations in demand for offerings over holiday periods and during other seasonal events, general economic conditions, and other reasons that are difficult to predict. In the majority of cities in which we operate, rider demand typically increases during the warmer and drier months in the second and third quarters and typically decreases during the colder and wetter months in the first and fourth quarters. Our revenue generally peaks in the second and third quarters whereas a majority of our capital expenditures occur in the fourth quarter during our hardware refresh cycle. This timing causes our cash flows to fluctuate and may strain our liquidity resources and impact our ability to pay unexpected expenses. Any inability to meet the heightened demand during our peak quarters, to reduce operating costs (including by effectively adjusting our labor needs) or pay for unexpected expenses during periods of low demand, or to adequately manage our cash flows in the fourth and first quarter could adversely impact our business, financial condition, results of operations, and cash flows.
While we seek to manage seasonal increases in demand by increasing our available fleet and service providers in the periods leading up to and during peak periods, we may not be successful. The risks associated with our seasonality could be increased with our entrance into new cities with unfavorable weather patterns, new seasonal trends or existing seasonal trends becoming more extreme, including as a result of climate change or otherwise, which could contribute to further fluctuations in our results of operations.
Bad weather, and forecasts of bad weather, on weekends, holidays, or other peak periods, bad weather patterns that affect a large geographical area in which we have operations, and/or sustained bad weather patterns, which may be a result of climate change, have in the past and may in the future adversely impact the use of our vehicles, which would typically have a greater negative impact on our revenue and could disproportionately impact our results of operations.
Further, because our results of operations may vary significantly from quarter-to-quarter and year-to-year, the results of any one period should not be relied upon as an indication of future performance. Fluctuations in our results of operations may cause such results to fall below the financial guidance or other projections that we may provide to the public, or the expectations of our investors or the analysts that cover us for a particular period, which could cause the trading price of our common stock to decline and could adversely impact our business, financial condition, results of operations, and prospects.
If the shared micromobility industry does not continue to grow, grows more slowly than we expect, or fails to grow as large or otherwise develop as we expect, our business, financial condition, results of operations, and prospects could be adversely affected.
The shared micromobility industry has grown rapidly since we launched our business in 2017, but it is still relatively new, and it is uncertain whether market acceptance will continue to grow, stay the same, or contract. Our success will depend on a number of factors, including the willingness of consumers to widely adopt shared e-scooters and e-bikes across a variety of use cases, changes in consumer demographics or preferences, the regulatory environment, and general economic conditions, particularly those adversely affecting discretionary consumer spending. If the public or city officials do not perceive shared micromobility offerings as beneficial, or choose not to adopt them as a result of concerns regarding safety, impact on public spaces, longer-term behavioral and social shifts, or for other reasons, whether as a result of incidents involving our vehicles or our competitors’ vehicles or otherwise, then the market for our offerings may not further develop, may develop more slowly than we expect, or may not achieve the growth potential we expect, any of which could adversely affect our business, financial condition, results of operations, and prospects.
We face intense competition and we may not be able to compete effectively, which could adversely affect our business, financial condition, results of operations, and prospects.
The shared micromobility industry in which we operate is intensely competitive. We compete on a global basis, and the markets in which we compete are highly fragmented. We face significant competition from existing, well-established alternatives, and in the future we expect to face new competition from market entrants. In addition, consumers have a propensity to shift to the lowest-cost or highest-quality provider, and the cost to switch between providers is low. Consumer preferences are dynamic and may shift away from shared micromobility toward alternative modes of transportation. Further, while we work to expand globally and introduce new offerings, many of our competitors remain focused on a limited number of offerings or on a narrow geographic scope, allowing them to become more well-established in specific cities and employ resources in a more targeted manner. If we fail to compete effectively on price, performance, quality, safety and availability, if our brand or reputation is harmed, or if we are unable to differentiate our offerings from our competitors, we could lose market share to our competitors, which could adversely affect our business, financial condition, results of operations, and prospects.
Within the shared micromobility industry, we primarily face competition from other shared micromobility operators, such as Bird (and Spin, which is wholly-owned by Bird), Bolt, Neuron Mobility (merged with Beam Mobility), Voi Technology, Dott (including its predecessor Tier Mobility), and HelloRide, among others, regional and local operators, subsidized municipal operators, and docked solutions operators such as those operated by Lyft. We also compete with other types or modes of transportation in a city, including traditional taxi services, public transportation, walking, and ridesharing platforms, including the emergence of autonomous vehicle platforms. Shifts in consumer preferences across these types or modes may reduce demand for shared micromobility and our vehicles in particular. We compete on a number of factors, including scale and size of our fleet and operational footprint, technology-enabled hardware and software features, the robustness, reliability, vehicle quality, safety, and comfort of our vehicles, government relationships, brand recognition, convenience, reputation, and pricing. We anticipate continued challenges from current competitors as well as from new entrants into the shared micromobility industry.
Certain of our competitors and potential competitors may have greater financial, technical, marketing, research and development, manufacturing and other resources, stronger name recognition, longer operating histories, a larger rider base, lower prices, or more supportive regulatory regimes than we do, which may be especially relevant in a particular market. They may have existing relationships or other advantages in specific cities, which could impact our ability to obtain permits in those cities. They may be able to devote greater resources to the development, promotion, and sale of services and offer lower prices in a particular market; or they may be able to anticipate and respond more quickly or effectively to evolving consumer preferences, including offering discounted services, consumer discounts and promotions, and alternative pricing plans, which may be more attractive to consumers than those that we offer. They may have greater resources to deploy towards the research, development, and commercialization of new technologies, including autonomous vehicle technology, or they may have other financial, technical, or resource advantages. In addition, competitors may share in the effective benefit of any regulatory or governmental approvals and litigation victories we may achieve, without having to incur the costs we have incurred to obtain such benefits. Our competitors may also establish cooperative or strategic relationships, or consolidate, among themselves or with local governments and other third parties that may further enhance their resources and services in any market. Our inability to compete effectively would harm our business, financial condition, results of operations, and prospects.

Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business, financial condition, results of operations, and prospects.
The regulatory framework governing the shared micromobility industry is nascent, rapidly evolving, and varies widely by market. We are subject to a variety of laws and regulations in the United States and abroad that are continuously evolving and developing and are costly to comply with, can require significant management time and effort, and can subject us to regulatory scrutiny, litigation or other claims for alleged non-compliance. Laws, regulations, and industry standards governing matters such as vehicle design and classification, e-scooter and e-bike sharing, safe handling and practices regarding lithium-ion batteries, consumer protection, product liability, artificial intelligence (“AI”), labor and employment, data privacy, cybersecurity, environmental, health and safety, electric vehicles, among others, are often complex and subject to varying interpretations, in many cases due to their lack of specificity. Many of these regimes are newly applied to the shared micromobility industry and lack established precedent or clear guidance. As a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state, and local administrative agencies and standards bodies. We may be found not in compliance with any of these new or existing laws, regulations, standards and other governmental requirements. These obligations vary materially across markets, may be inconsistent among cities or countries and can be enforced inconsistently, resulting in a patchwork of requirements. In addition, these laws and regulations, or their interpretation, may also conflict with each other, and if we comply with the laws or regulations of one city, we may find that we are violating the laws or regulations of another city. Adverse changes in, or interpretations of, these laws and regulations could require us to cease or modify operations in certain markets, including reducing the size or scope of our fleet, limit rider access, implement changes to our technology or hardware, incur significant compliance and operating costs, change our business model or practices, or subject us to fines, penalties, injunctions, permit suspensions or revocations, or other enforcement actions. Additionally, difficulties complying with new or existing laws and regulations in concentrated markets may have a disproportionate adverse effect on our business.
In the event our offerings are restricted, in whole or in part, or other restrictions are imposed on our offerings, or our competitors are able to successfully penetrate new cities or countries or capture a greater share of existing cities or countries that we cannot access or where we face other restrictions, our ability to retain or increase our rider base and rider engagement may be adversely affected, we may not be able to maintain or grow our revenue as anticipated, and our business, financial condition, results of operations, and prospects would be adversely affected.
Any impairment of our ability to provide a sufficient number of safe and reliable vehicles at the times and locations riders expect would undermine our network effect and adversely affect our revenue, business, financial condition, results of operations, and prospects.
Our success in a given market significantly depends on our ability to provide a sufficient number of vehicles that are safe and reliable for riders. A number of factors affect our ability to deliver our fleet, including, among other factors, our ability to obtain and maintain permits to operate in a given city, and comply with applicable regulations; our ability to maintain the performance of our vehicles, including at satisfactory battery levels; our ability to accurately predict rider demand and reposition vehicles to those locations; our ability to manage our supply chain; and our ability to protect our fleet from vandalism, theft and destruction. Availability and reliability are primary drivers of our growth, and if we fail to execute our operations successfully, the growth of our business may be harmed. We have in the past and may in the future experience issues related to the deployment and repositioning of our fleet in a manner that meets rider demand, our technology and algorithms, the maintenance of our vehicles, labor shortages, and the manufacturing of our vehicles, any of which may adversely affect our vehicle availability.
An insufficient number of serviceable vehicles in a given city or market would result in missed market opportunities, diminish the rider experience, reduce the trip and telemetry data that we use to enhance our platform intelligence and demand forecasting, and harm our reputation, any of which would decrease our network effect and weaken our financial performance. In addition, the unavailability of our fleet could impair our ability to satisfy the service-level commitments required under many of our permits, and we could be subject to fines and penalties, reduced fleet allocations during permit renewals, or permit suspensions or revocations.
If our service quality diminishes or our competitors’ products achieve greater market adoption, our competitors may be able to grow more quickly than we do or capture a larger market share, which would adversely affect our revenue, business, financial condition, results of operations, and prospects.
Any actual or perceived cybersecurity or breach or incident could interrupt our operations, harm our brand and adversely affect our reputation, brand, business, financial condition, results of operations, and prospects.
We and certain of our third-party providers collect, store, transmit, and otherwise process personal data and other sensitive data from our riders and members of our workforce. Additionally, we and certain of our third-party providers maintain other confidential, proprietary, or otherwise sensitive information relating to our business, including intellectual property, and similar information received from third parties.
We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity, and availability of our systems from diverse threat actors, such as state-sponsored organizations, opportunistic hackers, and hacktivists. Such threat actors may gain unauthorized access to our systems or facilities or those of our workforce, partners, logistics providers, contingent workers, riders, or others through various means, including malware (including ransomware), malfeasance by insiders, human or technological error, bugs, other vulnerabilities. They may also attempt to fraudulently induce our workforce, partners, logistics providers, contingent workers, riders, or others into disclosing rider names, passwords, payment card information, trip and location data, or other sensitive information, resulting in the fraudulent transfer of funds to criminal actors.
We make extensive use of third-party suppliers and service providers, such as cloud services that support our internal and consumer-facing operations, and may have limited insight into the data privacy or cybersecurity practices of such third-party suppliers and service providers. Even if our own cybersecurity measures remain intact, cyberattacks, data breaches, cybersecurity incidents, malicious Internet-based activities, or other incidents or failures that disrupt or result in unauthorized access to third-party information technology systems can materially impact our systems, operations and financial results. In such circumstances, we may not receive timely notice of, or sufficient information about, the breach or other incident or failure, or we may be unable to exert any meaningful control of or influence over how and when the breach or other incident or failure is addressed. Any theft, loss, or misappropriation of, or unauthorized access to, riders’ or other proprietary, confidential, or sensitive information, or other breach of our information technology systems or those of our third-party suppliers and service providers could disrupt our operations, damage our reputation, result in fines, legal claims, proceedings (including regulatory investigations and actions), or liability for failure to comply with data privacy and cybersecurity laws, or otherwise result in loss of revenue, fraudulent transactions, loss of riders, transaction errors, processing inefficiencies, lack of service reliability, and increased costs (including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants).
In addition, our riders could have vulnerabilities on their own devices that are entirely unrelated to our systems and our platform, but could mistakenly attribute their own vulnerabilities to us. Further, breaches or other cybersecurity incidents experienced by other companies may also be leveraged against us. For example, credential stuffing attacks are common, and sophisticated actors can mask their attacks, making the source difficult to identify and difficult to prevent.
The integration of AI in our operations or offerings, and the use of AI and potentially quantum computing by criminal or other threat actors in conducting cyberattacks poses new, evolving and/or unknown cybersecurity risks and challenges. Cyberattacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools that circumvent cybersecurity controls, evade detection, and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate, or recover from future attacks or incidents. We continue to incur significant costs in an ongoing effort to detect and prevent cybersecurity breaches and other cybersecurity-related incidents (an expense we expect will increase as we continue to implement systems and processes designed to prevent and otherwise address cybersecurity breaches and incidents). However, we cannot guarantee the success of these measures or prevent incidents from impacting our platform. As we expand our operations, including licensing or sharing data with cities, third parties and acquiring or partnering with other companies, have employees, contractors, or third-party relationships in jurisdictions outside the United States, or continue to expand work-from-home practices of our employees, our exposure to cyberattacks, breaches, and incidents may increase.
Our information technology and infrastructure are subject to cyberattacks, breaches, and incidents, including ransomware or other malware, which have resulted in and may result in interruptions to our operations or unavailability of our platform. Further, unauthorized parties or authorized third parties may be able to access our riders’ personal information and limited payment card data that are available through those systems. We may also not have the resources or technical sophistication to anticipate, prevent, respond to, or mitigate cyberattacks or cybersecurity breaches or incidents, and we may face difficulties or delays in identifying and responding to cyberattacks, breaches, and incidents.
In addition to the risks associated with the cybersecurity of our data and systems, our fleet of connected vehicles could itself be a target for cybersecurity attacks. Because our vehicles are Internet of Things (“IoT”) devices that can be controlled remotely through our platform, a malicious actor who successfully breaches our systems could potentially gain operational control over a large number of vehicles. Such an attack could be used to immobilize our fleet, manipulate vehicle functions (such as braking and acceleration to create unsafe conditions for our riders), or use the vehicles’ real-time location data to expose riders’ personal location information. While we have implemented cybersecurity measures designed to prevent such unauthorized access or control, we cannot guarantee that these measures will be effective against future attacks. Any such event could result in serious injuries, significant legal liability, regulatory action, and a loss of rider and community trust in our service, which would harm our reputation and brand and adversely affect our business, financial condition, results of operations, and prospects.
Any actual or perceived breach or incident affecting us or other parties with which we share data or that are processing data on our behalf could (i) interrupt our operations, (ii) result in our platform being unavailable or otherwise disrupted, (iii) result in loss, alteration, unavailability or unauthorized use, disclosure or other processing of data, (iv) result in fraudulent transfer of funds, (v) harm our reputation and brand, (vi) damage our relationships with third-party partners and/or logistics providers, (vii) result in regulatory investigations and other proceedings, private claims, demands, litigation (including class actions) and other proceedings, (viii) result in the loss of our ability to accept credit or debit card payments, (ix) increase card processing fees, and (x) result in other significant legal, regulatory, and financial exposure, which could lead to loss of rider confidence in, or decreased use of, Lime, regulatory investigations, litigation (including regulatory enforcement and class actions), other claims, remedies such as substantial fines and/or damage awards, injunctive relief and/or consent decrees, required changes to our business model, negative media attention, and damage to our reputation, any of which could adversely affect our business, financial condition, results of operations, and prospects. Further, any cyberattacks directed toward, or breaches or incidents impacting, our competitors could reduce confidence in the shared micromobility industry as a whole and, as a result, reduce confidence in us.
In the event of a future breach or incident, we could be required to expend additional significant capital and other resources in an effort to respond to and/or prevent further breaches or incidents, which may require us to divert substantial resources and significant management attention, including retaining the services of third-party cybersecurity providers and costs associated with replacing or upgrading our information technology systems cybersecurity. Moreover, we could be required or otherwise find it appropriate to expend significant capital and other resources to respond to, notify third parties of, and otherwise address and contain the breach or incident and determine its root cause.

Additionally, defending against claims or litigation based on any actual or perceived data privacy or cybersecurity breach or incident, regardless of their merit, would be costly and divert management’s attention, and we may not be successful in our defense. We cannot be certain that our insurance coverage will be adequate for such liabilities, that insurance will continue to be available to us on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, brand, business, financial condition, results of operations, and prospects.
Our reputation and brand in the cities in which we operate are important to our success, and if we are not able to maintain and continue developing our reputation and brand, our business, financial condition, results of operations, and prospects could be adversely affected.
We believe that building a strong reputation and brand as a safe, reliable, and affordable service is critical to our ability to obtain and maintain permits and attract and retain riders. The successful development of our reputation and brand depends on a number of factors. Claims of accidents involving our vehicles or other causes of injury, particularly injuries involving serious injury or death, including negative publicity surrounding such events, have occurred and are likely to continue to occur. Additionally, the perception that our offerings are unsafe could harm our reputation and may make it less likely that riders would be willing to try or continue using our platform. For example, in the United Kingdom we are subject to claims that our vehicles increase the risk of leg injuries. Other complaints or negative publicity about us, our vehicles, riders, our customer support, our offerings, or our policies and guidelines could also adversely affect our reputation. For example, there have been negative articles addressing our vehicles’ interference with access to public spaces or our vehicles being thrown into bodies of water. Our reputation can also be affected by public uses of our vehicles, for example, our vehicles have also been featured in photos from political demonstrations and events, such as the June 2025 Los Angeles protests. Furthermore, from time to time our vehicles are stolen, damaged or vandalized, which has led to decreased reliability and performance, which may adversely affect our reputation. Even if the negative reports are factually incorrect or based on isolated incidents, negative reports can diminish confidence in, and the use of, our offerings. In addition, non-compliance or poor operations by our competitors could lead to negative perceptions of the shared micromobility industry as a whole. If we cannot successfully address these issues and maintain and develop our brand and reputation, we may experience decreased usage by existing riders, decreased rider acquisition, reduced fleet deployment in certain cities, increased regulatory scrutiny, including revocation of permits, and increased claims or increased litigation.
If we are unable to successfully develop and market new offerings or make enhancements to our existing offerings, our business, financial condition, results of operations, prospects, and competitive position could be adversely affected.
If we do not successfully develop, introduce, and scale new or enhanced offerings, our business, financial condition, results of operations, prospects, and competitive position could be adversely affected. Our success depends in part on our ability to design and deliver offerings that meet evolving rider preferences and regulatory expectations, including innovations in hardware, software, and operational models. While these and future enhancements are intended to improve the rider experience and operational efficiency, they may not succeed. For example, they may not achieve rider acceptance, fail to perform as expected, fail to meet permit requirements, face delays, or require greater capital expenditures than anticipated.
In order to enhance the rider experience, from time to time, we introduce new modes of vehicles, vehicle designs, features, or service formats, and we may also test pilot programs. These initiatives involve significant investment and operational complexity and may not be successful. For example, we previously piloted electric mopeds in New York City, which we discontinued. Similarly, in order to improve our operations, from time to time, we may test different marketing strategies to enhance our brand visibility and rider adoption or implement other internal processes to enhance our operational efficiency, but these initiatives may not deliver the benefits we expect from our investments. Ultimately, unsuccessful experiments or delays in scaling new offerings could strain our operational resources, reduce visibility into expected revenue and profitability, and adversely affect our margins, business, financial condition, results of operations, and prospects.
Our ability to develop new offerings could also be adversely affected by changes in rider expectations, the introduction of superior competitive offerings, any deterioration in the availability, safety, reliability, or quality of our service, or regulatory barriers. New vehicle modes or models can also negatively affect the consumer perception of existing vehicle modes or models as they may replace or shorten the lifecycle of existing vehicles modes or models or be cited by claimants in litigation to suggest that prior models were less safe or reliable. If we are unable to anticipate rider demand, efficiently integrate innovations, or recover our investment in new offerings, our ability to attract and retain riders and increase utilization could be impaired, which could adversely affect our business, financial condition, results of operations, and competitive position.
For these reasons, we may not be able to develop new offerings, and such inability could have an adverse effect on, or otherwise harm, our business, financial condition, results of operations, and prospects.
If we fail to attract and continue to work with qualified logistics providers, or ensure sufficient contingent workers, our business, financial condition, results of operations, and prospects could be adversely affected.
Our operations rely on logistics providers and contingent workers to support the maintenance and positioning of our fleet. If we fail to attract and engage qualified and sufficient logistics providers or contingent workers on the timelines we require, or if they fail to perform as expected, our business, financial condition, results of operations, and prospects could be harmed.
Our business model relies on our ability to scale up and down our operations in keeping with anticipated rider demand for our vehicles. The availability and performance of logistics providers, contingent workers and our employees may be affected by factors such as reduced task volumes, seasonal variations, weather, changes in population demographics and immigration, competition from other companies, fluctuations in unemployment, conscription in certain countries like Israel, changes in laws and regulations, or restrictions on certain duties that can be performed by such logistics providers under city permits. Any difficulty engaging qualified logistics providers, scaling up of contingent workers, or resulting from underperformance by logistics providers or contingent workers, could harm our ability to scale during peak seasons, meet rider demand, maintain competitive pricing, maintain our fleet, comply with the terms of permits and applicable laws and regulations, or ensure service quality. This, in turn, could adversely affect our brand, reputation, and growth. Evolving regulatory requirements and expansion into new markets may also lead to the imposition of new requirements that could increase our costs or reduce our operational flexibility. Failure to successfully meet these challenges could have a significant adverse effect on our business, financial condition, results of operation, and prospects.
Challenges to workforce classification and labor compliance could have adverse business, financial, tax, legal, and other consequences to our business, financial condition, results of operations, and prospects.
Our operations rely on logistics providers and contingent workers, and any material changes to the classification of logistics providers or a finding of joint employment status for contingent workers could have a significant adverse effect on our business, financial condition, results of operations, and prospects.
We operate in a legally complex and evolving global labor landscape, and legislative, judicial, or regulatory authorities may assert adverse interpretations of existing laws or develop new laws in ways that are inconsistent with our model. For example, in 2021, a representative action under California’s Private Attorneys General Act (“PAGA”) alleging misclassification and related wage-and-hour violations under what we believe was a different labor model resulted in settlements totaling approximately $8.5 million. We are and have been involved in legal proceedings globally, including putative class and collective class action litigation, demands for arbitration, charges and claims before administrative agencies, and investigations or audits by labor, social security, and tax authorities that claim that logistics providers should be treated as our employees, rather than third-party logistics providers and which we believed were previously independent contractors. If a court or regulator (including tax authorities) determines that logistics providers that we utilize are misclassified and should be classified as employees, we would be subject to the claims and actions described above. With respect to contingent workers, who are provided by staffing agencies, a court or regulator could conclude that we are a joint employer, in which case we would become subject to joint employer liability in litigation or in a regulatory action. Such findings could also result in injunctive relief, consent decrees or other governmental actions requiring us to change our business model.
Outside the United States, there is a trend for courts and regulators in countries such as France, Switzerland and Spain to reclassify individuals providing services through app-based platforms in certain circumstances as employees or quasi-employees for social security or labor law purposes. These developments have primarily focused on companies that engage individuals directly, and we believe that our model differs in that we contract with third-party logistics providers. We have been, and may in the future be, subject to classification-related inquiries and regulatory findings in some of the jurisdictions in which we operate, which have resulted in fines and associated employer social security, payroll tax and other employment-related contributions. Moreover, in certain countries such as Spain, companies in the micromobility industry, including us, have been required to maintain a minimum number of full-time employees in certain operational roles.
Reclassification of logistics providers as employees or joint employer status for contingent workers would also subject us to additional obligations and potential liabilities at significant additional cost under wage-and-hour laws, and for employee benefits, social security contributions, taxes, unemployment insurance, worker’s compensation, and other labor-related obligations.
Courts or regulators could also characterize our relationships with logistics providers as franchise arrangements, subjecting us to additional statutory requirements, penalties, and compliance burdens that could increase our costs and reduce our contractual flexibility by, for example, limiting our ability to modify or terminate service provider agreements.
Even if we prevail in defending our operational model of engaging logistics providers and contingent workers, in threatened or actual legal proceedings or regulatory actions, it could be costly, divert management attention, and adversely affect our reputation. Any of the above efforts, successful or otherwise, to reclassify logistics providers as employees or find joint liability for contingent workers could require us to change our business model, which could have a significant adverse effect on our business, financial condition, results of operation, and prospects.
We often rely on logistics providers and contingent workers, and any difficulties in these arrangements could adversely impact our business, financial condition, results of operations, and prospects.
We rely on logistics providers and contingent workers to support the maintenance and positioning of our fleet and the logistics of our operations. We cannot control all of the factors that may affect the quality or reliability of these services, including our lack of day-to-day control over the activities of third-party logistics providers, the risk that such providers may not fulfill their obligations to us, or follow the rules and regulations of the cities in which we operate, or may otherwise fail to meet expectations, and that such providers may terminate their arrangements with us on limited or no notice.
Because these logistics providers operate in the field and interact directly with the public, any conflicts, incidents, or altercations involving these service providers could result in litigation, regulatory scrutiny, negative publicity, or reputational harm to us, even where these are outside of our control. In addition, these logistics providers are also subject to state, federal, foreign, and other regulations, and any failure by them to comply with applicable requirements could cause us financial or reputational harm.
We are also dependent on the availability and performance of qualified logistics providers and contingent workers, in particular to scale our operations during times of peak demand. A shortage of qualified logistics providers or contingent workers, or underperformance by existing providers, due to reasons described elsewhere in this Risk Factors section could impair our ability to maintain our fleet and meet rider demand, among other things, which could in turn impact the rider experience and adversely affect our brand and operations.
Our financial performance results of operations, and prospects are dependent on the performance of these logistics providers. If we fail to attract and retain qualified and sufficient logistics providers, or if they fail to perform as expected, our business, financial condition, results of operations, and prospects could be harmed.
If we are unable to effectively manage the growth of and relationships with our workforce and operations across different labor models, our business, financial condition, results of operations, and prospects could be adversely affected.
Our workforce and operations have grown substantially since inception, and we expect they will continue to expand through a combination of employees, logistics providers, and contingent workers. Managing a growing, distributed and mixed labor model workforce places significant demands on our operational and financial infrastructure, and if we fail to manage that growth effectively, our reputation, brand, business, financial condition, results of operations, and prospects could be adversely affected. During periods of peak demand we particularly rely on retaining contingent workers. If an agency through which we obtain contingent workers terminated their relationship with us, we could experience a shortage of contingent workers for the period of time it would take for us to find a replacement agency. Although we would not expect it to be difficult to replace such agency relationships, this disruption could temporarily impair our ability to maintain our fleet and meet rider demand, which could in turn adversely affect our brand, business, financial condition, results of operations, and prospects.
In the United States, none of our workforce are represented by a labor union. In Europe, certain employees are represented through work councils or staff representatives, and some are covered by sectoral collective bargaining agreements that apply generally across their industry. We currently do not have any active trade union representation within our workforce. As our workforce grows, we may reach thresholds that require elections for employee representation bodies, though this would not necessarily result in trade union representation or company-level bargaining. Managing relationships with these organizations can be complex and may increase costs or limit flexibility in how we operate. Failure to comply with these obligations, or disputes or labor inspections arising from them, could result in financial penalties, operational delays and workforce structural changes, or reputational harm.
Attempts may be made to organize all or part of our workforce in the future. As we continue to grow, we may face increased union-organizing activity and potential regulatory changes that could make unionization efforts more likely to succeed. If some or all of our workforce were to become unionized, and the terms of the collective bargaining agreement were significantly different from our current compensation arrangements, our costs could increase and our operational flexibility could decrease. Responding to such organization attempts could divert management time and resources, and any labor actions, strikes, or disruptions could negatively affect our operations, financial performance, and growth.
Effectively managing our growth will depend on expanding our operational and financial infrastructure, scaling our workforce, and maintaining productive relationships with logistics providers and contingent workers, while preserving the beneficial aspects of our culture. Continued growth could challenge our ability to develop and improve our operational, financial, and management controls, enhance our reporting systems and procedures, and retain a highly skilled workforce. If we do not manage the growth of our business and operations effectively, the quality, reliability, safety, and efficiency of our offerings could suffer, which could adversely affect our reputation and brand, business, financial condition, results of operations, and prospects.
If we fail to cost-effectively attract new riders, or to increase utilization of our fleet by our existing riders, business, financial condition, results of operations, and prospects could be harmed.
Our success depends on our ability to cost-effectively attract new riders and retain existing riders in order to increase utilization of our fleet, which increases the strength of our network effect among the cities in which we operate. New and existing riders have a wide variety of options for transportation, including public transit, walking, personal vehicles, rental cars, taxis, and other ridesharing and shared micromobility offerings. Rider preferences may also change from time to time. To expand our rider base, we must appeal to new riders who have historically used other forms of transportation or other shared micromobility operators. If riders do not perceive our offerings to be safe, reliable, and affordable, or if we fail to provide new and relevant offerings and features, we may not be able to attract new riders or retain existing riders. Further, complaints and negative publicity about us and our offerings, even if factually incorrect or based on isolated incidents, may adversely affect our reputation, brand, ability to build trust with new riders or maintain trust with existing riders, and ability to enhance the intelligence of our platform. A key driver of our rider acquisition is word-of-mouth referrals and internal referral programs, which leverage existing rider satisfaction to attract new riders. If we fail to keep our existing riders satisfied with our offerings or fail to attract new riders and grow our rider base, we may lose market share to our competitors, and our network effect may be adversely affected, which in turn could adversely affect our business, financial condition, results of operations, and prospects.
If we are unable to manage supply chain risks or disruptions affecting our vehicles or to maintain a sufficient number of reliable vehicles in operation to support our network effect, our business, financial condition, results of operations, and prospects would be adversely affected.
Our vehicles require and rely on hardware and other component parts that we source from a limited number of third-party suppliers. The continued expansion of our fleet depends on our ability to implement and manage supply chain logistics to secure the necessary component parts to assemble, repair and/or upgrade our vehicles. A continuous, stable, and cost-effective supply of component parts that meets our standards is critical to our operations. We expect to continue to rely on external suppliers in the future. Although we have existing contractual relationships throughout our supply chain, there can be no assurance that we will be able to maintain our existing relationships with these suppliers, which would impact our ability to produce or repair e-scooters and e-bikes that comply with city requirements or meet rider demand.
The supply chain for our vehicles exposes us to multiple potential sources of delivery failure or shortages including, but not limited to, supply constraints resulting from geopolitical conflicts, local labor issues borne by our manufacturers and logistics providers, changes to the country of origin determinations, and changes to the tariff regime imposed based on the country of origin of Lime’s products, including the supply of replacement parts, which are sourced out of Asia, including China, Cambodia, and Vietnam. In the event that the supply of key components of our vehicles is interrupted or there are significant increases in prices of such components, such as due to actual or proposed tariff increases, we may not be able to secure substitutes on reasonable terms, or at all, and our business, financial condition, results of operations, and prospects could be adversely affected. Changes in business conditions, any public health crises or pandemics, force majeure, geopolitical disruptions, or governmental or regulatory changes have in the past affected and could in the future adversely affect our suppliers’ ability to deliver parts and our ability to deploy our vehicles.
The prices and availability of the component parts for vehicles in our fleet may fluctuate depending on several factors including market and economic conditions, tariffs, changes to import or export regulations, and demand. Substantial increases in prices of these component parts would increase our overall costs and reduce our margins, which could adversely affect our business, financial condition, results of operations, and prospects. New and changing tariffs, duties and taxes may apply in connection with the imports and exports of equipment and parts, and can adversely affect our cost structure and logistics planning. For example, changes in economic relations between the United States and China have, and may continue to result in, increased tariffs on component parts for our vehicles imported from China. Further, customs authorities have and may in the future challenge or disagree with our classifications or valuation of imports. Such challenges could result in tariff liabilities, including tariffs on past imports, as well as penalties.
We depend on a limited number of third-party supply chain and manufacturing suppliers, we have experienced and may in the future experience quality problems, product issues, or supply- or shipping-related issues for the component parts that we need to assemble, repair and/or upgrade our vehicles. Furthermore, some of our newer vehicle designs like LimeGlider may be subject to delays in parts manufacturing, and we may not be able to deploy them in time to meet rider and city demand. Any of the foregoing risks and challenges could adversely affect our business, financial condition, results of operations, and prospects.
Our marketing efforts to help grow our business may not be effective.
Promoting awareness of our offerings is important to our ability to grow our business and to attract new riders and can be costly. We believe that much of the growth in our rider base on Lime is attributable to our brand visibility resulting from the physical presence of our vehicles in cities, which we have no control over, and which may not continue in the future. Our growth has also benefitted from high-profile unpaid endorsements and viral marketing opportunities. Our marketing efforts focus on organic growth, including word-of-mouth referrals, internal referral programs, and community-focused campaigns, and strategic commercial partnerships. For instance, in some cities we have partnered with Google, integrating our vehicle availability directly into Google Maps to help consumers discover Lime when getting directions. If we are unable to continue to keep our marketing initiatives cost-efficient or our marketing efforts are not successful in promoting awareness of our offerings or attracting riders, our business, financial condition, results of operations, and prospects could be adversely affected. If our marketing efforts are successful in increasing awareness of our offerings, this could also lead to increased public scrutiny of our business and increase the likelihood of third parties bringing legal proceedings against us. Any of the foregoing risks could harm our business, financial condition, results of operations, and prospects.
A significant portion of rides taken on Lime are concentrated in a relatively small number of markets in which we operate. The loss or decline of one or more of those cities could adversely affect our revenue, business, financial condition, results of operations, and prospects.
A significant portion of rides taken on Lime are concentrated in a relatively small number of markets in which we operate. For example, we derived approximately 15.2% and 20.8% of our revenue for the years ended December 31, 2023 and 2024, respectively, from the United Kingdom. While our revenue is generally diversely distributed across the more than 230 cities in which we operate, our results of operations can be sensitive to developments in the concentrated markets. Risks related to adverse permitting or regulatory actions, intensified competition, changes in enforcement, severe weather, labor disruptions, changes in tourism or commuting patterns, macroeconomic conditions, public health crises, geopolitical activities, or other risks described elsewhere in this Risk Factors section in a concentrated market could have a disproportionate impact on our business. If we were to lose, be restricted in, or otherwise experience a decline in fleet size or rider engagement or disruptions in a concentrated market, we may be unable to offset the impact through growth in other cities and markets in a timely or efficient manner, or at all. Moreover, redeploying vehicles and personnel on short notice can be constrained by local compliance requirements and logistics and challenges, potentially resulting in underutilized vehicles and increased costs. Any losses or declines in these concentrated markets could cause our revenue to decline and adversely affect our reputation, business, financial condition, results of operations, and prospects.

Any failure to offer high-quality rider support may harm our relationships with riders and could adversely affect our reputation, brand, business, financial condition, results of operations, and prospects.
Our ability to attract and retain riders depends on our ability to provide a high-quality, reliable, and responsive customer support experience. Our customer support offerings include the use of automated systems, AI-powered tools and technology, as well as customer support personnel who need to be sufficiently knowledgeable regarding our offerings and able to effectively and efficiently address our riders’ concerns. Riders on Lime depend on our customer support organization and technology offerings (including the use of AI) to resolve issues relating to our offerings, such as reporting a safety incident or questions about billing. Our ability to provide effective and timely support is dependent on us offering a variety of useful support channels to our riders (e.g., via the Rider App, telephone, and/or electronic communications platforms). As we continue to grow our business, expand into new cities, and increase our rider base, we could face challenges related to providing quality support services at scale. See “—Risks Related to our Technology and Intellectual Property.” If any of our AI-powered customer support tools and technology or other innovations that we have recently implemented are not perceived to be as a high quality support channel by our riders, or if we fail to provide efficient and effective rider support, or there is a market perception that we do not maintain high-quality support, our reputation, brand, business, financial condition, results of operations, and prospects could be adversely affected.
Our company culture has contributed to our success and if we cannot maintain this culture as we grow, our business, financial condition, results of operations, and prospects could be adversely affected.
We believe that our company culture, which promotes safety, sustainability, community, and innovation, has been critical to our success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:
•difficulties identifying, attracting, rewarding and retaining personnel in leadership positions in our organization who share and further our culture, values and mission;
•the increasing size and geographic diversity of our workforce and distributed operations;
•competitive pressures to move in directions that may divert us from our mission, vision, and values;
•the continued challenges of a rapidly-evolving industry;
•the increasing need to develop expertise in new areas of business that affect us; and
•the integration of new personnel and businesses from acquisitions.
If we are not able to maintain our culture, our business, financial condition, results of operations, and prospects could be adversely affected.
Our business depends on hiring and retaining high-quality personnel, and attrition or an inability to continue hiring high-quality personnel, or loss of our key management or unsuccessful succession planning could adversely affect our business, financial condition, results of operations, and prospects.
If we are unable to attract, retain, and motivate qualified personnel, our business, financial condition, results of operations, and prospects could be adversely affected.
Our success depends in part on the continued contributions of our key technical employees and other highly skilled personnel for all areas of our organization in the United States and globally. We face intense competition for highly skilled personnel. We may not be successful in recruiting or retaining qualified personnel needed to support our business, and actions we take in response to economic conditions or other factors may affect our reputation or ability to hire in the future. In addition, changes to U.S. immigration policies, particularly to H-1B and other visa programs, including the increased fees associated with H-1B visas after September 21, 2025, and restrictions on travel could restrain the flow of technical and professional talent into the United States and may inhibit our ability to hire qualified personnel. Compliance with new and unexpected U.S. immigration and labor laws could also require us to incur additional unexpected labor costs and expenses or could restrain our ability to retain and attract skilled professionals. Any of these restrictions could adversely affect our business, financial condition, results of operations, and prospects.
Our future success also depends to a significant extent on the continued services of our senior management team, including Wayne Ting, our Chief Executive Officer, Joe Kraus, our President, and Ann Gugino, our Chief Financial Officer. The experience of our senior management is a valuable asset to us and would be difficult to replace. We do not maintain “key person” life insurance for any of our personnel. The loss of the services of our Chief Executive Officer, our President or our Chief Financial Officer or other members of senior management team could disrupt and adversely affect our business, financial condition, results of operations, and prospects.
All of our U.S.-based employees, including our management team, are employed on an at-will basis, and there is no assurance that any such employee will remain with us.
We may be required to increase compensation, benefits, or equity incentives in order to hire or retain qualified employees in ways that increase costs and reduce our margins. Declines in the perceived value of our equity awards, or sales of equity following this offering, could reduce employee motivation or retention. The loss of members of our senior management team or other highly skilled employees, or difficulties in attracting and integrating new hires, could disrupt our operations, delay execution of our strategy, and adversely affect employee morale and productivity.
If we are unable to protect against theft, vandalism, and/or loss of vehicles and batteries, our business, results of operations and financial condition could be adversely affected.
Our business depends on our ability to effectively safeguard our vehicle fleet and batteries. We have in the past experienced and expect in the future to experience loss of vehicles and batteries due to damage, vandalism, theft (including from organized retail crime), and other events that cause our vehicles and/or batteries to be retired before the end of their useful lives. Vulnerabilities or defects in our hardware, firmware, or software, have in the past and may in the future be discovered and exploited by third parties, and information about such vulnerabilities or methods of theft can spread quickly online, accelerating loss, tampering, and vandalism of our vehicles. Although we may take actions designed to protect against incidents of loss, there is no guarantee that any such measures will be successful, and such actions could have a detrimental effect on our reputation, rider experience, business, financial condition, results of operations, and prospects. For example, in response to heightened loss or risk, we may choose to reposition more of our vehicles away from areas with high loss rates or high incidents of vandalism, reduce our service area, or leave a city entirely. Where those areas also exhibit high rider demand, these actions could limit access to our vehicles, suppress rider adoption, and adversely affect our business, financial condition, and results of operations, and prospects.
Our business is affected by the level of investments by cities in their public road infrastructure.
Our business is affected by cities making investments in their road infrastructure that make it easier or more convenient to use our vehicles. Undermaintained or deferred maintenance of road infrastructure decreases the quality of streets and roads in the cities in which we operate and increases the presence of road hazards such as potholes, which may discourage riders from riding our vehicles, increase the likelihood of an accident, or increase the decay rate of our vehicles due to heightened wear and tear. Our vehicles are offered for use primarily in cities, where roads are often narrow and heavily congested with cars, buses, and light rails, which can make it unattractive for riders to use our service depending on the level of congestion. We depend on cities to improve infrastructure to lessen these factors and that make it easier for shared micromobility vehicles to operate, such as protected bike lanes and widening lanes to accommodate non-automobiles. While we endeavor to proactively work with cities to suggest improvements, and in some cases partner with cities to help forge policies that enhance infrastructure such as increasing the number of parking spaces available for our vehicles, improvements in city infrastructure remains generally outside of our control. Furthermore, many cities rely on federal grants and other types of funding from the federal government to fund infrastructure improvement projects, and such grants or funding may be decreased or canceled entirely. Any decrease from current levels of investment in infrastructure could have an adverse impact on our business, financial condition, results of operations, and prospects.
Certain conditions like those that could lead to reductions in the levels of leisure and commuter travel could adversely affect ridership of our vehicles and result in decreased revenues and disruptions to our business.
Public health crises, epidemics, pandemics, such as the outbreak of COVID-19, natural disasters, terrorist activities, political demonstrations, military actions, power outages, or other events could disrupt our operations, damage our vehicles, reduce ridership of our vehicles, or require temporary cessations of our offerings. Because our operations are generally concentrated in urban areas, including business districts, macro events that diminish urban activity, such as declines in office attendance, tourism, retail foot traffic, or public gatherings, could disproportionately impair ridership and our financial performance. For example, during the COVID-19 pandemic, various governmental restrictions, including the declarations of states of emergency, school and business closings, quarantines, “shelter at home” orders, restrictions on travel, limitations on social or public gatherings, and other social distancing measures reduced demand for our offerings and leisure and commuter travel generally. Reductions in levels of leisure travel as well as commuter travel, whether caused by general economic conditions, such as inflation, higher airfare costs or other events such as work stoppages, military conflicts, terrorist incidents, civil unrest, cybersecurity incidents, natural disasters, epidemic or pandemic diseases, government shutdowns, recessions or other economic or labor market downturns, or the response of governments to any of these events, have in the past and could in the future have an adverse effect on the demand for shared micromobility overall and for our vehicles in particular.
Natural disasters such as fires, earthquakes, or hurricanes may also reduce ridership of our vehicles. The impact of climate change may increase the frequency or severity of these risks and of weather events that make our offerings unappealing. We have temporarily reduced or stopped offerings in cities affected by such natural disasters in the past and expect to do so in the future.
Such events or natural disasters also impact regional and local travel trends, which impacts our business, results of operations and financial condition. We derive significant revenues from key leisure destinations, including California in the United States and major cities in Europe. Travel to leisure destinations is dependent upon the ability and willingness of consumers to travel on vacation, which in turn is impacted by a variety of factors, including weather and climate-related events, geopolitical dynamics in a location, and the effect of economic cycles on consumers’ discretionary travel. Uncertainty in overall consumer sentiment in the current economic environment, coupled with military conflicts, such as those in Israel, may adversely affect leisure travel to certain key cities, and thus have a negative impact on our business, financial condition, results of operations, and prospects.
Furthermore, civil unrest and increased police and law enforcement presence in any of the cities we operate could adversely affect demand for our vehicles and the quality of our operations. For example, in August 2025, members of the National Guard were deployed in Washington, D.C. and surrounding suburbs, which led to a decline in ridership as well as the cessation of service by some of logistics providers as people chose to limit travel in response.
Our business, financial condition, results of operations, and prospects are also subject to global economic conditions, including inflation, including any resulting effect on discretionary spending by us or our riders.

Our business depends in part on the success of our strategic go-to-market partnerships, including with Uber, and if we are unable to establish and maintain successful partnerships, our business, financial condition, results of operations, and prospects could be adversely affected.
We rely on Uber as a significant, highly efficient go-to-market channel for rider acquisition, discovery, and booking. In nearly all of our shared markets, Lime vehicles are featured as a ride option within the Uber app, and riders can access and initiate Lime trips through Uber’s interface. By leveraging Uber’s existing infrastructure and rider network, we tap into an existing rider base that can drive awareness without upfront marketing costs. For the years ended December 31, 2023 and 2024, approximately 14% and 16%, respectively, of our revenue was attributable to the pay-as-you-go revenue generated through our partnership with Uber.
Our arrangement with Uber is governed by a license and integration agreement that also includes an exclusivity provision in certain of our overlapping cities. Our current agreement, which was renewed in May 2025, extends through 2028, following multiple prior extensions, and is subject to unilateral termination by Uber in certain circumstances. If our agreement with Uber were terminated, not renewed, or materially modified in a manner that reduces our visibility or access to the rider base on Uber’s platform, rider acquisition and demand for our offerings could be adversely affected, our rider acquisition costs could increase, and our unit economics could be impacted, any of which could harm our business, financial condition, results of operations, and prospects.
If exclusivity under our current agreement were to end or be narrowed, Uber could list or prioritize competing shared micromobility operators, which may reduce Lime’s share of rider traffic and bookings within the Uber app. While we may seek to access riders through other partnerships or direct channels, we may be unable to replace lost volume in full, on acceptable economic terms, or in a timely manner, and any shift could require increased marketing spend, changes to pricing, or other actions that adversely affect our margins.
Our exposure to this channel also creates concentration risk. A decline in Uber’s user base, market share, brand perception, or engagement in the cities where we are integrated, whether due to competition, macroeconomic conditions, regulatory developments, litigation, reputational events, product changes, or service interruptions, could reduce rider discovery and bookings of Lime through the Uber app. In addition, any changes by Uber to its policies, technical requirements, data sharing practices, or compliance standards could increase our costs, limit our access to the channel, or require product or operational changes.
Our investments in research and development may not yield the results expected.
Our business operates in intensely competitive markets characterized by rapid technological innovation and changing consumer preferences. Due to advanced technological innovation and the relative ease of technology imitation, new products and offerings tend to become standardized more rapidly, leading to more intense competition and ongoing cost erosion. In order to strengthen the competitiveness of our offerings in this environment, we expect to continue to invest heavily in research and development, maintaining and enhancing our hardware, software, and platform. However, these investments may not yield the innovation or the results expected on a timely basis, or at all, or our competitors may surpass us in technological innovation, hindering our ability to commercialize new and competitive products that meet the needs and demands of the market in a timely manner or at all, which consequently may adversely impact our business, financial condition, results of operations, and prospects as well as our reputation.
Changes in consumer preferences or demographic trends or discretionary consumer spending could adversely impact our business, financial condition, results of operations, and prospects.
Changes in consumer preferences, demographic trends, and trends in discretionary consumer spending could adversely affect business, financial condition, results of operations, and prospects. For example, rider preferences for other forms of transportation such as autonomous vehicles could also adversely affect rider adoption or retention and reduce the effectiveness of our marketing and technology initiatives. Additionally, the majority of our riders are between the ages of 18 and 45, and if we fail to appeal to riders outside of this age range, our ability to grow our business may be adversely affected. For example, we designed and introduced our LimeGlider vehicle to appeal to older riders who may prefer the comfort of a seated vehicle to a standing e-scooter but that effort may not be successful. In addition, changes in preferences by consumers for modes of shared micromobility vehicles other than those that we offer could adversely affect demand for our vehicles. Development of new modes of vehicles to address anticipated consumer preference is capital intensive and costly, and we may not be able to accurately predict consumer preference, or develop new vehicles in a timely fashion, or at all, to address such changing preferences, which may harm our reputation or result in us losing market share. Also, our success depends to a significant extent on numerous factors affecting consumer confidence and discretionary consumer income and spending, such as general economic conditions, consumer sentiment, and unemployment levels. Any factors that could cause consumers to spend less on shared micromobility or shift to lower-priced products could reduce our revenue or inhibit our ability to maintain or increase pricing, which could adversely affect our business, financial condition, results of operations, and prospects.
Our vehicles use lithium-ion battery cells, which occasionally have been observed to catch fire or vent smoke and flame. If such risk materialized, it could adversely affect our reputation, business, financial condition, results of operations, and prospects.
The battery packs within our vehicles use lithium-ion cells. If the batteries are improperly handled, stored, managed, transported, or controlled, or the lithium-ion cells are subject to environmental stresses, such as from wear-and-tear or from vandalism, they can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. Even if properly handled, there can be no assurance that a thermal event will not occur. While the battery pack is designed to contain any single cell’s release of energy without spreading to neighboring cells, the battery pack could fail during testing or charging or in the field, which could result in bodily injury or death and subject us to litigation, regulatory investigations or actions, or redesign efforts, all of which would be time-consuming and expensive and could harm our brand and divert our resources. Also, negative public perceptions regarding the suitability of lithium-ion cells for vehicle applications, the social and environmental impacts of mineral mining or procurement associated with the constituents of lithium-ion cells, or any future incident involving lithium-ion cells, such as a vehicle or other fire, could adversely affect our reputation, business, financial condition, results of operations, prospects, and cash flows.
In addition, we and logistics providers store and charge the battery packs at certain of our respective facilities, which expose us to risk of obsolescence, degradation, or damage. We have experienced, and may in the future experience, battery safety issues, including thermal events or defects that necessitate removing vehicles or batteries from circulation, pausing operations to investigate, and undertaking remediation, replacement, or retrofit programs. Such damage or injury could also lead to adverse publicity, litigation, and regulatory action. Any such safety issue or fire related to the batteries could disrupt our operations and any prolonged or significant disruption would adversely affect our business, financial condition, results of operations, prospects, or cash flows. In addition, the transportation and effective storage of lithium-ion batteries is also tightly regulated by the United States Department of Transportation and other similar regulatory bodies in other markets, the governing regulations are continuously evolving as lithium-ion batteries become more and more widely used around the world. The cost to comply with such regulations has increased and could continue to increase as such regulations evolve. In addition, any failure to comply with such regulations or future regulations could result in fines, loss of permits, or other regulatory consequences, which could limit our ability to manufacture and deliver our vehicles, which could impact the availability and affordability of our vehicles. If any of the foregoing risks adversely impact our operations and the rider experience, our business, financial condition, results of operations, and prospects may be adversely affected.

Our business is substantially dependent on operations outside the United States, including those in markets in which we have limited experience, and if we are unable to manage the risks presented by our business model internationally, our business, financial condition, results of operations, and prospects would be adversely impacted.
As of December 31, 2025, we operated in 29 countries and more than 230 cities. We have limited experience operating in many jurisdictions outside of the United States and have made, and expect to continue to make, significant investments to expand our international operations and compete with local competitors.
Conducting our business internationally, particularly in countries in which we have limited experience, subjects us to risks that we do not face to the same degree in the United States. These risks include, among others:
•operational and compliance challenges caused by distance, language, and cultural differences;
•the resources required to localize our business, which requires the translation of the Rider App and Lime Supply App and our website into foreign languages and the adaptation of our operations to local practices, laws, and regulations and any changes in such practices, laws, and regulations;
•laws and regulations more restrictive than those in the United States, including laws governing competition, pricing, payment methods, Internet activities, logistics services, insurance, payment processing and payment gateways, tax and social security laws, employment and labor laws, email messaging, data privacy, location services, collection, use, sharing or other processing of personal information, ownership of intellectual property, and other activities important to our business;
•competition with companies or other services that understand local markets better than we do, that have pre-existing relationships with potential riders in those markets, or that are favored by government or regulatory authorities in those markets;
•differing levels of social acceptance of our brand, products, and offerings, whether due to our perceived national association or otherwise;
•exposure to business cultures in which improper business practices may be prevalent;
•difficulties in managing, growing, and staffing international operations, including in countries in which foreign employees may become part of labor unions, employee representative bodies, or collective bargaining agreements, and challenges relating to work stoppages or slowdowns;
•fluctuations in currency exchange rates;
•higher levels of credit risk and payment fraud;
•adverse tax consequences, including the complexities of foreign value added tax systems, and restrictions on the repatriation of earnings;
•increased financial accounting and reporting burdens, and complexities associated with implementing and maintaining adequate internal controls;
•difficulties in implementing and maintaining the financial systems and processes needed to enable compliance across multiple offerings and jurisdictions;
•tariffs, import and export restrictions, and changes in trade regulation;
•political, social, and economic instability abroad, terrorist attacks and security concerns in general, and societal crime conditions that can directly impact riders; and

•reduced or varied protection for intellectual property rights in some markets.
If we fail to manage any of the foregoing risks effectively or at all, our international operations could be impacted, which would in turn adversely affect our business, financial condition, results of operations, and prospects.
Risks Related to our Technology and Intellectual Property
Our platform contains third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could disrupt our riders’ ability to access our platform.
Our platform contains software licensed to us under “open source” licenses. Use and distribution of open source software may entail greater risks than use of third-party proprietary software, as open source licensors generally do not provide the same degree of support, and do not offer warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code, including the existence of software vulnerabilities. In addition, the public availability of such software may make it easier for others to compromise our platform.
Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use, or that we grant licenses to our intellectual property to others on terms that are unfavorable to us or at no cost. Additionally, some open source licenses require that if we combine our proprietary software with open source software in a certain manner, we could be required to release the source code of our proprietary software to the public. This can effectively render what was previously proprietary software to be open source software and may allow our competitors to create similar platform with lower development effort and time, and could ultimately result in a loss of our competitive advantage. Alternatively, to avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to re-engineer some or all of our software.
Although we attempt to mitigate such unintended licensing obligations, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute impacted elements of our platform. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their solutions. As a result, we could be subject to litigation by parties claiming ownership of what we believe to be open source software. Moreover, we cannot assure you that our processes for controlling our use of open source software in our platform will be effective. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability, be subject to costly litigation, or be required to seek costly licenses from third parties to continue operating our platform on terms that are not economically feasible, to re-engineer our platform, to discontinue use of impacted elements of our platform if re-engineering could not be accomplished on a timely basis, if at all, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition, results of operations, and prospects.
Our business could be adversely affected by changes in the access to and use of the Internet, mobile networks, GNSS systems including GPS and Galileo, and mobile devices and unfavorable changes in, or our actual or perceived failure to comply with, existing or future laws governing the access to and use of the Internet, mobile networks, and mobile devices.
Our business depends on riders’ ability to access vehicles via the Rider App and our in-field workers’ ability to access tasks via the Lime Supply App on a mobile device and its operating system, mobile network operators, and the Internet, and our vehicles having access to the Internet. We may operate in cities that provide limited Internet connectivity, particularly as we continue to expand internationally. Internet access and mobile network access are frequently provided by companies with significant market power that could take actions that degrade, disrupt, or increase the cost of riders’ ability to access our vehicles and our ability to operate our vehicles cost-effectively. In addition, the Internet infrastructure that we and our riders rely on in any particular geographic area may be unable to support the demands placed upon it, or otherwise subject to outages or other disruption. Our offerings also depend on Global Navigation Satellite System (“GNSS”) technology, which includes Global Positioning System (“GPS”), Galileo, and other GNSS systems, to help riders locate our fleet. Any such failure in Internet availability, the mobile device or mobile network availability, or GNSS/GPS/Galileo availability, even for a short period of time, would adversely affect riders’ ability to access our offerings and our ability to provide offerings during such interruption and could potentially harm our business, financial condition, results of operations, and prospects.
Moreover, we are subject to a number of laws and regulations specifically governing the Internet, mobile networks, and mobile devices that are constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth and/or availability of the Internet, mobile network, and online offerings generally, require us to change our platform architectures, features, or implementation, or our business practices, or raise our effective compliance costs or other costs of doing business. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation and brand, a loss in business and proceedings or actions against us by governmental entities or private parties (e.g., class actions, administrative or other legal proceedings, such as litigation in court or in arbitration), which could adversely affect our business, financial condition, results of operations, and prospects.
We rely on mobile operating systems and application marketplaces to make the Rider App available to riders, and if we do not effectively operate with such application marketplaces and maintain high rider reviews for the Rider App, our usage or brand recognition could decline and our business, financial condition, results of operations, and prospects could be adversely affected.
We depend on mobile operating systems, such as Android and iOS, and their respective application marketplaces, and our website, to make the Rider App available to riders to access and interface with the Rider App and our offerings. Any changes in such third-party systems that degrade the functionality of the Rider App could adversely affect the riders’ experience on impacted mobile devices. If such mobile operating systems or application marketplaces limit or prohibit us from making the Rider App available to riders, make changes that degrade the functionality of the apps, increase the cost of using the Rider App, impose terms of use unsatisfactory to us, or modify their search or ratings algorithms in ways that are detrimental to us, or if our competitors’ placement in such application marketplace is more prominent than the placement of the Rider App, our overall growth in our rider base could slow. The Rider App has experienced fluctuations in the number of downloads in the past, and we anticipate similar fluctuations could happen again in the future. Any of the foregoing risks could adversely affect our business, financial condition, results of operations, and prospects.
As new mobile devices and mobile platforms are released, there is no guarantee that such devices and platforms will support the Rider App or Lime’s ability to effectively release updates to the Rider App. Additionally, in order to deliver a high-quality application, we strive to ensure that the Rider App is designed to work effectively with a range of mobile technologies, systems, networks, and standards. We may not be successful in developing or maintaining participants in the mobile industry necessary to keep pace with the evolution of the mobile ecosystem, which may adversely affect riders’ ability to access and utilize our offerings through the Rider App, or their experience with Lime. If Lime riders encounter any difficulty accessing or using the Rider App on their mobile devices, or if we are unable to adapt to changes in popular mobile operating systems, our business, financial condition, results of operations, and prospects could be adversely affected.
In addition, mobile operating system providers have announced changes as well as future plans to limit the ability of application developers like us to collect and use certain data about consumers, including riders using the Rider App. For example, in 2021, Apple imposed requirements for consumer disclosures regarding data privacy practices, and implemented an application tracking transparency framework that requires opt-in consent for certain types of tracking. In February 2022, Google announced it planned to adopt restrictions to restrict tracking activity across Android devices. These changes have had, and we expect will continue to have, a negative impact on our flexibility in the collection and use of rider data for advertising and promotions. If we are unable to mitigate the effects of these new developments, it may further impair our ability to effectively reach and grow new riders, or to effectively engage with existing riders with targeted advertising and promotions through the Rider App.
Similarly, we also rely on the Lime Supply App to enable the deployment, charging, repositioning, and maintenance of our vehicles by our workforce. If mobile operating systems, application marketplaces, device changes, or connectivity and location-permission restrictions limit, disrupt, or degrade the Lime Supply App, our workforce may be unable to execute tasks efficiently, which could reduce fleet availability, increase costs, and adversely affect our business, financial condition, results of operations, and prospects.
Use of AI and machine learning may present additional risks, including risks associated with algorithm development or use, the data sets used, and/or a complex, developing regulatory environment.
We use AI, automated decision making, and machine learning technologies (collectively, “AI Technologies”) for our internal work streams and productivity as well as to analyze our data in support of our operations, which may present additional risks, including risks inherent in its use. For example, we rely on AI Technologies to detect and prevent fraudulent activity, including the use of stolen payment credentials and unauthorized use of our vehicles as well as for predicting rider demand and dynamically deploying our fleet. We also use machine learning to prioritize and assign operational tasks within the Lime Supply App, including dispatch sequencing, charging and maintenance scheduling, fleet repositioning, and parts and inventory allocation. If these algorithms are wrong, outdated, or biased, they may not adequately prioritize work, misroute our workforce, delay repairs or charging, trigger stockouts of spare parts, which can reduce fleet availability and service quality, increase operating costs, and contribute to failures to meet permit requirements or regulations.
We are making investments in expanding our AI capabilities in our offerings, including ongoing deployment and improvement of existing AI Technologies, as well as developing new features using AI Technologies. As with many technological innovations, there are significant risks involved in developing, maintaining, and deploying these technologies and there can be no assurance that the usage of or our investments in such technologies will enhance our offerings or be beneficial to our business, including our efficiency, or profitability. If these AI Technologies are incorrectly designed or implemented, or the data sets or models upon which they are based have errors or biases or are incomplete, inaccurate or of poor quality, or if we do not have adequate rights to use such data sets or models, the performance of our offerings, as well as our business and reputation, could suffer, or we could otherwise incur liability through the violation of laws, or contracts to which we are a party. Further, such AI Technologies may also be adversely impacted by unforeseen defects, technical challenges, data breaches, cybersecurity threats or material performance issues. Accordingly, our use of AI Technologies may inadvertently reduce our effectiveness and efficiency or cause unintentional or unexpected outputs that are incorrect, do not match our business goals, standards and values, do not comply with our policies or procedures, harm our brand and reputation, negatively impact users or otherwise interfere with the performance of our business.
In addition, we may experience difficulties in enforcing any intellectual property or other proprietary rights in output generated by generative AI Technologies. The United States Copyright Office has previously denied copyright protection for content generated by AI Technologies, and the United States Patent and Trademark Office has similarly stated that an AI tool cannot be an “inventor” of a patent, rendering it impossible to obtain patent protection for inventions created solely by AI Technologies. In addition, the Supreme Court of the United Kingdom has reached a similar conclusion, stating that AI systems cannot be named as an “inventor” for UK patent law purposes. The United States and other countries are also considering, or have implemented, comprehensive legal compliance frameworks specifically for AI, which is a trend that may increase given that the European Union entered into force the first such framework in its Artificial Intelligence Act on August 1, 2024 (the “EU AI Act”). The EU AI Act establishes, among other things, a risk-based governance framework for regulating AI systems operating in the European Union. This framework categorizes AI systems, based on the risks associated with such AI systems’ intended purposes, as creating unacceptable or high risks, with other AI systems being considered limited or low risk. In addition, there may be additional legislation or regulations from government bodies that similarly impose compliance obligations for AI. Any failure or perceived failure by us to comply with such current or future requirements, including the EU AI Act, could have an adverse impact on our business, including by increasing our risk of regulatory action or liability. In addition, compliance with such legislation or regulation may impose additional costs on us or otherwise adversely affect our business, results of operations, financial condition and future prospects. Changes to existing regulations, their interpretation or implementation, or new regulations could impede our use of AI and machine learning technology and also may increase the burden and cost of research and development in this area.
Our ability to continue to use such AI Technologies at the scale we need may be dependent on access to specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI Technologies, especially in a highly competitive environment, and we may be unable to negotiate reasonable economic terms with the applicable providers. If any such third-party AI Technologies become incompatible with our systems or unavailable for use, or if the providers of such models unfavorably change the terms on which their AI Technologies are offered or terminate their relationship with us, our operational workforce could become less efficient or effective and our business, financial condition, results of operations, and prospects could be harmed.
While we aim to use AI Technologies ethically and attempt to identify and mitigate ethical or legal issues presented by its use, we may be unsuccessful in identifying or resolving issues before they arise. The use of AI Technologies to support business operations carries inherent risks related to data privacy and cybersecurity, such as intended, unintended, or inadvertent transmission of proprietary, confidential or sensitive information, as well as challenges related to implementing and maintaining AI Technologies, such as developing and maintaining appropriate datasets for such support. For example, if any of our employees, logistics providers, or contingent workers input our proprietary, confidential, or sensitive information while using any third-party AI Technologies in connection with our business or the products, solutions and services such third parties provide to us, such practice may lead to the inadvertent disclosure of our proprietary, confidential, or sensitive information, which may impact our ability to realize the benefit of, or adequately maintain, protect and enforce our intellectual property or other proprietary rights in, such proprietary, confidential, or sensitive information or otherwise adversely affect our business, financial condition, results of operations, and prospects. In addition, AI use or management by us or others, including decisions based on automated processing or profiling, inappropriate or controversial data practices, or insufficient disclosures regarding machine learning, automated decision making, and algorithms, have and could impair the operationality or acceptance of AI Technologies or subject us to litigation, regulatory investigations, or other harm, such as negative impacts to the value of our intellectual property or our brand. These deficiencies could also undermine the decisions, predictions, or analysis AI applications produce, or lead to unintentional bias and discrimination, subjecting us to competitive harm, legal liability, and brand or reputational harm. The rapid evolution of AI Technologies may require us to allocate additional resources to help implement AI in order to minimize unintended or harmful impacts, and may also require us to make additional investments in the development of proprietary datasets, machine learning models or other systems, which may be costly. Market acceptance of AI Technologies is uncertain, and we may be unsuccessful in our vehicle development efforts or suffer reputational harm. Any of these factors could adversely affect our business, financial condition, results of operations, and prospects.

We rely on third parties, including technology providers, and if such third parties do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition, results of operations, and prospects could be adversely affected.
Our success depends in part on our relationships with third-party technology providers. For example, we rely on encryption and authentication technologies licensed from third parties that are designed to securely transmit personal information provided by riders on Lime. We also use and incorporate third-party technology, such as identity verification technology, as part of our platform. If any of these third parties terminate their relationship with us or refuse to renew their agreement with us on commercially reasonable terms, we would need to find an alternative provider and may not be able to secure similar terms or replace such provider in an acceptable time frame or at all. We also rely on other software and services supplied by third parties, such as communications and internal software, and our business may be adversely affected to the extent such software and services do not meet our expectations, contain defects, errors, or vulnerabilities, are compromised, or otherwise experience outages. Any of these risks could increase our costs and adversely affect our business, financial condition, results of operations, and prospects.
We use and incorporate technology and intellectual property from third parties into our platform. Such third-party technology and intellectual property, and the terms on which they are offered, are constantly evolving, and we may not be able to maintain or modify our platform to ensure their compatibility with such third-party offerings. Updates to third-party technology or software that integrates with our platform, could cause our platform to not operate as efficiently as such platform has previously operated, or at all. Moreover, we cannot be certain that such technology and intellectual property does not infringe, misappropriate or otherwise violate the intellectual property or other proprietary rights of others, or that our suppliers and licensors have sufficient rights in or to the technology or intellectual property in all cities in which we may operate. If we are unable to obtain, maintain, protect, defend or enforce our rights to any of this technology, including because of intellectual property infringement claims brought by third parties against our suppliers and licensors or against us, or if we are unable to continue to obtain the technology or enter into new agreements on commercially reasonable terms, our ability to develop our platform or offerings containing that technology could be adversely affected and our business, financial condition, results of operations, and prospects could be adversely affected. Additionally, if we are unable to access necessary technology from third parties, we may be forced to redesign our technology or acquire or develop alternate technology, which may require significant time and effort, may be of lower quality or performance standards, and may subject us to certain risks discussed in the preceding paragraph that are currently borne by third parties. This would limit and delay our ability to provide new or competitive offerings and increase our costs. If alternate technology cannot be obtained or developed or if we are unable to develop such alternate technology at commercially reasonable levels of risk, we may not be able to offer certain features or functionality as part of our offerings, which could adversely affect our business, financial condition, results of operations, and prospects.
We rely on third-party payment processors to process payments made by riders on the Rider App, and if we cannot manage our relationships with such third parties and other payment-related risks, our business, financial condition, results of operations, and prospects could be adversely affected.
We rely on a limited number of third-party payment processors to process payments made by riders. If any of our third-party payment processors terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we would need to find an alternate payment processor, and may not be able to secure similar terms or replace such payment processor in an acceptable time frame or at all. See also “—Risks Related to our Technology and Intellectual Property—We rely on third parties, including technology providers, and if such third parties do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition, results of operations, and prospects could be adversely affected.” Any of these risks could cause us to lose our ability to accept online payments or other payment transactions on Lime, either of which could make Lime less convenient and attractive to riders and adversely affect our ability to attract and retain riders.

Nearly all rider payments are made by credit card, debit card, or through third-party payment services, which subjects us to certain payment network or service provider operating rules, to certain regulations and to the risk of fraud. We may in the future offer new payment options to riders that may be subject to additional operating rules, regulations, and risks. We may also be subject to a number of other laws and regulations relating to the payments we accept from riders, including with respect to money laundering, money transfers, data privacy, data protection, and cybersecurity. If we fail to comply with applicable rules and regulations, we may be subject to civil or criminal penalties, fines, or higher transaction fees and may lose our ability to accept online payments or other payment card transactions, which could make our offerings less convenient and attractive to riders. If any of these events were to occur, our business, financial condition, results of operations, and prospects could be adversely affected.
For example, if we are deemed to be a money transmitter as defined by applicable regulation, we could be subject to certain laws, rules, and regulations enforced by multiple authorities and governing bodies in the United States and numerous state and local agencies who may define money transmitter differently. For example, certain states may have a more expansive view of who qualifies as a money transmitter. Additionally, outside of the United States, we could be subject to additional laws, rules, and regulations related to the provision of payments and financial services, and if we expand into new jurisdictions, the foreign regulations and regulators governing our business that we are subject to will expand as well. If we are found to be a money transmitter under any applicable regulation and we are not in compliance with such regulations, we may be subject to fines or other penalties in one or more jurisdictions levied by federal, state, or local regulators, including state Attorneys General, as well as those levied by foreign regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include criminal and civil proceedings, forfeiture of significant assets, or other enforcement actions. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny.
For various payment options, we are required to pay fees such as interchange and processing fees that are imposed by payment processors, payment networks, and financial institutions. These fees are subject to increases, which could adversely affect our business, financial condition, results of operations, and prospects. Additionally, our payment processors require us to comply with payment card network operating rules, which are set and interpreted by the payment card networks and which include, among other obligations, requirements to comply with security standards. For example, we are subject to the Payment Card Industry Data Security Standard (“PCI DSS”), issued by the Payment Card Industry Security Standards Council. PCI DSS contains compliance guidelines with regard to our security surrounding the physical and electronic storage, processing, and transmission of cardholder data. The payment card networks could adopt new operating rules or interpret or re-interpret existing rules in ways that might prohibit us from providing our offerings to some riders, be costly to implement, or difficult to follow, and if we fail or are alleged to fail to comply with applicable rules or requirements of payment card networks, we may be subject to fines or higher transaction fees and may lose our ability to accept online payments or other payment card transactions. We have agreed to reimburse our payment processors for fines that are assessed by payment card networks if we, our employees, or our riders violate these rules. Any of the foregoing risks could adversely affect our business, financial condition, results of operations, and prospects.
Systems failures and resulting interruptions in the availability of the Rider App, the Lime Supply App, and offerings could adversely affect our business, financial condition, results of operations, and prospects.
Our business is highly dependent upon the effective operation of our information technology systems. Our systems, or those of third parties upon which we rely, may experience service interruptions, failures or degradation because of firmware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware, phishing and forms of social engineering, or other events. Our systems also may be subject to break-ins, physical or electronic intrusions, sabotage, theft or misuse, and intentional acts of vandalism, including by our own personnel. We have experienced, and may in the future experience, incidents involving misconduct by our personnel, including misappropriation of funds, data, or system access, which could result in financial loss, operational disruption, regulatory exposure, and reputational harm.
Some of our systems are not fully redundant and our disaster recovery planning may not be sufficient for all eventualities. Our business interruption insurance may not be sufficient to cover all of our losses that may result from interruptions in our service as a result of systems failures and similar events.
We have experienced and will likely continue to experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of our offerings. These events have resulted in, and similar future events could result in, losses of revenue or additional costs and expenses. A prolonged interruption in the availability or reduction in the availability, speed, or other functionality of our platform could adversely affect our business, financial condition, results of operations, and prospects and reputation and could result in the loss of riders. Moreover, to the extent that any system failure or similar event results in harm or losses to our riders, we may make voluntary payments to compensate for such harm or the affected riders could successfully seek monetary recourse or contractual remedies from us for their losses and such claims, even if unsuccessful, would likely be time-consuming and costly for us to address.
We primarily rely on Amazon Web Services (“AWS”) to deliver our platform to riders, and any disruption of or interference with our use of AWS could adversely affect our business, financial condition, results of operations, and prospects.
We currently host our platform and support our operations using AWS, a third-party provider of multi-tenant cloud infrastructure services. We do not have control over the operations of the facilities of AWS that we use. AWS’ facilities are vulnerable to damage or interruption from natural disasters, cyberattacks, terrorist attacks, power outages, and similar events or acts of misconduct. Our platform’s continuing and uninterrupted performance is critical to our business operations and ensuring riders’ access to our offerings. We have experienced, and can expect that we will experience, interruptions, delays, and outages in AWS service and availability due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions, and capacity constraints. In addition, any changes in AWS’ service levels may adversely affect our ability to meet the requirements of riders, our employees or operational workforce. Since our platform’s continuing and uninterrupted performance is critical to our success, sustained, or repeated AWS system failures would reduce the effectiveness of our operations and the attractiveness of our offerings. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times, as we expand and the usage of our offerings increases. Any negative publicity arising from these disruptions could harm our reputation and brand and may adversely affect the usage of our offerings.
Our commercial agreement with AWS will remain in effect until terminated by AWS or us. Even absent a breach by Lime, AWS may terminate the agreement for convenience after providing Lime with 30 days advance notice. In the event that our agreement with AWS is terminated or we add additional cloud infrastructure service providers, we may experience significant costs or downtime in connection with the transfer to, or the addition of, new cloud infrastructure service providers. Any of the above circumstances or events may harm our reputation and brand, reduce the availability or usage of our platform, lead to a significant short term loss of revenue, increase our costs, and impair our ability to retain or attract new riders, any of which could adversely affect our business, financial condition, results of operations, and prospects.

Defects, errors, or vulnerabilities in our application, backend systems, or other technology systems and those of third-party technology providers, or system failures and resulting interruptions in our availability or the availability of other systems and providers, could harm our reputation and brand and adversely impact our business, financial condition, results of operations, and prospects.
The software underlying our platform is highly complex and may contain undetected defects, errors or vulnerabilities, some of which may only be discovered after the code has been released. Where appropriate, we rely heavily on a software engineering practice known as “continuous integration and continuous deployment” (CI/CD) which refers to the frequent release of our software code, sometimes multiple times per day. While the virtue of CI/CD practices are well known, the practice may increase the risk of the rapid propagation of defects, errors, and vulnerabilities present in the code into our platform. The third-party software that we incorporate into our platform may also be subject to defects, errors or vulnerabilities. Any defects, errors or vulnerabilities discovered in our code or from third-party software after release could adversely impact the rider experience, result in negative publicity, loss of revenue and disrupt riders’ access to our platform, or other operational or service performance issues. Such vulnerabilities could also be exploited by malicious actors and result in exposure of data of riders, or result in a cybersecurity breach or incident, or otherwise adversely impact the availability and performance of our platform. We may need to expend significant financial and development resources to analyze, correct, eliminate or work around errors or defects or to address and eliminate vulnerabilities. Any failure to timely and effectively resolve any such defects, errors, or vulnerabilities could adversely affect our business, financial condition, results of operations, and prospects as well as adversely affect our reputation or brand.
Claims by others that we infringed, misappropriated, or otherwise violated their intellectual property or other proprietary rights could harm our business.
Third parties have, and in the future may, bring claims and/or lawsuits alleging our infringement, misappropriation, or violation of their intellectual property or other proprietary rights. We cannot guarantee that we have not, do not, or will not infringe, misappropriate, or otherwise violate the intellectual property or other proprietary rights of others. Our technologies may not be able to withstand any third-party claims against their use. Companies in the markets in which we operate are frequently subject to litigation based on allegations of infringement, misappropriation or other violations of intellectual property or other proprietary rights. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property or other proprietary rights they own, have purchased, or otherwise obtained. As our business continues to evolve and we become a publicly-traded company, the likelihood of intellectual property or other proprietary rights-based claims against us grows based on the following: increase in public profile, increases in revenue base, increases in the number of competitors in the cities we operate, our continued development of new technologies, new offerings, and new intellectual property, as well as continued international expansion. From time to time third parties may assert, and in the past have asserted, claims of infringement, misappropriation or other violations of intellectual property (such as patent rights) or other proprietary rights against us.
For example, third parties have made claims regarding various allegations of patent infringement. To the extent we hire any employees or other personnel from competitors, we may also be subject to allegations that such personnel have used or divulged to us proprietary or other confidential information to us. There can be no assurance that we will be successful in defending against allegations of infringing a third party’s intellectual property or reaching a business resolution that is satisfactory to us. Relatedly, third parties may allege that our service providers or other persons retained or indemnified by us infringe on, misappropriate or otherwise violate such competitors’ or other third parties’ intellectual property or other proprietary rights, such that we may be required to indemnify such service providers or other persons. In addition, our competitors and others may now and in the future have significantly larger and more mature patent portfolios than us. Future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom our own patents may therefore provide little or no deterrence or protection. Many potential litigants, including some of our competitors and patent-holding companies, have the ability to dedicate substantial resources to assert their intellectual property or other proprietary rights. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business, and an adverse outcome could require us to cease use of such intellectual property as well as pay substantial damages, legal fees, royalty payments, or other fees in connection with a claimant securing a judgment against us, including treble damages if we are found to have willfully infringed certain types of intellectual property. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, we risk compromising our confidential information during this type of litigation. Plaintiffs can also seek injunctive relief that may limit the operation of our business or prevent the marketing of our offerings that infringe, misappropriate, or otherwise violate, or allegedly infringe, misappropriate, or otherwise violate, on the plaintiff’s intellectual property or other proprietary rights. If a third party is able to obtain an injunction preventing us from using our technology, accessing third-party intellectual property or other proprietary rights, or if we cannot license or develop alternative technology for any infringing aspect of our business, we could be forced to limit or stop the production or usage of our vehicles or cease other business activities related to such intellectual property. To resolve these claims, we may enter into licensing or settlement agreements with restrictive terms or significant fees, be required to implement costly redesigns of our vehicles, and/or pay substantial damages. If we do not resolve these claims in advance of a trial, there is no guarantee that we will be successful in court. These outcomes could adversely affect our business, financial condition, results of operations, and prospects.
With respect to any intellectual property or other proprietary rights claim, we may be required to seek a license to continue operations that are found to be in violation of such rights, which may not be available on favorable or commercially reasonable terms and may significantly increase our operating expenses. Such licenses are typically non-exclusive, and therefore our competitors and other third parties may have access to the same technology licensed to us. If a third party does not offer us a license to its intellectual property on reasonable terms, or at all, we may be required to redesign our platform or functionality therein or develop alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our vehicles), effort and expense and may ultimately not be successful. Any of these events could adversely affect our business, financial condition, results of operations, and prospects.
Claims of infringement, misappropriation or other violation may be extremely broad, and it may not be possible for us to operate our network and conduct our operations in such a way as to avoid all such alleged violations of such intellectual property or other proprietary rights. We also may be unaware of third-party intellectual property or other proprietary rights that cover or otherwise relate to some or all of our products and offerings. Moreover, the volume of intellectual property-related claims and the mere specter of threatened litigation could distract our management from the daily operations of our business. Some of the aforementioned risks of infringement, misappropriation or other violation, in particular with respect to patents, are potentially heightened due to the nature of our business, industry and intellectual property portfolio. We do not have a comprehensive patent portfolio, which could otherwise assist us in deterring patent infringement claims from third parties through our ability to bring patent infringement counterclaims using our own patent portfolio. In addition to the previously mentioned impacts of intellectual property-related litigation, while in some cases a third party may have agreed to indemnify us for costs associated with intellectual property-related litigation, such indemnifying third party may refuse or be unable to uphold its contractual obligations.
Failure to seek, obtain, maintain, protect, defend, or enforce our intellectual property or other proprietary rights could harm our business, financial condition, results of operations, and prospects.
Our success is dependent in part upon protecting our intellectual property or other proprietary rights (such as our rights in hardware designs, code, information, data, processes and other forms of information, know-how and technology), and as we grow, we expect to continue to develop intellectual property that is important for our existing and future business. We rely on a combination of patents, copyrights, trademarks, service marks, trade dress, trade secrets, and other forms of intellectual property, contractual restrictions, and confidentiality procedures to establish and protect our intellectual property and proprietary rights. However, the steps we take to protect our intellectual property or other proprietary rights may not be sufficient or effective, and may vary by jurisdiction. Even if we detect any third-party infringement, misappropriation, or other violations with respect to our intellectual property or other proprietary rights, we may need to engage in litigation to enforce our rights. Any enforcement efforts we undertake, including litigation, could be time-consuming and expensive and could divert management attention from the business and may not be successful. While we take precautions designed to protect our intellectual property, it may still be possible for competitors and other unauthorized third parties to copy or reverse engineer our technology, access or copy our data, and use our proprietary information to create or enhance competing offerings, which could adversely affect our position in our rapidly evolving and highly competitive industry. Some license provisions that protect against unauthorized use, copying, transfer, and disclosure of our technology prove insufficient or may be unenforceable under the laws of certain jurisdictions and foreign countries. The laws of some countries do not provide the same level of protection of our intellectual property or other proprietary rights as do the laws of the United States and effective intellectual property protections may not be available or may be limited in foreign countries. Our domestic and international intellectual property protection and enforcement strategy is influenced by many considerations including costs, where we have business operations, where we might have business operations in the future, legal protections available in a specific jurisdiction, and/or other strategic considerations. As such, we do not have identical or analogous intellectual property protection in all jurisdictions, which could risk freedom to operate in certain jurisdictions. As we expand our international activities, our exposure to unauthorized use, copying, transfer, and disclosure of proprietary information will likely increase. We may need to expend additional resources to protect, enforce or defend our intellectual property or other proprietary rights domestically or internationally, which could adversely affect our business, financial condition, results of operations, and prospects or adversely affect our domestic or international operations.
Our trademarks are valuable assets that support our brand, the perception of our platform and products, and distinguish our platform and products from those of our competitors. However, third parties may use trademarks and branding similar to ours, and we may not be able to adequately prevent such practices, which could harm the value of our business, result in the abandonment, dilution, or invalidity of trademarks associated with our business and adversely affect our results of operations, financial condition or prospects. Furthermore, third parties may claim that we have violated their trademark protections and seek substantial damages and/or injunctive relief. We may not prevail and could be subject to substantial damages and/or be foreclosed from using our trademarks. If we do prevail, we may spend significant resources having to defend our trademarks. Heightened competitive pressures that result in a loss of riders or a reduction in revenues or revenue growth rates, or failure to successfully maintain, defend, enforce, and enhance our brand and substantial expenses in attempts to maintain, defend, enforce and enhance our brand, could also adversely effect on our business, financial condition, results of operations, and prospects.
We have filed, and may in the future file, applications to protect certain of our innovations and intellectual property, including potentially seeking patent protection for any of our inventions. We do not know whether any of our applications will continue to result in the issuance of a patent, or effective registration of our trademarks or copyrights in our content and proprietary coding, as applicable, or whether the examination process will require us to narrow any proposed patent claims. In addition, we may not receive competitive advantages from the rights granted under our intellectual property or other proprietary rights. In certain instances, we may choose not to file a patent for certain inventions, instead choosing to rely on trade secret protection or know-how, and a third party may subsequently file a patent covering such intellectual property. Our existing intellectual property and proprietary rights, and any intellectual property granted to us, or that we otherwise acquire in the future, may be contested, circumvented, or invalidated, or may otherwise not be enforceable or sufficiently broad in scope. Therefore, the adequacy and exact effect of the protection of these intellectual property and proprietary rights cannot be predicted with certainty. In addition, given the costs, effort, and risks of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may continue not to choose to seek patent protection for certain innovations. Further, the United States Patent and Trademark Office requires compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent and trademark registration process and after a registration has issued. For example, there are situations in which noncompliance can result in abandonment or cancellation of a patent or trademark filing, resulting in partial or complete loss of patent or trademark rights in the relevant jurisdiction or otherwise diminishing the value of our intellectual property and other proprietary rights. Any failure to comply with such requirements, or to otherwise adequately obtain patent protection, or other intellectual property protection, could later prove to adversely impact our business, financial condition, results of operations, and prospects.
We enter into confidentiality and invention assignment agreements with our employees, contractors, and consultants and enter into confidentiality agreements with our third-party technology providers and strategic partners. These confidentiality agreements are designed to protect our proprietary information and, in the case of agreements or clauses containing invention assignment, to grant us ownership of technologies that are developed through a relationship with employees or third parties. However, we may not have entered into confidentiality and invention assignment agreements with each of our employees, independent contractors, consultants, vendors, or other third parties, or we may not have fulfilled the requirements of such agreements such that we cannot enforce them, or such agreements may otherwise not be self-executing. In addition, no assurances can be given that those agreements will not be breached or that these agreements will be effective in controlling access to, and use and distribution of, our intellectual property and other proprietary, confidential, or sensitive information. Further, agreements with us may be ineffective in transferring us ownership of intellectual property developed by those individuals. We may in the future become subject to claims that we or our employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, we may be forced to pay substantial monetary damages or be enjoined from using certain technology, aspects of our platform, aspects of our programs, or knowledge. Even if we are successful in defending against these claims, litigation could result in substantial costs and demand on management resources. Moreover, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our offerings, without infringing our intellectual property or other proprietary rights. Competitors and other third parties may also attempt to access, aggregate, and/or reverse engineer our data which would compromise our trade secrets and other rights. The loss of our intellectual property or the inability to protect our proprietary technology against unauthorized copying or use could adversely affect our business, financial condition, results of operations, and prospects.
We may also enter into strategic collaboration relationships, joint development, and other similar agreements with third parties where intellectual property arising from such engagements may be allocated or licensed between the parties, or may be jointly-owned. Determining inventorship and ownership of technologies and intellectual property and other proprietary rights resulting from development activities can be difficult and uncertain. Such arrangements may limit our ability to protect, maintain, enforce, or commercialize such intellectual property and other proprietary rights, including requiring agreement with or payment to our joint development partners before protecting, maintaining, licensing, or initiating enforcement of such intellectual property and other proprietary rights, and may allow such joint development partners to register, maintain, enforce, or license such intellectual property and other proprietary rights in a manner that may affect the value of the jointly-owned intellectual property or our ability to compete in the market. Disputes may arise with third parties regarding ownership of and rights to use, protect and enforce these technologies and intellectual property or other proprietary rights, or regarding the interpretation of our agreements with these third parties, and these disputes may result in claims against us or claims that certain intellectual property or other proprietary rights are not owned by us, are not enforceable, or are invalid. The cost and effort to resolve these types of disputes, or the loss of rights in technologies in intellectual property or other proprietary rights if we lose these types of disputes, could harm our business and financial condition. In addition, third parties may suffer delays, quality issues, or other problems affecting their development activities and ability to supply us with certain technology and intellectual property, which could adversely affect our business, financial condition, results of operations, and prospects.
Moreover, even where we have effectively secured statutory protection for our intellectual property or other proprietary rights, our competitors and other third parties may infringe on, misappropriate, or otherwise violate our intellectual property or other proprietary rights, which could weaken our competitive position and erode our market share. We may be required to spend significant resources in order to monitor and protect our intellectual property or other proprietary rights, and we may or may not be able to detect infringement, misappropriation, or other violation by third parties. Litigation has been and may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time-consuming, difficult to predict and distracting to management and could result in the impairment or loss of portions of our intellectual property. Our efforts to enforce our intellectual property or other proprietary rights may be met with defenses, counterclaims, and countersuits attacking the scope, validity and enforceability of our intellectual property or other proprietary rights, or our ownership thereof. An adverse determination of any litigation proceedings could put our intellectual property at risk of being invalidated, interpreted narrowly, or of not issuing or being cancelled. Our inability to protect our intellectual property and proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could impair the functionality of our platform, delay introductions of enhancements to our platform, result in our substituting inferior or more costly technologies into our platform and/or substantial damages or penalties (including treble damages for willful patent infringement), or harm our reputation or brand. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely affect the price of our common stock. In addition, we may be required to license additional technology from third parties to develop new offerings, which may not be on commercially reasonable terms, or at all, and could adversely affect our ability to compete. Our inability to license this technology could harm our ability to compete and have a material and adverse effect on our business, financial condition, results of operations, and prospects.
The technology industry has also been subject to attempts to steal intellectual property, including by foreign actors. We, along with others in our industry, may be subject to attempted thefts of our intellectual property in the future. Although we take measures to protect our property, if we are unable to prevent the theft of our intellectual property or its exploitation, the value of our investments may be undermined and our business, financial condition, results of operations, and prospects may be adversely affected.
Risks Related to Legal and Regulatory Matters
We are regularly subject to claims from riders or third parties that allege injury or harm, which could adversely affect our brand, business, financial condition, results of operations, and prospects.
We are regularly subject to claims, litigation, investigations, and other legal proceedings relating to injuries to, or deaths of, riders or third parties. This includes claims alleging, among other things, product defect, design defect, manufacturing defect, failure to warn, negligent maintenance, negligent entrustment for harm to third parties caused by a rider, public nuisance or trespass, Americans with Disabilities Act violations alleging, for example, injury from tripping over a vehicle or vehicles blocking public access, or that we are directly or vicariously liable for harm to riders or third parties. In addition, the terms of many of our permits require that we provide a defense and indemnity to the city against certain allegations relating to Lime’s operations in that city, including in certain instances allegations arising from factors outside of Lime’s control, including, for example, road conditions or other city infrastructure. Although we advise platform users of local requirements, including applicable helmet laws, and, in some cases, may provide helmets or promotional codes for helmets in accordance with local regulations, riders may not be technically proficient in using our offerings, and they may not know to wear, or intentionally choose not to wear, protective equipment designed to enhance the safety of such offerings, including helmets. Rider error, together with the failure to use protective equipment, increases the risk of injuries or death while using these offerings. Non-compliance with traffic laws, as well as urban hazards such as unpaved or uneven roadways, increases the risk and severity of potential injuries. In addition, we provide our offerings predominantly in metropolitan areas, where riders using our vehicles need to share, navigate, and at times contend with narrow and heavily congested roads occupied by cars, buses, and light rails, especially during peak “rush” hours, all of which heighten the potential of injuries or death. Riders using our e-scooters or e-bikes face a more severe level of injury in the event of a collision than that faced while riding in an automobile, given the less sophisticated, and in some cases absent, passive protection systems on e-scooters and e-bikes.
We have in the past, and expect in the future to incur substantial expenses in connection with these claims, including adverse judgments and awards and the costs of defense. We may choose to settle personal injury claims for reasons including expediency, protection of our reputation, and to avoid the uncertainty of litigation. We expect that expenses for claim and litigation related to personal injury claims will increase — both the costs of defense and adverse judgments, awards or settlements — as our business grows and we face increasing public scrutiny. Regardless of the outcome of any legal proceeding, injuries to, or deaths of, any riders or third parties have and could again in the future result in negative publicity and harm to our brand, reputation, business, financial condition, results of operations, and prospects. Our insurance policies and programs, which include self-insured retentions, may not provide sufficient coverage to adequately mitigate the liability we face, especially where any one incident, or a group of incidents, could cause disproportionate harm, and we may have to pay high premiums or deductibles for our coverage and, for certain situations and/or categories of claims, we may not be able to secure coverage at all.
Our vehicles may experience issues from time to time, which could result in recalls or removal from service, injuries, litigation, enforcement actions, class actions, and regulatory proceedings, and could adversely affect our business, brand, reputation, financial condition, results of operations, and prospects.
We design and contract to manufacture with third parties, and directly and indirectly modify, maintain, and repair, our fleet of e-scooters and e-bikes. Such e-scooters and e-bikes have in the past and may in the future contain product issues related to their design, materials, or construction, may be improperly maintained or repaired, or may be subject to vandalism. Because we contract with third parties to manufacture our vehicles, we have less visibility into and control over the manufacturing processes than if we manufactured them ourselves. These product issues could interfere with the intended operations of our e-scooters or e-bikes, which could result in safety concerns, including allegations of injuries to riders or third parties. In response, we have taken action to replace, modify, increase maintenance frequency, or limit the use of such products, and may need to do so in the future. There can be no assurance that our procedures will be able to detect, prevent, or fix all product issues.
Failure to detect, prevent, fix, or timely report real or perceived product issues and vandalism or to properly maintain or repair our e-scooters and e-bikes could result in a variety of consequences, including recalls and removal from service, service interruptions, injuries, litigation, enforcement actions, including substantial damages, fines and penalties, regulatory proceedings, required changes to our product, and negative publicity. Even if injuries to riders or third parties are not the result of any product issues in, vandalism of, or the failure to properly maintain or repair our e-scooters or e-bikes, we may incur expenses to defend or settle any claims or respond to regulatory inquiries, and our brand and reputation may be harmed. In addition, the battery packs in our vehicles use lithium-ion cells. Lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can cause burns and other injuries or ignite nearby materials, as well as other lithium-ion cells. We take certain precautions to reduce the risks of such events, but we cannot guarantee that such events will not occur. Any of the foregoing risks could also result in decreased usage of our vehicles and adversely affect our business, brand, reputation, financial conditions, results of operations, and prospects.
While we carry general liability insurance worldwide that is intended to cover incidents associated with Lime vehicles, and product liability insurance that is intended to insure against injuries sustained by riders on our vehicles, these claims may exceed that coverage and/or may ultimately damage our reputation or decrease ridership, any of which could materially impact our business, financial condition, results of operations, and prospects. We cannot be certain that our insurance coverage will be adequate for such liabilities, that insurance will continue to be available to us on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases, increases to self-insured retentions, or the imposition of large deductible or co-insurance requirements, or the inability to obtain insurance coverage at all could adversely affect our reputation, brand, business, financial condition, results of operations, and prospects.
We rely on third-party insurance policies to insure against risks related to our business. If insurance carriers change the terms of such insurance in a manner not favorable to us, if our insurance coverage is insufficient, if we are required to purchase additional insurance, if regulations governing insurance coverages change, or if our insurance providers are unable or unwilling to meet their obligations, our business, financial condition, results of operations, and prospects could be adversely affected.
We rely on a combination of third-party insurance and retention mechanisms to cover various business and micromobility-related risks, including, but not limited to, general liability, automobile liability, excess liability, workers’ compensation, property, cyber liability, and directors’ and officers’ liability. To comply with certain city and country insurance regulatory requirements for micromobility-related risks, in certain jurisdictions we also obtain rider insurance coverages. Rider insurance coverages, a relatively new insurance product specific to the micromobility industry, may include rider liability for third-party bodily injury and property damage and injury coverage to the rider themselves. Rider insurance coverages and limits vary by vehicle type and jurisdiction and are mostly obtained outside of the United States.
We rely on a limited number of insurance carriers, particularly for our business and micromobility-related risks. If our insurance carriers discontinue coverage or change the terms of our policies in a manner not favorable to us by increasing premiums, deductibles, or self-insured retentions, we could be liable for significant additional costs. We cannot guarantee that we would be able to secure replacement coverage on reasonable terms or timelines, or at all. In addition, we may not obtain enough insurance to adequately mitigate such business and micromobility-related risks or risks related to our new and evolving offerings, and we may have to pay high premiums, deductibles or self-insured retentions for coverage we do obtain.
If the amount of one or more business or micromobility-related claims exceed our applicable aggregate coverage limits, we would bear the excess costs, in addition to the amounts already incurred in connection with premiums paid, deductibles, or self-insured retentions. Certain losses may be excluded from insurance coverage. For example, the terms of many of our permits require that we provide a defense and indemnity to a city against certain allegations relating to Lime’s operations in that city, including in certain instances arising from factors outside of Lime’s control, including, for example, road conditions or other city infrastructure. Our insurance excludes coverage for claims that are only against the city, where Lime is not a named party.
In addition, we are subject to local laws, rules, and regulations relating to insurance coverage. If regulators require more comprehensive insurance or alter the types of insurance required, we may incur additional expenses. For example, in certain countries our vehicles are classified as motor vehicles, and in those countries our premiums are higher than countries where our vehicles are not classified as such. Increasing the breadth of coverage and coverage limits would increase our insurance and claims expenses.
Additionally, if any of our insurance carriers becomes insolvent, it would be unable to pay any business or micromobility-related claims that we make.

Our insurance claims reserve may be inadequate, which could adversely affect our business, financial condition, results of operations, and prospects.
We establish a claims reserve for unpaid losses and loss adjustment expenses for risks retained by us through our retention mechanisms. Estimating the number and severity of claims, as well as related judgment or settlement amounts, is inherently complex, subjective, and speculative. We employ various predictive modeling and actuarial techniques and make numerous assumptions based on available historical experience and industry statistics to estimate our claims reserve.
While management believes that our claims reserve amounts are adequate, the ultimate liability could be in excess of our claims reserves. A number of external factors can affect the losses incurred, including but not limited to, claim reporting delays, the length of time the claim remains open, increases in healthcare costs, legislative and regulatory developments, judicial developments, the general trend of increasing settlement amounts in litigation, and other unexpected events. If we determine that our estimated claims reserve is inadequate, we may be required to increase such claims reserve at the time of the determination, which could negatively impact our financial results in the period in which the shortfall is determined and adversely affect our business, financial condition, results of operations, and prospects.
We are regularly subject to claims, litigation, government investigations, and other proceedings that may adversely affect our business, financial condition, results of operations, and prospects.
We are regularly subject to claims, litigation, arbitration proceedings, government and regulatory investigations, and other legal and regulatory proceedings in the ordinary course of business, including those involving product liability and personal injury, property damage, labor and employment, worker classification, anti-discrimination, commercial disputes, competition, consumer complaints, intellectual property disputes, compliance with regulatory requirements, class actions, representative actions (including those brought under PAGA), and other matters, and we may become subject to additional claims, litigation, government investigations, and legal or regulatory proceedings as our business grows and as we deploy new offerings or enter new cities, including proceedings related to acquisitions, data privacy, intellectual property, advertising, securities issuances, or business practices.
The results of any such claims, litigation, class actions, regulatory actions, or other proceedings cannot be predicted with any certainty. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention, divert significant resources, and result in significant monetary awards, potential injunctive relief or consent decrees, or other remedies. Determining reserves for our pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages or settlement costs, penalties, and fines that could adversely affect our business, financial condition, results of operations, and prospects. These proceedings could also result in harm to our reputation and brand, sanctions, consent decrees, injunctions, or other orders requiring a change in our business practices. Any of these consequences could adversely affect our business, financial condition, results of operations, and prospects. Furthermore, under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of our business, commercial, and government partners and current and former directors and officers. For example, the terms of many of our permits require that we provide a defense and indemnity to the city against certain allegations relating to Lime’s operations in that city, including in certain instances allegations arising from factors outside of Lime’s control, including, for example, road conditions or other city infrastructure. We do not carry insurance coverage for claims that are only against the city, where Lime is not a named party. Furthermore, a determination in, resolution of, or settlement of, any threatened action or legal proceeding, whether we are party to such legal proceeding or not, that involves our industry, could harm our business, financial condition, results of operations, and prospects.
In addition, we regularly include arbitration provisions in our terms of service with our riders, and seek to compel arbitration in many of our litigations. These provisions are intended to streamline the litigation process for all parties involved, as arbitration can be faster and less costly than litigating disputes in state or federal court. Although we have generally been successful in enforcing our arbitration provisions, a court or arbitrator could rule them unenforceable as these are regularly contested by plaintiff’s counsel. Arbitration agreements also could subject us to reputational risks as arbitration agreements sometimes have been the subject of negative media reports. If the number of arbitrations increased significantly, the arbitration fees that we would be required to pay would become more costly and burdensome. We may choose to limit or abandon our use of arbitration agreements or may be required to do so in legal proceedings or per our city permits, which could result in increased exposure to potentially costly and burdensome litigation, which could adversely affect our business, financial condition, results of operations, and prospects.
We have faced and are likely to continue to face litigation and administrative penalties from local governmental entities, municipalities, and private citizens related to the parking of our vehicles.
We have been, and expect to continue to be, involved in claims, litigation (judicial and administrative), arbitration, and other actions brought by governmental entities, municipalities, and private citizens alleging a variety of causes of actions, including among other things, failure to operate with proper local permits, public nuisance, trespass, and Americans with Disabilities Act violations related to the placements or inappropriate parking of our vehicles on public and private property, interfering with others’ use and enjoyment of, and access to, public and private property, and personal injuries and property damages caused by such placement. The defense of these matters and associated outlays has and could continue to significantly increase our operating expenses. In addition, if we are determined to have violated applicable law or regulation, or we settle or compromise these disputes, we may become required to change our operations or offerings in certain cities or globally, to change material components of our business strategy, to cease operations in one or more cities, and/or to pay substantial damages or fines. In the event that we are required to take one or more such actions, our business, financial condition, results of operations, and prospects could be adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity, and diversion of resources and management attention.
Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, gross receipts, value added, or similar taxes and may successfully impose additional obligations on us, and any such assessments or obligations could adversely affect our business, financial condition, results of operations, and prospects.
The application of indirect taxes, such as sales and use tax, payroll tax, value-added tax, goods and services tax, business tax, and gross receipts tax, to businesses like ours is a complex and evolving issue. Many of the fundamental statutes and regulations in U.S. and non-U.S. jurisdictions, and subdivisions thereof, that impose these taxes were established before the adoption and growth of the Internet and e-commerce. Significant judgment is required on an ongoing basis to evaluate applicable tax obligations, and as a result, amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business.
In addition, local governments are increasingly looking for ways to increase revenue, which has resulted in discussions about tax reform and other legislative action to increase tax revenue, including through indirect taxes and fees. Such taxes and fees could adversely affect our business, financial condition, results of operations, and prospects.
In certain jurisdictions, we collect and remit indirect taxes. However, tax authorities may raise questions about, challenge, or disagree with our calculation, reporting, or collection of taxes and may require us to collect taxes in jurisdictions in which we do not currently do so or to remit additional taxes and interest, and could impose associated penalties. This could result in substantial tax liabilities, including taxes on past transactions, as well as penalties and interest, and could discourage riders from utilizing our offerings or could otherwise harm our business, financial condition, results of operations, and prospects. Although we have reserved for potential payments of possible past tax liabilities in our financial statements, if these liabilities exceed such reserves, our business, financial condition, results of operations, and prospects could be adversely affected.
Additionally, authorities in countries, states, localities, or other taxing jurisdictions may seek to impose additional reporting, record-keeping, or indirect tax collection obligations on businesses like ours. For example, taxing authorities in the United States and other countries have identified e-commerce platforms as a means to calculate, collect, and remit indirect taxes for transactions taking place over the Internet, and are considering related legislation. New legislation may require us to incur substantial costs in order to comply, including costs associated with tax calculation, collection, remittance, and audit requirements, which could make our offerings less attractive and could adversely affect our business, financial condition, results of operations, and prospects.
As a result of these and other factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in our financial statements and any such difference may adversely impact our financial condition and results of operations in future periods in which we change our estimates of our tax obligations or in which the ultimate tax outcome is determined.
Failure to deal effectively with fraud could harm our business.
We have in the past incurred, and may in the future incur, losses from various types of fraud, including use of stolen or fraudulent credit card data, claims of unauthorized payments by riders, attempted payments by riders with insufficient funds, and other fraud committed by riders or third parties. Bad actors use increasingly sophisticated methods to engage in illegal activities, including those involving personal information, such as unauthorized use of another person’s identity, account information, or payment information, and unauthorized acquisition or use of credit or debit card details, bank account information, and mobile phone numbers and accounts. Under current card payment practices, we may be liable for rides facilitated on Lime with fraudulent credit card data, even if the associated financial institution approved the credit card transaction. Despite measures that we have taken to detect and reduce the occurrence of fraudulent or other malicious activity on Lime, we cannot guarantee that any of our measures will be effective or will scale efficiently with our business. Our inability to adequately detect or prevent fraudulent transactions could harm our reputation or brand, result in litigation or regulatory action and lead to expenses that could adversely affect our business, financial condition, results of operations, and prospects.
We have also incurred, and may in the future incur, losses from fraud, and other misuse of Lime by riders, such as vehicle theft or hijacking resulting in unpaid trips or vandalism. For example, we have experienced and could continue to experience lost revenue from actual and alleged unauthorized rides fulfilled and distance traveled. If we are unable to adequately anticipate and address such misuse either through increased controls or other means, our business, financial condition, results of operations, and prospects could be adversely affected.
Changes in laws or regulations relating to data privacy, data protection, or the protection or transfer of personal data, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations relating to data privacy, data protection, or the protection or transfer of personal data, could adversely affect our business, financial condition, results of operations, and prospects.
We collect, receive, transmit, store, and otherwise process a large volume of personal information (such as names, trip and location data, e-mail addresses, telephone numbers, government-issued identification, device IP addresses, and payment information) and other data relating to our riders and logistics providers in order to operate our business. We also share rider data with cities, local authorities, and public transport operators if contractually required for us to operate in certain cities.
Numerous local, municipal, state, federal, and international laws and regulations address data privacy, data protection, and the collection, storing, sharing, use, disclosure, and protection of certain types of data, including the California Online Privacy Protection Act, the Personal Information Protection and Electronic Documents Act, Section 5(c) of the Federal Trade Commission Act, and the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, “CCPA”), and the EU General Data Protection Regulation (“EU GDPR”) and the U.K. Data Protection Act of 2018 (“UK GDPR”) (the EU GDPR and the UK GDPR together referred to as the “GDPR”). Data protection laws may be broadly construed, impose administrative burdens, permit private rights of action, and/or continually change and may be inconsistent from one jurisdiction to another. For example, the CCPA requires certain disclosures to California consumers and affords such consumers certain data rights and abilities to opt-out of certain sharing of personal information. The GDPR is wide-ranging in scope and imposes numerous obligations in relation to our collection and use of personal information, including a principle of accountability and the obligation to demonstrate compliance through policies, procedures, trainings and audits, as well as regulating cross-border transfers of personal data out of the European Economic Area (“EEA”). In relation to such cross-border transfers of personal data, we expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could suffer additional costs, complaints or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes; we may have to implement alternative data transfer mechanisms under the GDPR or take additional compliance and operational steps; or it could otherwise affect the manner in which we provide our offerings and could adversely affect our business, financial condition, results of operations, and prospects.
An increasing number of states in the United States, including states where we do business, have enacted legislation relating to data privacy and cybersecurity, and the U.S. federal government and other states are also contemplating federal and state data privacy legislation. These new and modified laws, including the CCPA, and other changes in laws or regulations relating to data privacy, data protection, and cybersecurity, particularly any new or modified laws or regulations that require enhanced protection of data or new obligations with regard to data retention, transfer, disclosure or other processing, could greatly increase the cost of operating our business, require significant changes to our operations and our data processing practices and policies, may require us to incur additional compliance-related costs and expenses, and may even prevent us from operating in jurisdictions in which we currently operate and in which we may operate in the future. Further, as we continue to expand into new geographies, we will become subject to additional data privacy-related laws and regulations.
Additionally, we have incurred, and expect to continue to incur, significant expenses in an effort to comply with data privacy, data protection, and cybersecurity standards imposed by law, regulation, or contractual obligations. In particular, with laws and regulations such as the GDPR and U.S. state data privacy laws imposing new and relatively burdensome obligations, and with substantial legal and regulatory uncertainty over the interpretation and application of the CCPA, the GDPR, and other laws and regulations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so. As we consider continued expansion into additional cities and countries and as laws and regulations change, we expect to incur additional compliance costs related to data privacy, data protection, and cybersecurity standards and protocols imposed by laws, regulations, rules, standards, or contractual obligations related to such expansion and face additional risks that such expansion could be inconsistent with, or fail, or be alleged to fail to meet all requirements of such laws, regulations, or obligations.
Despite our efforts to comply with applicable laws, regulations, rules, standards, and other obligations relating to data privacy, data protection, and cybersecurity, these laws, regulations, rules and standards are in some cases relatively new and the interpretation and application of these laws, regulations, rules and standards are uncertain. As such, our practices or offerings could be, or could be perceived to be, inconsistent with, or fail or be alleged to fail to meet the requirements of, such laws, regulations, rules, standards or obligations. Data privacy regulators have from time to time asked us for information about our practices and it is possible that they could ask further questions, open a formal investigation or prevail in an action against us. Our failure, or the failure by our partners, to comply with applicable laws, regulations, rules, standards or other actual or asserted obligations relating to data privacy, data protection, or cybersecurity, or any compromise of cybersecurity that results in unauthorized access to, or unauthorized loss, unavailability, corruption, use, exfiltration, release, or other processing of information or other rider data, or the perception that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing riders from using Lime, or result in investigations or proceedings by governmental agencies, orders to cease or change our data processing activities, enforcement notices, assessment notices for a compulsory audit, criminal penalties and other substantial claims, penalties or fines, and private claims and litigation (including class actions), any of which could require us to fundamentally change our business activities, modify our platform or offerings, or otherwise adversely affect our business, financial condition, results of operations, and prospects. Because we are under the supervision of relevant data protection authorities in both the EEA and the UK, we may be fined under both the EU GDPR and UK GDPR for the same breach. Furthermore, we may also be required to disclose personal information pursuant to demands from individuals, regulators, government authorities, and law enforcement agencies in a variety of jurisdictions with conflicting laws and regulations. Such disclosure may result in adverse media coverage or noncompliance with a rule or regulation. Additionally, the perception of concerns relating to data privacy, data protection, or cybersecurity, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition, results of operations, and prospects.
Illegal, improper or otherwise inappropriate activity of riders, whether or not occurring while using our vehicles, could impact our ability to obtain or maintain permits, expose us to liability and harm our business, brand, financial condition, results of operations, and prospects.
From time to time, illegal, improper, or otherwise inappropriate activities by riders and guest riders in violation of our user agreement, including the activities of individuals who may have previously engaged with, but are not then receiving offerings offered through Lime, results in injuries to themselves or third parties and claims or litigation against us, and could adversely affect our brand, business, financial condition, results of operations, and prospects. For example, actions of our riders and guest riders, including assault, theft, reckless riding, riding under the influence, improper parking of vehicles, unauthorized use of credit cards, debit cards, or bank accounts, sharing of rider accounts, and other misconduct, could lead to violations of our permit requirements, and damage to our brand and reputation. Repeated inappropriate rider behavior could significantly impact relationships with cities, which could adversely impact our ability to continue operating in that city. For example, cities may limit the number of our vehicles that are allowed to operate, suspend our service offering, and/or revoke any permits or licenses. These inappropriate rider behaviors could also lead other riders, cities, and the general public to believe that our vehicles are not safe or are a nuisance, which would harm our reputation. Further, any negative publicity related to the foregoing, whether such incidents occurred with our vehicles or those of our competitors, could adversely affect public perception of the shared micromobility industry as a whole, which could adversely affect the demand for our vehicles, and potentially lead to increased regulatory or litigation exposure.
Any failure to comply with export controls and economic sanctions laws and regulations of the United States and applicable international jurisdictions could materially adversely affect our reputation, business, financial condition, results of operations, and prospects.
Our business must be conducted in compliance with applicable export controls and economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, and other relevant export controls and sanctions authorities in which we conduct business activities. Our global operations expose us to the risk of violating, or being accused of violating, export controls, and economic and trade sanctions laws and regulations. Our failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions, and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive regardless of outcome. Despite our compliance efforts and activities we cannot assure compliance by our employees or operational workforce for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition, results of operations, and prospects.
We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition, results of operations, and prospects.
We are subject to the U.S. Foreign Corrupt Practices Act, U.S. domestic bribery laws, and other anti-corruption and anti-money laundering laws in the countries in which we conduct business activities (e.g. the UK Bribery Act), which include some countries known to experience high levels of corruption. Anti-corruption and anti-bribery laws are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. Our current and future business operations involve regular engagement with business partners, third-party intermediaries, officials, and employees of government agencies or state-owned or affiliated entities to market our offerings and to obtain necessary permits, licenses, and other regulatory approvals. We can potentially be investigated and/or held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. Despite our compliance efforts and activities, we cannot assure you that all of our employees and agents will not take actions in violation of anti-corruption laws, for which we may be ultimately held responsible, or that our compliance program will be capable of timely detecting and/or avoiding such actions, if at all. As we expand our business and increase our international business, our risks under these laws may increase.
Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, regardless of whether we prevail in any subsequent civil or criminal proceeding, our business, financial condition, results of operations, and prospects could be adversely affected. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees regardless of outcome.
General Risk Factors
We may require additional capital, which may not be available on terms acceptable to us or at all.
The growth of our business and our fleets are capital and operations intensive. Historically, we have funded our capital-intensive operations and capital expenditures primarily through equity, equity-linked and debt issuances and cash generated from our operations. To support our growing business, we must have sufficient capital to continue to make significant investments in our offerings. If we raise additional funds through the issuance of equity, equity-linked, or debt securities, those securities may have rights, preferences, or privileges senior to those of our common stock, and our existing stockholders may experience dilution. Any debt financing secured by us, and any financing secured in the future could, involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities.
We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance, and the condition of the capital markets at the time we seek financing. Additionally, uncertain and volatile macroeconomic conditions, including economic instability or uncertainty, and other events, such as slowing growth in the worldwide economy, inflation, and high interest rates, as well as the instability and volatility in the banking and financial services sector, and the war in Ukraine and in the Middle East, have adversely affected the financing markets, and may impact our access to capital, and make additional capital more difficult or available only on terms less favorable to us. We cannot be certain that additional financing will be available to us on favorable terms, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business, financial condition, results of operations, and prospects could be adversely affected.
We have incurred a significant amount of debt and may in the future incur additional indebtedness. Our payment obligations under such indebtedness may limit the funds available to us, and the terms of our current or future debt agreements contain or will contain restrictive covenants that may limit our operating flexibility.
As of          , 2025, the total principal amount of our outstanding indebtedness was $          million. We issued $417.6 million aggregate principal amount of the 2021 Notes (as defined below), which we expect will be converted into shares of our common stock in connection with this offering in accordance with their terms, and approximately $170.0 million aggregate principal amount of the 2020 Notes (as defined below), and had an aggregate principal amount of $             in borrowings under the Senior Secured Term Loan (as defined below) as of            , 2025. Subject to the limitations in the terms of our existing and future indebtedness, we and our subsidiaries may incur additional debt, secure existing or future debt, or refinance our debt.
We intend to use a portion of the net proceeds of this offering to repay all amounts outstanding under the Senior Secured Term Loan. We will be required to use a portion of our future cash flows from operations to pay interest and principal on our remaining and future indebtedness. Such payments will reduce the funds available to use for working capital, capital expenditures, and other corporate purposes, and limit our ability to obtain additional financing for working capital, capital expenditures, expansions plans, and other investments, which may in turn limit our ability to implement our business strategy, heighten our vulnerability to downturns in our business, the industry, or in the general economy, and prevent us from taking advantage of business opportunities as they arise.
In addition, future debt agreements may contain, restrictive covenants, that, among other things, limit our ability to transfer or dispose of assets, merge with other companies or consummate certain changes of control, acquire other companies, incur additional indebtedness and liens and enter into new businesses. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of the lenders under future debt agreements, which may limit our operating flexibility. Any inability to comply with the terms of any future debt agreement, including failing to make scheduled payments or to meet the financial covenants, would adversely affect our business, financial condition, results of operations, and prospects.
Our metrics and estimates, including our key metrics, are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm our reputation and adversely affect our business, financial condition, results of operations, and prospects.
We regularly review and may adjust our processes for calculating our metrics used to evaluate our growth, measure our performance, and make strategic decisions. For instance, we currently aggregate and analyze rider metrics based on geographic boundaries and designations that do not align with the municipal or district boundaries according to which permits are issued. These metrics are calculated using internal company data and have not been evaluated by a third party. For example, although our rider metrics treat London as a single city, our operations in London require obtaining and complying with several different permits within that market. Our metrics may differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology or the assumptions on which we rely, and from time to time we have made adjustments to our processes for calculating our metrics in order to enhance accuracy, reflect newly available information, address errors in our models, or other reasons, and we may make material adjustments in the future, which may result in changes to our metrics. The estimates and forecasts we disclose relating to the size and expected growth of our market opportunity may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth we have forecasted, our business could fail to grow at similar rates, if at all. Further, as our business develops, we may introduce, revise, or cease reporting certain metrics if we change how we manage our business such that new metrics are appropriate, if we determine that revisions are required to accurately or appropriately measure our performance, or if one or more metrics no longer represents an effective way to evaluate our business. If investors or analysts do not consider our metrics to be accurate representations of our business or compare our metrics to third-party estimates or similarly titled metrics of our competitors or others in our industry that are not calculated on the same basis, or if we discover material inaccuracies in our metrics, then the trading price of our common stock and our business, financial condition, results of operations, and prospects could be adversely affected.
If we are unable to make acquisitions and investments, or successfully integrate them into our business, or if we enter into strategic transactions that do not achieve our objectives, our business, financial condition, results of operations, and prospects could be adversely affected.
As part of our business strategy, we will continue to consider a wide array of potential strategic transactions, including acquisitions of businesses, new technologies, offerings, and other assets and strategic investments that complement our business, as well as partnerships and other transactions. We have previously acquired and invested in, and we continue to seek to acquire and invest in businesses, technologies, or other assets that we believe could complement or expand our business, including acquisitions of new lines of business, new geographies, and other opportunities that operate in relatively nascent industries. We also may explore investments in new technologies, which we may develop or other parties may develop. The identification, evaluation, and negotiation of potential acquisition or strategic investment transactions may divert the attention of management and entail various expenses, whether or not such transactions are ultimately completed. There can be no assurance that we will be successful in identifying, negotiating, and consummating favorable transaction opportunities. Additionally, if we are unable to obtain regulatory approval of any acquisitions, we may not ultimately consummate such acquisitions, may be required to pay termination fees or may consummate them only in jurisdictions where antitrust approval is obtained. Further, in order to obtain regulatory approval of acquisitions, we may be required to divest all or part of our or the target company’s operations or agree to other remedies.
These transactions involve numerous risks, any of which could harm our business and adversely affect our financial condition, results of operations, and prospects, including:
•intense competition for suitable acquisition targets, which could increase prices and adversely affect our ability to consummate deals on favorable or acceptable terms;
•failure or material delay in closing a transaction;
•transaction-related litigation or claims;
•difficulties in integrating the technologies, operations, existing contracts, and personnel of an acquired company;
•difficulties in retaining key employees or business partners of an acquired company;
•diversion of financial and management resources from existing operations or alternative acquisition opportunities;
•failure to realize the anticipated benefits or synergies of a transaction;
•failure to identify the problems, liabilities, or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, litigation, revenue recognition, or other accounting practices, or employee or rider issues;
•risks that regulatory bodies may enact new laws or promulgate new regulations that are adverse to an acquired company or business;
•theft of our trade secrets or confidential information that we share with potential acquisition candidates;
•risk that an acquired company or investment in new offerings cannibalizes a portion of our existing business; and
•adverse market reaction to an acquisition.
If we fail to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, new technologies, offerings, and other assets, strategic investments, or other transactions, or if we fail to successfully integrate such acquisitions or investments, or if we are unable to successfully complete other transactions or such transactions do not meet our strategic objectives, our business, financial condition, results of operations, and prospects could be adversely affected.
Changes in U.S. and foreign tax laws could adversely affect our business, financial condition, results of operations, and prospects.
We are subject to tax laws, regulations, and policies of the U.S. federal, state, and local governments and of taxing authorities in foreign jurisdictions. As various levels of governments and international organizations become increasingly focused on tax reform, changes in tax laws, as well as other factors, could cause us to experience fluctuations in our tax obligations and effective tax rates and otherwise adversely affect our tax positions and/or our tax liabilities. Further, the Organisation for Economic Co-operation and Development released “Pillar Two” model rules defining a 15% global minimum tax for large multinational companies. While the current U.S. administration has signaled push-back against this initiative, the Pillar Two framework has been implemented in the tax laws of many other jurisdictions. Any of these or other developments or changes in tax laws or rulings in jurisdictions in which we operate could adversely affect our effective tax rate, business, financial condition, results of operations, and prospects.
If we fail to maintain an effective system of disclosure controls or internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.
As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the listing standards of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting, including to remediate a material weakness identified in connection with the preparation of our financial statements for the years ended December 31, 2023 and 2024. We have expended, and anticipate that we will continue to expend, significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting.
Our current controls and any new controls that we develop may become inadequate because of changes in the conditions in our business, including increased complexity resulting from any management of a large and distributed fleet and other physical assets, the high volume of transactions processed by our platform, international expansion, flexible work arrangements, new offerings, or strategic transactions, including acquisitions. Further, additional weaknesses or deficiencies in our disclosure controls or our internal control over financial reporting may be discovered in the future. Our disclosure controls and procedures or our internal control over financial reporting are not expected to prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause errors in our report and cause investors to lose confidence in our reported financial and other information, which would likely adversely affect the market price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.
As an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business, financial condition, results of operations, and prospects and could cause a decline in the market price of our common stock.
Our business, financial condition, results of operations, and prospects may be adversely affected by changes in accounting principles.
The accounting for our business is subject to change based on the evolution of our business model, interpretations of relevant accounting principles, enforcement of existing or new regulations, and changes in policies, rules, regulations, and interpretations of accounting and financial reporting requirements of the SEC or other regulatory agencies. Adoption of a change in accounting principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions completed before the adoption of such change. It is difficult to predict the impact of future changes to accounting principles and accounting policies over financial reporting, any of which could adversely affect our business, financial condition, results of operations, and prospects could require significant investment in systems and personnel.
Our ability to use our U.S. net operating loss carryforwards and certain other tax attributes may be limited.
Under Section 382 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards (“NOLs”) to offset its post-change income may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Limitations may also apply under state tax laws. Our ability to use NOLs to reduce future taxable income and liabilities may be subject to annual limitations as a result of prior ownership changes and ownership changes that may occur in the future, including as a result of this offering. Additionally, in June 2024, California enacted legislation that limits the use of state NOLs for tax years beginning on or after January 1, 2024, and before January 1, 2027. As a result of this legislation or other unforeseen reasons, we may not be able to utilize some or all of our NOLs even if we attain profitability. In addition, it is possible that we will not generate taxable income in time to use NOLs before their expiration, or at all.
The Tax Cuts and Jobs Act of 2017 (the “Tax Act”), as modified by the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), among other things, limited the use of NOLs arising in tax years beginning after December 31, 2017 to 80% of taxable income for tax years beginning after December 31, 2020. However, such NOLs may be carried forward indefinitely. Not all states conform to the Tax Act or CARES Act. In future years, if and when a net deferred tax asset is recognized related to our NOLs, these changes may significantly impact our valuation allowance assessments for NOLs generated after December 31, 2017.
Operating as a public company requires us to incur substantial costs and requires substantial management attention. In addition, certain members of our management team have limited experience managing a public company.
As a public company, we will incur substantial legal, accounting, and other expenses that we did not incur as a private company. For example, we are subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform, and Consumer Protection Act, the rules and regulations of the SEC and the listing standards of Nasdaq. For example, the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business, financial condition, results of operations, and prospects. Compliance with these rules and regulations will increase our legal and financial compliance costs, and increase demand on our systems, particularly after we are no longer an emerging growth company. In addition, as a public company, we may be subject to stockholder activism, which can lead to additional substantial costs, distract management, and impact the manner in which we operate our business in ways we cannot currently anticipate. As a result of disclosure of information in the registration statement of which this prospectus forms a part and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors. Furthermore, if any issues in complying with those requirements are identified, we may incur additional costs rectifying those or new issues, and the existence of these issues could adversely affect our reputation or investor perceptions of it.
Many members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, results of operations, and prospects.
We are exposed to fluctuations in currency exchange rates.
We conduct a majority of our business in currencies other than the U.S. dollar but report our financial results in U.S. dollars. As a result, we face exposure to fluctuations in currency exchange rates. Fluctuations in foreign currency exchange rates against the U.S. dollar impact our revenue (exclusive of depreciation and amortization), operating expenses, other income and expenses, assets and liabilities, and overall margins. Such fluctuations impact our cost in U.S. dollars of providing our offerings as well as our revenues in U.S. dollars generated by our international business. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries’ financial statements into U.S. dollars will lead to a translation gain or loss which is recorded as a component of other comprehensive income. The current or continued strength in the value of the U.S. dollar adversely impacts the U.S. dollar value of the revenue we receive and expect to receive from other non-U.S. markets. A decrease in the value of the U.S. dollar often increases the cost of labor and services in, or originating from, non-U.S. markets. We also currently have not entered into any hedging arrangements to manage foreign currency translation, which could increase our exposure to currency exchange fluctuations and adversely affect our business, financial condition, results of operations, and prospects.
We are subject to various existing and future environmental health and safety laws and regulations that could result in increased compliance costs or additional operating costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines or other limitations that could adversely impact our financial results or operations.
We and our operations, as well as our partners or vendors, are subject to various domestic and international environmental laws and regulations, including laws related to the generation, storage, transportation, and disposal of hazardous substances and wastes as well as electronic wastes and hardware, whether hazardous or not. We must also comply with federal, state, local, and foreign environmental and safety laws and regulations including those that address materials, recycling/second-use, waste handling, and end-of-life processing for vehicles, batteries, and other parts and maintenance consumables. We or others in our supply chain may be required to obtain permits and comply with procedures that impose various restrictions on operations that could adversely affect our business, financial condition, results of operations, and prospects. If key permits and approvals cannot be obtained on acceptable terms, or if other operational requirements cannot be met in a manner satisfactory for our operations or on a timeline that meets our commercial obligations, it may adversely affect our business, financial condition, results of operations, and prospects.
Environmental and health and safety laws and regulations can be complex and may be subject to change, such as through new regulations enacted at the supranational, national, sub-national, and/or local level or new or modified regulations that may be implemented under existing law. The nature and extent of any changes in these laws, rules, regulations, and permits may be unpredictable and may materially affect our business. Future legislation and regulations or changes in existing legislation and regulations, or interpretations thereof, including those relating to electronic waste, could cause additional expenditures, restrictions, and delays in connection with our operations as well as other future plans, the extent of which cannot be predicted.
Further, we rely on third parties to ensure compliance with certain environmental laws, including those related to the disposal of wastes, such as electronic wastes, to include end-of-life disposal or recycling. Any failure to properly handle or dispose of wastes, regardless of whether such failure is ours or that of our operational workforce, may result in liability under environmental laws, including, but not limited to the Comprehensive Environmental Response, Compensation and Liability Act, under which liability may be imposed without regard to fault or degree of contribution for the investigation and clean-up of contaminated sites, as well as impacts to human health and damages to natural resources. The costs of liability with respect to contamination could adversely affect our business, financial condition, results of operations, and prospects. Additionally, we may not be able to secure contracts with third parties and contractors to continue their key supply chain and disposal services for our business, which may result in increased costs for compliance with environmental laws and regulations.
Evolving focus on sustainability and environmental, social, and governance issues by riders, regulators, media, employees, and other stakeholders may impose additional risks and costs on our business.
Sustainability matters are core to our company and are an area of growing and evolving focus among our stakeholders, including cities, riders, employees, regulators, media, and the general public in the United States and abroad. We may face heightened expectations regarding sustainability matters such as the environment, social responsibility, and human rights. We engage in various initiatives to serve our stakeholders in these and other areas, but such initiatives can be costly and may not have the desired effect. For example, many sustainability initiatives, including metrics and targets, are based on methodologies, standards, and data that are still evolving or are subject to variable interpretation. In addition, we have in the past and may in the future announce our goals for certain sustainability matters. If we fail to achieve such goals, whether due to factors within or beyond our control, our reputation could be adversely affected.
Moreover, both advocates and opponents of various sustainability issues are increasingly resorting to activism, including media campaigns and litigation, to advocate for their positions. Responding to such issues would involve inherent costs, and any failure to successfully navigate stakeholder expectations could adversely affect our business, financial condition, results of operations, and prospects.
The regulatory landscape for sustainability matters is also fragmented and rapidly evolving. We may face risks related to compliance and reporting obligations, which vary by jurisdiction, under this evolving regulatory landscape. For example, we may be or become subject to regulations which impose requirements on companies to disclose detailed information regarding their climate-related financial risks, greenhouse gas emissions, and use of carbon offsets. Compliance may involve significant expenses and resources, with risks of errors in implementing necessary changes. Our suppliers and other stakeholders may be subject to similar risks, which may exacerbate, or create additional, risks related to such matters.
Risks Related to Ownership of Our Common Stock and this Offering
The market price of our common stock may be volatile and may decline regardless of our financial and operating performance, and you may lose all or part of your investments.
The market price of our common stock may fluctuate significantly in response to numerous factors, including:
•adverse developments with respect to our offerings in the cities in which we operate, including the loss of permits to operate;
•overall performance of the equity markets and/or publicly listed technology companies;
•actual or anticipated fluctuations in our financial and operating metrics;
•an adverse development in our strategic partnership with Uber, or the anticipation of such event;
•changes in the financial projections we provide to the public or our failure to meet these projections;
•failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet the estimates or the expectations of investors or analysts;
•the economy as a whole and market conditions in our industry;
•rumors and market speculation involving us or other companies in our industry;
•announcements by us or our competitors of significant innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
•new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
•litigation threatened or filed against us;
•recruitment or departure of key personnel;

•changes in the regulatory environment impacting cities in which we operate;
•other events or factors, including those resulting from war, incidents of terrorism, or responses to these events; and
•anticipated sales of our common stock, including upon the expiration of contractual lock-up or market standoff agreements.
In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect many technology companies’ stock prices. Often, their stock prices have fluctuated in ways unrelated or disproportionate to the companies’ operating performance. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs and be expensive and time-consuming. We cannot guarantee that we would be successful in any such litigation, and an adverse determination could result in a substantial damage award, or we may choose to settle the litigation for a significant amount. It could also divert resources and the attention of management from our business, harming our business. Moreover, because of these fluctuations, comparing our results of operations on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our financial performance or results of operations fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the market price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated financial forecasts that we may provide.
No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.
No public market for our common stock currently exists. An active public trading market for our common stock may not develop following the closing of this offering or, if developed, it may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling securities and may impair our ability to acquire other companies or technologies by using our securities as consideration.
Future sales of our common stock in the public market could cause the market price of our common stock to decline.
Sales of a substantial number of shares of our common stock in the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the market price of our common stock to decline and could impair our ability to raise capital through the sale of additional equity securities.
Substantially all of our securities outstanding prior to the completion of this offering are currently restricted from resale as a result of lock-up and market standoff agreements. See the section titled “Shares Eligible for Future Sale” for additional information. These securities will become available to be sold days after the date of the final prospectus relating to this offering.          may, in their sole discretion, permit our security holders to sell shares prior to the expiration of the restrictive provisions contained in the lock-up agreements. Sales of a substantial number of such shares upon expiration of the lock-up and market standoff agreements, the perception that such sales may occur, or early release of these agreements could cause the market price of our common stock to fall or make it more difficult for an investor to sell our common stock at a time and price that an investor deems appropriate. Shares held by directors, executive officers and other affiliates will also be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”).

In addition, as of                , 2025, we had options outstanding that, if fully exercised, would result in the issuance of             shares of our common stock, and warrants outstanding that, if fully exercised, would result in the issuance of              shares of our common stock, as well as          shares of our common stock issuable upon vesting of outstanding RSUs. We intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock subject to outstanding stock options and RSUs as of the date following the effectiveness of the registration statement of which this prospectus forms a part and shares that will be issuable pursuant to future awards granted under our equity incentive plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to applicable vesting requirements, compliance by affiliates with Rule 144, and other restrictions provided under the terms of the applicable plan and/or the award agreements entered into with participants.
Following this offering, the holders of           shares of our common stock will have rights, subject to some conditions, to require us to file registration statements for the public resale of shares of our common stock or to include such shares in registration statements that we may file for us or other stockholders. Any registration statement we file to register additional shares, whether as a result of registration rights or otherwise, could cause the market price of our common stock to decline or be volatile.
We have identified a material weakness in our internal control over financial reporting and, if not timely remediated, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence and the price of our common stock.
In connection with the preparation and audit of our consolidated financial statements for the years ended December 31, 2023, and 2024, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
The material weakness identified resulted from not maintaining sufficient accounting and finance personnel commensurate with our structure and financial reporting requirements. Specifically, we lacked resources with (i) an appropriate level of accounting knowledge and experience to effectively communicate, analyze, record, and disclose accounting matters timely and accurately and (ii) an appropriate level of knowledge and experience to establish effective processes and controls. This material weakness could result in a material misstatement to the annual or interim financial statements that would not be prevented or detected.
To address our material weakness, we are hiring accounting and finance personnel with an appropriate level of technical knowledge and expertise and have engaged with third-party consulting firms to assist with technical accounting matters, formalization of accounting policies and internal controls and financial reporting activities.
We and our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting for the years ending December 31, 2024 and 2023 in accordance with the provisions of the Sarbanes-Oxley Act of 2002. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 after the completion of this offering. If we are unable to successfully remediate the existing material weakness in our internal control over financial reporting, the accuracy and timing of our financial reporting, and our stock price, may be adversely affected and we may be unable to maintain compliance with the applicable stock exchange listing requirements.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution.
The initial public offering price will be substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, based on the assumed initial public offering price of $          per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, you will experience an immediate dilution of $            per share, the difference between the price per share you pay for our common stock and the pro forma net tangible book value per share as of        , 2025, after giving effect to the issuance by us of shares of our common stock in this offering and the Transactions. In addition, you may also experience additional dilution if options, RSUs or other rights to purchase our common stock that are outstanding or that we may issue in the future are exercised, vest or are converted or if we issue additional shares of our common stock at prices lower than our net tangible book value at such time.
Future securities issuances could result in significant dilution to our stockholders and impair the market price of our common stock.
Future issuances of shares of our common stock, or the perception that these sales may occur, could depress the market price of our common stock and result in dilution to existing holders of our common stock. Also, to the extent outstanding options or warrants to purchase shares of our common stock are exercised or options, RSUs or other stock-based awards are issued or become vested, there will be further dilution. The amount of dilution could be substantial depending upon the size of the issuances or exercises. Furthermore, we may issue additional equity securities that could have rights senior to those of our common stock. As a result, purchasers of our common stock bear the risk that future issuances of debt or equity securities may reduce the value of our common stock and further dilute their ownership interest.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, our ultimate use may vary substantially from our currently intended use. Investors will need to rely on the judgment of our management with respect to the use of proceeds. Pending use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities, such as money market funds, corporate notes and bonds, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations, and prospects could be harmed, and the market price of our common stock could decline.
We currently have no plans to pay dividends on our common stock.
We have never declared or paid any cash dividends on shares of our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on many factors, including our financial condition, results of operations, earnings, capital requirements, business expansion opportunities, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deem relevant.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.
The trading market for our common stock will be influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage, and the analysts who publish information about our common stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding our stock price, our stock price may decline. In addition, the stock prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our results of operations fail to meet, or exceed, our announced guidance or the expectations of analysts or public investors, analysts could downgrade our common stock or publish unfavorable research about us, and the price of our common stock would likely decline as a result of such failure to meet our guidance or analyst expectations. If one or more of these analysts cease coverage of our common stock or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause our stock price or trading volume to decline.
For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.
We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.
We will remain an emerging growth company until the first to occur of: (1) the last day of the year following the fifth anniversary of this offering; (2) the last day of the first year in which our annual gross revenue is $1.235 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible debt securities; and (4) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates.
We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be as comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

Anti-takeover provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt.
Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, contain, and Delaware law contains, provisions which could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors. These provisions will provide for the following:
•a classified board of directors with staggered three-year terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;
•no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
•the exclusive right of our board of directors to establish the size of the board of directors and to appoint a director to fill a vacancy, however occurring, including by expanding the board of directors;
•the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including voting or other rights or preferences, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;
•the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval;
•supermajority voting requirement to amend certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws;
•a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;
•the requirement that a special meeting of stockholders may be called only by our Chief Executive Officer or a majority of our board of directors then in office, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;
•advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us; and
•the limitation of liability of, and provision of indemnification to, our directors and officers.
These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.
As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”), which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock. For a description of our capital stock, see the section titled “Description of Securities.”
Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.
Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.
In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws to be effective immediately prior to the completion of this offering, and our indemnification agreements that we have entered or intend to enter into with our directors and officers provide that:
•we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;
•we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;
•we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers will undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;
•the rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees, and agents and to obtain insurance to indemnify such persons; and
•we may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees, and agents.
While we maintain a directors’ and officers’ insurance policy, such insurance may not be adequate to cover all liabilities that we may incur, which may reduce our available funds to satisfy third-party claims and may harm our business and financial position.
Our amended and restated certificate of incorporation and amended and restated bylaws will provide for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, and that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act.
Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will provide, that: (i) unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (A) any derivative action or proceeding brought on behalf of the company, (B) any action asserting a claim for or based on a breach of a fiduciary duty owed by any of our current or former director, officer, other employee, agent or stockholder to the company or our stockholders, including without limitation a claim alleging the aiding and abetting of such a breach of fiduciary duty, (C) any action asserting a claim against the company or any of our current or former director, officer, employee, agent, or stockholder arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or (D) any action asserting a claim related to or involving the company that is governed by the internal affairs doctrine; (ii) unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, and the rules and regulations promulgated thereunder; (iii) any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the company will be deemed to have notice of and consented to these provisions; and (iv) failure to enforce the foregoing provisions would cause us irreparable harm, and we will be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Nothing in our current certificate of incorporation or bylaws or our amended and restated certificate of incorporation or amended and restated bylaws precludes stockholders that assert claims under the Exchange Act, from bringing such claims in federal court to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.
The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our current or former directors, officers, other employees, agents, or stockholders, which may discourage such claims against us or any of our current or former directors, officers, other employees, agents, or stockholders and result in increased costs for investors to bring a claim.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future financial condition, future operations, expected costs, prospects, plans, objectives of management and expected market growth, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “positions,” “seeks” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•our future financial performance, including our expectations regarding our revenue, expenses and other results of operations, and our ability to achieve and maintain future profitability;
•our ability to acquire new riders and grow our rider base;
•our ability to successfully retain existing riders and expand usage within our existing rider base;
•our expectations with respect to the performance of our products, including the safety, availability and reliability of our fleet;
•our ability to obtain, maintain and renew permits to operate;
•our ability to comply with the terms of our permits;
•the anticipated impact of adding fleet within a city;
•our ability to predict rider demand and reposition vehicles accordingly;
•our ability to manage, improve and optimize our logistics;
•our ability to provide a satisfactory customer support experience;
•the safety, affordability, and convenience of our platform and our offerings;
•launching new products and adding new product capabilities;
•investments to develop and enhance our business;
•our expectations regarding our ability to expand;
•our ability to avoid or remediate design or manufacturing defects;
•our ability to effectively manage our growth;
•investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements;
•the estimated size of our market opportunity;
•the impact of seasonal variations and other weather patterns;
•investments in our sales and marketing efforts;
•our ability to compete effectively with existing competitors and new market entrants;

•our reliance on our senior management team and our ability to identify, recruit and retain skilled personnel;
•future acquisitions or investments in complementary companies, products, services or technologies and our ability to successfully integrate such companies or assets;
•our ability to obtain, maintain, protect and enforce our intellectual property rights and any costs associated therewith;
•our ability to prevent disturbance to our information technology systems;
•our ability to successfully defend regulatory actions or assessments or claims and litigation brought against us;
•our ability to maintain insurance coverage;
•our ability to comply with laws and regulations that currently apply or become applicable to our business around the world;
•our ability to remediate material weaknesses in our internal controls over financial reporting;
•economic and industry trends and other macroeconomic factors, such as fluctuating interest rates and rising inflation;
•the impact of geopolitical changes or tensions, political conflicts and other global financial, economic, and political events and wars, and global pandemics or health crises on our industry, business, financial condition, results of operations and prospects;
•our expected use of proceeds from this offering; and
•other risks and uncertainties described in this prospectus, including those under the section titled “Risk Factors.”
We caution you that the foregoing list does not contain all of the forward-looking statements made in this prospectus.
You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations, estimates, forecasts, and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus with these cautionary statements.

MARKET AND INDUSTRY DATA
This prospectus contains estimates, projections and other information concerning our industry and our business, as well as data regarding market research, estimates and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry and general publications, government data and similar sources. Forecasts and other forward-looking information with respect to industry, business, market and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See the section titled “Special Note Regarding Forward-Looking Statements” for additional information.
Among others, we refer to estimates compiled by the following industry sources:
•Bloomberg Initiative for Cycling Infrastructure, Analysis: How global cities are raising their cycling infrastructure ambitions, July 2023.
•Euromonitor International Passport Extract: Cities & Consumers - Global, 2024 edition.
•European Environment Agency, Transport and mobility, February 2025.
•INRIX, Inc., INRIX Global Traffic Scorecard 2024, February 2025.
•International Transport Forum Policy Papers, Greener Micromobility, 2024.
•Oliver Wyman Forum, Road to 1.5: How Urban Mobility Can Help Cities Limit Climate Change, 2023.
•Sensor Tower, Inc., Monthly Global Application Downloads, accessed August 2025 (“Sensor Tower”).
•United Nations - Department of Economic and Social Affairs, 68% of the world population projected to live in urban areas by 2050, says UN, 2018.
•University of North Florida - College of Computing, Engineering & Construction, Exploring of user experience and evaluating mobility benefits of micromobility systems and golf carts: Case study of Florida, 2025.
•U.S. Environmental Protection Agency, Inventory of U.S. Greenhouse Gas Emissions and Sinks, 1990–2022.
•U.S. Department of Transportation Bureau of Transportation Statistics, Bikeshare and E-scooter Systems in the U.S., September 2025.
•World Travel and Tourism Council, Travel & Tourism Economic Impact Research (EIR), 2025.
•World Wide Fund for Nature, Paris Vélib’ bike-sharing: Traffic breakthrough with bicycle sharing, March 2021.

USE OF PROCEEDS
We estimate that we will receive net proceeds from this offering of approximately $           (or $           if the underwriters exercise their option to purchase additional shares of common stock in full), based on an assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase or decrease in the assumed initial public offering price per share of $          , which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $          , assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million share increase or decrease in the number of shares of common stock offered by us would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $          , assuming that the initial public offering price per share remains at $          , which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to obtain additional capital to fund our operations, create a public market for our common stock, facilitate our future access to the public equity markets, and increase our visibility in the marketplace. We currently intend to use the net proceeds from this offering to repay all of the outstanding indebtedness under the Senior Secured Term Loan. The Senior Secured Term Loan matures in September 2026 and bears interest at the rate of 10% per annum. See the section titled “Certain Relationships and Related-Party Transactions—Senior Secured Term Loan and Uber Guaranty” for more information on the Senior Secured Term Loan. We intend to use the remaining net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds to in-license, acquire or invest in complementary technologies, assets or intellectual property. We periodically evaluate strategic opportunities; however, we have no current commitments to enter into any such acquisitions or make any such investments.
The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.
Pending their use, we intend to invest the net proceeds from this offering in a variety of capital-preservation investments, including short- and intermediate-term investments, interest-bearing investments, investment-grade securities, government securities and money market funds.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings for use in the operation of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. In addition, our ability to pay dividends is restricted by the terms of the Senior Secured Term Loan, the 2020 Notes and the 2021 Notes, as described further in the sections titled “Certain Relationships and Related-Party Transactions—Senior Secured Term Loan and Uber Guaranty,” “Description of Securities—2020 Notes” and “Description of Securities—2021 Notes,” respectively, and may be restricted by any agreements we may enter into in the future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors our board of directors may deem relevant.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and total capitalization as of         , 2025:
•on an actual basis;
•on a pro forma basis to reflect (i) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering and (ii) the Transactions; and
•on a pro forma as adjusted basis to reflect: (i) the pro forma adjustments set forth above, (ii) the issuance and sale of                 shares of common stock by us in this offering at an assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the application of the net proceeds from this offering to repay all of the outstanding indebtedness under the Senior Secured Term Loan as described in the section titled “Use of Proceeds.”
The pro forma as adjusted information discussed below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. This table should be read in conjunction with the sections titled “Summary Consolidated Financial Data,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

As of , 2025
	Actual	Pro Forma	Pro Forma As Adjusted(1)

(in thousands, except share and per share amounts)
Cash and cash equivalents	$	$	$
Long-term debt	$	$	$
2020 Notes
2021 Notes
Convertible preferred stock, par value $0.0001 per share; shares authorized, shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted
Series 1-C convertible preferred stock warrants	$	$	$
Stockholders’ equity (deficit):
Preferred stock, par value $0.0001 per share; no shares authorized, issued, or outstanding, actual; shares, authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—
Common stock, par value $0.0001 per share;                      shares authorized,                 shares issued and outstanding, actual;                 shares authorized and                 shares issued and outstanding, pro forma;                 shares authorized and                 shares issued and outstanding, pro forma as adjusted

Additional paid-in capital
Accumulated other comprehensive income
Accumulated deficit
Total stockholders’ equity (deficit)	$	$	$
Total capitalization	$	$	$
_______________
(1)The pro forma as adjusted information discussed above is illustrative only and will depend on the actual initial offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $          , assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares of common stock offered by us would increase or decrease, as applicable, each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $          , assuming that the assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase in the assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease the shares of common stock issued in the 2021 Notes Conversion by           shares, and each $1.00 decrease in the assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase the shares of common stock issued in the 2021 Notes Conversion by               shares.
If the underwriters exercise their option to purchase additional shares of our common stock in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity, total

capitalization and shares of common stock outstanding as of                      , 2025 would be $          , $          , $          , $           and                 shares, respectively.
The number of shares of our common stock issued and outstanding, pro forma, and pro forma as adjusted in the table above is based on                 shares of our common stock outstanding as of                               , 2025 and after giving effect to the Transactions, and excludes:
•                shares of our common stock issuable upon the exercise of outstanding stock options as of                    , 2025, with a weighted-average exercise price of $           per share;
•                shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to             , 2025, with a weighted-average exercise price of $           per share;
•           shares of our common stock subject to outstanding RSUs, for which the service-based vesting condition was satisfied as of                                , 2025 and for which the liquidity-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part;
•           shares of our common stock subject to outstanding RSUs, for which the service-based vesting condition was not satisfied as of                               , 2025 and for which the liquidity-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part;
•                          shares of our common stock issuable upon the exercise of the Preferred Stock Warrant outstanding as of                  , 2025, which will become a warrant to purchase shares of our common stock in connection with the Transactions, with an exercise price of $                per share;
•                          shares of our common stock issuable upon the exercise of warrants to purchase                      shares of our common stock outstanding as of               , 2025, with a weighted-average exercise price of $               per share;
•up to                         shares of our common stock issuable upon conversion of the aggregate principal amount of $                  of the 2020 Uber Note (plus any unpaid accrued interest) outstanding as of                       , 2025 and up to                       shares of our common stock issuable upon conversion of the aggregate principal amount of $             of the 2020 Investor Notes (plus any unpaid accrued interest), in each case, outstanding as of                    , 2025 at the 2020 Note Conversion Price, provided that, the noteholders of the 2020 Uber Note and 2020 Investor Notes elect to convert their notes into shares of our common stock in connection with this offering as more fully described under the section titled “Description of Securities”;
•                         shares of our common stock reserved for future issuance under the 2026 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, including                                new shares and the number of shares (i) that remain available for grant of future awards under the 2017 Plan at the time the 2026 Plan becomes effective, which shares will cease to be available for issuance under the 2017 Plan at such time and (ii) underlying outstanding Prior Plan Awards that expire, or are cancelled, forfeited, reacquired or withheld; and
•                shares of our common stock reserved for future issuance under the ESPP which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part.

The 2026 Plan and ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive and Director Compensation—Equity Incentive Plans” for additional information.

DILUTION
If you purchase shares of our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.
As of                 , 2025, our historical net tangible book value (deficit) was $(          ), or $(          ) per share of our common stock. Our historical net tangible book value per share represents our total tangible assets less total liabilities and convertible preferred stock, divided by the aggregate number of shares of our common stock outstanding as of                 , 2025.
Our pro forma net tangible book value as of                          , 2025 was $                    , or $           per share of common stock. Pro forma net tangible book value per share represents tangible assets, less liabilities, divided by the aggregate number of shares of common stock outstanding, and after giving effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering and (ii) the Transactions.
After giving further effect to (i) the sale by us of                 shares of our common stock in this offering at an assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the application of the net proceeds from this offering to repay all of the outstanding indebtedness under the Senior Secured Term Loan as described in the section titled “Use of Proceeds,” our pro forma as adjusted net tangible book value as of                      , 2025 would have been $                    , or $           per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $           per share and an immediate dilution in pro forma net tangible book value to new investors of $           per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of our common stock sold in this offering and the pro forma as adjusted net tangible book value per share immediately after this offering.
The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of , 2025	$
Pro forma increase in net tangible book value per share as of , 2025 attributable to the pro forma transactions described above
Pro forma net tangible book value per share as of , 2025
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors participating in this offering		$
Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $              per share and the dilution in pro forma per share to investors participating in this offering by $              per share, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million share increase or decrease in the number of shares of common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $          per share and the dilution in pro forma as adjusted net tangible book value per share to investors participating in this offering by $         per share, assuming the initial public offering price of $          per

share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease the shares of common stock issued in the 2021 Notes Conversion by                shares, and each $1.00 decrease in the assumed initial public offering price of $               per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase the shares of common stock issued in the 2021 Notes Conversion by                  shares.
If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value per share of our common stock after this offering would be $             per share, and the dilution in pro forma net tangible book value per share to investors participating in this offering would be $          per share of our common stock.
The following table sets forth, on the pro forma basis described above, as of                   , 2025, the number of shares of common stock purchased from us, the total consideration paid, or to be paid, and the weighted-average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Weighted-Average Price Per Share
	Number	Percent	Amount	Percent

(in thousands, except share, per share and percent data)
Existing stockholders		%	$	%	$
New investors
Total		100% %	$	100% %
Each $1.00 increase or decrease in the assumed initial public offering price per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors, total consideration paid by all stockholders, and the weighted-average price per share paid by all stockholders by approximately $            , $            , and $            , respectively, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million share increase or decrease in the number of shares of common stock offered by us would increase or decrease, as applicable, the total consideration paid by new investors, total consideration paid by all stockholders, and the weighted-average price per share paid by all stockholders by approximately $            , $            , and $            , respectively, assuming the assumed initial public offering price of $             per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase in the assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease the shares of common stock issued in the 2021 Notes Conversion by          shares, and each $1.00 decrease in the assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase the shares of common stock issued in the 2021 Notes Conversion by                shares.
The foregoing tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ exercise their option to purchase additional shares of common stock in full, the number of shares of common stock held by our existing stockholders will represent approximately         % of the total number of shares of our common stock outstanding after this offering and the number of shares held by new investors will represent approximately          % of the total number of shares of our common stock outstanding after this offering.

The foregoing tables and calculations (other than the historical net tangible book value calculation) are based on                 shares of our common stock outstanding as of                  , 2025 and after giving effect to the Transactions, and excludes:
•                shares of our common stock issuable upon the exercise of outstanding stock options as of             , 2025, with a weighted-average exercise price of $           per share;
•                shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to               , 2025, with a weighted-average exercise price of $           per share;
•               shares of our common stock subject to outstanding RSUs, for which the service-based vesting condition was satisfied as of                              , 2025 and for which the liquidity-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part;
•           shares of our common stock subject to outstanding RSUs, for which the service-based vesting condition was not satisfied as of                          , 2025 and for which the liquidity-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part;
•                  shares of our common stock issuable upon the exercise of the Preferred Stock Warrant outstanding as of                 , 2025, which will become a warrant to purchase shares of our common stock in connection with the Transactions, with an exercise price of $                 per share;
•                shares of our common stock issuable upon the exercise of warrants to purchase                        shares of our common stock outstanding as of                , 2025, with a weighted-average exercise price of $                per share;
•up to                        shares of our common stock issuable upon conversion of the aggregate principal amount of $                     of the 2020 Uber Note (plus any unpaid accrued interest) outstanding as of                 , 2025 and up to                 shares of our common stock issuable upon conversion of the aggregate principal amount of $              of the 2020 Investor Notes (plus any unpaid accrued interest), in each case, outstanding as of                 , 2025 at the 2020 Note Conversion Price, provided that, the noteholders of the 2020 Uber Note and 2020 Investor Notes elect to convert their notes into shares of our common stock in connection with this offering as more fully described under the section titled “Description of Securities”;
•                         shares of our common stock reserved for future issuance under the 2026 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, including                      new shares and the number of shares (i) that remain available for grant of future awards under the 2017 Plan at the time the 2026 Plan becomes effective, which shares will cease to be available for issuance under the 2017 Plan at such time and (ii) underlying outstanding Prior Plan Awards that expire, or are cancelled, forfeited, reacquired or withheld; and
•                shares of our common stock reserved for future issuance under the ESPP which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part.
The 2026 Plan and ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive and Director Compensation—Equity Incentive Plans” for additional information.

To the extent we issue any additional stock options, warrants or RSUs or any outstanding stock options or warrants are exercised or any outstanding RSUs settle, or if we issue any other securities or convertible debt in the future, investors will experience further dilution.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Summary Consolidated Financial Data” section, our audited consolidated financial statements and related notes, and other financial information appearing elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve significant risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to those differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Our historical results are not necessarily indicative of the results to be expected for any period in the future.
Our Business
Overview
Lime is the largest global shared micromobility business. We are on a mission to build a future where transportation is shared, affordable, and carbon-free.
Lime provides convenient and reliable short-term rentals of e-scooters and e-bikes at an affordable price. As of December 31, 2025, we operated in more than 230 cities4 across 29 countries5. In 2025, we delivered a seamless rider experience to approximately                  riders. Our market leadership and scale have made Lime a widely recognized brand — valued by riders for our availability and trusted by cities for our operating track record. This leadership and scale have also yielded favorable unit economics, enabling us to continue investing in our growth.
Lime has revolutionized the shared micromobility industry through our vertically integrated platform, which combines our proprietary hardware and software, data, tech-enabled operations, and government relations expertise. Our vertical integration allows us to maintain control of key aspects of our service and is designed to accelerate rider adoption, boost usage frequency, facilitate regulatory compliance, and optimize cost efficiency — fueling sustainable growth while solidifying trusted partnerships with cities and positioning us as a leader in the shared micromobility industry.
•Proprietary Hardware: Our electric vehicle fleet consists of e-scooters, e-bikes, and seated e-scooters, and operates on a “free-floating” model — meaning e-scooters or e-bikes that are dockless and can be parked in a variety of locations — which is designed to provide maximum convenience to riders and flexibility to cities. We design and engineer our vehicles in-house to elevate the rider experience, support regulatory compliance, enhance safety, and reduce our lifetime cost of ownership.
•Software: Lime’s proprietary technology stack seamlessly connects our hardware, software, and operations through three core systems: a rider-facing app, the Rider App, for vehicle access, an operations-facing app, the Lime Supply App, for operations management, and an IoT-enabled hardware system for vehicle intelligence. The Rider App enables frictionless vehicle discovery and locking/unlocking, while the Lime Supply App equips our operations workforce to manage and maintain our fleet. Within the Lime Supply App, predictive analytics prioritize tasks that we believe will drive the most value, such as repositioning vehicles from one location to another,
4 As used in this prospectus, a “city” may refer to a metropolitan area that may be a city or could include regions outside of city limits or in defined areas of operation within a metropolitan area.
5 The principal countries we have operated in are the United States, the United Kingdom, and France from which we generated 33%, 15%, and 11% of total revenue, respectively, in 2023, 34%, 21%, and 10%, respectively, in 2024, and       %,        %, and        %, respectively, in 2025.

charging, or maintenance using machine learning to forecast demand patterns to help optimize fleet placement.
•Data: Our platform harnesses data, such as rider behavior, operational workflows, and hardware/software diagnostics, to inform dynamic decision-making in real-time and our hardware design. Leveraging data from vehicle usage trends, gaps in demand, prioritized operational field tasks, and external inputs like weather help us to optimize fleet performance and advance city congestion goals.
•Tech-Enabled Operations: Our tech-enabled operations address shared micromobility’s logistical complexity — including volatile demand, workforce availability, and the challenges of operating in dense urban environments — by utilizing software and data in day-to-day decision-making. Our operations software tactically informs vehicle deployment, maintenance, and repositioning tasks, transforming physical workflows into scalable, predictive processes. By leveraging data-driven tools to guide fleet allocation and task prioritization across our markets, subject to local regulatory and labor frameworks, we believe we can maximize vehicle availability and operational efficiency.
•Government Relations Expertise: Our dedicated government relations and local customer service teams collaborate closely with cities to establish scalable transportation systems and forge policies that are designed to address and evolve with both rider and urban needs. We pair our operational expertise with deep local knowledge and in-depth discussions with city officials to secure permits to operate in a city and co-create shared micromobility systems that align with city priorities, such as equitable access and public transit connectivity.
The extensive presence of our electric vehicles in cities around the world has established our brand with the public, reinforcing our leadership position in the shared micromobility industry. Each of our e-scooters and e-bikes serves as mobile advertisements within the cities in which we operate, continuously reinforcing brand recognition. Our reach is further amplified through our network partnerships, including our mutually exclusive partnership with Uber. Lime vehicles are featured as a ride option within the Uber app in nearly all of our shared markets, providing Lime with direct access to Uber’s global user base. Revenue generated through our partnership with Uber was approximately 14.1%, 15.8% and        % of total revenue in 2023, 2024 and 2025, respectively.
We have grown our rider base by offering easy access to our fleet through the Lime and Uber apps and providing flexible payment options that appeal to routine and casual riders alike. Investing in fleet growth has also improved our reliability and driven further rider adoption. We have benefited from our scale and unit economics model characterized by variable costs that adjust with our operational needs, which has improved our financial position over time.
We believe our platform, combined with our global scale, market leadership, brand awareness, efficient operating model, and network partnerships creates significant competitive advantages, which has positioned us as a leader in the shared micromobility industry and has fueled sustained growth over time.
Our financial performance demonstrates the resilience and strength of our platform. In 2023 and 2024, we generated revenue of $522 million and $687 million, respectively, representing year-over-year growth of 32%. In the same periods, we recorded gross profit of $169 million and $281 million, respectively, representing year-over-year growth of 66%, and Adjusted Gross Profit of $276 million and $369 million, respectively, representing year-over-year growth of 33%. In 2023 and 2024, we had net losses of $122 million and $34 million, respectively. In 2023 and 2024, we recorded Adjusted EBITDA of $100 million and $153 million respectively, representing year-over-year growth of 54%, and operating (loss) income of $(25) million and $47 million.
For a reconciliation of Adjusted Gross Profit and Adjusted EBITDA to the most directly comparable generally accepted accounting principles in the United States of America (“GAAP”) financial measures, information about why we consider Adjusted Gross Profit and Adjusted EBITDA useful, and a discussion of the limitations of these measures, please see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
Lime’s History Of Innovation and Growth
Since its founding in 2017, Lime has driven continuous innovation and growth in the shared micromobility space through advancements in both hardware and software. The timeline below highlights major milestones in product development, operational scale, and geographic expansion, underscoring Lime’s leadership in shared micromobility.

Lime's History of Innovation and Growth

2025

- Launched **LimeBike**
- Launched **LimeGilder**
- Surpassed **1 million rides in one day**

2024

- Released in-field repairs
- Diversified manufacturing to Cambodia and Vietnam
- Surpassed **750mm cumulative rides**
- Reached **3mm avg. MAUs**

2023

- Surpassed **250,000 operational vehicles**
- Launched seated Gen4 e-scooter
- Exceeded **500mm cumulative rides**

2020

- Released first ML-based **demand forecasting**
- Introduced **LimePass**
- **Acquired JUMP**
- Incorporated **swappable battery** technology

2021

- Launched the **Gen4 e-scooter**

2022

- Launched **Lime Supply App**
- Launched **Gen4 e-bike**
- Launched the **B40 battery, doubling our vehicle range**

2019

- Launched **Gen3 e-scooter**
- Surpassed **100,000 operational vehicles**
- Launched **mutually exclusive Uber partnership**
- Exceeded **100mm cumulative rides**

2018

- Launched **first in-house designed e-bike**
- Expanded to **Europe**
- Launched **Gen2 e-scooter**

2017

- Launched **first-generation pedal bikes** in the United States

Lime’s Business Model
How We Generate Revenue
We generate revenue when riders use electric vehicles on our platform. Riders are charged for short-term rentals of our fleet of e-scooters and e-bikes with fees starting when a rider unlocks the vehicle via our mobile application and concluding when a rider ends the ride. We offer riders access to our platform primarily through two pricing models: either “pay-as-you-go” or LimePass, which consists of minute bundles as well as a subscription program, Lime Prime. These options are designed to accommodate varying rider preferences and consumption habits. For example, casual riders, who might ride only when they visit a city we operate in or to attend a special event, favor the pay-as-you-go model. By contrast, routine riders, whose consistent and frequent usage, such as commutes to work and school or local journeys for errands and appointments, reflects higher retention and greater reliance on shared micromobility in their daily lives, often purchase minute bundles via LimePass.
“Pay-As-You-Go”
Pay-As-You-Go allows riders to pay for usage based on the duration per session. Typically, this includes an unlock fee (often around $1) and a per-minute charge. This model is frequently used by first-time riders, casual riders such as tourists, and those accessing our service through partner applications, such as Uber.
“LimePass”
Minute bundles allow riders to purchase a fixed number of minutes at a discounted rate, with unused minutes expiring after a designated period. Launched in 2019, this offering was designed to drive rider engagement through cost savings. Revenue from bundled minutes is initially deferred and recognized incrementally as riders consume their prepaid minutes. Minute bundles are available exclusively through the Rider App. These prepaid minute bundles are sold in increments that expire within 1 to 30 days. In 2024, riders using minute bundles took approximately 4 times as many trips as those who used our pay-as-you-go model, reflecting strong adoption among recurring riders.
“Lime Prime”
Lime Prime is a recurring monthly subscription program that provides unlimited vehicle unlocks and extended vehicle reservations for the duration of the subscription period.
Our Advantaged Unit Economics
Our differentiated unit economics are reflected in our Adjusted Gross Profit, which measures the profit generated after accounting for revenue from riders and direct local operating costs incurred to deliver our service. Adjusted Gross Profit is defined as gross profit excluding depreciation and amortization, and helps us evaluate the unit economic performance of a given city. Please see “—Non-GAAP Financial Measures” for a reconciliation of Adjusted Gross Profit to gross profit, which is the most directly comparable GAAP measure.
A meaningful portion of our local operating expenses are fixed and semi-fixed overhead, which provide us a structural advantage. The advantage allows us to expand both within cities in which we currently operate (by deploying additional fleet) and outward to adjacent cities which can be serviced by our existing operational infrastructure. As we scale within a market, this operating leverage supports revenue growth and margin expansion. In 2023 and 2024, substantially all of our revenue growth came from cities in which we already operated prior to those periods, with the remainder coming from expansion into entirely new cities.
While each city’s unique demographics, usage patterns, and layout demand tailored go-to-market approaches, we have observed relatively consistent gross margins across market categories, demonstrating the replicability and versatility of our model. Our gross margin for 2023 and 2024 was 32% and 40%, respectively. The graphic below shows the average unit economics across all cities for 2024. Starting with revenue we remove the costs associated with labor, parts, and permits along with facilities and other local costs to arrive at Adjusted Gross Profit. Our Adjusted Gross Margin for 2023 and 2024

was 53% and 54% respectively, which we believe is a reflection of overall local city unit economics. Detailed explanations of each component of our costs associated with local markets are provided below.
2024 Unit Economics
•Local City Revenue: Local city revenue represents our gross bookings from riders, net of contra-revenue items which include sales & VAT taxes, promotions, and refunds. Local city revenue is analogous to our reported revenue in our consolidated statement of operations.
•Labor: Labor represents a significant component of our unit economics, principally supporting field operations that drive value. These operations include strategic vehicle deployment, vehicle maintenance, swapping batteries, and vehicle retrieval. Our labor costs are mostly variable and tied to operational workflows. Our ability to increase task density (the number of tasks in a given location) allows us to increase the efficiency of our labor force and lower our overall costs. We do this by leveraging our data and analytics capabilities to focus on tasks that we believe are higher-value, enhancing the rider experience and vehicle uptime. Our extensive and growing dataset has allowed us to meaningfully decrease our labor spend over time and we aim to continue to identify ways to optimize the efficiency of our workforce.
•Parts: The cost of replacement parts for our vehicles is an important factor influencing unit economics. This includes tires, brakes, batteries, and other components that require periodic replacement due to wear and tear. We are continuously working to improve the durability of our vehicles and optimize our maintenance schedules to minimize parts costs.
•Permits: Permits, while representing a smaller portion of our overall costs, are necessary for enabling the right to operate in a city. These permits allow us to legally deploy and operate our vehicles within designated areas of a city. We work closely with local governments to secure permits and collaborate with cities using our data and observations to help address their local priorities. Our permits can include revenue sharing provisions or fixed fees.
•Facilities Costs: To service our fleet we require local infrastructure including fixed operational investments in facilities and the associated management of those facilities. We work to optimize fixed infrastructure across cities and seek to negotiate competitive rates. Facilities costs include those associated with warehousing, such as rent, utilities, taxes, and warehouse equipment costs. Over time we have moved more repairs to be in the field versus in the warehouse. This has reduced the need for warehouse space, and enabled us to service broader areas with our existing operational infrastructure.
•Other Local Market Costs: In addition to the above, our unit economics are influenced by other local market costs, including our platform and web hosting server costs, service vehicles,

merchant and credit card processing fees, and certain insurance costs. We use data obtained from our platform to make continuous improvements in our platform technical design as well as certain contract terms, driving efficiency and reducing our cost base.
Our Disciplined Approach to Capital Expenditures
Our platform has enabled us to become more efficient with our capital expenditures.
Our maintenance capital expenditures relates to any investment required to maintain current operational vehicles. Our maintenance capital expenditures have decreased over time due to operational improvements and design enhancements. These improvements include enhanced vehicle durability, optimized maintenance and vehicle charging schedules, upgraded battery locking mechanisms to reduce battery theft, and on-vehicle software updates to reduce idle power consumption.
This has enabled us to allocate substantially more capital toward activities that support the growth of our business in recent periods. Growth capital expenditures entails the addition of new vehicles to increase the size of our fleet in existing cities and to expand into new cities. Growth capital expenditures also includes the costs for development of technology such as the software for the Rider App or the Lime Supply App, as well as hardware such as charging solutions.
We expect to continue a disciplined approach to capital expenditures, enabling us to continue to grow our fleet while managing the cost of maintenance.
Attractive Growth and Unit Economic Trends Across Cohorts
Our Advantaged Growth and Unit Economics are Primarily Driven by Fleet Growth
Fleet growth is at the foundation of top-line growth and provides the scale necessary for our business to realize advantaged unit economics. Our platform, combined with a large and growing fleet, creates the high availability and reliability necessary for riders to adopt our offerings. Because our platform enables us to analyze local demand patterns and deploy vehicles with precision, we can take steps designed to maximize usage as we add fleet. Vehicle positioning to increase rider convenience, higher vehicle uptime, rider vehicle preference, and the resulting increased brand awareness drive higher vehicle utilization. As a result, we have observed increases to both our Monthly Active Users (“MAU”), the total number of unique riders who complete at least one e-scooter or e-bike trip on our platform at least once in a given month, averaged over each month in the measurement period and our revenue per vehicle per day (“RVD”), the average daily revenue generated by each operational vehicle in our fleet, when we have increased our fleet. With scale, we increase reliability and availability, and improve the experience for riders, which contributes to more favorable unit economics.

From 2023 to 2024, we grew our average operational fleet by 20%, while growing MAU by 19% and expanding utilization (RVD) by 9%. Because of our simultaneous growth in average operational fleet and MAU while expanding utilization, along with our continued unit economic improvements, we grew gross profit by 66% and Adjusted Gross Profit by 33% over the same period. Please see “—Non-GAAP Financial Measures” for reconciliation of Adjusted Gross Profit to gross profit, which is the most directly comparable GAAP measure.
As We Deepen Relationships with Cities, We Grow Rider Engagement
As we scale, the availability and reliability of our vehicles increases for riders, which can lead to higher trip frequency which in turn can increase the utilization of our fleet. More trips per rider leads to a greater revenue generated per MAU. As shown below, our revenue per average MAU grew to 1.1x in 2024 relative to 2023.
As shown below, each successive cohort from 2022 to 2024 started with a higher cumulative revenue and continued on the trend of increasing cumulative revenue over the course of their first 12 months with Lime. As riders use Lime more frequently over the course of their first year, many adopt LimePass, which offers minute bundles that are catered to riders who could more frequently use Lime vehicles and has helped to convert casual riders into routine riders.
•Riders in successive cohorts consistently increase their spend. For example, in their initial month riders in 2023 and 2024 spent 1.1x and 1.2x, respectively, more than riders from the 2022 cohort.
•Revenue generation from new cohorts also increases more rapidly than from older cohorts. For example, in month 9, riders in 2023 and 2024 cohorts cumulatively generated 2.2x and 2.5x, respectively, more than the baseline revenue, as compared to 1.9x in the 2022 cohort.
This table shows the average cumulative revenue generated by a rider over their first year using Lime for the 2022, 2023, and 2024 cohorts relative to the first month’s average revenue generated by the 2022 cohort of riders.

We Have Seen the Same Advantaged Trends Across the Market Categories We Serve
We have seen that fleet growth has resulted in both top-line growth and advantaged unit economics regardless of the market category in which we operate. For each market category, however, the business strategy and operational nuances vary as a consequence of demographics and rider preferences.
In the charts below, we show the average fleet per city, average RVD generated per city, and the average Adjusted Gross Margin of such cities for 2023 and 2024 for each market category. The charts illustrate growth, with fleet size and average RVD expressed as a multiple relative to a 2023 baseline. Adjusted Gross Margin, however, displays the actual percentage achieved in each year.
Our Largest Opportunity Continues to be Within Existing Cities
As we scale, we continue to see substantial expansion opportunities within our existing cities. We earn the right to add more operational fleet when we deliver on our value proposition for riders and cities with many permits offering the ability to expand fleet once particular operational and compliance metrics are met. Expansion within existing cities provides us with the best opportunity to realize economies of scale and benefit from operating leverage and network effects.

Operational fleet retention helps us to measure our efforts to expand our fleet within our cities over time, which as shown in the chart below, increased from 114% in 2023 to 119% in 2024. Our operational fleet retention rate measures the year-over-year growth of our average operational fleet within our established cities of operation. This rate is calculated by comparing the average operational fleet in a given period to the average operational fleet in the same cities during the same period in the prior year. A rate exceeding 100% indicates net growth in our deployed fleet within our existing markets.

By increasing the size of our operational fleet in existing cities, we can leverage our existing infrastructure to enhance our service reliability and availability in a cost efficient way, promoting rider confidence in their ability to conveniently access e-scooters or e-bikes when needed while concurrently improving our unit economics.
While we have been able to drive significant operational fleet growth by expanding our presence within our existing cities, we also consistently pursue opportunities to launch our offerings in new cities and countries. We added 16 new cities in 2024. In particular, neighboring markets to those in which we operate provide us an opportunity to leverage a fixed cost center to service multiple markets in a centralized location which also improves our operating margins.
Our Relationships with Cities Are Durable
Part of the reason we have been able to generate significant growth in existing cities is due to the durable relationships we have cultivated, which allows us to expand our fleet, evolve the regulatory context, and benefit from increased scale and density. We invest in our local teams who have deep policy expertise and actively engage with policymakers, which enhances our understanding of city priorities and further strengthens our relationships with cities. Since 2022 the average length of time we have been operating in cities has increased. In 2022 we had not operated in any city for more than four years, while by 2024, 48% of the cities we operated in were cities in which we had operated for at least four years. These results demonstrate our durable relationships with our city partners and illustrate the value of our focus on engaging with local governments.
We Have Multiple Growth Drivers
While all of our drivers of growth are important to our expansion model, we have flexibility to choose different growth levers and business strategies that are most appropriate for a particular market category’s maturity and context at a given point in time. For example, we can choose to focus our efforts on fleet expansion, leveraging existing fixed costs to increase reliability and availability in a cost efficient way. In other cities, we can focus on increasing RVD through variable ride pricing strategies and optimized fleet placement. We can focus on increasing MAU through differentiated sales and marketing programs and rider incentives, promote LimePass, or optimize for price elasticity to attract riders to our platform.
Key Operating Metrics
•Average Operational Fleet: Our operational fleet, defined as the total number of vehicles available on our platform, represents the average number of vehicles available for use for at least one hour per day during a specific period. The size of this fleet is a crucial indicator, as it reflects our capacity to meet rider demand and improve RVD. Vehicle maintenance, timely charging, and repositioning for optimal distribution and availability all impact our operational fleet on a given day and are actively managed by us.
Our revenue grew by 32% year-over-year in 2024 which was primarily driven by the growth of our average operational fleet by 20% over the same period in existing cities and enhanced network density and rider engagement.
•Revenue / Vehicle / Day (RVD): We define RVD as the average daily revenue generated by each operational vehicle in our fleet. This is calculated by taking the ratio of revenue to average operational fleet and then dividing by the number of days in the period. RVD is a single, composite gauge of how effectively each of our vehicles converts its utilization into revenue. We maintain and expand RVD through data-informed strategies in pricing, fleet optimization, and strategic positioning, each of which is powered by our extensive dataset.
We believe that RVD is an indicator of the growth of our business as well as the value we deliver to our riders and stakeholders. Understanding RVD enables us to measure utilization and identify opportunities to enhance our service and deploy additional fleet.
In 2024, our two cities with the highest RVD were approximately twice as high as our overall average RVD. We believe these results achieved over the span of our operational history in these cities highlight the potential utilization achievable in our cities as we continue to optimize fleet deployment and deepen rider engagement. Increasing RVD is a core area of focus for us as it directly expands our cash flow.
For the year ended December 31, 2024, RVD increased by 9% from the prior year. Our strategy of concentrating new vehicle deployments in existing markets enhanced network density and reliability, which in turn drove higher utilization across the entire fleet, as evidenced by an 19% year-over-year increase in MAU.
•Monthly Active Users (MAU): We define Monthly Active Users as the total number of unique riders who complete at least one e-scooter or e-bike trip on our platform at least once in a given month, averaged over each month in the measurement period. We use MAUs to assess the breadth of our service adoption and the frequency of rider engagement, which are critical measures of our penetration across the more than 230 cities in which we operate.
Monthly Active Users grew 19% year-over-year in 2024, driven by our enhanced network reliability and strategic fleet deployment, which fueled a significant expansion in new ridership.

Factors Affecting Lime’s Performance
We recognize several factors that affect our performance. These factors include growth in operational fleet, rider acquisition and growth, city expansion, regulatory compliance and advocacy, logistics and operational efficiency, strategic partnerships, seasonality, and weather. We describe these factors and they impact our performance below.
•Growth in Operational Fleet
Our ability to grow revenue is linked to the size and effective management of our fleet. Over time, we have observed that increasing the size of our fleet is a key lever to grow MAU and RVD. Within individual cities, a larger fleet enables a greater density of available vehicles, which in turn enhances the availability and reliability of our vehicles for riders. The combination of increased density, availability, and reliability drive increased rider adoption. Our scale is directly correlated with our MAU, as availability of well-maintained vehicles increases reliability and convenience, fostering rider loyalty and driving MAU growth. To expand our fleet, we need both operating permits from cities and efficient fleet maintenance and management enabling us to retain permits and meet rider and city expectations.
We manage the size of our operational fleet to align with seasonal demand fluctuations, which typically peak in the second and third quarters of the year. This seasonality is driven by temperate weather conditions in many of our operating cities and we see increased rider demand in warmer and drier months. A larger operational fleet during seasonal periods of high demand enables us to maximize RVD.
Our ability to expand fleet is also related to the time required to cover the cost of investment in our vehicles. In 2023 and 2024, our e-scooters and e-bikes averaged an ROI Payback Period of under one year, enabling us to continue to invest for growth. We define our ROI Payback Period as the time it takes to recover the costs of capital invested in our vehicles, as measured by the average fully landed vehicle cost of an e-scooter or e-bike, inclusive of the batteries, divided by the incremental profit generated by the vehicle.
•Rider Acquisition and Growth
In order to grow our business, we must both attract new riders and convert casual riders to routine riders. A substantial portion of our riders are acquired organically through the visibility of our vehicles on city streets, and we leverage opportunistic marketing and partnerships to enhance the growth of our rider base. While continued acquisition of new riders is a component of our growth, a key driver of future success lies in deepening engagement with our existing riders. Converting first time and casual riders to routine riders represents one of our growth opportunities.
We define routine riders as those who spend at least $50 annually and casual riders as those who spend less than $50 annually on their usage of Lime. We have found that riders who spend more than $50 annually exhibit recurring behavior in their usage of Lime, and tend to stay with us more frequently than casual riders. A rider’s journey from casual to routine is influenced by a number of factors, including the needs of the riders, the strength of our global brand, the availability of our vehicles, the affordability of our services, and the quality of our hardware. Over time some casual riders enjoy the benefits of Lime and become routine riders. While we focus on growing our routine rider base, casual riders, such as tourists, remain an important segment. In fact, based on internal estimates, over 15% of our routine riders initially experienced Lime during their travels and later incorporated it into their routines back home.
Our ability to retain riders through a consistently high-quality experience and targeted engagement strategies is paramount to achieving sustainable, long-term growth and profitability. We measure our success in rider acquisition and growth using key engagement metrics, MAU and RVD, in conjunction with our geographic reach and the performance of our various rider cohorts.
•City Expansion
Lime operates in over 230 cities across 29 countries. We have a substantial opportunity for growth by deepening our presence and expanding in existing cities by adding fleet. A smaller portion of our growth is expected to stem from entering new cities. When we add fleet to existing or enter new cities, we evaluate capital investment requirements in addition to our expectations around rider adoption and profitability. As such, we choose to deploy vehicles to locations where we believe we can enhance RVD over time. Given the unique opportunities within different cities, we tailor our go-to-market strategies to the specific characteristics of each city, in order to enable our operations to align with local city requirements and rider needs and preferences.
•Regulatory Compliance and Advocacy
The rapidly evolving shared micromobility industry is subject to a complex and dynamic web of local laws and regulations, and the requirements of our permits to operate, which vary from city to city and region to region. Local city laws and regulations and permits impact the investments and operating costs within our cities. These regulations include, but are not limited to, permit fees, vehicle caps (limiting the number of vehicles we can operate), operational area restrictions, data sharing requirements, and specific deployment mandates that dictate where our vehicles can be positioned.
Navigating the regulatory environment requires investment in legal expertise, government relations, and ongoing engagement with local authorities. Lime proactively partners with cities to foster collaborative relationships, promote compliance with applicable requirements, and maximize the positive impact of our services on the community. This includes actively participating in discussions regarding new regulations and infrastructure build out, providing data and insights to inform policy decisions, and working to develop innovative solutions that address the unique needs and challenges of each city. Our ability to secure and maintain operating permits, effectively manage our fleet within the constraints of vehicle caps, and adapt to changing regulatory requirements is important for our continued growth.
•Logistics and Operational Efficiency
Our logistics and operational efficiency are drivers of our financial performance, particularly in managing our key cost factors: capital expenditures, labor, and fixed costs.
Capital expenditures are primarily related to the purchase and maintenance of our vehicle fleet. We actively work to mitigate this cost by negotiating favorable pricing agreements with vehicle manufacturers, optimizing our vehicle deployment strategy, and extending the useful life of our vehicles through robust maintenance programs and durable designs. Labor costs relate to repairs, positioning, and regulatory compliance. To optimize this, we leverage technology and operational strategies to maximize productivity. In our fixed costs, we have successfully reduced our warehouse footprint while increasing the number of vehicles we manage through technological innovations and operational efficiencies. We intend to focus on these key cost factors and leverage technology and operational innovations.
•Seasonality and Weather
Demand for our shared micromobility services is subject to considerable variation across different cities and within the same city over time. Inclement weather, such as rain, snow, or extreme temperatures, typically leads to a reduction in demand. We experience a predictable cadence of seasonality across many of our cities, which impacts our operational strategies. Given a significant portion of our operations is based in the Northern Hemisphere, inclement weather tends to impact our operations negatively in the first and fourth quarters of each calendar year. Seasonal fluctuations are also driven by factors such as local events (e.g., festivals, concerts, and sporting events that occur more frequently in summer periods) and seasonal tourism.
Our flexible labor model and operational experience allows us to scale our operations up or down in response to changing conditions. This model enables us to efficiently allocate resources, optimize vehicle deployment, and minimize operational costs during periods of low demand, while providing the ability to scale-up so that we have sufficient capacity to meet peak demand during periods of high activity. Our optimized scale up/down strategy allows for both increased demand capture and improved economics. By proactively adjusting our operational strategies, we can manage the impact of demand variations.
Our cash flow varies seasonally, with increased rider activity and the addition of new cities typically occurring during the second and third quarters and lower rider activity along with larger capital expenditures typically occurring in the fourth and first quarters due to the hardware refresh cycle. Together, these factors generally result in higher cash flows in the second and third quarters and lower cash flows in the first and fourth quarters.
Non-GAAP Financial Measures
To supplement our consolidated financial statements prepared and presented in accordance with GAAP, we use certain non-GAAP financial measures, as described below, to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes.
We use Adjusted Gross Profit, Adjusted EBITDA and Free Cash Flow in conjunction with GAAP measures to evaluate our performance, inform our budgeting and capital allocation decisions, and assess the effectiveness of our business strategies. We believe these non-GAAP financial measures provide valuable insights to investors, enhancing their understanding of our historical performance and future potential. They also offer transparency into the metrics our management team utilizes for financial and operational decision-making. By presenting Adjusted Gross Profit, Adjusted EBITDA, and Free Cash Flow we aim to provide investors with a view of our business and financial performance through the lens of management, offering an additional tool for comparing our operational results across multiple periods.
It is important to note that our definitions of these non-GAAP financial measures may differ from similarly titled metrics used by other companies. Furthermore, other companies may not publish these or similar metrics. These metrics also have inherent limitations, as they exclude the impact of certain expenses reflected in our consolidated statements of operations. Therefore, Adjusted Gross Profit, Adjusted EBITDA and Free Cash Flow should be considered as supplementary information, and not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.
Adjusted Gross Profit and Adjusted Gross Margin
We define Adjusted Gross Profit as gross profit excluding depreciation and amortization. By removing these non-cash expenses, Adjusted Gross Profit can be used to evaluate the unit economic profile of the business, highlighting the profitability of each ride or city before accounting for the long-term allocation of asset costs. This approach helps in assessing the direct operational efficiency and profitability tied to the core activities that drive revenue. Adjusted Gross Margin is calculated by dividing Adjusted Gross Profit for a period by revenue for the same period.

A reconciliation of gross profit and gross margin, the most directly comparable GAAP financial measures, to Adjusted Gross Profit and Adjusted Gross Margin is presented below:

	Year Ended December 31,
	2023		2024

	(in thousands, except percentages)
Gross profit	$169,205		$281,073
Gross margin (as a percentage of revenue)	32.4%	%	40.9%	%
Add:
Depreciation and amortization - included in cost of revenue	$103,646		$86,188
Loss on vehicle asset disposals	3,419		1,295
Adjusted Gross Profit	$276,270		$368,556
Adjusted Gross Margin (as a percentage of revenue)	52.9%	%	53.7%	%
Adjusted Gross Profit for the year ended December 31, 2024, was $369 million, a 33% increase compared to $276 million the prior year. Unit economics, as measured by Adjusted Gross Margin, improved by more than 80 basis points, reflecting operative leverage on revenue growth and labor efficiencies.
Adjusted EBITDA
Adjusted EBITDA is a key performance metric we use to assess our core operating performance and operating leverage by excluding items that are non-cash or are not indicative of our ongoing business results. It is calculated by starting with net income (loss) and then adjusted to exclude interest expense, income tax, depreciation and amortization (which includes vehicle depreciation, non-vehicle depreciation, and the amortization of capitalized software and cloud computing arrangements), gain/loss on vehicle disposals, and stock-based compensation. Furthermore, we exclude other expense, net; this category encompasses the change in the fair value of the 2021 Notes, interest income, other miscellaneous income or expense and all realized and unrealized foreign exchange gains or losses. We also adjusted to exclude costs related to market closures. By removing these specific financial, non-cash, and non-core operational items, Adjusted EBITDA provides a clearer view of the profitability and cash-generating potential of our fundamental business operations.

The following table presents a reconciliation of Adjusted EBITDA to net loss, which is the most directly comparable GAAP measure, for the periods indicated:

	Year Ended December 31,
	2023	2024
	(in thousands)
Net loss	$(122,358)	$(33,913)
Interest expense	23,140	20,282
Provision for income taxes	6,083	4,396
Depreciation and amortization(1)	109,540	93,311
Stock-based compensation	11,485	11,808
Other expense, net	68,511	56,204
Loss on vehicle asset disposals	3,419	1,295
Market closure costs	24	29
Adjusted EBITDA	$99,844	$153,412
_____________
(1)Includes amortization related to cloud computing arrangements.
Adjusted EBITDA for the year ended December 31, 2024 was $153 million, a 54% increase compared to $100 million in the prior year. This improvement was fueled by strong revenue growth of 32%, which created significant operating leverage on our corporate expenses and better unit economics.
Free Cash Flow
We define Free Cash Flow as net cash provided by operating activities less capital expenditures for vehicle and non-vehicle assets.
A reconciliation of net cash provided by operating activities, the most directly comparable GAAP financial measures, to Free Cash Flow is presented below:

	Year Ended December 31,
	2023	2024

	(in thousands)
Net cash provided by operating activities	$81,199	$168,953
Capital expenditures	(80,128)	(121,652)
Free Cash Flow	$1,071	$47,301

Free Cash Flow improved by over $46 million in 2024, amounting to $47 million, despite a 52% or $42 million increase in capital expenditures to support fleet expansion. This significant improvement was directly attributable to a $88 million year-over-year increase in cash provided by operating activities, which more than offset the higher level of investment.
Components of Results of Operations
Revenue
We generate revenue by providing seamless, on-demand access to our fleet of e-scooters and e-bikes. We earn revenue from unlock fees to access the vehicles and per minute usage fee from pay-as-you-go riders. We treat any credit, coupon, or rider incentives as a reduction to the revenue for the ride in the period to which it relates.
We also generate revenue from our LimePass offerings, which consist of minute bundles and Lime Prime. Minute bundles allow for the purchase of discounted ride minutes, offered at different increments, which can be used across multiple rides for a period of time ranging from 1 to 30 days. Lime Prime is a recurring monthly subscription that provides riders with benefits such as unlimited unlocks and extended vehicle reservations during the subscription period. We recognize revenue for minute bundles as minutes are used and we recognize revenue for Lime Prime ratable over the subscription term.
Cost of Revenue
Cost of revenue consists primarily of compensation, employee benefits and stock-based compensation of certain local operations field personnel associated with the deployment, maintenance and retrieval of vehicles and swapping of batteries, vehicle asset depreciation and disposals, tools and parts, merchant and credit card processing fees, warehouse rent and related facility costs, and certain insurance costs related to our micromobility services. Costs of revenue also includes operating permit costs and platform and web hosting server costs.
We plan to continue to drive an increased volume of trips taken on our e-scooters and e-bikes and expand the reach of our platform through opening and winning new markets and growing within existing markets. We expect that cost of revenue will increase in absolute dollars in future periods and vary from period to period as a percentage of revenue.
Selling, General and Administrative
Selling, general and administrative expenses include compensation, employee benefits and stock-based compensation for management, finance, legal, human resources, marketing, government relations, business development, general liability and corporate insurance costs, certain legal-related accruals and settlements and expenses, professional service fees, advertising and marketing, events, public relations, sponsorships, and other general overhead and allocated costs.

We plan to continue to invest in sales and marketing to attract and retain riders on our platform and increase our brand awareness. Additionally, we expect to incur additional expenses as a result of operating as a public company, including expenses to comply with the rules and regulations applicable to companies listed on a national securities exchange, expenses related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as higher expenses for general and director and officer insurance, investor relations, and professional services. We expect that selling, general and administrative expenses will increase in absolute dollars in future periods and vary from period to period as a percentage of revenue.
Operations and Support
Operations and support expenses include compensation, employee benefits and stock-based compensation for trust and safety, central operations and logistics, local operations managers, customer service, software costs related to operations and support and other allocated costs. The trust and safety department supports safety programs to operate our vehicles and warehouses. Central operations support our local markets with operational policies, processes and best practices.
We plan to continue to invest in our operations and support to provide excellent customer service to both cities and riders. We expect that operations and support expenses will increase in absolute dollars in future periods and vary from period to period as a percentage of revenue.
Research and Development
Research and development expenses include compensation, employee benefits, and stock-based compensation for technology developers and product management employees as well as fees paid to outside consultants, software costs, and other allocated costs.
We plan to continue to hire employees to support our research and development efforts to continue advancing the proprietary hardware and software that enables our platform to continuously improve the experience for both cities and riders. We expect that research and development expenses will increase in absolute dollars in future periods and vary from period to period as a percentage of revenue.
Interest expense
Interest expense consists primarily of interest payments on our convertible notes and debt, including accretion of debt discount.
Provision for Income Taxes
We are subject to income taxes in the United States and foreign jurisdictions in which we do business. These foreign jurisdictions have different statutory tax rates than those in the United States. Additionally, certain of our foreign earnings may also be taxable in the United States. Accordingly, our effective tax rate will vary depending on the relative proportion of foreign to domestic income, use of foreign tax credits, changes in the valuation of our deferred tax assets, and liabilities and changes in tax laws.
We have a valuation allowance for our U.S. deferred tax assets, including federal and state net operating loss carryforwards. We expect to maintain this valuation allowance until it becomes more likely than not that the benefit of our federal and state deferred tax assets will be realized. However, based on our current and anticipated future earnings, our management believes it is reasonably possible that the U.S. valuation allowance will no longer be needed in the future. The timing and amount of the valuation allowance release could vary based on the level of profitability that we are actually able to achieve. A release of all or a portion of the valuation allowance would result in the recognition of certain deferred tax assets and a material income tax benefit for the period in which such release is recorded.

Other expense, net
Other expense, net consists of the loss on change in fair value related to the 2021 Notes, foreign currency exchange gains or losses, interest income and other non-operating gains and losses.
Results of Operations
The following table summarizes our historical consolidated statements of operations data:

	Year Ended December 31,
	2023	2024

	(in thousands)
Revenue	$521,983	$686,630
Cost of revenue(1)	352,778	405,557
Gross profit	169,205	281,073
Operating expenses:
Selling, general and administrative(1)	114,183	143,726
Operations and support(1)	42,642	48,937
Research and development(1)	37,004	41,441
Total operating expenses	193,829	234,104
Operating income (loss)	(24,624)	46,969
Interest expense	(23,140)	(20,282)
Other expense, net	(68,511)	(56,204)
Loss before income taxes	(116,275)	(29,517)
Provision for income taxes	6,083	4,396
Net loss	$(122,358)	$(33,913)
_______________
(1)Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2023	2024

	(in thousands)
Cost of revenue	$58	$36
Selling, general and administrative	5,474	5,840
Operations and support	1,550	1,697
Research and development	4,403	4,235
Total stock-based compensation expense	$11,485	$11,808

The following table sets forth the components of our consolidated statements of operations data as a percentage of revenue:

	Year Ended December 31,
	2023		2024
Revenue	100%	%	100%	%
Cost of revenue	68		59
Gross profit	32		41
Operating expenses:
Selling, general and administrative	22		21
Operations and support	8		7
Research and development	7		6
Total operating expenses	37		34
Operating income (loss)	(5)		7
Interest expense	(4)		(3)
Other expense, net	(13)		(8)
Loss before income taxes	(22)		(4)
Provision for income taxes	1		1
Net loss	(23)%	%	(5)%	%
Comparison of Years Ended December 31, 2023 and 2024
Revenue

	Year Ended December 31,		% Change
	2023	2024

	(dollars in thousands)
Revenue	$521,983	$686,630	32%	%
Revenue increased $164.6 million, or 32%, in the year ended December 31, 2024 compared to the prior year. This was primarily driven by a 20% increase in average operational fleet, concentrated in existing markets which enhanced network density and rider engagement, a 19% increase in our MAU and a 9% growth in RVD, in each case compared to 2023. The growing adoption of our LimePass offering meaningfully contributed to our RVD growth. We generate revenue through two pricing models: “Pay-As-You-Go” and LimePass, consisting of minute bundles and Lime Prime. In the year ended December 31, 2024, “Pay-As-You-Go” and LimePass contributed 80% and 20% of total revenue compared to 86% and 14% of total revenue, respectively, in the prior year.
Cost of Revenue

	Year Ended December 31,		% Change
	2023	2024

	(dollars in thousands)
Cost of revenue	352,778	405,557	15%	%
Cost of revenue increased $52.8 million, or 15%, in the year ended December 31, 2024 compared to the prior year. While our average operational fleet grew by 20% year-over-year, vehicle operating costs increased by a lower rate as we were able to achieve higher fleet utilization resulting in year-over-year RVD growth of 9%. As we grew our operational fleet, we were also able to achieve higher efficiency from our operational workforce who help manage our fleet of vehicles as well as our warehouse costs.

Additionally, as a result of the change in vehicle asset useful life (see the discussion in Note 4 to our audited consolidated financial statements included elsewhere in this prospectus), we experienced a decrease in vehicle asset depreciation expense of $27.2 million in 2024 compared to 2023. Without this decrease, cost of revenue in the year ended December 31, 2024 would have increased 23% compared to 2023 and cost of revenue as a percentage of revenue in 2024 would have been 63%.
As a percentage of revenue, cost of revenue decreased from 68% to 59% as we obtain better operating leverage and scale efficiencies and as a result of the decreased vehicle asset depreciation expense in 2024.
Selling, General and Administrative

	Year Ended December 31,		% Change
	2023	2024

	(dollars in thousands)
Selling, general and administrative	$114,183	$143,726	26%	%
Selling, general and administrative expenses increased $29.5 million, or 26%, in the year ended December 31, 2024 compared to the prior year. The increase was primarily due to an increase of $19.1 million in our insurance costs driven by the increase in our operational fleet and rider usage. Additionally, personnel-related compensation costs increased by $6.4 million as a result of growth in headcount.
As a percentage of revenue, selling, general and administrative expenses decreased from 22% to 21%.
Operations and support

	Year Ended December 31,		% Change
	2023	2024

	(dollars in thousands)
Operations and support	$42,642	$48,937	15%	%
Operations and support increased $6.3 million, or 15%, in the year ended December 31, 2024 compared to the prior year. Our operations and support costs increased to support our revenue growth, reflecting investments in customer service and central operations and logistics as well as overall infrastructure growth. Our personnel-related compensation costs, including our outsourced customer service team, increased by $4.5 million.
As a percentage of revenue, operations and support expenses decreased from 8% to 7% as we continued to improve operating efficiencies.
Research and Development

	Year Ended December 31,		% Change
	2023	2024

	(dollars in thousands)
Research and development	$37,004	$41,441	12%	%
Research and development expenses increased $4.4 million, or 12%, in the year ended December 31, 2024 compared to the prior year. The year over year increase was primarily driven by our investment in the development of the new LimeGlider vehicle.
As a percentage of revenue, research and development expenses decreased from 7% to 6%.

Interest Expense and Other Expense, net

	Year Ended December 31,		% Change
	2023	2024

	(dollars in thousands)
Interest expense	$(23,140)	$(20,282)	(12)%	%
Other expense, net	$(68,511)	$(56,204)	(18)%	%
Interest expense decreased $2.9 million in the year ended December 31, 2024 compared to the prior year due to lower contractual interest of $1.0 million and a reduction in the amortization of debt discounts and premiums of $1.2 million on our long-term debt combined with $0.9 million of extinguishment loss recognized during the year ended December 31, 2023 due to the extinguishment of certain debt in October 2023.
Other expense, net, decreased $12.3 million in the year ended December 31, 2024 compared to the prior year. We had a $36.2 million decrease in the net changes in the fair value of the 2021 Notes driven by an increase in our company value. This was partially offset by an increase of $25.3 million in foreign currency losses.
Liquidity and Capital Resources
As of December 31, 2024, our principal sources of liquidity were cash and cash equivalents of approximately $242.6 million which consisted of bank deposits, institutional money market funds and certificates of deposits denominated in U.S. dollars and excludes short-term restricted cash of $57.2 million which consisted primarily of amounts held in separate trust accounts and restricted bank accounts as collateral for insurance purposes and amounts pledged to secure certain letters of credit.
Historically, we have funded our capital-intensive operations and capital expenditures primarily through equity, equity-linked and debt issuances and cash generated from our operations. We believe our existing cash and cash equivalents will be sufficient to meet our working capital and capital expenditures needs over at least the next 12 months.
Our future capital requirements will depend on many factors, including, but not limited to our growth, our ability to attract and retain riders and cities on our platform, the continuing market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our platform and the expansion of sales and marketing activities. Further, we may in the future enter into arrangements to acquire or invest in businesses, products, services, and technologies. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, financial condition, results of operations, and prospects could be adversely affected.

Cash Flows
The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2023	2024

	( in thousands)
Net cash provided by operating activities	$81,199	$168,953
Net cash used in investing activities	(80,128)	(121,652)
Net cash provided by financing activities	2,214	3,053
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	3,408	(9,209)
Net increase in cash and cash equivalents, and restricted cash	$6,693	$41,145
Operating Activities
Cash provided by operating activities was $169.0 million for the year ended December 31, 2024. This consisted of a net loss of $33.9 million, adjusted for non-cash items, which primarily included depreciation and amortization expense of $89.5 million, loss on change in fair value of the 2021 Notes of $41.0 million, stock-based compensation expense of $11.8 million combined with a $25.0 million increase in accrued and other liabilities due to the timing of payments.
Cash provided by operating activities was $81.2 million for the year ended December 31, 2023. This consisted of a net loss of $122.4 million, adjusted for non-cash items, which primarily included depreciation and amortization expense of $106.3 million, loss on change in fair value of the 2021 Notes of $77.2 million, stock-based compensation expense of $11.5 million combined with a $18.2 million increase in accrued and other liabilities due to the timing of payments.
Investing Activities
Cash used in investing activities was $121.7 million and $80.1 million for the year ended December 31, 2024 and 2023, respectively, which was largely driven by purchases of vehicle assets of $104.5 million and $65.1 million for the year ended December 31, 2024 and 2023, respectively, as we invested in growing our fleet. We also purchased non-vehicle assets to support our overall business growth.
Financing Activities
Cash provided by financing activities was $3.1 million for the year ended December 31, 2024 which consisted entirely of proceeds from the exercise of stock options and other common stock issuances.
Cash provided by financing activities was $2.2 million for the year ended December 31, 2023 which primarily consisted of $112.7 million of net proceeds from issuance of our Senior Secured Term Loan, partially offset by $105.0 million of principal repayment on prior term loans and $5.3 million of payments of fees relating to prior term loans.
Contractual Obligations and Commitments
Debt. As of December 31, 2024, we had $115.0 million of outstanding debt under our Senior Secured Term Loan that is due in September 2026. We also had $417.6 million aggregate principal amount of 2021 Notes outstanding and $170.0 million aggregate principal amount of 2020 Notes outstanding that will be due in October 2026 and May 2027, respectively, if not converted prior to that date. For additional discussion of our debt arrangements, see Note 9 to our audited consolidated financial statements included elsewhere in this prospectus.

Operating lease commitments. Our operating lease commitments primarily consist of the leases for our warehouses, hubs, offices and vehicles. As of December 31, 2024, we had fixed lease payment obligations of $38.4 million, with $16.5 million to be paid within 12 months and the remainder thereafter. For additional discussion of our operating leases, see Note 7 to our audited consolidated financial statements included elsewhere in this prospectus.
Letters of credit. We maintain various stand-by letters of credit and guarantees from third-party financial institutions in the ordinary course of business to guarantee performance obligations related to certain vehicle and battery manufacturing, real estate leases, insurance policies, and other contractual agreements. The letters of credit are collateralized by restricted cash and we had an outstanding balance of $57.7 million as of December 31, 2024.
Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Qualitative and Quantitative Disclosures about Market Risk
We are exposed to market risks in the ordinary course of our business. These risks primarily consist of fluctuations in interest rates and foreign currency exchange rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes, and we do not otherwise have any derivative or other financial instruments outstanding.
Inflationary factors, such as increases in our costs of revenues and operating expenses, may adversely affect our operating results. Although we do not believe inflation has had a material impact on our financial condition, results of operations, or cash flows to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain and increase our gross margin or decrease our operating expenses as a percentage of our revenues if the prices of our services do not increase as much or more than our increase in costs.
Interest Rate Risk
As of December 31, 2024, we had unrestricted cash and cash equivalents of approximately $242.6 million which consisted primarily of bank deposits, institutional money market funds and certificates of deposits and restricted cash of $57.2 million which consists of amounts pledged as security for letters of credits or other collateral amounts as well as amounts that are unavailable for immediate use due to legal and/or contractual restrictions. The fair value of our cash and cash equivalents would not be significantly affected by either an increase or decrease in interest rates given the short-term nature of these instruments.
As of December 31, 2024, we had outstanding long-term debt of $112.4 million, $200.8 million of the 2020 Notes and $544.1 million of the 2021 Notes which all bear interest at fixed rates. We carry the long-term debt and the 2020 Notes at face value, less unamortized discount and issuance costs on the consolidated balance sheet, and we carry the 2021 Notes at fair value with changes in fair value recorded as a component of other expense, net. The fair value of the 2021 Notes will generally fluctuate with movements of interest rates, increasing in periods of declining rates of interest and declining in periods of increasing rates of interest. A hypothetical 100 basis point increase (decrease) in interest rates would have resulted in an approximately $11.4 million decrease ($11.9 million increase) in the fair value of the 2021 Notes as of December 31, 2024.

Foreign Currency Exchange Risk
We transact business globally in multiple currencies. Our international revenue, as well as costs and expenses denominated in foreign currencies, expose us to the risk of fluctuations in foreign currency exchange rates against the U.S. dollar. Accordingly, changes in exchange rates may negatively affect our future revenue and other operating results as expressed in U.S. dollars. Our foreign currency risk is partially mitigated as our revenue recognized in currencies other than the U.S. dollar is diversified across geographic regions and we incur expenses in the same currencies in such regions.
We have experienced and will continue to experience fluctuations in our results of operations as a result of transaction gains or losses related to remeasurement of our asset and liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. At this time, we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk.
Critical Accounting Policies and Estimates
Our consolidated financial statements and the related notes thereto included elsewhere in this prospectus are prepared in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from our estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.
We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information, see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.
Vehicle Assets, Net
Our vehicles consist of our fleet of e-scooters and e-bikes, as well as costs incurred to bring the vehicles and related swappable batteries to the condition and location necessary for their intended use, such as shipping, freight, and various customs duties.
Vehicle assets are depreciated using a usage-based depreciation methodology. The methodology involves the calculation of depreciation expense for each vehicle based on the number of trips taken as a percentage of total trips expected and factors in actual, historical, and other data for different vehicle types. The methodology applied to swappable batteries involves the calculation of depreciation expense for each battery based on the number of trips taken as a percentage of total trips expected and factors in the expected life cycle per manufacturer’s specifications, estimated swaps and charge cycles per year and the expected number of years until the battery becomes obsolete. We review and update our estimated useful life assumptions on a regular basis.
Insurance
We rely on a combination of third-party insurance and retention mechanisms to cover various business and micromobility-related risks, including, but not limited to, general liability, automobile liability, excess liability, workers’ compensation, property, cyber liability, and directors’ and officers’ liability. To comply with certain city and country insurance regulatory requirements for micromobility-related risks, in certain jurisdictions we also obtain rider insurance coverages. Rider insurance coverages, a relatively new insurance product specific to the micromobility industry, may include rider liability for third-party bodily injury and property damage and injury coverage to the rider themselves. Rider insurance coverages and limits vary by vehicle type and jurisdiction and are mostly obtained outside of the United States.
We establish a claims reserve for unpaid losses and loss adjustment expenses for risks retained by us through our retention mechanisms. Estimating the number and severity of claims, as well as related judgment or settlement amounts, is inherently complex, subjective, and speculative. We employ various predictive modeling and actuarial techniques and make numerous assumptions based on available historical experience and industry statistics to estimate our claims reserve.
While management believes that the claims reserve amount is adequate, the ultimate liability may be in excess of, or less than, the amount provided. A number of external factors can affect the losses incurred, including but not limited to claim reporting delays, the length of time the claim remains open, increases in healthcare costs, legislative and regulatory developments, judicial developments, the general trend of increasing settlement amounts in litigation, and other unexpected events. As a result, the net amounts that will ultimately be paid to settle the liability and when amounts will be paid may vary from the estimated amounts provided for on the consolidated balance sheets. For a discussion of risks related to our insurance, see “Risk Factors—Risks Related to Legal and Regulatory Matters—We rely on third-party insurance policies to insure against risks related to our business. If insurance carriers change the terms of such insurance in a manner not favorable to us, if our insurance coverage is insufficient, if we are required to purchase additional insurance, if regulations governing insurance coverages change, or if our insurance providers are unable or unwilling to meet their obligations, our business, financial condition, results of operations, and prospects could be adversely affected” and “Risk Factors—Risks Related to Legal and Regulatory Matters—Our insurance claims reserve may be inadequate, which could adversely affect our business, financial condition, results of operations, and prospects.”
Stock-Based Compensation
Stock-based compensation expense is measured and recorded based on the grant-date fair value of the stock-based awards. The fair value of the shares of common stock underlying our stock options on the grant date has been determined by the board of directors, as there is no public market for our underlying common stock. We recognize stock-based compensation expense for service-based awards on a straight-line basis over the requisite service period of the individual grant, generally equal to the vesting period. Certain awards vest monthly over a three year period, while other awards cliff vest after one-year and then vest monthly over the remaining two years. We record forfeitures as they occur.
We use the Black-Scholes-Merton option-pricing model (“Black-Scholes model”) to determine the fair value of stock option awards. The Black-Scholes model requires the use of objective and subjective assumptions, including the fair value of common stock, expected volatility, risk free interest rate, expected dividend and option’s expected term of the underlying stock.
Since our stock is not publicly traded, we obtained an independent, third-party valuation to determine the fair value of our common stock, considering the nature of our business, earning capacity, distribution capacity and other material events and general market conditions and outlooks. The expected volatility is based on the historical and implied volatility of similar companies whose stock or option prices are publicly available, after considering the industry, stage of life cycle, size, market capitalization, and financial leverage of the other companies. The risk-free interest rate assumption is based on observed U.S. Treasury yield curve interest rates in effect at the time of grant appropriate for the expected term of the stock options granted. We have not paid dividends in the past and do not expect to pay dividends in the foreseeable future. As a result, a zero expected dividend yield is used. We use the simplified method to compute the expected term for options granted to employees which averages the weighted average vesting period and the contractual term on the valuation date.
We also grant stock options with performance conditions and market conditions. We do not record compensation expense for these options until it is deemed probable that the performance condition will be met. Options with performance and market conditions were immaterial as of December 31, 2023 and 2024.
JOBS Act Accounting Election
We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards. As a result, our consolidated financial statements may or may not be comparable to companies that comply with new or revised accounting pronouncements as of the effective dates applicable to public companies.
Recent Accounting Pronouncements
For more information on recently issued accounting pronouncements, see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

BUSINESS
Overview
Lime is the largest global shared micromobility business. We are on a mission to build a future where transportation is shared, affordable, and carbon-free.
Lime provides convenient and reliable short-term rentals of e-scooters and e-bikes at an affordable price. As of December 31, 2025, we operated in more than 230 cities6 across 29 countries7. In 2025, we delivered a seamless rider experience to approximately              riders. Our market leadership and scale have made Lime a widely recognized brand — valued by riders for our availability and trusted by cities for our operating track record. This leadership and scale have also yielded favorable unit economics, enabling us to continue investing in our growth.
The shared micromobility industry, encompassing shared e-scooters and e-bikes, presents a transformative opportunity to address the problems of urban mobility. Cities seek transportation options that relieve congestion, reduce emissions, and serve different neighborhoods; riders desire convenient, affordable, and sustainable alternatives for short trips. Balancing the needs of riders and cities — and doing so across over 230 cities — is operationally challenging and requires technology to solve at scale.
Lime has revolutionized the shared micromobility industry through our vertically integrated platform, which combines our proprietary hardware and software, data, tech-enabled operations, and government relations expertise. Our vertical integration allows us to maintain control of key aspects of our service and is designed to accelerate rider adoption, boost usage frequency, facilitate regulatory compliance, and optimize cost efficiency — fueling sustainable growth while solidifying trusted partnerships with cities and positioning us as a leader in the shared micromobility industry.
•Proprietary Hardware: Our electric vehicle fleet consists of e-scooters, e-bikes, and seated e-scooters, and operates on a “free-floating” model — meaning e-scooters or e-bikes that are dockless and can be parked in a variety of locations — which is designed to provide maximum convenience to riders and flexibility to cities. We design and engineer our vehicles in-house to elevate the rider experience, support regulatory compliance, enhance safety, and reduce our lifetime cost of ownership.
•Software: Lime’s proprietary technology stack seamlessly connects our hardware, software, and operations through three core systems: the Rider App for riders, an operations-facing app, the Lime Supply App for operations management, and an IoT-enabled hardware system for vehicle intelligence. The Rider App enables frictionless vehicle discovery and locking/unlocking, while the Lime Supply App equips our operations workforce to manage and maintain our fleet. Within the Lime Supply App, predictive analytics prioritize vehicles requiring repositioning from one location to another, charging, or maintenance while machine learning forecasts demand patterns to help optimize fleet placement.
•Data: Our platform harnesses data, such as rider behavior, operational workflows, and hardware/software diagnostics, to inform dynamic decision-making in real-time and our hardware design. Leveraging data from vehicle usage trends, gaps in demand, prioritized operational field tasks, and external inputs like weather help us to optimize fleet performance and advance city congestion goals.
6 As used in this prospectus, a “city” may refer to a metropolitan area that may be a city or could include regions outside of city limits or in defined areas of operation within a metropolitan area.
7 The principal countries we have operated in are the United States, the United Kingdom, and France from which we generated 33%, 15%, and 11% of total revenue, respectively, in 2023, 34%, 21%, and 10%, respectively, in 2024, and      %,        %, and       %, respectively, in 2025.

•Tech-Enabled Operations: Our tech-enabled operations address shared micromobility’s logistical complexity — including volatile demand, workforce availability, and the challenges of operating in dense urban environments — by utilizing software and data in day-to-day decision-making. Our operations software tactically informs vehicle deployment, maintenance, and repositioning tasks, transforming physical workflows into scalable, predictive processes. By leveraging data-driven tools to guide fleet allocation and task prioritization across our markets, subject to local regulatory and labor frameworks, we believe we can maximize vehicle availability and operational efficiency.
•Government Relations: Our dedicated government relations and local customer service teams collaborate closely with cities to establish scalable transportation systems and forge policies that are designed to address and evolve with both rider and urban needs. We pair our operational expertise with deep local knowledge and in-depth discussions with city officials to secure permits to operate in a city and co-create shared micromobility systems that align with city priorities, such as equitable access and public transit connectivity.
Our platform creates a self-reinforcing, virtuous network effect that aligns value for riders and city priorities: more riders using our service enables cities to meet their local policy goals faster, which encourages cities to expand shared micromobility programs and invest in additional infrastructure, which in turn enhances the rider experience and attracts even more riders. What started as convenience enjoyed by individual riders has, through our platform, reshaped how people move around cities, which demonstrates that shared micromobility isn’t just viable but can be an essential component of urban life.
The extensive presence of our electric vehicles in cities around the world has established our brand with the public, reinforcing our leadership position in the shared micromobility industry. Each of our e-scooters and e-bikes serves as mobile advertisements within the cities in which we operate, continuously reinforcing brand recognition. Our reach is further amplified through our network partnerships, including our mutually exclusive partnership with Uber. Lime vehicles are featured as a ride option within the Uber app in nearly all of our shared markets, providing Lime with direct access to Uber’s global user base. Revenue generated through our partnership with Uber was approximately 14.1%, 15.8% and       % of total revenue in 2023, 2024 and 2025, respectively.
We believe our platform, combined with our global scale, market leadership, brand awareness, efficient operating model, and network partnerships creates significant competitive advantages, which has positioned us as a leader in the shared micromobility industry and has fueled sustained growth over time.
We view our opportunity in terms of serviceable addressable market opportunity (“SAM”), which we believe we can address today, and our total addressable market opportunity (“TAM”), which we believe we can address over the long term. We estimate our SAM to be approximately $4.5 billion. Our SAM of $4.5 billion reflects current micromobility adoption of approximately 11% of the addressable population within our existing cities, which we define as individuals ages 18-45 years old with a household income of over $55,000 per year. However, we see that in our more mature markets, the industry has reached adoption levels in the range of 30-40% among the addressable population. We believe there is potential to reach these levels of adoption across our existing cities, which would imply a SAM opportunity of approximately $9.5 billion at 30% adoption among our addressable population. To arrive at our TAM from our SAM, we expand the aperture of cities to include those we have identified as expansion opportunities within the next five years. At an adoption rate of 30% of riders in our addressable population within this expanded set of cities, our market opportunity would be $19.9 billion. If we further assume full adoption by people within our addressable population within each city, we estimate our TAM to be approximately $64.2 billion.
Our financial performance demonstrates the resilience and strength of our platform. In 2023 and 2024, we generated revenue of $522 million and $687 million, respectively, representing year-over-year growth of 32%. In the same periods, we recorded gross profit of $169 million and $281 million, respectively, representing year-over-year growth of 66%, and Adjusted Gross Profit of $276 million and $369 million, respectively, representing year-over-year growth of 33%. In 2023 and 2024, we had net losses of $122 million and $34 million, respectively. In 2023 and 2024, we recorded Adjusted EBITDA of $100 million and $153 million, respectively, representing year-over-year growth of 54%, and operating (loss) income of $(25) million and $47 million.
For a reconciliation of Adjusted Gross Profit and Adjusted EBITDA to the most directly comparable GAAP financial measures, information about why we consider Adjusted Gross Profit and Adjusted EBITDA useful, and a discussion of the limitations of these measures, please see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
The Shared Micromobility Industry
Shared micromobility facilitates short-distance urban travel, typically under five miles, using shared lightweight vehicles like e-scooters and e-bikes. Riders use a mobile app to locate, unlock, and ride nearby vehicles, offering an affordable, convenient complement to public transit and an alternative to private cars.
The shared micromobility industry emerged in the mid-2000s with the introduction of government-sponsored dock-based bike-share systems in major cities, which established the foundation for shared micromobility but also exposed key constraints. These systems relied on bulky manual bikes with limited rider appeal, low connectivity and imprecise GPS geolocation technology, and fixed docking stations that restricted riders to specific pick-up and return points. The physical stations lacked sufficient density, which curbed adoption for these systems and created latent demand for more flexible and scalable solutions.
The limitations of traditional docked systems spurred significant breakthroughs in shared micromobility resulting in the emergence of the modern micromobility industry in 2017, driven by technological advancements in smartphones, GPS tracking, IoT connectivity, and batteries. Within the United States, the number of app-enabled free-floating systems has grown five-fold since their introduction in 2017, while the number of traditional docked systems have declined by nearly 50% over the same period according to the U.S. Department of Transportation in 2025.
With the majority of journeys relying on cars and public transportation globally, and travel and tourism driving an estimated $11 trillion in annual global spending in 2024 according to the World Travel and Tourism Council, shared micromobility has emerged as a critical solution for two of urban mobility’s largest and most impactful opportunities: replacing car-dependent routines and enhancing visitor experiences. These opportunities can be categorized into two primary use cases:
•Commuting: Urban areas face increasing congestion, while limited parking availability and high parking costs create additional challenges for commuters. Shared e-scooters and e-bikes provide a time- and cost-efficient alternative or complement to private cars and public transit for riders who are commuting to and from work or school. This mode of transportation can reduce travel time, eliminate parking costs, and bridge the first- and last-mile gap between transit stations and destinations. Riders can also depend on shared micromobility to navigate quickly between meetings in congested cities or for everyday errands, such as grocery runs and pharmacy visits, which are inconvenient for cars in traffic or often inefficient on foot.
•Tourism: Tourists can embrace shared micromobility as an immersive way to explore cities, valuing experiences that blend serendipity, sensory engagement, and fun. Shared micromobility offers sensory benefits similar to walking with an affordable and flexible mode of transportation to neighborhoods and shops beyond the reach of buses or trains, but enabling exploration at up to five times the speed of walking. Whether exploring a city’s neighborhoods, visiting a museum, or bypassing traffic on the way to the shopping district, shared micromobility transforms how people are able to navigate cities while having fun.
As riders experience the convenience, availability, and flexibility of shared micromobility, its applications continue to expand well beyond commuting and tourism. Riders continue to discover new use cases for multimodal shared micromobility, fueled by social outings to local entertainment and special events or local commerce. Whether on a date night, meeting friends for coffee, or attending a sporting event or concert, shared micromobility seamlessly integrates into urban living, transforming transportation into an enjoyable part of the day.
What It Takes to Operate in the Shared Micromobility Industry
Any company seeking to operate within the shared micromobility industry must be able to meet three prerequisite criteria: permits and operating compliance, compliant hardware, and operations workforce.
•Permits and Operating Compliance: Permits are often required to legally operate a shared micromobility fleet on public streets within a city’s limits. Cities often grant a limited number of permits, usually to one to three shared micromobility operators, through a competitive bid process. Securing a permit requires that the micromobility operator have a deep understanding of each city’s unique needs and priorities, which can vary significantly based on factors such as population density, transportation infrastructure, and local policy priorities. Once a permit is granted, micromobility operators must maintain compliance with applicable regulations and other operating requirements specified in the permit in order to retain and renew the permit.
•Compliant Hardware: Micromobility operators must deploy vehicles that meet certain regulatory standards and comply with technical specifications mandated by the permit. These hardware requirements may include specifications regarding vehicle size, weight, acceleration, speed, braking, lighting, control systems, and electrical safety standards, as well as any local regulations related to battery safety, charging, and safe handling. Additionally, micromobility operators must contemplate the end-of-life processing for both vehicles and batteries in accordance with federal, state and local regulations governing materials, recycling and second-use programs, and waste handling.
•In-Field Teams: A reliable in-field team is critical to ensure vehicles are well-maintained, properly parked, and promptly removed from restricted areas or unsafe areas. We utilize employees, logistics providers and contingent workers to perform these functions. Adequate coverage enables us to meet service level agreements with cities and comply with regulatory requirements. Insufficient coverage can result in service disruptions, fines or even permit revocation, highlighting the importance of effective in-field support for compliance, operational reliability, and strong city relationships.
Secular Trends Driving Growth in Shared Micromobility
As urban congestion rises, cities face mobility challenges that require alternative transportation solutions. Shared micromobility meets these needs by providing flexible, efficient, and space-saving options for short-distance travel. Several distinct trends serve as tailwinds to growth in the shared micromobility industry:
Evolving consumer priorities
•Saving Time: Heavy congestion results in significant time and productivity loss for urban travelers, with drivers in major cities including New York City, Chicago, and London losing an average of over 100 hours annually in congestion during peak commute periods compared to off-peak conditions according to the 2024 INRIX Traffic Scorecard. Whether commuting for work, running errands or attending entertainment events, people are actively traveling throughout the week. Increasingly, individuals are opting for e-scooters and e-bikes to bypass congestion.
•Saving Money: Rideshare and vehicle ownership costs have escalated. Rideshare fares routinely spike during peak times, forcing travelers to wait or to overspend. In addition, the total costs of vehicle ownership have risen for reasons including increased expenses in parking, insurance, fuel and maintenance. Shared micromobility offers transparent pricing and a cost-efficient, reliable alternative to rideshare and other modes of transportation.
•Experiential Travel: Consumers desire transportation options that offer more than just utility. Traveling via lightweight vehicles blends practicality with fun, transforming everyday trips into active, engaging urban experiences. This shift is pronounced in tourism, where city visitors look to explore in immersive, flexible, and sustainable ways. Tourists and short-term city visitors increasingly prefer shared e-scooters and e-bikes for urban exploration, citing convenience and experiential benefits as primary motivators, according to a 2023 study conducted by the University of North Florida.
•Demographic Preferences: We believe the increase in shared micromobility adoption is driven in part by a demographic shift, with younger generations showing less interest in driving. This shift is evident in the decline of 18-year-olds with driver’s licenses from more than 80% in 1983 to 60% in 2022, according to the U.S. Department of Transportation. Additionally, many individuals are consciously choosing to reduce their carbon footprint, further fueling the demand for sustainable transportation. With the rise of ridesharing options as a replacement for driving, we believe these trends are poised to expand the market for transportation alternatives and broaden the potential rider base for shared micromobility.
Broad government support
•Accommodating Increasing Urbanization: Urban living is on the rise, with 58% of the global population residing in urban areas in 2024, a figure that the United Nations projects to increase to 68% by 2050. This trend, coupled with overall global population growth, could result in another 2.5 billion people living in urban areas by 2050. As cities become denser, the infrastructure to support increased private car usage is strained. In major cities like New York City and London, cars occupy the most road space while transporting a smaller share of travelers. Dedicated micromobility infrastructure, such as protected bike lanes, can move more people within the same space at potentially higher average speeds, offering cities a cost-efficient and scalable urban travel solution.
•Reducing Car Congestion: Global initiatives are combating congestion through micromobility expansion and policy shifts. The European Union, along with national and regional partners, dedicated €4.5 billion (including €3.2 billion for cycling) to sustainable transport from 2021 through 2027, while in 2020 the United Kingdom pledged £2 billion for active travel over five years, with the goal to make half of urban trips walk- or cycle-based by 2030. Cities are redesigning streets with pedestrian zones, bike lanes, and shared micromobility parking, while penalizing car usage through taxes, increased tolls, and limited parking. To encourage sustainable transportation and reduce air pollution, cities, including Oslo, Amsterdam, and London, are implementing or piloting low and no emission zones and pedestrianized areas, which are open to cyclists and scooter users. New York City recently joined London, Stockholm, and Milan in adopting congestion pricing, with other major U.S. cities reportedly exploring similar initiatives.
•Reducing Carbon Emissions: Many cities are committed to reducing carbon emissions and improving residents’ quality of life. One in five cities aims to make cycling a preferred transit mode according to an analysis of applications submitted for the Bloomberg Initiative for Cycling Infrastructure, with over 700 cities across 53 countries pledging to halve carbon emissions by 2030 according to Oliver Wyman Forum. Shared electric micromobility vehicles produce around 60-70% less lifecycle grams of carbon dioxide emissions per passenger-kilometer than a typical EU fossil fuel car according to a report by the International Transport Forum.

Our Market Opportunity
We have a substantial opportunity in the evolving micromobility market. We view our opportunity in terms of our SAM, which we believe we can address today, and our TAM, which we believe we can address over the long term.
Our Opportunity Today
We estimate our SAM to be approximately $4.5 billion. We calculate this opportunity on the basis of two key inputs: the potential fleet in the cities where Lime currently operates and the estimated maximum RVD for each of those cities. To arrive at our SAM, we multiply these two inputs together and then by 365 days per year for each city.
Our SAM of $4.5 billion reflects current micromobility adoption of approximately 11% of addressable riders within our existing cities. For the purposes of sizing our market opportunity, our addressable population includes individuals ages 18-45 years old with a household income of over $55,000 per year, which we believe to be a conservative estimate of our potential population. In many of our more mature markets, the industry has reached adoption levels in the range of 30-40% among the addressable population. We believe there is potential to reach these levels of adoption across our existing cities, which would imply a SAM opportunity of approximately $9.5 billion at 30% adoption among our addressable population.
To estimate the potential fleet for each city, we estimate the addressable MAUs within a city and multiply by a fleet-to-MAU ratio for that city, which reflects our estimate of the number of vehicles needed to serve each MAU.
Addressable MAUs: We use data from Sensor Tower for each of the countries we operate in to estimate our market share within individual cities. We believe country-level market shares are indicative of our city-level market share and the best approximation available to us. We then take our average MAU in a city for 2024 and divide by our market share percentage to estimate the number of MAUs that are currently serviceable in the city.
Fleet-to-MAU Ratio: To determine appropriate fleet-to-MAU ratios for each city, we group each city into one of our four market categories (Megacity, Tourist Destination, Regional Hub, or Satellite Market). We apply the average fleet-to-MAU ratio to each city assigned to that market category. We believe the average for the category provides a more accurate representation of the potential we observe for fleet density in each city. The fleet-to-MAU ratio is calculated as the average daily fleet across all cities in the category divided by the MAUs for the same group in 2024.
To calculate maximum RVD, we first group each of the cities into one of 12 different clusters based on the combination of two factors: (i) region (North America, Europe, and Rest of World) and (ii) market categories (Megacity, Tourist Destination, Regional Hub, or Satellite Market). Maximum RVD is calculated by taking the average RVD of the top 10% of cities within each cluster and applying the ratio of this top decile average to the overall average RVD within the entire cluster, over the same period. Because we believe that the top decile of cities within a given cluster represents the potential utilization that could be reached as our market share grows within a city, this ratio estimates the progression of monetization within each city that we believe is achievable as we scale. We multiply this ratio for each city within the category to determine that city’s maximum RVD.
Our Opportunity Over the Long Term
To arrive at our TAM from our SAM, we expand the aperture of cities to include those we have identified as expansion opportunities within the next five years. At an adoption rate of 30% of people in our addressable population within this expanded set of cities, our market opportunity would be $19.9 billion. If we further assume full adoption by people in our addressable population within each city, we estimate our TAM to be approximately $64.2 billion.

In each adoption rate scenario, we multiply the broader number of potential riders by the appropriate fleet-to-MAU ratios expected to be required to service that number of riders as per our SAM calculation. For new cities, we apply the relevant market category’s average fleet-to-MAU ratio to estimate the fleet potential of each new city. This total fleet potential is then multiplied by the estimated maximum potential net RVD for those cities as estimated in our SAM calculation, and then summed to estimate our total global TAM.
Lime’s Vertically Integrated Platform
Lime’s platform combines proprietary hardware and software, data, tech-enabled operations, and government relations expertise. We specifically design each component of our platform to meet the needs of both our riders, who expect an easy, reliable, and convenient experience, and the cities that regulate market entry and expansion. Our platform allows us to control key aspects of our service that shape rider experience and drive operational efficiency and regulatory compliance.
•Proprietary Hardware: At the core of our platform is our electric vehicle fleet, which includes proprietary e-scooters, e-bikes, and seated e-scooters, all available through our proprietary Rider App, enabling a free-floating model that offers flexible mobility options for riders and cities. We design and engineer our vehicles in-house to elevate the rider experience, support city compliance, enhance safety, and reduce our lifetime cost of ownership. For example, we have introduced innovations to elevate the rider experience, including lower scooter deck heights for improved stability, ergonomic swept handlebars for confident handling, carefully tuned acceleration for smooth starts, and a triple-braking system for safe, controlled stops. We have also strategically customized and redesigned components of our fleet for durability and maintainability, reducing breakage rates for high-wear parts and overall repair times, and in turn lowering our total cost of owning and operating our fleet.
•Software: Our proprietary technology stack consists of three interconnected systems: the Rider App, the Lime Supply App, and an IoT-enabled hardware system that connects our fleet to both the Rider App and the Lime Supply App to track in-field vehicle health and telemetry. The Rider App facilitates the trip experience for riders — from locating and reserving vehicles to payment processing — which maintained exceptional user satisfaction evidenced by a 4.9 out of 5.0 rating on the iOS App Store across approximately 2.2 million reviews as of October 24, 2025. Lime’s operations workforce uses the Lime Supply App, a separate operations-facing app, to manage and maintain our fleet. Within this software, predictive analytics prioritize vehicles tasks that we believe will drive the most value, such as repositioning vehicles from one location to another, charging, or maintenance while using machine learning forecasts demand patterns to help optimize fleet placement, designed to increase vehicle availability to maximize trip conversion rates. Our IoT system continuously monitors vehicle locations around the world, vehicle health, and operational metrics through embedded sensors. This IoT system processes real-time telemetry into structured datasets, enabling proactive maintenance and data-driven improvements across our hardware and software.
•Data: Data acquisition and analysis is a key pillar of our platform. We use data from our Rider App along with vehicle telemetry data to support vehicle demand forecasting and optimize hardware designs. We augment these proprietary data sources with supplementary datasets from weather services, city partners, and other external providers to generate a more holistic picture of local mobility.
Data is also a strategic asset for our operations workforce enabling us to optimize efficiency and responsiveness. For example, we use explicit and inferred signals from our fleet to understand when a vehicle will require maintenance and to proactively schedule those maintenance tasks, which in turn enable us to significantly increase the number of vehicles available on the street. Our vehicle deployment and positioning algorithms run on machine learning that ingests data from past rides, real time event information, weather, and a host of other factors to inform the deployment of our fleet based on where and when we expect riders will need it. We also use data to create operational tasks dynamically, identifying the cost of an operational task and the downstream revenue that we expect that task could generate. This enables us to prioritize the tasks that we believe will have the highest return on investment and make optimal use of our operations workforce. In addition, some cities have begun to include data sharing from operators, in accordance with applicable laws and policies, as an operational requirement under the permit, which we believe indicates that cities are beginning to recognize the value of the data that we provide to cities.
•Tech-Enabled Operations: Our global operations are supported by employees, logistics providers, and a contingent workers, all of whom leverage technology and data to drive efficiency and enhance the rider experience. Maintenance, deployment, charging, repositioning, and retrieval of our fleet are carried out through these combined resources. Operational activities are coordinated by the Lime Supply App, which applies data and algorithms to generate and prioritize tasks that we believe optimizes for return on investment, delivering the highest quality trip at the lowest possible cost while furthering compliance with city requirements. Data-driven task allocation, automation, and predictive analytics are embedded into workflows, reinforcing a continuous feedback loop for in-field executions informing ongoing improvements.
•Government Relations Expertise: Our dedicated government relations and local customer service teams collaborate closely with cities, combining our operational expertise with deep local knowledge and in-depth discussions with key city officials to secure permits and deliver actionable insights informed by our extensive anonymized dataset. We believe our understanding of and ability to address the unique needs of each city has been instrumental to obtaining and retain permits. This local expertise, combined with bespoke operational capabilities, enables us to provide cities with a tailored shared micromobility program that advances their local policy priorities while also addressing rider needs. We share valuable data to help cities understand the impact of shared micromobility, including insights like high-density micromobility parking locations to guide infrastructure investment and anonymized rider data to inform bike lane planning. We believe this collaborative approach has positioned Lime to become a trusted partner for shared micromobility, fueling our strong competitive bid performance and enabling us to influence the future of shared micromobility policy.
Providing an Exceptional Rider Experience
We offer our riders exceptional value by delivering a reliable, easy, and convenient experience. Our commitment to improving short-distance travel and expanding availability helped foster a broad base of loyal riders.
•Reliability: We are focused on providing a reliable and convenient transportation solution for our riders, with dependable access to well-maintained vehicles. We strategically deploy and reposition our extensive fleet throughout cities using historical, predictive and real-time demand data, optimizing vehicle distribution for riders’ convenience and availability. The scale of our fleet, supported by our tech-enabled operations that provide rigorous maintenance, optimized charging, and efficient repositioning, helps keep our vehicles durable and trip-ready for our riders.
•Ease of Use: We are focused on providing a fast and intuitive journey, from vehicle location to trip completion, for our riders. Our free-floating model enables riders to bypass many of the constraints associated with docked systems, which restrict trips to fixed stations that may not be conveniently located due to limited density or capacity. In contrast, our fleet is both flexible and scalable, while still accommodating cities that may mandate parking in designated areas. Whereas the installation of docked stations can take months, we can deploy virtual parking areas within minutes, preserving the flexibility and ease-of-use that we believe are essential for driving rider adoption. Riders can start a trip in seconds by scanning a QR code on nearby vehicles through the Rider App or Uber app on their phones. To end a trip, riders simply park, press the

“End Trip” button in the Rider App, take a photo of the parked vehicle, and payment is processed automatically.
•Comfort: Our vehicle design prioritizes rider comfort. Our latest models feature tuned acceleration curves designed to keep rides smooth for enhanced balance and reduced strain, ergonomic handlebars designed to reduce fatigue especially for longer rides, and well-designed, intuitive controls. Our latest e-scooters come with a wide, textured platform to allow side-by-side or staggered foot positioning depending on rider preference and our e-bikes have adjustable seats and large front baskets for stowing cargo. We have also launched seated e-scooters and throttle-equipped e-bikes to make it easier for people of different abilities to ride Lime.
•Trust: Riders trust Lime as a safe and dependable choice for daily travel. Our customer service team is dedicated to fostering this trust by enhancing rider satisfaction and retention. We also prioritize safety in vehicle design, while our Rider App helps bolster rider confidence through riding tutorials and city-specific regulations or safety guidelines. By focusing on these elements, we help our riders feel secure and valued, further solidifying Lime’s role as a reliable partner in their journeys.
•Fun: Lime offers riders a joyful way to explore neighborhoods and cities. Our riders cite Lime for its fun and memorable experience. Our strong brand awareness and social media presence — particularly social media posts by public figures or celebrities — further broaden our appeal to riders. Our Group Ride feature which allows a single rider to unlock multiple vehicles serves as a low-barrier way for our enthusiastic riders to share this joy with their friends in a welcoming social setting.
•Affordability: We are focused on providing good value to our riders through various pricing plans that specifically fit riders’ travel needs, be it daily commutes or exploring new cities on vacation. People seek out shared micromobility solutions as they can cost significantly less than short car trips. We also offer LimePass, which consists of prepaid minute bundles and a subscription option (“Lime Prime”), designed to deliver optimal value for various rider use cases.
Lime’s Value Proposition to Cities
We believe that our success is intrinsically linked to the success of the cities we serve. We strive to be a trusted partner, providing solutions that seek to address the core priorities of our city partners, including reducing congestion, expanding affordable transit access, and lowering emissions. Through collaboration with cities, we tailor our platform to complement public infrastructure, including filling transit gaps and supporting local climate action plans. This partnership model is designed to enable shared micromobility to deliver measurable results for cities, such as fewer cars on roads, cleaner air, and more robust transportation networks that serve evolving community needs.
•Expanded Transportation Access and Efficiency: Public transit systems are restricted by their physical infrastructure and typically limited to high frequency locations. We are focused on expanding access to transportation by providing first- and last-mile connectivity and filling gaps where city services may not exist or operate with limited availability during off-peak hours. Additionally, during special events with high traveler demand or during service disruptions, we can adjust the deployment of our fleet to address changing transportation needs.
•Multimodal Fleet Reaching More Riders: We provide cities with a ‘one-stop shop’ fleet of electric vehicles that can address a variety of urban transportation challenges. For example, e-scooters are often ideal for quick trips, whereas e-bikes with baskets are comfortable for longer journeys or running errands. Across many use cases, our vehicles are designed with the rider in mind. For example, we have designed bikes with smaller frames and lower step-throughs to be more comfortable for our female riders and we have added optional thumb throttles to our e-bikes to expand availability, particularly for older riders who may find pedaling a challenge. This menu of multimodal fleet enables cities to provide tailored transportation systems that meet the needs of their residents.
Cities are increasingly seeking micromobility operators that can offer a comprehensive service, with the number of our multimodal competitive bids — encompassing e-scooters, e-bikes, and other shared vehicles — growing by 167% from 2021 to 2024.
•Reduced Congestion: Our shared micromobility fleet enables cities to ease the strain on overburdened city roads, from daily rush hours to major events like concerts and sporting events. Our fleet can alleviate car-dominated gridlock, free up street space typically lost to car parking, and act as a pressure relief valve for public transportation systems. After Paris introduced a bike sharing system and other traffic reducing techniques in the 2000s, car traffic decreased by 20% within a couple of years, reflecting the impact of shared micromobility on congestion according to the World Wide Fund for Nature. By analyzing traffic patterns and event schedules, for example, we can forecast demand spikes and pre-position our fleet when and where we believe vehicles will be most needed to help facilitate seamless mobility and reduce reliance on personal vehicles or rideshare.
•Progress Towards Sustainability Goals: Transportation accounted for approximately 30% of global greenhouse gas emissions in the United States and Europe in 2022 according to the Inventory of U.S. Greenhouse Gas Emissions and Sinks 1990–2022 and the European Environment Agency, respectively, with private cars being the top contributor. Lime’s shared micromobility vehicles offer a sustainable alternative, producing zero tailpipe emissions compared to about 400g of carbon dioxide per mile for the average car according the Environmental Protection Agency.
•Compliant and Well-Organized Operations: Permits are almost always required for us to operate in a city and typically contain a number of regulatory and operational requirements, including fleet size, deployment areas, parking restrictions, and operational metrics, which often must be reported on a monthly basis. We design our hardware, location accuracy technology, and operational strategy to comply with local city requirements. For example, our advanced geofencing technology and real-time monitoring systems are designed to promote the operation of our vehicles within designated areas, minimizing disruptions in the public way and preserving public safety. We have local customer service teams with a dedicated email alias that can quickly address questions or concerns from city officials and, for more urgent matters, provide direct access to a local experienced operations manager. Our sustained presence is reflected in the trust we’ve earned with cities we serve, as demonstrated by the fact that 90% of our revenue from 2024 was generated from cities where we have operated for four years or more.
Lime’s Competitive Advantages
The combination of our vertically integrated platform, scale, market leadership, brand awareness, efficient operating model, and network partnerships all work together to create competitive advantages for our business. Together, they have contributed to our position as a leader in the shared micromobility industry and positioned us for growth.
•Vertically Integrated Platform: Lime’s platform is designed to optimize the rider experience. Our platform seamlessly integrates government relations expertise that helps win us the right to serve a city with hardware, software, and data that drive topline growth and margin through an understanding of rider preferences and optimized vehicle availability.

•The result is a virtuous cycle where each component enhances the whole, creating operational advantages that strengthen progressively with scale.
◦Proprietary Hardware: We design and engineer our hardware in-house to optimize rider appeal while reducing the total cost of ownership of our fleet. With each generation of our electric vehicles, we seek to improve durability, repairability, and cost-efficiency.
◦Software: Our proprietary technology stack enables us to optimize the rider experience and our in-field operations. Our rider-facing software, the Rider App is designed to make riding our e-scooters and e-bikes seamless — riders can conveniently locate vehicles and pay for trips, supporting new rider adoption through easy onboarding and encouraging repeat use. Our operations-facing software, the Lime Supply App, coordinates our operations workforce and is designed to optimize their tasks to improve margin, lower maintenance costs, and increase vehicle quality and reliability for riders, which in turn contributes to more rider adoption and usage. Our IoT-enabled hardware system links our in-field vehicles to our operations software and serves two functions — empowering riders with low-latency remote control of our vehicles from their phone to lock, unlock, and pause rides, and enhancing our operations by transmitting real-time vehicle telemetry and diagnostic data that enable us to continuously monitor vehicle health, detect issues, and track assets.
◦Data: Lime’s extensive anonymized dataset offers key insights into rider behavior, vehicle performance, and city dynamics. This data drives our proprietary operations software, optimizing our fleet deployment and informing hardware design. This data also supports our regulatory compliance program by enabling adaptive software controls for responsible operation. For example, we use historical data of any missed demand and fulfilled demand in a given city or use data to automate relocation tasks for overcrowded parked fleet to more effectively guide the positioning of our vehicles. As a consequence of improved positioning, we enable more rides to take place and use data to advocate for greater parking allowances in high-demand areas, reinforcing a positive feedback loop where we benefit from even more interactions that we can measure.
◦Tech-Enabled Operations: Lime’s operations combine data-driven coordination with localized execution. Maintenance activities performed in warehouse settings support consistent vehicle quality, directly contributing to reliability and regulatory compliance. In-field resources perform deployment, retrieval, repositioning, and basic repairs, enabling rapid response to shifting demand patterns and environmental conditions. Operational activities are coordinated through the Lime Supply App, which uses data and analytics to generate tasks that we believe improve fleet availability, service quality, and compliance with city requirements. By combining data-driven task generation with local knowledge, we aim to deliver reliable, efficient, and compliant service at scale.
◦Government Relations Expertise: We have extensive policy understanding and government relations experience, which we have gained from operating across more than 230 cities around the globe in 2025. This creates a distinct advantage for our business, enabling us to better understand city-specific needs and engage city officials effectively.
•Scale and Market Leadership: Lime’s scale provides numerous benefits. Riders tend to gravitate to micromobility operators with the most city-wide vehicle availability, enabling Lime to become a preferred choice for shared micromobility in numerous cities where we operate. In turn, in connection with the permit bidding process, cities tend award permits to operators that have demonstrated high ridership, global scale, and operational and local policy expertise. Our extensive fleet in cities create high task density — which is the number of maintenance, charging, repositioning tasks available within a city — enabling our operations teams to complete more tasks per route, lowering the cost per task, increasing time efficiency, and improving unit economics. From 2021 to 2024, we performed an average of approximately 20 million operational tasks per year, the scale of which has been a key driver in improving our margins.
•Brand Awareness: Scale expands our visibility and availability, which has supported our brand awareness with the public, positioning Lime as a go-to-choice for shared micromobility while reducing the amount spent on customer acquisition costs. Our branded vehicles serve as mobile advertisements, giving us constant street-level visibility that helps reinforce this brand recognition and drive more adoption. In 2024, we spent less than 1% of our revenue on marketing expenses.
•Efficient Operating Model: Lime’s scale also enables a highly-efficient operating model, which optimizes resource allocation and reduces the cost to serve our riders. Our model also allows us to adjust operational costs to match rider demand, reducing fixed costs and allowing us to adapt to changing market conditions, including seasons. Our technology allows prioritization of tasks with the greatest return on investment and vehicle positioning to increase rider convenience, while scale brings density that reduces the cost of in-field operations.
•Network Partnerships: We benefit from a mutually exclusive partnership with Uber that allows Lime vehicles to be featured as a ride option within the Uber app in nearly all of our shared markets, providing us with direct access to Uber’s global user base. This integration acts as a highly efficient rider acquisition channel. By leveraging Uber’s existing infrastructure and rider network, we tap into an existing rider base that drives awareness without additional marketing costs. In many cities, Lime vehicle availability is integrated directly into Google Maps in certain cities through our partnership with Google, which enables consumers to discover Lime when getting directions.
Lime’s Platform Creates And Supports a Durable Network Effect
Our platform fuels network effects that drive growth and efficiency. As we increase the number of vehicles in a city, the volume of trip and telemetry data we capture also increases, which in turn enables our platform to become more intelligent with respect to missed and fulfilled demand patterns, rider routes, vehicle operations and maintenance requirements, and more. This data enables better forecasting of demand location and timing. We then strategically deploy vehicles to these high-demand areas at optimal times to improve vehicle availability and utilization. Combining fleet expansion with data-driven placement further increases vehicle utilization, driving better unit economics. This generates the capital we need to further invest in fleet expansion and research and development, as well as the performance data cities rely on to approve larger fleet caps and launch new programs. The outputs of these network effects are sustained growth, increased scale, and highly differentiated unit economics that provide a significant competitive advantage across cities.

We believe that shared micromobility is fundamentally a “winner-takes-most” industry. Much like for food delivery or ride-sharing industries, network effects amplify success in the shared micromobility industry. Just as diners prefer platforms with the most restaurant options and riders choose services with the most drivers, users tend to gravitate toward micromobility operators offering the largest, most available fleet of e-scooters and e-bikes in a city. This creates a powerful self-reinforcing cycle: a more available fleet increases density, leading to high volume of trip and telemetry data, which allows us to deliver a more reliable service. This ultimately drives utilization and attracts more riders, making the service even more valuable and appealing. Operators with an extensive fleet and robust operational networks tend to hold an important place in the market.
Growth Strategies
We believe Lime has significant room to grow our share and expand the shared micromobility market. We are focused on growing our presence in the cities we currently serve, as well as expanding to new cities. We intend to continue to innovate, launching new products and services within shared micromobility, expand our commercial partnerships, and increase rider adoption and vehicle utilization, each of which we expect will strengthen our position as a leading shared micromobility partner for cities.
•Deepen Presence in Existing Cities: We aim to grow the size of our existing fleet, which already operates in more than 230 cities, by leveraging our existing infrastructure to enhance our vehicle reliability and availability in a cost-efficient way. Higher vehicle density promotes rider confidence in their ability to conveniently access e-scooters or e-bikes when needed while concurrently improving our unit economics. Our strong partnership and long-standing operating track record with cities enable us to grow our fleet caps under city permits, as demonstrated by our 119% operational fleet retention rate in 2024.
•Reach New Cities and Countries: We entered into 16 new cities in 2024 and intend to pursue opportunities to launch our fleet in more cities, with a focus on metropolitan areas we believe will have a high return on investment. Many cities around the world still lack shared micromobility as a transportation option, and several secular trends support our expectation for continued adoption. As we enter new cities, our partnership with Uber enables us to immediately leverage their user base in such cities, and we plan to seek other partnership opportunities to continue scaling efficiently. We also benefit from a strong local reputation, as cities regularly share insights and best practices with one another, driving momentum and credibility that open doors to neighboring cities. Expanding into neighboring cities to those in which we operate enable us to leverage a fixed cost center in the centralized location of an existing city to service multiple smaller adjacent cities, which also drives improvements to our operating margins.
•Increase Engagement of Existing Riders: We believe that one of our greatest opportunities is increasing engagement and securing additional trips from our existing riders. In the past, we have increased engagement by introducing prepaid bundles and subscription programs like LimePass and Lime Prime, respectively, to cater to riders who could more frequently use Lime vehicles. These programs are designed to incentivize our riders to take more trips and convert casual riders into routine riders. As we continue to refine our insights into rider behavior and preferences, we aim to further tailor our services to better serve our existing riders and drive increased usage. Building on the success of LimePass and Lime Prime, we plan to pilot other pricing plans designed to enhance our service offerings, capture a wider range of use cases, and more effectively address the evolving needs of our riders.
•Launch New and Improved Products and Services: Innovation is at the core of how Lime operates, and we have a dedicated research and development team that iterates on vehicle design and features to continuously improve our existing fleet. This team also evaluates new modes of transportation for future launch. With each new generation of vehicles, we have enhanced our modular design to unlock additional use cases. For example, by adding cargo space to e-scooters and e-bikes, riders can now use Lime to run additional errands like grocery shopping and otherwise transporting small items. In 2024, we piloted LimeGlider for riders who may prefer the comfort of a seated vehicle combined with the effortlessness of an e-scooter. Our research and development team is continuing to pilot new vehicles and features to support new use cases like tandem riding and longer-distance travel, which we believe will drive more rider adoption and increase engagement.
•Expand Partnerships: We continue to evaluate strategic commercial partnerships to expand our market reach and broaden our rider base. As part of this initiative, we are piloting programs to support corporate campuses and exploring potential programs with higher education campuses. In addition, we are exploring potential partnerships with food delivery services to offer tailored access to our fleet through daily or weekly passes for couriers. In parallel, we will continue to collaborate with cities to maintain public-private partnerships, further fostering adoption of shared micromobility in new cities and countries.
•Strategic Acquisitions: We employ a disciplined approach to potential acquisitions, carefully evaluating opportunities that could strengthen our platform, increase the diversity of our vehicle platforms, and extend Lime’s reach into new cities. Past acquisitions have expanded our scale, driven innovation, and increased our market presence. For example, our acquisition of Jump in 2020 enabled us to re-enter the e-bike market with a superior vehicle. We will continue to explore potential target companies that can either reinforce our core operational capabilities or open new avenues that accelerate the adoption of shared micromobility. These may involve technological enhancements, local or regional expertise, or strong government relations to solidify or advance our presence in key cities or regions.
Riders
Since our inception, Lime has facilitated more than 1 billion trips for more than 105 million riders. We serve a diverse and growing rider base that relies on Lime for their mobility needs.
In most cities, our vehicles are available to anyone aged 18 and above, with the majority of riders between the ages of 18 and 45. Our riders typically fall into one of two groups:
•Routine: We serve routine riders who integrate our vehicles into their lives. A routine rider spends at least $50 annually on Lime trips, though many spend much more per year. Lime often becomes an integral part of their urban travel routines, providing seamless connectivity within a city. Typically, routine riders use our vehicles for short distance trips (under five miles), including for commuting to work or school and local travel for errands, pharmacy visits or personal appointments and as a first- and last-mile complement to public transportation. We offer a convenient and flexible transportation solution to enhance mobility within city neighborhoods.
•Casual: We also serve casual riders who may choose Lime for an engaging and interactive way to explore and enjoy a city. Visiting tourists might use our vehicles to travel between various attractions while local residents might use them to get to special events, such as concerts, festivals, or sporting events. Although casual riders typically spend less than $50 annually on Lime trips, they frequently become integral to our rider base. For example, based on internal estimates, as of January 1, 2025, over 15% of our routine riders initially experienced Lime as a casual rider during their travels and later incorporated it into their routines back home. This dynamic not only broadens our reach but also cultivates a diverse and vibrant rider community.
Our platform offers riders with a broad set of use cases beyond traditional commuting and tourism, including local commerce, errands, date nights, and attending events, which drives adoption among both casual and routine riders. When cities expect demand spikes to existing transportation infrastructure, we collaborate with cities to quickly help scale their infrastructure and expand our fleet capacity. For instance, in anticipation of heightened demand during the 2024 Olympic Games in Paris, we strategically increased our e-bike fleet in the city by 50%, temporarily bringing our total available e-bikes to roughly 15,000. This expansion helped meet the mobility needs for both attendees and residents alike, highlighting the flexibility of our operating model and our ability to integrate seamlessly into urban life. By adapting to the evolving needs of our riders, we seek to transform transportation into an enjoyable part of their day.
Cities
While shared micromobility is naturally suited for dense megacities, Lime has demonstrated success across cities of all sizes. As of December 31, 2025, we operated in over 230 cities across 29 countries, from compact regional towns to sprawling global capitals. Our unit economics succeed in a range of city sizes through strategies that tailor pricing, fleet placement, and rider incentives to the specific transportation needs of each city.
Our approach adapts to core rider motivations — compare the Gold Coast, a destination where tourism drives demand, to Stockholm, a regional hub where routine riders dominate usage. In cities like the Gold Coast, we concentrate our vehicles near landmarks, offering premium convenience and new rider oriented, pay-as-you-go discovery pricing that appeals to visitors exploring the city. This contrasts sharply with Stockholm, where we optimize for daily utility — through overnight repositioning, we strive to position our vehicles within a 5-minute walk of certain transit hubs by 7 a.m. on work days, and offer LimePass, a prepaid minute bundle program, for predictable and affordable workweek travel.

Markets

High
Tourist Destination
Megacity
$5.0B
Annual Tourism Spend
Satellite Market
Regional Hub
Low
500K
High
Addressable Local Population

Megacity:

- Addressable population >500K
- Tourism spend >$5B

Regional Hub:

- Addressable population >500K
- Tourism spend <$5B

Tourist Destination:

- Addressable population <500K
- Tourism spend >$5B

Satellite Market:

- Addressable population <500K
- Tourism spend <$5B

We categorize our cities into four city archetypes — Megacities, Tourist Destinations, Regional Hubs, and Satellites Markets — based on two primary metrics: annual spend on tourism, which we use as an indication for visitor demand, and local addressable population size, which we define as people between ages of 18 and 45 with incomes above $55,000 per year, which use as an indication for rider engagement potential.
•Megacities: Megacities are both economic hubs and tourist destinations with large local populations. They have an addressable local population above 500,000 people and have over $5 billion in annual tourism spend. Megacities include global capitals and economic centers such as London, Tokyo, Paris, Washington D.C., Chicago, Sydney, and Berlin. These cities typically have mature public transit systems and exhibit high demand for short-distance transportation.
•Tourist Destinations: Tourist Destinations have addressable local populations below 500,000 people and have over $5 billion in annual tourism spend. These cities are smaller than Megacities but have a high volume of tourist activity, such as Auckland, the Gold Coast, and St. Petersburg, Florida. For Tourist Destinations, we optimize vehicle deployment near landmarks, hotels, and popular restaurants.

•Regional Hubs: Regional Hubs are cities with addressable local populations over 500,000 people and have less than $5 billion in annual tourism spend. These cities have an attractive local population and a relatively low tourist presence. For Regional Hubs, our deployment strategy focuses on connecting residential areas with key city locations, enabling residents to commute to and from and travel within the city. Examples of Regional Hubs include Detroit, Munich, Vienna, and Stockholm.
•Satellite Markets: Satellite Markets are cities with addressable local populations under 500,000 people and have less than $5 billion in annual tourism spend. Often regional economic centers or university towns, these cities exhibit strong shared micromobility demand within compact areas. Despite their smaller size, Satellite Markets are typically near one another and benefit from operational efficiencies by leveraging resources and fleet management from more centrally located cities. Examples of Satellite Markets include Boulder and Colorado Springs, operated out of our Denver hub.
Our Suite of Vehicles
Lime develops and contract-manufactures a range of electric vehicles designed for shared urban transportation. We take a holistic approach to research and development, optimizing for quality, cost, and efficiency. We leverage data collected from hundreds of thousands of active vehicles in the field, hundreds of millions of rides, and our operations in over 230 cities worldwide to engineer vehicles that are designed to provide exceptional rider experiences, drive operational efficiency, and maximize our return on investment.
These design principles enable us to attract and retain riders, deliver high fleet availability, and reduce our total cost of ownership, which have been key contributors to Lime’s estimated average market share of approximately 26% in the countries in which we operated in 2024.
Available and Convenient Vehicles for all Riders
Lime aims to deliver convenient, reliable, and comfortable rides for as many different riders and use cases as possible. We start by offering the right vehicle for the right trip. Our e-scooters offer riders a fast and agile option for short trips in dense urban centers, while our e-bikes are comfortable and convenient for longer distances across varied terrain. On average for 2024, trips taken on our Gen4 e-bikes were 35% longer than our trips taken on our Gen4 e-scooters.
Our current fleet largely consists of our Gen4 vehicles, which launched in 2021 for e-scooters, 2022 for e-bikes, and 2024 for seated e-scooters. More than 650 million rides have been taken on Gen4 vehicles, and Gen4 e-scooters comprise the majority of our fleet globally while our Gen4 e-bikes have helped revolutionized urban travel in some of our largest markets like London and Paris.
All our vehicles are designed for safety and connectivity. Each vehicle has a high-visibility paint scheme, reflective surfaces, a redundant braking system, and auto-diagnostics based on dozens of data points collected by IoT-enabled, vehicle-mounted sensors. “Smart” features on our vehicles can include an integrated GPS and central control unit, a large display showing speed and state of charge, and a communications module that connects the vehicle to the backend platform.

Gen4 E-Scooter
Base Model

Lime deploys our award-winning Gen4 e-scooters every day in cities around the world, and as of October 2025, these e-scooters have been taken on more than 400 million rides. Designed for comfort and stability, the Gen4 e-scooter features a wide, textured footboard that allows riders to position their feet side-by-side or staggered, swept handlebars for a more natural riding position, and intuitive bike-style hand brakes with anti-slip grips. A large front wheel, fully pneumatic tires, and a dual-spring front suspension enable smooth handling on varied terrain, while a low center of gravity promotes rider stability. The e-scooter also comes equipped with a phone holder so riders can use navigation apps hands-free.

Seated Model

The Gen4 seated e-scooter has the same features as the base model, but comes with a padded seat and rear storage compartment. The seated e-scooter enables us to address previously unreached rider demographics by appealing to older or less confident riders who may seek a more comfortable and intuitive riding experience, and helps Lime unlock and expand into new cities that may desire certain vehicles. For example, interest in the seated e-scooters helped enable Lime’s launch in Japan in 2024. Standard Gen4 e-scooters can be easily converted to a seated model in-warehouse with an inexpensive retrofit kit.

Gen4 E-Bike
Base Model

Suitable to accommodate a wide range of heights of riders, the Gen4 e-bike features a low step-through frame, comfortable Dutch-style handlebars, an adjustable seat, and fully pneumatic tires on spoked wheels for stability and comfort on varied terrain. It also comes equipped with a large front basket to stow cargo and a phone holder so riders can use their phone for hands-free navigation.

Driving Operational Efficiency through Vehicle Design
We believe that operational efficiency starts with research and development. Lime’s holistic approach to vehicle design considers not only how to develop high-quality vehicles, but how to facilitate efficient operation of those vehicles in the real world.
Swappable Battery Technology
We introduced swappable batteries for our vehicles in 2020, cutting vehicle maintenance trips by approximately 86% from 2020 to 2024. Since then, we have continued to improve our swappable battery technology, which has been a key driver of operational efficiency, leading to the development of our latest high-capacity, interchangeable, and durable B40 series batteries.
•High-Capacity: The B40 series batteries doubled the range the vehicles can travel on a single charge, cutting downtime by 19% and delivering 119% more utilization from an average of 16 km travelled per battery swap to 35 km travelled per battery swap.
•Interchangeable: The B40 series batteries are interchangeable across all Lime vehicle types, simplifying battery swapping and eliminating the inefficiency of operating multiple battery types and charging equipment.
•Software-Enabled Efficiency: The B40 series batteries have sophisticated embedded software which regulates charging/discharging, monitors the battery’s state of charge, and balances battery cells.
Modular Design
Our vehicles share a common, modular design designed to maximize parts commonality across models while still enabling targeted customization may be required for certain cities or regions. Gen4 e-scooters and e-bikes share standardized, interchangeable components, including:
•Energy systems: Battery packs
•Control units: Central control unit, certain unified wiring harnesses
•Safety components: ISO-certified reflectors
•User interfaces: Full-color displays, adaptive lighting arrays
This modular design philosophy delivers synergistic benefits. Shared components across models generate economies of scale, lowering ownership costs while reducing inventory complexity through unified parts management. Standardized designs allow technicians to master one repair procedure applicable to multiple vehicle types, simplifying training and accelerating service turnaround. Strategically positioned high-wear components further streamline maintenance by optimizing access paths — preserving structural integrity while minimizing downtime during repairs, intended to help our fleet sustain peak operational readiness.
Cross-platform engineering principles further enhance lifecycle management. Iterative refinements to modular designs are guided by real-world performance data, and improvements are designed to preserve compatibility between hardware generations. This approach delivers scalable, sustainable fleet operations through service-optimized innovation.
Maximizing our Vehicle Investments
Protecting our vehicles against excessive wear, theft, and vandalism is foundational to extending their useful life and driving strong returns on our capital investments. The benefits of our ongoing investments in durability and security are clear: In 2023 and 2024, our e-scooters and e-bikes averaged an ROI Payback Period of under one year, enabling us to continue to invest in growth — a milestone achieved in significant part through these targeted investments.
•Durable Construction: Our vehicles must be able to withstand the elements and the rigors of shared use to deliver a return on investment. Stress-tested in our CNAS/IEC 17025-certified lab, we design our vehicles and their parts and materials to meet a high standard of durability. Prioritizing strength and reliability has resulted in our mean trips between failure rate increasing by 134% from 2019 to 2024.
•Robust Anti-Theft and Vandalism Measures: Vandalized or stolen vehicles increase operating costs and reduce fleet availability. In addition to tracking vehicles 24/7 with the GPS module embedded in the vehicle, Lime also aims to protect vehicles with intentional design choices such as enclosing critical components within the frame (such as brakes, wiring, central control unit), using anti-tamper security screws and seals, and designing purpose-built locks for vehicle wheels and batteries. These safety features also make the vehicles less attractive to potential unauthorized purchasers of stolen vehicles.
We also take a continuous improvement approach to both vehicle design and our operations to extend the useful life and performance of our fleet. This commitment is supported by a dedicated fleet engineering team that systematically enhances vehicle designs based on real-world operational data and rider feedback.
Our Software Experience
Software powers Lime’s business model. Our proprietary software includes the rider-facing Rider App, our operations-facing Lime Supply App, and our IoT-enabled hardware system for vehicle intelligence, each interconnected through our communications infrastructure to our backend software systems. Combined, this platform enables riders to easily locate and access vehicles and enables our local operations teams to manage our fleet efficiently.

Rider App
The lightweight and intuitive Rider App makes it easy for riders to find a vehicle, reserve it, and start and end a ride. Our goal is to give riders a low-latency experience to help them quickly access our fleet as well as provide helpful information during key moments while on a trip, such as when parking.
Getting Started
Riders can quickly register for a new account, using either their preferred Single Sign On provider, their phone number, or their email. Riders can also access Lime through their existing accounts with one of our partners like Uber. Payment options are similarly flexible — riders register a credit or debit card, use a contactless payment service like Apple Pay, connect to an online payment system like PayPal, or use specialized local payment providers.
Sign up and Payment

New Rider Orientation
Before their first ride, new riders receive a vehicle-specific tutorial that familiarizes them with how the vehicle works, encourages safe riding behavior, and highlights certain city rules.
Tutorial for starting an e-scooter ride
Locating a Vehicle
Using the Rider App, riders navigate a simple map interface to locate a vehicle. Tapping a vehicle’s icon shows its range, cost to ride, identification number, estimated distance in walking time, and provides an option to reserve the vehicle for a short period. Riders can then walk to the vehicle and scan its QR code to wirelessly unlock it and start a ride. Payment confirmation is required before the ride begins. If riders have trouble finding their vehicle, the vehicle’s “ring” function can trigger an audible alert. If friends are traveling together but only one person has the Rider App, this ‘host’ can unlock up to five vehicles at once and manage the rider permissions for their ‘guests’ using the Group Ride feature.
Ability to locate and reserve a vehicle

During the Ride
While on a trip, the Rider App displays relevant information to the rider, including parking locations, low speed zones, and no-go zones. In addition, riders see a trip timer and an option to end or pause the trip. Riders can pause a ride at any time for up to 15 minutes per pause.

9:41
Ride in progress
Van Ness Ave
Van Ness Ave
Where to?
0:03
25 mi
GHF-0RD
End ride

9:41
Ride in progress
1:21
0.2 mi
906-281
Kings County Hospital Center
Kings County Parking Garage
Clarkson Ave
Public School 235
E 37th St
E 38th St
E 40th St
Albany Ave
E 42nd St
Saint Catherine of Genoa School
You're in a no riding zone
Heads up! Your vehicle may lose power as a result of staying here any longer.
Ride or walk your vehicle out of the zone to continue or end your ride.
Got it

App interface during the ride                        Example alert from compliance software
Ending the Ride
Different cities, and sometimes even different neighborhoods within a single city, have their own parking rules. Most often, cities will require riders to park non-obstructively on the street or sidewalk or in a dedicated parking area only. When ending a trip, riders receive in-app guidance about local parking requirements and must submit a photo of their parked vehicle, which is analyzed by AI-enhanced algorithms to assess compliance. The Rider App is designed to verify compliance using both the photo and the vehicle’s GPS location. If a problem is detected, riders may get feedback to correct their parking through the Rider App.

Once the trip has ended, the vehicle locks automatically. Riders then receive a trip receipt and can rate their experience. A low rating triggers an optional feedback form to report specific issues or open a customer service ticket.

6:29
White Plains Rd
Gulf
Tere Nails
Westchester Ave Sidewalk
TD Bank
Bangla Market
Park at a parking pin to end your ride
04:18
2.3 mi
XXX-MHG
Start a group ride
End Ride

9:41
Take a photo
to end your ride
Position the scooter
within the marks

11:41
Google
Jun 26, 2024
$0.00
6:25 PM - 6:32 PM
$3.70
7 ft
06:25
How was your ride?
Why did you take this ride?
Just for fun
Commute
Other
Shopping
Dining
Submit

Ending a ride with parking check and ride review
User Profile
Riders have access to their Lime “wallet” (showing their active passes and payment options) and ride history (with receipts) in their User Panel. They can also learn more about safety information in the Safety Center, and create a ticket for customer service in the Help Center.

Wallet and ride history
Lime Supply App
The Lime Supply App serves as a dedicated tool for in-warehouse and in-field workflows. The app identifies and prioritizes tasks and generates data that is fed back into the platform for ongoing optimization. By streamlining task creations and embedding quality control steps, the Lime Supply App is designed to drive operational efficiency and maximize vehicle availability.
Operational activities supported through the app include battery swaps, vehicle deployment and retrieval, repositioning, in-field repairs, diagnostics, and warehouse-based maintenance. The Lime Supply App uses machine learning to optimize the creation and sequencing of these tasks to deliver strong return on investment. For example, our algorithms determine the optimal state of charge at which to swap a battery by incorporating future forecast demands, weather signals, and historical usage patterns. This allows us to optimize charging costs by reducing unnecessary charge expenses and helps us avoid missing rider demand by ensuring the battery is fully charged.

Field and warehouse execution is carried out by employees, logistics providers, and contingent workers, who complete tasks through in-app workflows. Task metadata — such as completion rate and time to complete — is fed back into the platform to further refine performance.

9:41
Tasks
Dropspots
Reserved (1)
Union St
PARK SLOPE
7 Av
6
2
2
2

9:41
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Reserved (2)
Completed
UNFINISHED
Swap • SB1
Detecting new battery...
Swap • CC1
Do you want to proceed?
Start
NEEDS DEPLOYMENT
Move • SK2
Unlocked! Deploy at a hotspot to finish.
Retrieve • MM1
Check-in to warehouse by 12:00.

9:41
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15:05
F St NW
Repair AWN9N7
Gen3.5 scooter • 52%
#599 #457 #603
Task Created 8 days ago
Last GPS update 1 hour ago
Last ride 8 days ago
Priority Highest
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Drum brake lock disconnect #599
Main battery missing #457
Offline #603
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9:41
Scooter • 209
Vehicle
History
STATUS
Operational State Reserved
Status Out of Service
Connection State Online
Location Update 9 mins ago
Signal Strength Good
Lock State Locked
Battery Level 6%
Current Error Code 0000
Last Checkout 6 days ago

9:41
Repair report
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HEAD
Brake cable - needs adjustment
Brake cable - physically damaged
Brake lever - missing
Brake lever - needs adjustment
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Tire inflation
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Task workflow and reporting

Lime IoT System
Delivering reliable rider experiences and efficient operations require Lime’s vehicles to be network connected to our software backend. Every vehicle is equipped with an IoT-enabled hardware system consisting of an onboard computer, a GPS module, and mobile connectivity which provide precise vehicle geolocation and enforce parking and riding rules.
Precise Vehicle Geolocation
Real-time location data of our vehicles is critical to both the rider experience and fleet efficiency. Every Lime vehicle has an embedded GPS module, and we seek to continually improve both the hardware and embedded software to increase both stationary and on-trip location accuracy.
Controlling Vehicle Performance
All of our electric vehicles are controlled by a central control unit, which functions as the vehicle’s on-board computer that runs our proprietary software and controls the motor, reacts to rider behavior, and processes data collected from embedded sensors. The central control unit also executes commands received from the Rider App or the Lime Supply App, such as unlocking the vehicle.
Tech-Enabled Operations
Lime’s operations integrate employees, logistics providers, and contingent workers, all supported by data and technology designed to optimize efficiency, compliance, and service quality. Fleet activities such as deployment, retrieval, repositioning, charging, and maintenance are carried out across in-field and in-warehouse settings.
Operational activities are heavily guided by technology. The Lime Supply App applies data and algorithms to create and prioritize tasks that we believe will optimize return on investment and deliver the highest quality trip at the lowest possible cost and make optimal use of our workforce. The task management system in the Lime Supply App identifies the expected cost of an operational task and the downstream revenue we expect that task could generate to determine which tasks to prioritize. For example, our systems will automatically create high value tasks which involve signaling the need to reposition vehicles from one location to another within a city if our algorithms indicate that the downstream revenue from another location is higher, net of the costs to move the vehicle.
We apply data-driven dynamic task creation across a number of other tasks as well, including battery swapping and repairs. For example, our technology is designed to assess acceleration rates to understand which vehicles may have low tire pressure and to assess deceleration rates relative to brake handle position to identify and anticipate which vehicles may need brake adjustments. Certain repairs can be completed in the field, which improves vehicle quality and uptime. This helps lower our costs by avoiding a return-to-warehouse workflow and helps increase revenue by optimizing vehicle availability.
We recognize the importance of local execution in supporting day-to-day fleet management and maintenance. Lime seeks to reflect the communities we serve by engaging employees, logistics providers, and contingent workers locally across our markets. We also work with community organizations on initiatives that promote local engagement and broaden economic participation, reinforcing our commitment to being a trusted and collaborative partner in the cities where we operate.
Sales and Marketing
Lime sells to cities and markets to riders. Our sales efforts begin with cities, which generally must grant a permit to micromobility operators to launch their services in the public right of way. Once active in a city, our marketing and communications strategy ranges from leveraging the expanding visibility and availability of our vehicles as mobile advertisements for the Lime brand to community-building events and activations that provide brand-driven audience growth. We have expanded our reach through earned public relations, social media, and high-impact viral brand moments, all of which has fueled cultural momentum.
Opening and growing markets
Lime employs a consultative selling approach to establish, win, retain, and grow our micromobility operations. We couple our global experience, differentiated technology, and product offerings with deep knowledge of local priorities, policies, and politics to cultivate effective, long-term city partnerships that have propelled a competitive advantage.
Market Entry and City Engagement
Lime’s local government relations team establish and nurture meaningful relationships with governments in the cities where Lime seeks to operate. We start by laying the groundwork for new market entry, working as a trusted third-party advisor to local governments as they shape shared micromobility program parameters. Shared micromobility is a nascent industry, and few cities know what regulations they need before establishing a successful shared micromobility program. We work with cities to adapt global best practices to their local needs.
Securing Market Access through Competitive Bid Processes
Most cities require micromobility operators to secure a permit before deploying vehicles into the public right of way. Lime excels at navigating the competitive bid processes for permits. Our pitch to cities combines an understanding of local policy priorities to craft a compelling proposal that highlights our proprietary hardware and software, extensive data, global operational experience, strong compliance track record, and stable financial profile.
Retention and Renewal
Lime has a strong track record of retaining permits in cities, quickly becoming a core shared micromobility partner once we enter a market. We leverage our strong compliance record, vehicle utilization, and superior hardware to win permit renewals and grow our fleet once we are active in a market, often beyond the permit’s initial parameters.
Fleet Growth and Market Share Expansion
As trust builds between a city and a micromobility operator, there are often opportunities to grow fleet sizes during the course of the permit operating period. Initially, cities typically grant similar number of fleet caps to all permitted micromobility operators. Over time, fleet size increases are generally awarded based on performance, such as meeting utilization or compliance metrics set forth in the permit. Lime has a strong track record of securing these fleet increases by leveraging our proprietary advanced technology, operational efficiency, and a strong compliance record. In Seattle, for example, the first competitive permit to operate 500 e-scooters was awarded to Lime and two other operators in 2020. Five years later, Lime is permitted to operate 10,500 vehicles, while one other operator is permitted for 2,000.
Lime has been able to replicate this approach in other cities. In 2024, we recorded 69 instances of fleet cap increases that were exclusive to Lime resulting in an average increase to our fleet cap of 450 vehicles per city, helping to strengthen our competitive advantage and grow our market share.
We expect our ability to win permits in new cities and grow our fleet within existing cities, driven by performance and compliance, to be a key lever for Lime’s future growth and market leadership.
Rider marketing
Once operational in a city, Lime’s iconic vehicles serve as mobile advertisements, keeping Lime top of mind for new and existing riders as well as non-riding members of the public. We support and bolster our on-street presence in a city with strategic, earned public relations and rider-focused partnerships and activations to engage and retain riders.
Organic Presence
Lime enjoys significant brand visibility due to the scaled presence of our e-scooters and e-bikes in urban environments. This widespread exposure contributes to a high level of unaided brand awareness. As we grow our presence in cities, we participate in local events as well as host brand experiences to bring new riders into the funnel and engage our loyal riders. Lime’s cultural presence leads to high-profile, unpaid endorsements and viral marketing opportunities. Celebrity sightings and mentions of Lime in pop culture are examples of no-cost activations that drive awareness and reinforce our brand’s value and appeal. This combination of broad public awareness, our strong public relations strategy, and organic, unpaid viral marketing contributes to our low baseline marketing costs, which represented less than 1% of revenue in 2024. The high visibility of Lime e-scooters and e-bikes encourages habitual usage of existing riders, reinforces brand awareness, and encourages observers to become active users through consistent visual reinforcement.
Marketing
Lime limits marketing spend by focusing on organic growth, public relations and high-impact, strategic partnerships. A key driver of user acquisition is word-of-mouth referrals and internal referral programs. This organic approach is highly cost-effective, leveraging existing rider satisfaction to attract new users. Our Group Ride program facilitates social riding experiences and introduces new users to the platform through existing riders. According to a survey we conducted, in 2024, 62% of our most valuable riders said their group ride companions have gone on to become Lime riders themselves. This, coupled with strategic partnership campaigns such as the 2025 “Liming to Love” partnership with Bumble, enable Lime to acquire riders with relatively low marketing expenditures. Once onboarded to the platform, Lime seeks to enhance retention of riders with offerings such as LimePass, which allow riders to purchase discounted ride minutes, offered at different increments, customized by city or a subscription plan.
Uber Partnership
Through Lime’s mutually exclusive partnership with Uber, Lime vehicles are featured as a ride option within the Uber app in nearly all of our shared markets. This integration acts as a high-efficiency rider acquisition channel. By leveraging Uber’s existing infrastructure and user network, we tap into an existing rider base that drives awareness without additional marketing costs. Lime is also the sole transportation provider on Uber’s premium subscription platform, Uber One, opening our service to Uber’s most loyal user base. By positioning Lime as a natural extension of Uber’s transportation network, our partnership allows Lime to strategically target consumers already invested in shared mobility, driving adoption in new and existing cities. At the same time, Uber’s reputation for reliability also extends to Lime, encouraging riders who already trust Uber to view Lime as a dependable choice from the start.
Research and Development
Our research and development strategy focuses on advancing our proprietary hardware and software that powers our vertically integrated platform. At Lime we are constantly innovating to improve the experience for riders and cities alike. We use extensive data from our vehicles and rides to inform and rapidly develop new features in our software, enabling us to push updates across our platform and vehicles, reducing friction for riders. Our longer-term research and development strategy revolves around developing new vehicles and enhancing existing vehicles to enable us to consistently address the evolving mobility needs of cities and rider preferences. Our global scale and efficient operating model allows us to invest to maintain our technological and business advantages. Specifically, we are focused on investing in the following three areas:
•Hardware Innovation: We design and engineer our vehicles, including our proprietary e-scooters, e-bikes, and seated e-scooters, in-house to elevate the rider experience, lower total cost of ownership, and prioritize safety and efficiency. To elevate the rider experience, we design components and features that improve comfort and convenience, including low step on/off/through heights for ease of vehicle access and swept handlebars to support longer rides. To reduce our total cost of ownership, we focus on customized and redesigned components for durability and maintainability, such as parts that can be shared between generations of e-scooters and e-bikes to streamline inventory management, and focusing on universal designs that optimize our ability to redeploy any vehicle in our fleet seamlessly into any nearby cities or regions.
•Software Innovation: Our software is designed to be user friendly for both our operations workforce who use the Lime Supply App and our riders who use the Rider App. In software our research and development initiatives are also driven by our advanced data strategy. Since inception, we have invested in developing sophisticated data acquisition and analysis capabilities, including algorithms that leverage our proprietary telemetry data which support our precise demand forecasting. Our research and development strategy also focuses on developing predictive analytical techniques and machine learning to further optimize the efficiency of our operations. We continuously develop new methods to extract greater value from our data assets.
•Talent Investment: As our technological advantage has been core to our success, we continuously invest in talent in research and development. Our research and development team is composed of a highly skilled workforce focusing on both hardware and software design and development. We employ mechanical and electrical engineers and industrial designers who develop our hardware products and software, IoT, and embedded software engineers who focus on our software systems. We plan to continue expanding our headcount to deepen our expertise and broaden our capabilities in all areas across our platform. We believe this strategic growth in our research and development team is crucial for addressing new opportunities and bringing novel, impactful innovation to market.
As a direct consequence of our strategic investments, we anticipate that our research and development expenses will increase on an absolute dollar basis. This sustained investment underscores our commitment to maintaining our competitive edge in the market.
Operations and Support
Lime focuses on delivering excellent customer service to both cities and riders. Typically, our local operations team, which includes government relations and operations staff, meets with city officials on a monthly basis to review the micromobility program and present periodic reports on usage, adoption, or other trends. City officials can also contact our local operations team through a dedicated email or phone number to ask questions, request operational changes — such as adjusting geofenced zones for a special event — or report issues for the operations team to address. City officials also have direct access to an experienced local operations manager for more urgent matters. Lime’s trust and safety team also maintains a portal for local law enforcement to raise issues or request data related to any road safety or other incidents.
Riders can access our customer service teams via the Rider App, the Lime website, phone, email, and social media. We operate a globally distributed customer service team with local language coverage that uses customer service tools such as Zendesk to track and address concerns raised by riders or members of the public. Riders are also invited to rate their ride at the end of each trip, and a low rating after a trip triggers an optional feedback form for riders to report specific issues or open a customer service ticket. Additionally, consecutive low ratings on a particular vehicle will prompt the vehicle to be deactivated until a member of the local operations workforce inspects the vehicle and certifies it for use.
In addition to investing the resources required to promptly resolve city and rider concerns, Lime also uses technology to track and analyze quantitative and qualitative feedback received by cities, members of the public, and riders. We use these data to continuously improve our service and inform the ongoing development of our platform and the rider experience.
Trust and Safety
We have a dedicated trust and safety team to handle incident responses around the globe. Our goal is to be the safest micromobility operator in the industry. Even while the number of riders and vehicles has increased over time, the rate at which incidents are reported has declined. From 2021 through October 2025, 99.99% of Lime rides ended without a reported incident.
Safety is a shared responsibility among Lime, our riders, and the cities we serve. The three safety pillars that guide our shared responsibility-approach are safe vehicles, safe behavior, and safe streets.
•Safe Vehicles: At Lime, we design our vehicles entirely in-house. We take pride in designing and deploying safe vehicles that support rider visibility, confidence, and stability. Each vehicle type is uniquely engineered with rider experience and safety at the forefront. All vehicles feature high-contrast green and white paint schemes, are equipped with lights and reflectors, and have audible warning devices. Vehicles are carefully tuned for smooth and predictable acceleration and equipped with redundant braking systems with enclosed cabling. For example, the Gen4 e-scooter features a wide footboard, a low center of gravity, swept handlebars with anti-slip grips, and a large pneumatic front wheel. The Gen4 e-bike includes a step-through frame, an adjustable seat, and pneumatic spoked wheels for enhanced stability.
•Safe Behavior: We work to inform and educate riders to ride safely, comply with local laws, and avoid conduct that puts themselves or others at risk. New riders gain access to a vehicle-specific safety tutorial and have the option to engage a beginner “Training Mode” that provides a slower vehicle operating experience until they become more confident riders. Moreover, we may activate in-app educational features and safety quizzes tailored for local rules and regulations, multichannel safety campaigns, and our signature First Ride Academies safety course to reinforce safety and compliance. Through ongoing rider engagement, we encourage our riders to wear helmets through several channels, including in-app and on-vehicle messaging, giving helmets away at events, and offering riders incentives through our in-app “Helmet Selfie” feature.
•Safe Streets: We partner closely with cities to support initiatives that enhance urban mobility and public safety. For example, local law enforcement have a dedicated portal to reach our trust and safety team to raise issues or request data related to any road safety or other incidents. By leveraging the data collected from our rides, we work with our government and community partners to identify traffic safety challenges and advocate for infrastructure improvements, including bike lanes, that protect low-speed road users and encourage more people to cycle, scoot, and walk.
Intellectual Property
Our intellectual property is an important component of our business. To establish and protect our proprietary rights, we rely on a combination of patents, trademarks, copyrights, domain names, social media handles, trade secrets, know-how, license agreements, confidentiality procedures, non-disclosure agreements with third parties, employee disclosure and invention assignment agreements, and other intellectual property and contractual rights.
As of June 30, 2025, we had 51 issued U.S. patents and approximately 59 issued patents outside of the United States, with approximately 11 pending U.S. patent applications, and 63 pending patent applications outside of the United States. Our patent portfolio reflects our investment in the innovation in our fleet of proprietary electric vehicles and the feature-set of our service offering. Similarly, our trademark program is designed to preserve and protect our global brand and marketing efforts, consisting of 23 registered trademarks in the United States and 141 trademarks registered in jurisdictions outside of the United States, in each case as of June 30, 2025. In addition, we hold certain common law rights in and to certain Lime brand assets in the United States and non-U.S. jurisdictions. We have registered domain names that we use in or relate to our business, such as the li.me domain name and country code top level domain name equivalents.
Regulation
As of December 31, 2025, we operated in over 230 cities across more than 29 countries, which subject us to a variety of complex laws, rules, and regulations. These laws and restrictions are dynamic due to the evolving nature of shared micromobility as an industry.
In most cities where we operate, we are required to obtain a permit for our operations. In addition, our vehicles are subject to classification and regulation for safety, insurance, and general operability. We are also subject to other many other laws and regulations governing issues such as worker classification, labor and employment, anti-discrimination, payments, product liability, environmental protection, personal injury, intellectual property, data protection, data privacy, AI, consumer protection and warnings, marketing, taxation, cybersecurity, competition, unionizing and collective action, arbitration agreements, worker confidentiality obligations, terms of service, mobile application accessibility, and money transmittal.
These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. See the sections titled “Risk Factors,” including the sections titled “—Risks Related to Our Business and Industry—Our business depends in large part on securing permits to operate. Our inability to obtain or renew permits could adversely affect our business, financial condition, results of operations, and prospects,” “—Risks Related to Our Business and Industry —Our business depends on retaining permits to operate and our inability to retain permits or comply with the terms of permits could adversely affect our business, financial condition, results of operations, and prospects,” “—Risks Related to our Technology and Intellectual Property—Our platform contains third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could disrupt our riders’ ability to access our platform,” “—Risks Related to our Technology and Intellectual Property—We rely on third-party payment processors to process payments made by riders on the Rider App, and if we cannot manage our relationships with such third parties and other payment-related risks, our business, financial condition, results of operations, and prospects could be adversely affected,” and “—Risks Related to Legal, Regulatory and Insurance Matters,” for additional information about the laws and regulations we are subject to and the risks to our business associated with such laws and regulations.
Permitted Operations
In most markets we serve, we are required to obtain a permit for our operations. Permits are typically secured following a competitive bid process or licensing process where one to three micromobility operators are often selected by the city for a defined operating period. Permit requirements can address topics such as vehicle type, fleet size, operating zones, parking rules, specific vehicle requirements, helmet use and other safety requirements, insurance, and other matters, and can vary significantly by location based on population density, transportation infrastructure, local policy priorities, and other factors. Permits may also require reporting obligations on a micromobility operator’s operational metrics in the city, which often must be reported on a monthly basis.
Permits are typically issued for an initial operating period of one to two years, and thereafter may be renewed either by automatic extension or through a renewal process specific to the particular city. Permits may be generally be revoked by a city at any time, with or without cause and in some cases, without notice to us.
Compliance with the issued permit is required for continued operations in a city and an increased likelihood of renewal of the permit. Regulators have broad discretion to change the requirements and to determine compliance during the operating period. Failure to comply with any of the requirements may result in a city unilaterally revoking our permit to operate. For a discussion of risks related to our permits, see “Risk Factors—Risks Related to Our Business and Industry—Our business depends in large part on securing permits to operate. Our inability to obtain or renew permits could adversely affect our business, financial condition, results of operations, and prospects.” and “Risk Factors—Risks Related to Our Business and Industry—Our business depends on retaining permits to operate and our inability to retain permits or comply with the terms of permits could adversely affect our business, financial condition, results of operations, and prospects.”
Apart from specific vehicle and traffic regulations, the micromobility industry is not currently broadly regulated. However, currently applicable regulations could potentially be superseded by state or federal legislation in the future. See “Risk Factors—Risks Related to Our Business and Industry—Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business, financial condition, results of operations, and prospects.” To bring more clarity and certainty to the micromobility industry, we engage with policymakers and advocate for legislation that establishes standards for the micromobility industry and enables our riders to continue to benefit from shared micromobility.
Vehicle Regulation
Beyond permit-specific requirements, aspects of Lime’s vehicles, components, and maintenance operations must adhere to certain product-specific safety and operational standards from local, regional, and federal authorities. These may include specifications regarding size, weight, acceleration, speed, braking, lighting, control systems and electrical safety standards, as well as any local regulations related to battery safety, charging, storage and safe handling.
We must also comply with federal, state, local and foreign environmental and safety laws and regulations including those that address materials, recycling/second-use, waste handling, and end-of-life processing for both vehicles and batteries.
Employees
As of December 31, 2025, we had a total of 1,096 employees worldwide. In addition to our employees, we rely on logistics providers and contingent workers to support our logistics and operations. These engagements allow us to adjust coverage in response to seasonal demand fluctuations and help maintain service quality in our cities.
Competition
The markets we operate in are fiercely competitive and rapidly evolving, shaped by fragmented regulations, shifting rider preferences, and a crowded landscape of local, regional, and multinational operators — many of which are hyper-focused on niche geographies. Success hinges on scaling efficiently across borders while navigating operational complexity. We believe our vertically integrated platform — combining hardware, software, data, tech-enabled operations, and government relations expertise — positions us to drive growth and remain competitive in this dynamic environment.
While micromobility solutions like ours can sometimes compete with public transit and ride-hailing for short urban trips, we believe we ultimately complement these systems by filling critical gaps — serving as first- and last-mile connectors, reducing congestion, and extending the reach of traditional transportation networks to create a more seamless, integrated urban mobility ecosystem. Though walking remains the most available and sustainable option for very short distances, shared micromobility bridges the gap for trips just beyond comfortable walking range, offering speed and convenience without sacrificing sustainability.
Within the shared micromobility industry, Lime faces competition from:
•Global Micromobility Operators: We define global operators as businesses with micromobility solutions available in cities on at least three continents. This includes major players of e-scooter and e-bike operators, like Bird, Bolt, and Neuron Mobility (merged with Beam Mobility). These operators’ fleets of e-scooters and e-bikes are available in multiple cities and regions, often vying for permits and market share. Docked solutions operators include Lyft, who we compete with for riders and trips.
•Local Operators: Local micromobility operators in specific cities or countries often have a deep understanding of local regulations and community needs and leverage their “hometown hero” position to win share of fleet permits.
•Subsidized Municipal Operators: Many cities and municipalities outside of the United States operate or heavily subsidize their own bike-sharing programs, viewing them as part of their public transportation infrastructure. For example, Vélib in Paris receives significant subsidies to ensure affordability and availability. These programs often integrate with existing public transit systems and aim to serve a broader public good, sometimes making them more affordable or more widely available in certain areas than private operators. Some subsidized micromobility operators and other traditional bike-sharing systems, such as Citi Bike (owned by Lyft), utilize docked stations where vehicles must be picked up and returned to specific docking stations. These systems can be publicly or privately owned and are often integrated with public transport networks.
Facilities
In November 2025, we entered into a lease that expires in May 2031 for approximately 29,000 gross square feet of office space in San Francisco, California, which will serve as our corporate headquarters, with occupancy expected to commence in the second quarter of 2026. We lease additional office and operational space in the United States and around the world, including in our most significant markets. We lease facilities that we use for operations at or near cities in which we operate. We do not own any warehouses or other real property. We believe that these facilities are generally suitable to meet our needs.
Legal Proceedings
We are currently involved in, and may in the future be involved in, legal proceedings, claims, and government investigations in the ordinary course of business. These include proceedings, claims, and investigations relating to, among other things, personal injury and product liability matters, regulatory matters, commercial matters, intellectual property, competition, tax, employment, pricing, discrimination, consumer rights, and property rights.
In the ordinary course of our business, various parties have from time to time claimed, and may claim in the future, that we are liable for damages related to accidents or other incidents involving riders using or who have used services offered on our platform, as well as those involving third parties. We are currently named as a defendant in a number of matters related to accidents or other incidents involving riders on our platform and third parties. We may also be liable to cities by way of indemnity obligations that may include an obligation to cover the expenses of claims made against a city related to our offerings. We maintain insurance policies (subject to self-insured retentions) which are intended to protect us against material loss. There is currently no pending or threatened legal proceeding that individually, in our opinion, is likely to have a material impact on our business, financial condition or results of operations; however, results of litigation and claims are inherently unpredictable and legal proceedings related to such accidents or incidents, individually or in the aggregate, could have a material impact on our business, financial condition, results of operations, and prospects.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information regarding our executive officers and directors as of December 31, 2025:

Name	Age	Position(s)
Executive Officers and Employee Director:
Wayne Ting	42	Chief Executive Officer and Director
Joseph Kraus	53	President
Ann Gugino	54	Chief Financial Officer

Non-Employee Directors:
Zhoujia “Brad” Bao	51	Chairman of Board of Directors and Co-Founder
Andrew Macdonald	41	Director
Brandon Pedersen	59	Director
Jim Rowan	60	Director
Sarah Smith	48	Director
______________
(1)Member of the audit committee.
(2)Member of the compensation committee.
(3)Member of the nominating and corporate governance committee.
Executive Officers and Employee Director
Wayne Ting has served as our Chief Executive Officer and as a member of our board of directors since May 2020. From October 2018 to May 2020, Mr. Ting served as our Global Head of Operations and Strategy. Mr. Ting previously served as Chief of Staff to the Chief Executive Officer for Uber Technologies, Inc. (“Uber”), a ridesharing technology company, from July 2017 to October 2018. Mr. Ting also held the position of General Manager for Uber’s Northern California operations from 2015 to 2017. Before joining Uber, Mr. Ting served as a Senior Policy Advisor at the National Economic Council in the White House from May 2012 to May 2014. Mr. Ting has served on the board of Cimpress PLC, a multinational technology company, since May 2025. Mr. Ting holds an M.B.A. from Harvard Business School and a B.A. in Political Science and Government from Columbia University.
We believe Mr. Ting is qualified to serve as a member of our board of directors because of the perspective and experience he brings as our Chief Executive Officer.
Joseph Kraus has served as our President since November 2018. Mr. Kraus served as Partner for Google Ventures, a venture capital firm, from October 2009 to November 2018 and as Director of Product Management at Google Inc. (now Alphabet Inc.), from November 2006 to October 2009. Mr. Kraus previously served as Chief Executive Officer of JotSpot, Inc., a wiki software company, from June 2003 to October 2006. Mr. Kraus holds a B.A. in Political Science from Stanford University.
Ann Gugino has served as our Chief Financial Officer since December 2023. Ms. Gugino previously served as Chief Financial Officer of Papa John’s International, Inc., a pizza delivery restaurant chain, from October 2020 to May 2023. From May 2018 to October 2020, Ms. Gugino served as Senior Vice President of Financial Planning and Analysis at Target Corporation, a retail corporation. From January 2000 to May 2018, Ms. Gugino held roles of increasing responsibility at Patterson Companies, Inc., an international distributor, including Executive Vice President and Chief Financial Officer from November 2014 to April 2018. Ms. Gugino began her career at Ernst & Young LLP, where she worked from

December 1994 to December 1999. Ms. Gugino holds an Executive M.B.A from Northwestern University Kellogg School of Management and a B.S. in Accounting from the University of Wisconsin–Eau Claire.
Non-Employee Directors
Zhoujia “Brad” Bao is one of our co-founders and has served as chairman of our board of directors since May 2020. Mr. Bao previously served as our Chief Executive Officer from July 2017 to May 2020. Mr. Bao co-founded One Market Inc. (DBA Pear.us), an e-commerce technology platform, in July 2021 and has served as its Chief Executive Officer since its founding. Mr. Bao previously served as Managing Partner of Kinzon Capital from September 2013 to April 2017. Mr. Bao also served in various roles between 2005 to 2013 for Tencent Holdings Limited, a multimedia technology company. Mr. Bao also serves as a director or board member of several private companies. Mr. Bao holds an M.B.A. from the University of California, Berkeley, Haas School of Business and a B.B.A. in International Marketing from Wuhan University.
We believe Mr. Bao is qualified to serve as a member of our board of directors because of the perspective and experience he brings as our co-founder.
Andrew Macdonald has served as a member of our board of directors since June 2022. Mr. Macdonald has served as President and Chief Operating Officer of Uber since June 2025. Mr. Macdonald previously served as Uber’s Senior Vice President, Head of Global Mobility from 2019 to June 2025 and held various general management and regional leadership roles between 2012 and 2019. Mr. Macdonald was a consultant at Bain & Company, a consulting firm, between 2007 to 2010 and later co-founded multiple early-stage private companies. He has served on the boards of Maple Leaf Foods Inc., a multinational consumer packaged meats and food production company, since May 2023. Mr. Macdonald also served previously on the board of Careem Technologies Holding Ltd., a technology company, from 2023 to July 2025 and Rise Asset Development, a microfinancing company, from August 2019 to December 2023. Mr. Macdonald holds an H.B.A. from the Ivey Business School at Western University.
We believe Mr. Macdonald is qualified to serve on our board of directors because of his extensive experience in the technology industry.
Brandon Pedersen has served as a member of our board of directors since August 2025. Mr. Pedersen has served as Executive Vice President and Chief Financial Officer of Alaska Air Group, Inc., an airline company, from June 2010 to March 2020 and as their Vice President Finance and Corporate Controller from 2003 to 2010. Prior to his positions at Alaska Air, Mr. Pedersen served as audit partner at KPMG LLP from 2001 to 2003 and at Arthur Anderson LLP from 2001 to 2000. He has served on the boards and audit committees of Trivago N.V., a global online hotel search and booking site company, Saltchuk, a family of private transportation and distribution companies, and Expeditors International of Washington, Inc., a global logistics provider, since July 2024, April 2021, and February 2022, respectively. Mr. Pedersen holds a B.A. in Business Administration (Accounting) and a B.A. in Economics from the University of Washington.
We believe Mr. Pedersen is qualified to serve on our board of directors because of his extensive experience in the transportation sector as well as the perspectives he brings from his tenure as a chief financial officer of a public company.
Jim Rowan has served as a member of our board of directors since September 2025. Mr. Rowan has served as Chief Executive Officer at Volvo Cars, a multinational manufacturer of luxury vehicles, from March 2022 to April 2025. Mr. Rowan has also served as Chief Executive Officer at Ember Technologies, Inc., a temperature control brand and technology platform, from February 2021 to March 2022. Mr. Rowan served as Chief Operating Officer at Dyson, a multinational technology company, from 2012 to 2017, Chief Executive Officer from 2017 to 2020 and as a director from 2012 to 2020. Mr. Rowan has served as a director for several public and private companies, including Volvo Cars, Henkel GMBH and Nanofilm PTE. Mr. Rowan holds a Master’s degree in Business with specialization in supply chain management and logistics from Northumbria University. Mr. Rowan also holds an HNC in Mechanical and Production Engineering from Glasgow Caledonian University.
We believe that Mr. Rowan is qualified to serve our board of directors because of his significant global experience as a technology executive.
Sarah Smith has served as a member of our board of directors since June 2020. Ms. Smith founded and has served as Managing Partner of Sarah Smith Fund, a venture capital firm, since October 2022. Ms. Smith previously served as Partner of Bain Capital Ventures, a venture capital firm, from May 2018 to May 2022. Ms. Smith previously served as Vice President of Sales, Operations, Human Resources and Recruiting of Quora, a global social network, from August 2012 to September 2017. Ms. Smith also serves as a board observer or board member of several private companies. Ms. Smith holds an M.B.A. from Stanford University Graduate School of Business and a B.M. in Music Education from the University of Wisconsin-Madison.
We believe Ms. Smith is qualified to serve as a member of our board of directors because of her expertise and experience working with and investing in technology companies.
Family Relationships
There are no family relationships among any of our executive officers or directors.
Board Structure and Composition
Director Independence
Our board of directors currently consists of 6 members. Our board of directors has determined that all of our directors, other than Mr. Ting and          , qualify as independent directors in accordance with Nasdaq rules. Mr. Ting is not considered independent by virtue of his position as our executive officer. Under Nasdaq rules, the definition of independence includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by Nasdaq rules, our board of directors has made a subjective determination as to each independent director that no relationships exist that, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s relationships as they may relate to us and our management.
Classified Board of Directors
In accordance with our amended and restated certificate of incorporation, which will be effective immediately prior to the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:
•The Class I directors will be                 and                , and their terms will expire at the annual meeting of stockholders to be held in               ;
•The Class II directors will be                 and                , and their terms will expire at the annual meeting of stockholders to be held in               ; and
•The Class III directors will be                 and                , and their terms will expire at the annual meeting of stockholders to be held in               .

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.
Voting Arrangements
The election of the members of our board of directors is currently governed by our voting agreement, as amended, that we entered into with certain holders of our capital stock (“voting agreement”) and the related provisions of our current amended and restated certificate of incorporation and current bylaws. Pursuant to our voting agreement, current amended and restated certificate of incorporation and current bylaws, Messrs. Ting and Bao were elected by holders of our common stock, voting as a single class; Ms. Smith was elected by our board of directors to the seat designated for nomination by the holders of our Series 1-A convertible preferred stock, Series 1-A1 convertible preferred stock, Series 1-B convertible preferred stock, Series 1-C convertible preferred stock and Series 1-D convertible preferred stock (collectively, the “Series 1 convertible preferred stock”), voting together as a single class; Mr. Macdonald was elected by our board of directors to the seat designated for nomination by Uber; and each of Messrs. Pedersen and Rowan was elected as an independent director nominated by mutual approval of each other member of our board of directors.
Our voting agreement will terminate and the provisions of our current amended and restated certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering. After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation, or removal.
Role of Board in Risk Oversight Process
Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.
Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also approves or disapproves any related person transactions. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. The risk oversight process also includes receiving regular reports from our committees and members of senior management to enable our board of directors to understand our risk identification, risk management, and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, cybersecurity, strategic and reputational risk.

Board Committees
Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, our board of directors will have three standing committees: an audit committee; a compensation committee; and a nominating and corporate governance committee. Each committee is governed by a charter that will be available on our website following completion of this offering. Members serve on these committees until their resignation or until otherwise determined by our board of directors.
Audit Committee
Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, the members of our audit committee will consist of Brandon Pedersen,               , and              . Brandon Pedersen will be the chairperson of our audit committee. The composition of our audit committee meets the requirements for independence under the current listing standards of Nasdaq and Rule 10A-3 of the Exchange Act. Each member of our audit committee is financially literate. In addition, our board of directors has determined that               is an “audit committee financial expert” within the meaning of the SEC rules. This designation does not impose on such directors any duties, obligations, or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:
•appointing, retaining, compensating and overseeing the work of our independent registered public accounting firm;
•assessing the independence and performance of the independent registered public accounting firm;
•reviewing with our independent registered public accounting firm and management the scope and results of the firm’s annual audit of our financial statements as well as any issues or analysis of our financial statements presentation, selection, or application of accounting principles, and the effect of regulatory and accounting initiatives on our financial statements;
•overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the financial statements that we will file with the SEC;
•pre-approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•reviewing policies and practices related to risk assessment and management, including with respect to fraud risk management, legal and regulatory compliance risk and cybersecurity and data privacy risk;
•overseeing our incident response plans and material breach disclosures and data privacy risk management program and policies;
•reviewing and discussing our accounting and financial reporting policies and practices and accounting controls, as well as compliance with legal and regulatory requirements;
•reviewing, overseeing, approving, or disapproving any related-person transactions;
•reviewing with our management the scope and results of management’s evaluation of our disclosure controls and procedures and management’s assessment of our internal control over financial reporting, including the related certifications to be included in the periodic reports we will file with the SEC; and
•establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls, or auditing matters, or other ethics or compliance issues.

Compensation Committee
Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, the members of our compensation committee will consist of               ,               , and               .               will be the chairperson of our compensation committee. Each of               ,               , and               is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act and meets the requirements for independence under the current listing standards of Nasdaq. Our compensation committee is responsible for, among other things:
•reviewing and approving the compensation of our executive officers, including reviewing and approving corporate goals and objectives with respect to compensation;
•authority to act as an administrator of our equity incentive plans;
•reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans;
•reviewing and recommending that our board of directors approve the compensation for our non-employee board members; and
•establishing and reviewing general policies relating to compensation and benefits of our employees.
Nominating and Corporate Governance Committee
Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, the members of our nominating and corporate governance committee will consist of               ,               , and               .             will be the chairperson of our nominating and corporate governance committee.               ,               , and               meet the requirements for independence under the current listing standards of Nasdaq. Our nominating and corporate governance committee is responsible for, among other things:
•identifying and recommending candidates for membership on our board of directors, including the consideration of nominees submitted by stockholders, and on each of the board’s committees;
•reviewing and recommending our corporate governance guidelines and policies;
•reviewing proposed waivers of the code of business conduct and ethics for directors and executive officers;
•overseeing the process of evaluating the performance of our board of directors; and
•assisting our board of directors on corporate governance matters.
Code of Business Conduct and Ethics
In connection with this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers, and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. Upon completion of this offering, the full text of our code of business conduct and ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to our code of business conduct and ethics, or any waivers of such code, on our website or in public filings.
Indemnification and Insurance
We maintain directors’ and officers’ liability insurance. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions limiting the liability of directors and officers and indemnifying them under certain circumstances. We have entered or will enter into indemnification agreements with each of our directors and officers to provide our directors and officers with additional indemnification and related rights. See the section titled “Description of Securities—Limitations on Liability and Indemnification Matters” for additional information.
Compensation Committee Interlocks and Insider Participation
None of the members of our board of directors who will serve on our compensation committee upon the effectiveness of the registration statement of which this prospectus forms a part is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past fiscal year has served, as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

EXECUTIVE AND DIRECTOR COMPENSATION
This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. In 2025, our “named executive officers” and their positions were as follows, who included our principal executive officer and the two most highly compensated executive officers (other than our principal executive officer):
•Wayne Ting, Chief Executive Officer;
•Joseph Kraus, President; and
•Ann Gugino, Chief Financial Officer.
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.
Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for the years ended December 31, 2024 and December 31, 2025.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Total ($)
Wayne Ting, Chief Executive Officer	2025	516,767	—	1,940,040	—	2,456,807
	2024	500,000	3,504,824	—	500,000	4,504,824
Joseph Kraus, President	2025	331,124	—	765,000	—	1,096,124
	2024	331,124	557,649	—	66,225	954,998
Ann Gugino, Chief Financial Officer	2025	516,767	—	765,000	—	1,281,767
	2024	500,000	—	—	375,000	875,000
______________
(1)Amounts reflect the full grant-date fair value of stock awards and stock options granted during 2024 and 2025, computed in accordance with ASC Topic 718 (which for the stock options that vest based on certain market conditions, reflects the full grant date fair value, as adjusted to reflect any reduction in value that is appropriate for the probability that the market condition might not be met and the shares not earned), rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock awards and option awards made to executive officers in Note 11 to our audited consolidated financial statements included elsewhere in this prospectus.
(2)Amounts of annual bonuses earned by each named executive officer in 2025 have not yet been determined or paid; the certification of performance achievement will occur in early 2026. For 2025, Messrs. Ting’s and Kraus’ and Ms. Gugino’s bonus targets were $520,000, $165,562, and $260,000, respectively. See the section titled “—Narrative to Summary Compensation Table—2025 Bonuses” below.

Narrative to Summary Compensation Table
2025 Salaries
The named executive officers receive a base salary to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.
2025 Bonuses
In 2025, each of Messrs. Ting and Kraus and Ms. Gugino was eligible to earn an annual cash bonus targeted at $520,000, $165,562, and $260,000 respectively. Pursuant to our annual cash bonus program, each named executive officer was eligible to earn his or her annual bonus based on the attainment of pre-established annual company and individual performance objectives. The actual achieved bonus amounts earned by Messrs. Ting and Kraus and Ms. Gugino, respectively, in 2025 will be determined and paid in early 2026 based on the achievement of company and individual performance objectives.
The actual annual cash bonuses awarded to each named executive officer for 2025 performance are set forth above in the section titled “—Summary Compensation Table” in the column titled “Non-Equity Incentive Plan Compensation.”
Equity Compensation
Certain of our named executive officers currently hold stock option awards granted pursuant to the 2017 Stock Incentive Plan, as amended (the “2017 Plan”) that were granted in 2025.
On March 24, 2025, Messrs. Ting and Kraus and Ms. Gugino were each granted an award of 95,100,000, 37,500,000 and 37,500,000 RSUs, respectively. The RSUs have two vesting requirements, (i) a liquidity event requirement which will be satisfied upon the completion of this offering and (ii) a time-based requirement which will be satisfied as to 1/12th of the RSUs on each quarterly anniversary of March 15, 2025 over three years, subject to the named executive officer’s continued service through each applicable vesting date.
Upon the completion of this offering, we intend to adopt a 2026 Incentive Award Plan, referred to below as the 2026 Plan, in order to facilitate the grant of cash and equity incentives to our directors, employees (including our named executive officers) and consultants and certain of our affiliates and to enable us and certain of our affiliates to obtain and retain the services of these individuals, which is essential to our long-term success. For additional information about the 2026 Plan, please see the section titled “—Equity Incentive Plans” below.
Other Elements of Compensation
Retirement Plans
We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. We did not make any matching contributions on behalf of our named executive officers in 2025. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Employee Benefits and Perquisites
Health/Welfare Plans. All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:
•medical, dental and vision benefits;
•medical and dependent care flexible spending accounts;
•short-term and long-term disability insurance; and
•life insurance.
Perquisites. We determine whether to provide perquisites on a case-by-case basis and will provide a perquisite to a named executive officer when we believe it is necessary to attract or retain the named executive officer. We did not provide any perquisites to our named executive officers in 2025.
No Tax Gross-Ups
We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by us.
Outstanding Equity Awards at Fiscal Year-End
The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2025.

			Option Awards					Stock Awards
Name	Vesting Commencement Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested	Market Value of Shares or Units of Stock that Have not Vested ($)(1)
Wayne Ting	10/12/2018		15,000,000	—	—	0.0078	10/28/2028
	9/1/2019		7,000,000	—	—	0.0078	8/26/2029
	9/12/2019		5,000,000	—	—	0.0078	9/14/2029
	5/22/2020		462,941,665	—	—	0.0078	7/21/2030
	5/22/2020		5,804,830	—	—	0.0078	9/28/2030
	9/15/2019		5,000,000	—	—	0.0078	9/14/2029
	5/23/2024	(2)	131,944,444	118,055,556	—	0.0171	5/22/2034
		(3)	—	—	50,000,000	0.0171	5/22/2034
	3/15/2025	(6)						95,100,000	4,945,200
Joseph Kraus	5/22/2020		2,515,427	—	—	0.0078	9/28/2030
	3/1/2024	(4)	31,250,000	18,750,000	—	0.0162	3/22/2034
	3/15/2025	(6)						37,500,000	1,950,000
Ann Gugino	12/11/2023	(5)	99,999,999	50,000,001	—	0.0149	12/14/2033
		(3)	—	—	50,000,000	0.0149	12/25/2029
	3/15/2025	(6)						37,500,000	1,950,000
______________
(1)Amounts are calculated by multiplying the number of unvested shares shown in the table by $0.0520, which was the per share fair market value of our common stock as of December 31, 2025.
(2)The shares subject to the stock option vest monthly in substantially equal installments over three years, subject to the applicable named executive officer’s continued service through each applicable vesting date.
(3)The shares subject to the stock option will fully vest and become exercisable on the 10th day after both of the following conditions are achieved, subject to the named executive officer’s continued service through such date and provided they are both satisfied within six years of the grant date: (i) the completion of this offering and (ii) the shares of our common stock trading publicly at or above a price per share that would result in our market capitalization at or above $4,000,000,000 for at least 90 consecutive trading days.
(4)The shares subject to the stock option vest monthly over three years, with 1/48th of the total shares subject to the option vesting during the first year, 1/24th of the total shares subject to the option vesting monthly during the second year and 1/48th of the total shares subject to the option vesting during the third year, subject to the applicable named executive officer’s continued service through each applicable vesting date.
(5)The shares subject to the stock option vest over three years, with 1/3rd of the shares subject to the option vesting on the first anniversary of the vesting commencement date and 1/36th of the shares subject to the option vesting on each monthly anniversary thereafter, subject to the applicable named executive officer’s continued service through each applicable vesting date.
(6)The RSUs vest based on the satisfaction of two requirements: (i) a liquidity event requirement, which will be satisfied upon the completion of this offering, and (ii) a time-based requirement that is satisfied as to 1/12th of the RSUs on each quarterly anniversary of the vesting commencement date over a three-year period, subject to the applicable named executive officer’s continued service through each applicable vesting date.
Executive Compensation Arrangements
Executive Employment Arrangements
Each of our named executive officers is party to an offer of employment that provides for position, salary, eligibility to receive annual cash bonus, eligibility to participate in employee benefit plans, and a one-time grant of time-based and/or performance-based options to purchase certain of our shares. As a condition of employment, each offer of employment requires the execution of, and compliance with, a Confidential Information and Invention Assignment Agreement which provides for perpetual confidentiality obligations, assignment of inventions, non-competition obligations during the term of employment, no conflict with any prior relationships and commitments and, for Ms. Gugino only, non-solicitation of any Company employees during the term of employment and 12 months thereafter.
Additionally, the offer of employment for Mr. Ting provides for the amendment to the exercisability of certain existing option awards and the amendment to the maturity date, recourse structure and interest rate of an existing promissory note by and between Mr. Ting and us. Further, upon termination by us without “cause” or Mr. Ting’s resignation for “good reason,” Mr. Ting is entitled to (i) salary continuation and payment of monthly COBRA premiums, in each case, for a period of six months following the termination date and (ii) accelerated vesting of certain option awards, which have vested prior to the date hereof, in each case, subject to Mr. Ting (1) returning of all of our property in his possession, (2) resigning from any director position with us or any of our subsidiaries and (3) timely executing and not revoking a prescribed form of release of claims. The offer of employment also provides for certain equity acceleration upon qualifying termination in connection with a “change in control,” which is superseded by our CIC Severance Plan (as defined below).
The offer of employment for Mr. Kraus provides that upon termination by us without “cause” or Mr. Kraus’s resignation for “good reason,” subject to his timely execution of a release of claims, Mr. Kraus will be entitled to receive (i) a lump-sum payment equal to six months of the applicable then-current base salary, (ii) payment or reimbursement for COBRA premiums until the six-month anniversary of the termination date and (iii) the accelerated vesting of unvested awards as though Mr. Kraus’s employment had continued for an additional six months following the termination date. The offer of employment further provides for certain equity acceleration upon qualifying termination in connection with a “change in control,” which is superseded by our CIC Severance Plan.
The offer of employment for Ms. Gugino provides that if Ms. Gugino’s employment is terminated by us without “cause,” she is entitled to receive a lump-sum payment equal to six months of her then-current base salary, in each case, subject to Ms. Gugino (i) returning all our property in her possession, (ii) resigning from any officer or director position with us or any of our subsidiaries, and (iii) timely executing and not revoking of a mutual general release of claims in favor of us and our officers and directors. The offer of employment further provides for certain equity acceleration upon a qualifying termination in connection with a “change in control,” which is superseded by our CIC Severance Plan.

Lime Executive Severance Plan
We maintain the Lime Executive Severance Plan (the “CIC Severance Plan”) pursuant to which executives designated by our board of directors and/or our compensation committee with at least six continuous months of service, including the named executive officers, are eligible to receive certain severance entitlements upon qualifying terminations.
Pursuant to the CIC Severance Plan, if a named executive officer’s employment is involuntarily terminated by us without “cause” or if a named executive officer resigns for “good reason,” in each case, within three months prior to or 24 months following a “change in control” (each such term, as defined in the CIC Severance Plan), then, subject to the named executive officer’s timely execution and non-revocation of a general release of claims and continued compliance with any post-employment obligations, including any restrictive covenants, the named executive officer will be eligible to receive (i) a lump-sum payment equal to 24 months of base salary and monthly target bonus for Mr. Ting and 12 months of base salary and monthly target bonus for each other named executive officer, (ii) a pro-rata lump-sum payment of the named executive officer’s target annual bonus for the year in which the termination occurs based on the number of days elapsed in the year through the date of termination, (iii) accelerated vesting of any then-outstanding and unvested time-based equity awards, effective as of immediately prior to the date of termination, (iv) continued healthcare coverage for 24 months for Mr. Ting and 12 months for each other named executive officer, and (v) 12 months of career transition support.
Pursuant to the CIC Severance Plan, in the event that any amounts payable to a named executive officer are subject to an excise tax pursuant to Section 280G or Section 4999 of the Code, the named executive officer will receive either (i) the full amount of such payments or (ii) such payments reduced to the least extent necessary to prevent the application of such excise tax, whichever will result in the greatest after tax benefit to the named executive officer.
Director Compensation
Prior to the effectiveness of the registration statement of which this prospectus forms a part, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors. We have, however, paid our non-employee directors cash fees for their services as members of our board of directors as set forth in the table below. Mr. Bao is party to board services agreement, dated as of October 18, 2025, that amends, restates, and renames his prior transition agreement with us and, solely with respect to certain provisions thereunder, Uber, dated as of August 17, 2020 (the “A&R Transition Agreement”). From the period from January 1, 2025 through October 18, 2025, Mr. Bao was entitled to an annual board service advisory fee of $200,000, payable in equal monthly installments (and pro-rated through October 18, 2025), and a monthly cash payment of $478 for healthcare coverage assistance. However, in 2025, Mr. Bao did not receive any monthly cash payments for healthcare coverage assistance. Pursuant to the A&R Transition Agreement, for the remainder of 2025, Mr. Bao was entitled to our standard director compensation package consisting of (i) an annual cash retainer of $45,000, paid quarterly, and (ii) an annual equity award valued at $225,000, granted in the form of RSUs, which vest in full on the one-year anniversary of the grant date thereof.
In addition, Messrs. Rowan and Pedersen, who joined our board in 2025, were entitled to receive our standard director compensation package consisting of (i) an annual cash retainer of $45,000, to be paid quarterly (and pro-rated for their partial service in 2025), and (ii) an annual equity award of 2,134,185 RSUs for Mr. Rowan, and 2,489,882 RSUs for Mr. Pedersen, each of which shall vest upon the satisfaction of two vesting criteria: (i) a liquidity event requirement which will be satisfied upon the completion of this offering, and (ii) a time-based schedule which will be satisfied as to 100% of the RSUs on the one-year anniversary of the vesting commencement date, subject to the applicable director’s continued service through the applicable vesting date.
We have also reimbursed our directors for expenses associated with attending meetings of our board of directors and committees of our board of directors.

Director Compensation Table for Fiscal Year 2025
The following table sets forth information regarding the compensation of our non-employee directors for the year ended December 31, 2025.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	Stock Awards ($)(1)	Total ($)
Zhoujia Bao	159,148	—	—	159,148
Andrew Macdonald	—	—	—	—
Brandon Pedersen(2)	26,731	—	71,456	98,187
Jim Rowan(3)	21,016	—	61,251	82,267
Sarah Smith	—	—	—	—
______________
(1)Amounts reflect the full grant-date fair value of RSUs granted during 2025 computed in accordance with ASC Topic 718. We provide information regarding the assumptions used to calculate the value of all stock awards made to directors in Note 11 to our audited consolidated financial statements included elsewhere in this prospectus.
(2)Mr. Pedersen joined our board of directors in August 2025.
(3)Mr. Rowan joined our board of directors in September 2025.
The table below shows the aggregate numbers of option awards (exercisable and unexercisable) and unvested stock awards held as of December 31, 2025 by our directors.

Name	Options Outstanding at Fiscal Year End	Unvested Restricted Shares Outstanding at Fiscal Year End
Zhoujia Bao	—	—
Brandon Pedersen	—	2,489,882
Jim Rowan	—	2,134,185
Andrew Macdonald	—	—
Sarah Smith	—	—
Equity Incentive Plans
2017 Stock Incentive Plan
The 2017 Plan was adopted by our board of directors, effective as of February 7, 2017, with an initial reserve of 3,185,130 shares of our common stock available for future awards, and was amended effective as of each of March 6, 2017, July 3, 2018, October 29, 2018, November 21, 2018, January 24, 2019, February 27, 2019, November 26, 2019, May 6, 2020, February 10, 2021, February 10, 2022, December 17, 2022, March 23, 2024 and March 24, 2025. There are currently 9,639,990,530 shares of our common stock reserved for future issuance under the 2017 Plan for awards.
Administration. The 2017 Plan is administered by our board of directors, or a committee thereof appointed by the board of directors and composed of one or more members of board of directors. The plan administrator has the authority, in its discretion, to, among other things, (i) select the service providers to whom awards may be granted from time to time, (ii) determine whether and to what extent awards are granted, (iii) determine the number of shares of common stock or the amount of other consideration to be covered by each award, (iv) approve the forms of award agreements for use under the 2017 Plan, (v) determine all terms and conditions of awards, (vi) establish additional terms, conditions, rules, or procedures to accommodate the rules or laws of non-U.S. jurisdictions and to afford grantees favorable treatment under such rules or laws, (vii) amend the terms of any outstanding award, (viii) construe and interpret the terms of the 2017 Plan and awards thereunder and (ix) take such other action as the administrator deems appropriate and make all determinations contemplated by the 2017 Plan. Any decision made, or action taken, by the administrator or in connection with the administrator of the 2017 Plan are final, conclusive and binding on all persons having an interest in the 2017 Plan.
Eligibility. Our employees, consultants, directors of our parents, subsidiaries and any other entity in which we or our subsidiary holds a controlling interest through one or more intermediaries (“Related Entities”) are eligible to receive awards under the 2017 Plan, provided that only employees of us or our parents or subsidiaries may be granted awards intended as incentive stock options.
Share Reserve. An aggregate of 9,639,990,530 shares of our common stock may be issued under the 2017 Plan, and up to 9,639,990,530 shares of common stock may be issued upon the exercise of incentive stock options. Any common stock covered by an award that is forfeited, canceled or expires is deemed not to have been issued for purposes of determining the maximum aggregate number of shares of common stock which may be issued under the 2017 Plan. If unvested shares of common stock are forfeited or repurchased by us, such shares of common stock will become available for future grant under the 2017 Plan. Any shares of common stock covered by an award which are surrendered in payment of the award exercise price or in satisfaction of tax withholding obligations related to an award will be deemed not to have been issued for purposes of determining the maximum number of shares of common stock which may be issued under the 2017 Plan, unless otherwise determined by the administrator. To the extent an award is paid out in cash rather than in shares of common stock, such cash payment will not result in reducing the number of shares of common stock available for issuance under the 2017 Plan.
Awards. The 2017 Plan provides that the plan administrator may grant or issue stock options, restricted stock, or restricted stock units under the 2017 Plan to eligible service providers. In general, awards granted under the 2017 Plan may not be sold or otherwise transferred except by will, in accordance with the laws of descent and distribution or, other than with respect to incentive stock options, during the lifetime of the applicable grantee, to the extent and in the manner authorized by the administrator, by gift or pursuant to a domestic relations order to members of the grantee’s immediate family.
•Stock Options. Stock options may be granted to any eligible person, provided that incentive stock options may only be granted to our employees or employees of our parents, subsidiaries or Related Entities (as such term is defined in the 2017 Plan), subject to the 2017 Plan and such restrictions as may be determined by the plan administrator and set forth in an applicable award agreement. The exercise price of stock options granted to employees, directors or consultants will be determined by the plan administrator and set forth in an applicable award agreement; provided that such exercise price may not be less than fair market value of a share on grant date (or 110% of fair market value with respect to incentive stock options granted to employees holding 10% or more of our total combined voting power). No stock option award may have a term of more than ten years following the date of grant.
•Restricted Stock. Restricted stock may be granted to any eligible person and made subject to such restrictions as may be determined by the plan administrator. Recipients of restricted stock, unlike recipients of options or RSUs, will generally have the right to receive dividends or other distributions paid with respect to shares of common stock, if any, prior to the time when the restrictions lapse; however, any dividends or distributions paid in shares of common stock or other property will be subject to the same restrictions on transferability and forfeitability as the shares of common stock of the restricted stocks with respect to which they were paid.
•Restricted Stock Units. Restricted stock units may be awarded to any eligible person, subject to vesting or forfeiture conditions during the applicable restriction period(s) established by the plan administrator. Shares of common stock underlying RSUs will not be issued until the RSUs have vested, and, if provided by the plan administrator, dividends may be paid currently or credited to an account for the participant, may be settled in cash, additional restricted stock units and/or shares of common stock and may be subject to the same restrictions on transfer or forfeitability as the RSUs with respect to which the dividends are paid.
Adjustments of Awards. Subject to any required action by our stockholders, the number of shares of common stock covered by each outstanding award, and the number of shares of common stock which have been authorized for issuance under the 2017 Plan but as to which no awards have yet been granted or which have been returned to the 2017 Plan, the exercise price of each such outstanding award, any repurchase price that applies to shares of common stock pursuant to the terms of a repurchase right under an award agreement, as well as any other terms that the administrator determines require adjustment will be proportionately adjusted for (i) any increase or decrease in the number of issued shares of common stock resulting from a stock split, reverse stock split, stock dividend, recapitalization, combination or reclassification of the shares of common stock, or similar transaction affecting the shares of common stock, (ii) any other increase or decrease in the number of issued shares of common stock effected without receipt of consideration by us, or (iii) any other transaction with respect to common stock including a corporate merger, consolidation, acquisition of property or stock, separation (including a spin-off or other distribution of stock or property), reorganization, liquidation (whether partial or complete) or any similar transaction. In the event of a distribution of cash or other assets to stockholders other than a normal cash dividend, the administrator will also make such adjustments or substitute, exchange or grant awards to effect just adjustments. In connection with the foregoing adjustments, the administrator may, in its discretion, prohibit the exercise of stock options or other issuance of shares of common stock, cash or other consideration pursuant to awards during certain periods of time.
Corporate Transaction. In the event of any merger or consolidation in which we are not the surviving entity (except for a transaction the principle purpose of which is to change the state in which we are incorporated), the sale, transfer or other disposition of all or substantially all of our assets, the complete liquidation or dissolution of us, any reverse merger or series of related transactions culminating in a reverse merger in which we are the surviving entity (but the shares of common stock outstanding immediately prior to such merger are converted or exchanged by virtue of the merger into other property or in which securities possessing more than fifty percent of the total combined voting power of our outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merger), the acquisition by any person or related group of persons of beneficial ownership of securities possessing more than fifty percent of the total combined voting power of our outstanding securities, or a change in control of us, each outstanding award will be treated as the administrator determines in its discretion including that (i) the awards will be assumed or substantially equivalent awards will be substituted by the acquiring or succeeding entity with appropriate adjustments as to the number and kind of shares, exercise prices and purchase prices, (ii) upon written notice to the a participant, the award will terminate upon or immediately prior to the consummation of such transaction, (iii) outstanding awards will vest and become exercisable, realizable, payable, settled or restrictions will lapse, in whole or in part prior to or upon consummation of such transaction, and to the event administrator determines, terminate upon or immediately prior to the effectiveness of such transaction, (iv) an award will be terminated in exchange for an amount of cash and/or property equal to the amount that would have been attained upon the exercise of such award or realization or settlement of the participant’s rights as of the date of the occurrence of the transaction, the replacement of such award with other rights or property selected by the administrator in its sole discretion, or (v) any combination or none of the foregoing.
Amendment and Termination. The board of members may amend, suspend or terminate the 2017 Plan at any time (subject to stockholder approval if required in accordance with the 2017 Plan) provided that no amendment of the 2017 Plan will adversely affect any outstanding award without the consent of the affected participant.
2026 Incentive Award Plan
We intend to adopt the 2026 Plan, subject to approval by our stockholders, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. Following this offering and in connection with the effectiveness of the 2026 Plan, the 2017 Plan will terminate and no further awards will be granted under the 2017 Plan. However, all outstanding awards under the 2017 Plan will continue to be governed by their existing terms.
The material terms of the 2026 Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the 2026 Plan and, accordingly, this summary is subject to change.
Eligibility and Administration. Our employees, consultants and directors, and employees, consultants and directors of our subsidiaries will be eligible to receive awards under the 2026 Plan. Following our initial public offering, the 2026 Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, determine eligibility to participate in, and adopt rules for the administration of, the 2026 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2026 Plan, including any vesting and vesting acceleration conditions.
Limitation on Awards and Shares Available. An aggregate of                     shares of our common stock will be available for issuance under awards granted pursuant to the 2026 Plan, which shares may be authorized but unissued shares, or shares purchased by us in the open market. The number of shares available for issuance will be increased by (i) the number of shares available under the 2017 Plan and the number of shares represented by awards outstanding under our 2017 Plan that expire, lapse or are terminated, exchanged for or settled in cash, surrendered, repurchased, cancelled without having been issued in full or forfeited following the effective date of the 2026 Plan, with the maximum number of shares to be added to the 2026 Plan equal to           shares, and (ii) an annual increase on the first day of each calendar year beginning January 1, 2027 and ending on and including January 1, 2036, equal to the lesser of (A)     % of the aggregate number of shares of common stock outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by our board of directors; provided, however, that no more than                     shares of stock may be issued upon the exercise of incentive stock options (“ISOs”).
The following counting provisions will be in effect for the share reserve under the 2026 Plan:
•to the extent that an award (including an award under the 2017 Plan, or a Prior Plan Award) terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2026 Plan;
•to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2026 Plan or Prior Plan Award, such tendered or withheld shares will be available for future grants under the 2026 Plan;
•to the extent shares subject to SARs are not issued in connection with the stock settlement of SARs on exercise thereof, such shares will be available for future grants under the 2026 Plan;
•to the extent that shares of our common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2026 Plan;
•the payment of dividend equivalents in cash in conjunction with any outstanding awards or Prior Plan Awards will not be counted against the shares available for issuance under the 2026 Plan; and

•to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2026 Plan.
The 2026 Plan provides that, commencing with the calendar year following the calendar year in which the effective date of the 2026 Plan occurs, the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of the grant under ASC Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any calendar year may not exceed the amount equal to $1,000,000 for the non-employee director’s first year of service and $750,000 for each year of the non-employee director’s service thereafter.
Awards. The 2026 Plan provides for the grant of stock options, including ISOs, nonqualified stock options (“NSOs”), restricted stock, restricted stock units, performance shares, other incentive awards, stock appreciation rights (“SARs”), and cash awards. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2026 Plan. Certain awards under the 2026 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2026 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.
•Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. Incentive stock options, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of incentive stock options granted to employees holding 10% or more of our total combined voting power), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of incentive stock options granted to employees holding 10% or more of our total combined voting power). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.
•SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.
•Restricted Stock and Restricted Stock Units. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. Restricted stock units are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying restricted stock units may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and restricted stock units may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

•Other Stock or Cash Based Awards. Other stock or cash based awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards.
Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.
Certain Transactions. The plan administrator has broad discretion to take action under the 2026 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2026 Plan and outstanding awards. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.
Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments. The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any clawback policy implemented by us to the extent set forth in such clawback policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2026 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2026 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.
Plan Amendment and Termination. Our board of directors may amend or terminate the 2026 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2026 Plan. Stockholder approval is not required for any amendment that “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No incentive stock options may be granted pursuant to the 2026 Plan after the tenth anniversary of the effective date of the 2026 Plan, and no additional annual share increases to the 2026 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2026 Plan will remain in force according to the terms of the 2026 Plan and the applicable award agreement.
2026 Employee Stock Purchase Plan
In connection with the offering, we intend to adopt the ESPP, which will become effective on the day the ESPP is adopted by our board of directors. The material terms of the ESPP, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the ESPP and, accordingly, this summary is subject to change.
Components. The ESPP is comprised of two distinct components in order to provide increased flexibility to grant options to purchase shares under the ESPP to U.S. and to non-U.S. employees.

Specifically, the ESPP authorizes (1) the grant of options to U.S. employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code, (the “Section 423 Component”), and (2) the grant of options that are not intended to be tax-qualified under Section 423 of the Code to facilitate participation for employees located outside of the United States who do not benefit from favorable U.S. tax treatment and to provide flexibility to comply with non-U.S. law and other considerations (the “Non-Section 423 Component”). Where possible under local law and custom, we expect that the Non-Section 423 Component generally will be operated and administered on terms and conditions similar to the Section 423 Component.
Administration. Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions by the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.
Share Reserve. The maximum number of shares of our common stock which will be authorized for sale under the ESPP is equal to the sum of (a)         shares of common stock and (b) an annual increase on the first day of each fiscal year beginning in fiscal year 2027 and ending in fiscal year 2036, equal to the lesser of (i)         % of the shares of our common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares of common stock as determined by our board of directors; provided, however, no more than           shares of our common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.
Eligibility. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries on the first day of the offering period, or the enrollment date. Our employees (and, if applicable, any employees of our subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.
Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than 15% of their compensation. Such payroll deductions may be expressed as a whole number percentage, and the accumulated deductions will be applied to the purchase of shares on each purchase date. However, a participant may not purchase more than          shares in each offering period and may not subscribe for more than $           in fair market value of shares of our common stock (determined at the time the option is granted) during any calendar year. The ESPP administrator has the authority to change these limitations for any offering period. Notwithstanding the foregoing, a participant may be granted rights under the ESPP only if such rights, together with any other rights granted to such participant under our “employee stock purchase plans”, any parent or any subsidiary, as specified by Section 423(b)(8) of the Code, do not permit such participant’s rights to purchase our stock or any parent or subsidiary thereof to accrue at a rate that exceeds $25,000 of the fair market value of such stock (determined as of the first day of the offering period during which such rights are granted) in accordance with Section 423(b)(8) of the Code.
Offering. Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering period be longer than 27 months in length. The option purchase price will be set forth in the offering document but shall not be lower than either 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date.
Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.
A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.
A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.
Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger or Asset Sale. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least ten business days prior to the new purchase date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least ten business days prior to the new exercise date.
Amendment and Termination. Our board of directors may amend, suspend or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.
Clawback Policy
In connection with this offering, we have adopted an incentive compensation recovery policy, or a clawback policy, that is compliant with Nasdaq rules, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS
The following includes a summary of transactions since January 1, 2023 and any currently proposed transactions, to which we were or are to be a participant, in which (i) the amount involved exceeded or will exceed $120,000; and (ii) any of our directors, executive officers or holders of more than 5% of our capital stock, or any affiliate or member of the immediate family of the foregoing persons or entities, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the section titled “Executive and Director Compensation.”
We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that we would pay or receive, as applicable, in arm’s-length transactions.
Investors’ Rights Agreement
We are party to an investors’ rights agreement which provides, among other things, certain holders of our capital stock, including Uber and entities affiliated with Andreessen Horowitz, both of which holds more than 5% of our outstanding capital stock, with the right to demand that we file a registration statement or request that their shares of our capital stock be included on a registration statement that we are otherwise filing. See the section titled “Description of Securities—Registration Rights” for more information regarding these registration rights.
Right of First Refusal
Pursuant to certain of our equity compensation plans and certain agreements with our stockholders, including a right of first refusal and co-sale agreement with certain holders of our capital stock, including Uber and entities affiliated with Andreessen Horowitz, both of which holds more than 5% of our outstanding capital stock, Mr. Bao, our co-founder and chairman of our board of directors, and Mr. Kraus, our President, we or our assignees have a right to purchase shares of our capital stock which certain stockholders propose to sell to other parties. This right under the right of first refusal and co-sale agreement will terminate upon the effectiveness of the registration statement of which this prospectus forms a part.
Since January 1, 2023, we have not exercised our right of first refusal in connection with secondary sales of shares of our capital stock, including sales by certain of our executive officers or holders of more than 5% of our outstanding capital stock.
Voting Agreement
We are party to a voting agreement under which certain holders of our capital stock, including Uber and entities affiliated with Andreessen Horowitz, both of which holds more than 5% of our outstanding capital stock, have agreed as to the manner in which they will vote their shares of our capital stock on certain matters, including with respect to the election of directors. Upon the effectiveness of the registration statement of which this prospectus forms a part, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.
Integration Agreement
We are a party to an integration agreement with Uber, which holds more than 5% of our outstanding capital stock, pursuant to which Uber agreed to allow riders to access our e-scooters and e-bikes through mobile applications distributed by Uber and its subsidiaries. We receive revenue for these bookings and pay a service fee to Uber in exchange. During the years ended December 31, 2023 and 2024 and the           ended            , 2025, we received revenue of $73.5 million, $108.2 million and $          , respectively, and paid service fees to Uber of $4.4 million, $12.5 million and $         , respectively, pursuant to the integration agreement.

Lock-Up Side Letter
On October 4, 2023, in connection with the integration agreement, we entered into a lock-up side letter (the “Uber Lock-Up”) with Uber pursuant to which, Uber agreed, among other things, that it will not without our prior written consent, subject to certain customary exceptions, lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or transfer or dispose of, directly or indirectly, (i) any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock held by Uber immediately prior to the date of this prospectus (the “Uber Shares”) for one year following the date of this prospectus (“Uber First Lock-up Expiration Date”), (ii) for the period commencing on the Uber First Lock-up Expiration Date and ending on the date that is eighteen months after the date of this prospectus (“Uber Second Lock-up Expiration Date”), more than 25% of the Uber Shares in the aggregate, and (iii) for the period commencing on the Uber Second Lock-up Expiration Date and ending on the date that is two years after the date of this prospectus, more than 50% of the Uber Shares in the aggregate. The restrictions in the side letter shall terminate on the earliest to occur of: (i) the date that is two years after the date of this prospectus, (ii) the termination of the integration agreement, or (iii) upon certain liquidation events under our charter.
2020 Notes
From May through June 2020, we issued the 2020 Notes (as defined below) pursuant to a note purchase agreement or a note and warrant purchase agreement, as applicable, in the aggregate principal amount of approximately $170.0 million, of which an aggregate principal amount of $85.0 million was issued to Uber (the “2020 Uber Note”), which holds more than 5% of our outstanding capital stock, and an aggregate principal amount of $14.3 million was issued to certain entities affiliated with Andreessen Horowitz (the “2020 a16z Notes”), which hold more than 5% of our outstanding capital stock. The 2020 Notes accrue non-compounding interest at a rate of 4.0% per annum and mature seven years following the date of issuance, unless earlier converted pursuant to their terms.
During each of the years ended December 31, 2023 and 2024, the 2020 Uber Note and the 2020 a16z Notes accrued interest in the amounts of $3.4 million and $0.6 million, respectively. During the          ended          , 2025, the 2020 Uber Note and the 2020 a16z Notes accrued interest in the amounts of $     million and $     million, respectively. As of           , 2025, the outstanding aggregate principal amount of the 2020 Uber Note and the 2020 a16z Notes was $           million and $           million, respectively. See the section titled “Description of Securities—2020 Notes” for additional information.
2021 Notes
Between October and November 2021, we issued the 2021 Notes pursuant to a note purchase agreement (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time, the “2021 NPA”), in the aggregate principal amount of $417.6 million to certain investors, of which an aggregate principal amount of $50.0 million was issued to Uber (the “2021 Uber Note”). The 2021 Notes, as amended, mature five years following the date of issuance, unless earlier converted pursuant to their terms. The 2021 Notes initially accrued interest at a rate of 4.0% per annum, which increased by 0.5% in April 2023, by an additional 1.0% in October 2023 and by 1.0% every six months thereafter, up to a maximum rate of 8.0%. As of           , 2025, the interest rate on the 2021 Notes was          %. Interest accrued is payable semi-annually in arrears commencing in October 2022, at our election, either by adding such accrued interest amount to the outstanding principal amount of the 2021 Notes (such addition, a “PIK interest payment”) or in the form of cash.
To date, we have elected to pay the interest accrued in the form of PIK interest payments. During the years ended December 31, 2023 and 2024 and the          ended          , 2025, the 2021 Uber Note accrued interest in the amount of $2.3 million, $3.6 million and $          , respectively. As of          , 2025, the outstanding aggregate principal amount of the 2021 Uber Note was $         million. See the section titled “Description of Securities—2021 Notes” for additional information.

Senior Secured Term Loan and Uber Guaranty
On October 5, 2023, we entered into a credit agreement (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time, the “Credit Agreement”) with the lenders party thereto, Alter Domus (US) LLC, as administrative agent, and Diameter Finance Administration LLC, as collateral agent, providing for a senior secured term loan (the “Senior Secured Term Loan”) in an aggregate principal amount of $115.0 million. The Senior Secured Term Loan bears interest at a fixed rate of 10.00% per annum, payable quarterly in arrears in cash. All outstanding principal amounts and accrued but unpaid interest is due on September 30, 2026, unless earlier repaid or accelerated pursuant to the terms of the Credit Agreement.
On October 5, 2023, in connection with the Credit Agreement, Uber, which holds more than 5% of our outstanding capital stock, entered into a guaranty agreement (the “Uber Guaranty”) with us to serve as guarantor for the benefit of the lenders under the Senior Secured Term Loan. Under the Uber Guaranty, Uber irrevocably guaranteed the full payment of our obligations under the Credit Agreement when due, whether at stated maturity or by acceleration, up to a maximum aggregate amount of $125.0 million. The Uber Guaranty is a guaranty of payment, not of collection, meaning the lenders under the Senior Secured Term Loan are not required to first seek payment from us before enforcing the Uber Guaranty.
Uber is not a loan party or guarantor under the Credit Agreement and is not subject to the covenants, representations, or obligations of the Credit Agreement, except as provided in the Uber Guaranty itself. Uber waived certain rights, such as notice of default, demand for payment and defenses, that might otherwise discharge its obligations. Uber also agreed not to exercise subrogation rights against us until all obligations are paid in full.
The Uber Guaranty will remain in effect until the Senior Secured Term Loan is repaid in full. As            , 2025, we had an aggregate principal amount of $           million outstanding under the Senior Secured Term Loan. We expect to use net proceeds from this offering to repay all indebtedness outstanding under the Senior Secured Term Loan as described in the section titled “Use of Proceeds,” at which point the Uber Guaranty will be terminated.
Partial Recourse Promissory Notes
We have entered into partial recourse promissory notes and pledge agreements with certain of our executive officers and directors in connection with the exercises of stock options held by such executive officers and directors and the remittance of applicable exercise prices.
On October 19, 2018, we issued a partial recourse promissory note in the aggregate principal amount of $0.6 million to Mr. Ting, our Chief Executive Officer, in connection with his exercise of a stock option to purchase 8,000,000 shares of common stock at an exercise price per share of $0.0787. As of                , 2025, the interest rate on the note was                %, the outstanding aggregate principal amount of the note was $           and total accrued and unpaid interest was approximately $           . Interest on the note compounds annually. Repayment of the note is secured by a pledge agreement. This loan will no longer be outstanding prior to the initial public filing of the registration statement of which this prospectus forms a part.
On September 15, 2020, we issued a partial recourse promissory note in the aggregate principal amount of $1.2 million to Mr. Ting in connection with his exercise of a stock option to purchase 151,346,153 shares of common stock at an exercise price per share of $0.0078. As of                , 2025, the interest rate on the note was                %, the outstanding aggregate principal amount of the note was $           and total accrued and unpaid interest was approximately $          . Interest on the note compounds annually. Repayment of the note is secured by a pledge agreement. This loan will no longer be outstanding prior to the initial public filing of the registration statement of which this prospectus forms a part.

On November 2, 2018, we issued a partial recourse promissory note in the aggregate principal amount of $1.8 million to Mr. Kraus, our President, in connection with his exercise of a stock option to purchase 22,973,901 shares of common stock at an exercise price per share of $0.0787. As of                , 2025, the interest rate on the note was              %, the outstanding aggregate principal amount of the note was $          and total accrued and unpaid interest was approximately $          . Interest on the note compounds annually. Repayment of the note is secured by a pledge agreement. This loan will no longer be outstanding prior to the initial public filing of the registration statement of which this prospectus forms a part.
On November 2, 2018, we issued a partial recourse promissory note in the aggregate principal amount of $8.6 million to Mr. Kraus in connection with his exercise of a stock option to purchase 108,788,196 shares of common stock at an exercise price per share of $0.0787. As of                , 2025, the interest rate on the note was                %, the outstanding aggregate principal amount of the note was $           and total accrued and unpaid interest was approximately $          . Interest on the note compounds annually. Repayment of the note is secured by a pledge agreement. This loan will no longer be outstanding prior to the initial public filing of the registration statement of which this prospectus forms a part.
On November 4, 2018, we issued a partial recourse promissory note in the aggregate principal amount of $11.8 million to Mr. Bao, our co-founder and chairman of the board of directors, in connection with his exercise of a stock option to purchase 150,000,000 shares of common stock at an exercise price per share of $0.0787. As of               , 2025, the interest rate on the note was                %, the outstanding aggregate principal amount of the note was $            and total accrued and unpaid interest was approximately $             . Interest on the note compounds annually. Repayment of the note is secured by a pledge agreement. This loan will no longer be outstanding prior to the initial public filing of the registration statement of which this prospectus forms a part.
Other Transactions
We have entered into offer letter agreements with our executive officers that, among other things, provide for certain compensatory and change in control benefits. For a description of these agreements with our named executive officers, see the section titled “Executive and Director Compensation—Executive Compensation Arrangements.”
We have also granted stock options, RSUs and restricted stock to our executive officers and certain of our directors. For a description of these equity awards, see the section titled “Executive and Director Compensation—Equity Compensation.”
Director and Officer Indemnification
We have entered into indemnification agreements with certain of our current executive officers and directors, and intend to enter into new indemnification agreements with each of our current executive officers and directors before the completion of this offering.
Our amended and restated certificate of incorporation also provides that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims, and liabilities arising out of the fact that the person is or was our officer or director, or served any other enterprise at our request as an officer or director. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.
Related Person Transaction Policy
We have a written related person transaction policy, to be effective upon the completion of this offering, that applies to our executive officers, directors, director nominees, holders of more than 5% of any class of our voting securities and any member of the immediate family of, and any entity affiliated with, any of the foregoing persons. Such persons will not be permitted to enter into a related person transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, director nominee, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration, and approval. In approving or rejecting any such proposal, our audit committee will consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, the commercial reasonableness of the terms of the transaction and the materiality and character of the related person’s direct or indirect interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS
The following table contains information about the beneficial ownership of our common stock as of                , 2025, (i) immediately prior to the consummation of this offering and (ii) as adjusted to the sale of shares of our common stock offered by this prospectus by:
•each person, or group of persons, known to us who beneficially owns more than 5% of our capital stock;
•each of our directors;
•each of our named executive officers; and
•all directors and executive officers as a group.
We have based percentage ownership of our common stock before this offering on                 shares of our common stock outstanding, in each case, as of                , 2025, and assumes the occurrence of each of the filing and effectiveness of our amended and restated certificate of incorporation, which will be in effect immediately prior to the completion of this offering, and the Transactions, in each case as if it had occurred as of                , 2025 (based on the assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus). Percentage ownership of our common stock after this offering assumes our sale of                 shares of common stock in this offering, assuming no exercise by the underwriters of their option to purchase additional shares of common stock.
In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of                , 2025 or issuable pursuant to RSUs which are subject to vesting and settlement conditions expected to occur within 60 days of          , 2025 (for which the liquidity-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part). Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person.
For further information regarding material transactions between us and certain of our stockholders, see the section titled “Certain Relationships and Related-Party Transactions.” Unless otherwise indicated, the address for each listed stockholder is: c/o Neutron Holdings, Inc., 85 2nd Street, Suite 750, San Francisco, California 94105. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, we believe, based on information furnished to us, that each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name.

	Shares Beneficially Owned Before this Offering		Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Shares	%	Shares	%
Named Executive Officers and Directors:
Wayne Ting(1)
Joseph Kraus(2)
Ann Gugino(3)
Zhoujia “Brad” Bao(4)
Andrew Macdonald(5)
Brandon Pedersen(6)
Jim Rowan(7)
Sarah Smith(8)
All executive officers and directors as a group (8 persons)(9)
Other 5% or Greater Stockholders:
Uber Technologies, Inc.(10)
Entities affiliated with Andreessen Horowitz(11)
______________
∗Represents beneficial ownership of less than 1%.
(1)Represents (i)                 shares of common stock; (ii)                 shares underlying options to purchase shares of common stock that are exercisable within 60 days of                      , 2025; (iii)                 shares issuable upon settlement of RSUs that will have satisfied the service-based and liquidity-based vesting conditions in connection with this offering; and (iv) an additional                 shares that may be acquired upon the settlement of outstanding RSUs within 60 days of                 , 2025.
(2)Represents (i)                  shares of common stock; (ii)                 shares underlying options to purchase shares of common stock that are exercisable within 60 days of                     , 2025; (iii)                 shares issuable upon settlement of RSUs that will have satisfied the service-based and liquidity-based vesting conditions in connection with this offering; and (iv) an additional               shares that may be acquired upon the settlement of outstanding RSUs within 60 days of                 , 2025.
(3)Represents (i)                 shares of common stock; (ii)                 shares underlying options to purchase shares of common stock that are exercisable within 60 days of                   , 2025; (iii)                 shares issuable upon settlement of RSUs that will have satisfied the service-based and liquidity-based vesting conditions in connection with this offering; and (iv) an additional                 shares that may be acquired upon the settlement of outstanding RSUs within 60 days of                 , 2025.
(4)Represents (i)                 shares of common stock; (ii)                 shares issuable upon settlement of RSUs that will have satisfied the service-based and liquidity-based vesting conditions in connection with this offering; and (iii) an additional                 shares that may be acquired upon the settlement of outstanding RSUs within 60 days of                 , 2025.
(5)Represents (i)                 shares of common stock; (ii)                 shares issuable upon settlement of RSUs that will have satisfied the service-based and liquidity-based vesting conditions in connection with this offering; and (iii) an additional                 shares that may be acquired upon the settlement of outstanding RSUs within 60 days of                 , 2025.
(6)Represents (i)                 shares of common stock; (ii)                 shares issuable upon settlement of RSUs that will have satisfied the service-based and liquidity-based vesting conditions in connection with this offering; and (iii) an additional                 shares that may be acquired upon the settlement of outstanding RSUs within 60 days of                 , 2025.
(7)Represents (i)                 shares of common stock; (ii)                 shares issuable upon settlement of RSUs that will have satisfied the service-based and liquidity-based vesting conditions in connection with this offering; and (iii) an additional                 shares that may be acquired upon the settlement of outstanding RSUs within 60 days of                 , 2025.

(8)Represents (i)                 shares of common stock; (ii)                 shares issuable upon settlement of RSUs that will have satisfied the service-based and liquidity-based vesting conditions in connection with this offering; and (iii) an additional                 shares that may be acquired upon the settlement of outstanding RSUs within 60 days of                 , 2025.
(9)See notes 1 to 8.
(10)Consists of (i)                 shares of common stock held by Uber Technologies, Inc. (“Uber”), a publicly traded company, and (ii)      shares of common stock issuable upon the conversion of the 2020 Uber Note. The registered address of Uber Technologies, Inc. is 1725 3rd Street, San Francisco, CA 94158.
(11)Consists of (i)        shares of common stock held by AH Parallel Fund V, L.P., for itself and as nominee for AH Parallel Fund V-A, L.P., AH Parallel Fund V-B, L.P. and AH Parallel Fund V-Q, L.P. (collectively, the “AH Parallel Fund V Entities”), (ii)        shares of common stock held by Andreessen Horowitz Fund IV, L.P., for itself and as nominee for Andreessen Horowitz Fund IV-A, L.P., Andreessen Horowitz Fund IV-B, L.P., and Andreessen Horowitz Fund IV-Q, L.P. (collectively, the “AH Fund IV Entities”), (iii)        shares of common stock held by CLF Partners, LP (“CLF”), (iv)       shares of common stock held by CONSW1, L.P. (“CONSW1”) and (v)        shares of common stock issuable upon the conversion the 2020 a16z Notes held by AH Parallel Fund V Entities, AH Fund IV Entities, CLF and CONSW1. AH Equity Partners V (Parallel), L.L.C. (“AH EP V Parallel”), the general partner of AH Parallel Fund V, L.P., may be deemed to have sole voting and dispositive power over the securities held by the AH Parallel Fund V Entities. AH Equity Partners IV, L.L.C. (“AH EP IV”) is the general partner of the Andreessen Horowitz Fund IV, L.P. and CONSW1, may be deemed to have sole voting and dispositive power over the securities held by the AH Fund IV Entities and CONSW1. AH Equity Partners V, L.L.C. (“AH EP V”), the general partner of CLF, may be deemed to have sole voting and dispositive power over the securities held by CLF. The managing members of each of AH EP V Parallel, AH EP IV and AH EP V are Marc Andreessen and Benjamin Horowitz. The address for each of these entities and individuals is 2865 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

DESCRIPTION OF SECURITIES
The following summary describes our capital stock and certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, the investors’ rights agreement to which we and certain of our stockholders are parties and of the Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, and investors’ rights agreement, copies of which are filed as exhibits to the registration statement of which this prospectus is part.
General
Immediately following the completion of this offering, our authorized capital stock will consist of                 shares of common stock, par value $0.0001 per share, and                 shares of undesignated preferred stock, par value $0.0001 per share.
As of                , 2025, after giving effect to (i) the Transactions and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, there were                 shares of our common stock outstanding, held by            stockholders of record, and no shares of our preferred stock outstanding.
Common Stock
Voting Rights
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders.
Our amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors. As a result, the holders of a majority of our voting shares can elect all of the directors then standing for election. Our amended and restated certificate of incorporation establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.
Dividends
Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends as may be declared from time to time by our board of directors out of legally available funds. See the section titled “Dividend Policy” for additional information.
Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock
Pursuant to the provisions of our amended and restated certificate of incorporation, each currently outstanding share of convertible preferred stock will automatically be converted into one share of common stock effective upon the completion of this offering. Following this offering, no shares of convertible preferred stock will be outstanding.
Following the completion of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.
Stock Options
As of              , 2025, we had outstanding stock options to purchase an aggregate of                 shares of our common stock, with a weighted-average exercise price of $           per share, issued pursuant to the 2017 Plan.
Restricted Stock Units
As of               , 2025, we had outstanding RSUs representing                 shares of our common stock, issuable upon satisfaction of service-based and liquidity-based vesting conditions pursuant to the 2017 Plan.
Warrants
Common Stock Warrants
As of                , 2025, we had outstanding warrants to purchase an aggregate of                 shares of our common stock, with a weighted-average exercise price of $           per share.
Preferred Stock Warrant
As of                , 2025, we had an outstanding warrant to purchase an aggregate of                 shares of our convertible Series 1-B preferred stock with an exercise price of $           per share (the “Preferred Stock Warrant”). This warrant contains a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the underlying shares at the time of exercise of the warrant after deduction of a number of shares equal in value to the aggregate exercise price. If the holder does not elect to exercise this warrant in connection with this offering, this warrant will remain outstanding following this offering until its expiration at the later of ten years from the date of issuance and two years from the effectiveness of this offering. If, following this offering, the fair market value of a share of common stock at the time of expiration of this warrant is greater than the exercise price of this warrant, any portion of the warrant not previously exercised will be automatically deemed exercised pursuant to the terms and at such price as described in this warrant. Upon the completion of this offering and in connection with the Transactions,

the Preferred Stock Warrant will become a warrant to purchase        shares of our common stock, with an exercise price of $        per share.
2020 Warrants
In connection with the 2020 Investor NPA (as defined below), we issued to certain noteholders a warrant to purchase an aggregate of         shares of our common stock (the “2020 Warrants”) at an exercise price of $0.01 per share, subject to certain customary adjustments, as of                , 2025. The 2020 Warrants became exercisable 90 days following the date of issuance and expire seven years following the date of issuance. Immediately prior to the closing of this offering, the 2020 Warrants will be automatically exercised in full, on a net exercise basis, which will result in the net issuance of               shares of our common stock, after giving effect to the withholding of                shares of common stock underlying such warrants to satisfy the exercise price (based on the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus).
Convertible Notes
2020 Notes
On May 7, 2020, we entered into a note purchase agreement with Uber (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time, the “2020 Uber NPA”) and a note and warrant purchase agreement with certain other investors (the “2020 Investor NPA” and, together with the 2020 Uber NPA, the “2020 NPAs”). From May through June 2020, we issued convertible notes pursuant to the 2020 NPAs in the aggregate principal amount of approximately $170.0 million, of which an aggregate principal amount of $85.0 million was issued pursuant to the 2020 Uber Note and the remaining $85.0 million to other investors, including the a16z Notes (the “2020 Investor Notes” and together with the 2020 Uber Note, the “2020 Notes”).
The 2020 Notes accrue non-compounding interest at a rate of 4.0% per annum and mature seven years following the date of issuance, unless earlier converted pursuant to their terms. Accrued interest is payable in accordance with the conversion and settlement options described below. The 2020 Notes are secured by substantially all of our assets as set forth in the security agreements thereto.
The holders may, at their option, convert the principal amount of the 2020 Notes, in the case of the 2020 Uber Note, into shares of our Series 3 preferred stock, or, in the case of the 2020 Investor Notes, into Series 2 preferred stock, at a conversion rate equal to $      per share. Accrued interest on the 2020 Notes may, at our option, be settled in cash or converted into shares of common stock at a rate equal to the fair market value of a share of our common stock on the date of conversion as determined in good faith by our board of directors. In connection with this offering, the outstanding principal amount and any unpaid accrued interest due on the 2020 Notes will, at each holder’s option, be payable in cash prior to the completion of this offering or be convertible into shares of our common stock upon the completion of this offering. Upon such election to convert the 2020 Notes, the aggregate principal amount of $          of the 2020 Uber Note (plus any unpaid accrued interest) and the aggregate principal amount of $     of the 2020 Investor Notes (plus any unpaid accrued interest), in each case, outstanding as of           , 2025, will convert into an aggregate of up to       shares and       shares of our common stock, respectively, at a ratio based on a conversion price equal to $340.0 million plus any consideration paid by each noteholder for the 2020 Notes divided by our fully-diluted capitalization on August 5, 2020 (the “2020 Note Conversion Price”).
The 2020 Notes include customary covenants, representations and warranties, and events of default.

2021 Notes
On October 29, 2021, we entered into the 2021 NPA. From October through November 2021, we issued convertible notes pursuant to the 2021 NPA in the aggregate principal amount of $417.6 million (the “2021 Notes”).
The 2021 Notes, as amended, mature five years following the date of issuance. The 2021 Notes accrue interest at a rate of 4.0% per annum, which increased by 0.5% in April 2023, by an additional 1.0% in October 2023 and by 1.0% every six months thereafter, up to a maximum rate of 8.0%. As of                , 2025, the interest rate on the 2021 Notes was                %. Accrued and unpaid interest is payable semi-annually in arrears commencing in October 2022, at our election, either by a PIK interest payment or in the form of cash. To date, we have elected to pay the interest accrued in the form of PIK interest payments. We may not voluntarily prepay or redeem the 2021 Notes prior to their maturity date. The 2021 Notes are secured by substantially all of our assets as set forth in the security agreement thereto.
In connection with this offering, the aggregate outstanding principal balance of the 2021 Notes plus any accrued and unpaid interest will be automatically convertible into shares of our common stock at a price per share equal to the lesser of (i) 80% of the initial public offering price per share of common stock in this offering and (ii) a specified valuation cap of $1.5 billion divided by the aggregate amount of fully diluted shares of common stock on the applicable conversion date as set forth in the 2021 Notes. Upon execution of the underwriting agreement related to this offering, the aggregate principal amount of $                of the 2021 Notes (plus any unpaid accrued interest) outstanding as of                , 2025 will automatically convert into                shares of our common stock based on a conversion price equal to $                per share (based on the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus). Each $1.00 increase in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease the shares of common stock issued in the 2021 Notes Conversion by                shares, and each $1.00 decrease in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase the shares of common stock issued in the 2021 Notes Conversion by                shares.
The 2021 Notes include customary covenants, representations and warranties, and events of default.
Registration Rights
Following the completion of this offering, and subject to the market standoff agreements or lock-up agreements entered into in connection with this offering, certain holders of an aggregate of                shares of our common stock or their permitted transferees will be entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us and the holders of these shares and include Form S-1 demand registration rights, Form S-3 demand registration rights and piggyback registration rights. In any registration made pursuant to such investors’ rights agreement, all fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including all underwriting discounts, selling commissions and stock transfer taxes, will be borne by the holders of the shares being registered on a pro rata basis. We will not be required to bear the expenses in connection with the exercise of the demand registration rights of a registration if the request is subsequently withdrawn at the request of the selling stockholders holding a majority of securities to be registered. In an underwritten public offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include.
The registration rights terminate (i) upon a deemed liquidation event, as defined in the investors’ rights agreement, (ii) three years following the completion of this offering or (iii) at such time as any particular stockholder may sell all of its shares during any 90-day period pursuant to Rule 144 or another similar exemption under the Securities Act.
Form S-1 Demand Registration Rights
The holders of an aggregate of                 shares of our common stock, or their permitted transferees, are entitled to Form S-1 demand registration rights. Under the terms of the investors’ rights agreement, at any time beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, the holders representing a majority of the then-outstanding shares that are entitled to registration rights can request that we file a registration statement on Form S-1 covering all or some of their shares as soon as practicable, and in any event within 60 days after the date of such request, if the number of shares being registered is at least 40% of the aggregate number of the then-outstanding shares that are entitled to registration rights. We may be required to effect two registrations pursuant to this provision of the investors’ rights agreement. We may postpone the filing of a registration statement once for up to 120 days in a 12-month period if our board of directors determines that the filing would be materially detrimental to us. We are not required to effect a Form S-1 demand registration under certain additional circumstances specified in the investors’ rights agreement, including during the period starting with 60 days prior to our good faith estimate of the date of filing and ending on a date 180 days after the effective date of a registration statement filed at our initiation.
Form S-3 Demand Registration Rights
The holders of an aggregate of                 shares of our common stock, or their permitted transferees, are also entitled to Form S-3 demand registration rights. Under the terms of the investors’ rights agreement, at any time once we are eligible to file a registration statement on Form S-3, the holders representing at least 30% of the then-outstanding shares that are entitled to registration rights under the investors’ rights agreement can request that we file a registration statement on Form S-3 covering all or some of their shares, as soon as practicable, and in any event within 45 days of such request, if the aggregate price to the public of the shares offered is at least $10.0 million, net of selling expenses, including underwriting discounts, selling commissions and stock transfer taxes. The holders may only require us to effect at most two registration statements on Form S-3 in any 12-month period. We may postpone the filing of a registration statement once for up to 120 days in a 12-month period if our board of directors determines that the filing would be materially detrimental to us. We are not required to effect a Form S-3 registration under certain additional circumstances specified in the investors’ rights agreement, including during the period beginning 30 days prior to our good faith estimate of the date of filing and ending on a date 90 days after the effective date of a registration statement filed at our initiation.
Piggyback Registration Rights
If we register any of our securities for public sale, holders of an aggregate of                 shares of our common stock, or their permitted transferees, entitled to registration rights under the investors’ rights agreement will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to the sale of securities pursuant to any company stock plan, a registration relating to an SEC Rule 145 transaction, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the common stock, or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine that marketing factors require limitation, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of shares entitled to registration rights held by each holder or in such other proportions as shall mutually be agreed to by such holders. However, the number of shares to be registered by these holders cannot be reduced unless all other securities (other than any shares to be sold by us) are first entirely excluded from the underwriting.

Anti-Takeover Provisions
Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:
•the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least           of the outstanding voting stock which is not owned by the interested stockholder.
In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing changes in control of our company.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:
Classified Board
Our amended and restated certificate of incorporation will further provide that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. In addition, directors may only be removed from the board of directors for cause. The existence of a classified board could delay a potential acquirer from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential acquirer. See the section titled “Management—Board Structure and Composition” for additional information.

Board of Directors Vacancies
Our amended and restated certificate of incorporation and our amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.
Stockholder Action; Special Meeting of Stockholders
Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
No Cumulative Voting
The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.
Amendment of Charter and Bylaws Provisions
Amendments to our amended and restated certificate of incorporation will require the approval of                % of the outstanding voting power of our common stock. Our amended and restated bylaws will provide that approval of stockholders holding                                of our outstanding voting power voting as a single class is required for stockholders to amend or adopt any provision of our bylaws.
Issuance of Undesignated Preferred Stock
Our board of directors will have the authority, without further action by our stockholders, to issue up to                  shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Choice of Forum
Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or stockholders to us or to our stockholders; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended from time to time); or any action asserting a claim against us that is governed by the internal affairs doctrine. As a result, any action brought by any of our stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created solely by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause or causes of action against us or any defendant arising under the Securities Act. Such provision is intended to benefit and may be enforced by us, our officers and directors, employees and agents, including the underwriters and any other professional or entity who has prepared or certified any part of this prospectus. Nothing in our amended and restated certificate of incorporation and amended and restated bylaws preclude stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.
If any action the subject matter of which is within the scope described above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”), in the name of any stockholder, such stockholder shall be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the applicable provisions of our amended and restated certificate of incorporation and amended and restated bylaws and having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Although our amended and restated certificate of incorporation and amended and restated bylaws will contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.
This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage litigation with respect to such claims or make such litigation more costly for stockholders, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.
Limitations on Liability and Indemnification Matters
Our amended and restated certificate of incorporation will limit the liability of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws will provide that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers. Further, pursuant to our indemnification agreements and directors’ and officers’ liability insurance, our directors and executive officers will be indemnified and insured against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation will include provisions that eliminate the personal liability of our directors and officers for monetary damages resulting from breaches of certain fiduciary duties as a director or officer. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director or officer for breach of fiduciary duties as a director or officer.
These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.
Listing
We intend to apply to list our common stock on Nasdaq under the symbol “LIME.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock will be                     . The transfer agent and registrar’s address is                      .

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.
Upon the completion of this offering, based on the number of shares of our capital stock outstanding as of                , 2025, we will have an aggregate of                 shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares of common stock, no exercise of any stock options or warrants or settlement of RSUs after                , 2025, and after giving effect to the Transactions (based on the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus). All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.
The remaining shares of common stock and shares of common stock subject to stock options will be on issuance deemed “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. We expect that substantially all of these shares will be subject to the           -day lock-up period under the lock-up agreements described below. Upon expiration of the lock-up period, we estimate that approximately             shares will be available for sale in the public market, subject in some cases to applicable volume limitations under Rule 144.
Rule 144
In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale; and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:
•1% of the number of shares of our common stock then outstanding, which will equal approximately                 shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or
•the average weekly trading volume of shares of our common stock on the                 during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale;
provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.
Rule 701
In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) and who are not our “affiliates” as defined in Rule 144 during the immediately preceding 90 days, is entitled to rely on Rule 701 to resell such shares beginning 90 days after the date of this prospectus in reliance on Rule 144, but without complying with the notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Persons who are our “affiliates” may resell those shares beginning 90 days after the date of this prospectus without compliance with minimum holding period requirements under Rule 144 (subject to the terms of the lock-up agreement referred to below, if applicable).
Lock-Up and Market Standoff Agreements
In connection with this offering, we, our directors and officers and the holders of substantially all of our shares of common stock or other securities convertible into or exercisable or exchangeable for shares of our common stock outstanding upon the completion of this offering, have entered into or will enter into lock-up agreements with the underwriters pursuant to which we and they have agreed not to, among other things and subject to certain exceptions more fully described under the section titled “Underwriting,” offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities during the period from the date of this prospectus continuing through the date           days after the date of this prospectus, except with the prior consent of                     . See the section titled “Underwriting” for additional information.
In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including in connection with our investors’ rights agreement and the equity awards issued under our equity incentive plans, that contain market standoff provisions imposing restrictions on the ability of such security holders to offer, sell, or transfer our equity securities for a period of 180 days following the date of this prospectus.
Uber Lock-up
Pursuant to the Uber Lock-Up, Uber has agreed that, among other things, it will not without our prior written consent, subject to certain customary exceptions and termination provisions, lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or transfer or dispose of, directly or indirectly, (i) any of the Uber Shares for one year following the date of this prospectus, (ii) for the period commencing on the Uber First Lock-up Expiration Date and ending on the date that is eighteen months after the date of this prospectus, more than 25% of the Uber Shares in the aggregate, and (iii) for the period commencing on the Uber Second Lock-up Expiration Date and ending on the date that is two years after the date of this prospectus, more than 50% of the Uber Shares in the aggregate. See the section titled “Certain Relationships and Related-Party Transactions—Integration Agreement—Lock-Up Side Letter” for additional information.
Registration Rights
We have granted Form S-1 demand registration rights, Form S-3 demand registration rights and piggyback registration rights to certain of our stockholders holding up to               shares of our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of their registration, except for shares purchased by affiliates. See the section titled “Description of Securities—Registration Rights” for additional information.

Equity Incentive Plans
We intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register all of the shares of our common stock issuable or issuable and reserved for issuance under the 2017 Plan, the 2026 Plan and ESPP. Shares covered by such registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations, vesting restrictions, and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.
This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•U.S. expatriates and former citizens or long-term residents of the United States;
•persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•banks, insurance companies, and other financial institutions;
•brokers, dealers or traders in securities;
•“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;
•partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•tax-exempt organizations or governmental organizations;
•persons deemed to sell our common stock under the constructive sale provisions of the Code;
•persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•tax-qualified retirement plans; and
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.
If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust that (i) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.
Distributions
As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying any cash dividends in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described under the subsection titled “—Sale or Other Taxable Disposition” below.
Subject to the discussion below regarding effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
Subject to the discussions below under “–Information Reporting and Backup Withholding” and “–Additional Withholding Tax on Payments Made to Foreign Accounts,” a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:
•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
•the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING
We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Total
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to                additional shares of our common stock from us at the initial public offering price less the underwriting discounts and commissions to cover over-allotments. If any shares are purchased pursuant to this over-allotment option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                additional shares from us.
Paid by Us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $     per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We, our directors and executive officers, and holders of substantially all of our common stock and securities convertible into or exchangeable or exercisable for shares of our common stock have agreed or will agree, subject to certain exceptions and provisions that may allow for the earlier release of shares, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is     days after the date of this prospectus, except with the prior written consent of         . See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We have applied to list our common stock on Nasdaq under the symbol “LIME.”

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.
We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                   . We have agreed to reimburse the underwriters for certain of their expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority in an amount not to exceed $                   .
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, lending, advisory, investment management, investment research, principal investment, hedging, market-making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the joint book-running managers for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the joint book-running managers has been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to Prospective Investors in the United Kingdom
No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus Amendment etc. (EU Exit) Regulations 2019/1234, except that the shares may be offered to the public in the United Kingdom at any time:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c)in any other circumstances falling within Section 86 of the FSMA.
provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to Prospective Investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in Hong Kong
Our shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (ii) in other circumstances which do not result in the document being a “prospectus”

as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”), or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to our common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our shares of common stock may not be circulated or distributed, nor may our shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (2) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where our shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired our shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).
Where our shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired our shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32.
Solely for the purposes of our obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 (“CMP Regulations”)) that our shares of common stock are “prescribed capital markets products” (as defined in the CMP Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04- N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Japan
The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

LEGAL MATTERS
The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Davis Polk & Wardwell LLP, Redwood City, California, is acting as counsel for the underwriters in connection with certain legal matters related to this offering.
EXPERTS
The consolidated financial statements of Neutron Holdings, Inc. as of December 31, 2023 and 2024, and for each of the years in the two-year period ended December 31, 2024 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and our common stock, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.
You may read our SEC filings, including this registration statement, over the Internet at the SEC’s website at www.sec.gov. Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information will be available for review at the SEC’s website referred to above. We also maintain a website at www.li.me, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus or the registration statement of which it forms a part, and the inclusion of our website address in this prospectus is an inactive textual reference only.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors
Neutron Holdings, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Neutron Holdings, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2024, the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the two‑year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the two‑year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2020.
San Francisco, California
October 28, 2025, except for Note 1a, as to which the date is January 15, 2026.

NEUTRON HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	As of December 31,
	2023	2024
Assets
Current assets:
Cash and cash equivalents	$244,290	$242,647
Short-term restricted cash	9,762	57,228
Accounts receivable, net	7,221	7,011
Deposits	9,490	1,536
Prepaid expenses and other current assets	67,007	58,007
Total current assets	337,770	366,429
Property and equipment, net	217,097	261,289
Long-term restricted cash	5,135	457
Operating lease right-of-use assets	23,574	30,227
Other long-term assets	15,075	19,587
Total assets	$598,651	$677,989
Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$4,398	$6,294
Accrued liabilities	56,112	87,101
Accrued compensation	16,063	18,708
Accrued taxes	21,137	18,318
Operating lease liabilities, current	12,461	13,928
Contract liabilities	11,683	8,142
Total current liabilities	121,854	152,491
Long-term debt	110,842	112,354
2020 Notes	193,821	200,849
2021 Notes	492,321	544,106
Operating lease liabilities, non-current	13,543	18,801
Other long-term liabilities	21,239	28,507
Total liabilities	953,620	1,057,108
Convertible preferred stock, $0.0001 par value, 14,008,547,900 shares authorized, 4,097,181,008 shares issued and outstanding as of December 31, 2023 and 2024, aggregate liquidation preference of $225,087 as of December 31, 2024	99,652	99,652
Series 1-C convertible preferred stock warrants	14,320	14,320
Stockholders’ deficit
Common stock, $0.0001 par value, 23,883,000,000 and 25,800,000,000 shares authorized, 6,569,133,034 and 6,819,504,324 shares issued and outstanding as of December 31, 2023 and 2024, respectively	657	682
Additional paid-in-capital	197,446	214,458
Accumulated other comprehensive loss	(15,090)	(22,364)
Accumulated deficit	(651,954)	(685,867)
Total stockholders’ deficit	(468,941)	(493,091)
Total liabilities, convertible preferred stock and stockholders’ deficit	$598,651	$677,989
The accompanying notes are an integral part of these consolidated financial statements.

NEUTRON HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	Year Ended December 31,
	2023	2024
Revenue	$521,983	$686,630
Cost of revenue	352,778	405,557
Gross profit	169,205	281,073
Operating expenses:
Selling, general and administrative	114,183	143,726
Operations and support	42,642	48,937
Research and development	37,004	41,441
Total operating expenses	193,829	234,104
Operating income (loss)	(24,624)	46,969
Interest expense	(23,140)	(20,282)
Other expense, net	(68,511)	(56,204)
Loss before income taxes	(116,275)	(29,517)
Provision for income taxes	6,083	4,396
Net loss	$(122,358)	$(33,913)
Net loss per share attributable to common stockholders, basic and diluted	$(0.02)	$(0.01)
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	5,823,152,122	6,104,052,166
The accompanying notes are an integral part of these consolidated financial statements.

NEUTRON HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Year Ended December 31,
	2023	2024
Net loss	$(122,358)	$(33,913)
Other comprehensive (loss) income:
Foreign currency translation adjustments	479	3,561
Change in fair value of instrument-specific credit risk	5,399	(10,835)
Total other comprehensive (loss) income	5,878	(7,274)
Comprehensive loss	$(116,480)	$(41,187)
The accompanying notes are an integral part of these consolidated financial statements.

NEUTRON HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(in thousands, except share amounts)

	Convertible Preferred Stock		Series 1-C Convertible Preferred Stock Warrants	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Amount	Shares	Amount
Balance as of December 31, 2022	4,097,181,008	$99,652	$14,320	6,386,370,206	$639	$181,767	$(20,968)	$(529,596)	$(368,158)
Net loss	—	—	—	—	—	—	—	(122,358)	(122,358)
Issuance of common stock for options exercised	—	—	—	182,762,828	18	1,982	—	—	2,000
Stock-based compensation	—	—	—	—	—	13,094	—	—	13,094
Other comprehensive income	—	—	—	—	—	—	5,878	—	5,878
Vesting of early exercised stock options	—	—	—	—	—	603	—	—	603
Balance as of December 31, 2023	4,097,181,008	99,652	14,320	6,569,133,034	657	197,446	(15,090)	(651,954)	(468,941)
Net loss	—	—	—	—	—	—	—	(33,913)	(33,913)
Issuance of common stock for options exercised	—	—	—	250,371,290	25	3,028	—	—	3,053
Stock-based compensation	—	—	—	—	—	13,768	—	—	13,768
Other comprehensive loss	—	—	—	—	—	—	(7,274)	—	(7,274)
Vesting of early exercised stock options	—	—	—	—	—	216	—	—	216
Balance as of December 31, 2024	4,097,181,008	$99,652	$14,320	6,819,504,324	$682	$214,458	$(22,364)	$(685,867)	$(493,091)
The accompanying notes are an integral part of these consolidated financial statements.

NEUTRON HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2023	2024
Cash flows from operating activities
Net income (loss)	$(122,358)	$(33,913)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	106,340	89,549
Stock-based compensation	11,485	11,808
Amortization of debt discount and debt issuance costs	1,508	1,741
Loss on extinguishment of debt	902	—
Non-cash interest expense on convertible notes	6,800	6,800
Unrealized foreign currency losses (gains), net	(5,294)	19,320
Deferred income taxes	(4,157)	1,468
Loss on vehicle asset disposals	3,419	1,295
Loss on change in fair value of the 2021 Notes	77,182	40,950
Impairment of right-of-use asset	—	1,583
Other, net	3,194	3,759
Changes in operating assets and liabilities:
Accounts receivable, net	849	(222)
Prepaid expenses and other assets	(13,667)	(2,317)
Accounts payable	(3,247)	2,122
Accrued and other liabilities	18,243	25,010
Net cash provided by operating activities	81,199	168,953
Cash flows from investing activities
Purchases of vehicle assets	(65,072)	(104,529)
Purchases of non-vehicle assets	(15,056)	(17,123)
Net cash used by investing activities	(80,128)	(121,652)
Cash flows from financing activities
Proceeds from exercises of stock options and other common stock issuances	2,000	3,053
Proceeds from issuance of debt, net	112,689	—
Payments of debt issuance costs	(2,225)	—
Principal repayment on term loans	(105,000)	—
Payments of fees relating to term loans	(5,250)	—
Net cash provided by financing activities	2,214	3,053
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	3,408	(9,209)
Net increase in cash and cash equivalents, and restricted cash	6,693	41,145
Cash and cash equivalents, and restricted cash, beginning of period	252,494	259,187
Cash and cash equivalents, and restricted cash, end of period	$259,187	$300,332

Reconciliation of cash, cash equivalents, and restricted cash to the Consolidated Balance Sheets
Cash and cash equivalents	$244,290	$242,647
Restricted cash	14,897	57,685
Total cash, cash equivalents, and restricted cash	$259,187	$300,332

Supplemental disclosures of cash flow information
Cash paid for:
Income taxes, net of refunds	$7,864	$11,226
Interest	9,616	14,273
Non-cash investing and financing activities:
Unvested early exercise liability	$603	$216
Property and equipment financed by accounts payable and accrued expenses	6,481	19,328
The accompanying notes are an integral part of these consolidated financial statements.

NEUTRON HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Description of Business
Neutron Holdings, Inc. (the “Company” or “Lime”) was incorporated in Delaware on January 3, 2017, and is headquartered in San Francisco, California. Lime is a micromobility company that provides rentals of shared electric scooters (“e-scooters”) and electric bicycles (“e-bikes”) through its platform (the “Rider App”) to be used for short distances in various cities and municipalities around the world.
Basis of Presentation
The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and include the accounts of the Company and its majority owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions, which affect the reported amounts in the financial statements and accompanying notes. Management evaluates its estimates and assumptions on an ongoing basis and makes adjustments when facts and circumstances dictate. The most significant estimates include the selection of useful lives of vehicle assets, the determination of the claims reserve, the determination of fair value of the Company’s common stock, fair value of financial instruments and the excess and obsolescence reserve on capitalized spare parts. The Company’s operations and financial performance means that these estimates may change in future periods, as new events occur, and additional information is obtained. These estimates are based on information available as of the date of these consolidated financial statements; therefore, actual results could differ from estimates.
Segments
Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company’s CODM reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company views its operations and manages its business as one operating and reportable segment, which is also a single reporting unit.
Foreign Currency
The Company’s reporting currency is the U.S. dollar. The functional currency of the Company’s foreign subsidiaries is the respective local currency, as it is the monetary unit of account of the principal economic environment in which the foreign subsidiary operates. Foreign currency transaction gains and losses resulting from, or expected to result from, transactions denominated in a currency other than the functional currency are recognized in other expense, net in the consolidated statements of operations. Subsidiary assets and liabilities with non-U.S. dollar functional currencies are translated to the U.S. dollar at the period-end rate, equity items are translated at historical rates, and revenue and expenses are translated at average exchange rates during the period. Cumulative translation adjustments are recorded in accumulated other comprehensive loss in the consolidated balance sheets.
Cash and Cash Equivalents
The Company’s cash balance consists of bank deposits, institutional money market funds and certificates of deposits. Certain of the Company’s bank deposit balances exceed those that are federally insured. To date, the Company has not recognized any losses related to uninsured balances.

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.
Restricted Cash
The Company classifies all cash subject to contractual restrictions as restricted cash. The Company’s restricted cash primarily consists of: (i) amounts pledged as security for letters of credit or other collateral amounts related to certain supplier purchase agreements, real estate leases, insurance policies and other contractual arrangements; and (ii) amounts that are unavailable for immediate use due to other legal and/or contractual restrictions. Restricted cash is classified as a short-term or long-term asset based on the contractual or estimated term of the remaining restriction at period-end.
Accounts Receivable, Net
Accounts receivable, net represents uncollected payments from riders for completed transactions where the payment method is a credit card and includes (a) rider amounts not yet settled with payment service providers (“PSPs”) and (b) rider amounts settled by PSPs but not yet remitted to the Company. Funds held at PSPs represent revenue earned but not yet realized as cash.
The Company recognizes an allowance for expected credit losses, determined by considering past history of write-offs, collections, and current credit conditions. As of December 31, 2023 and 2024, no allowance for credit losses was recorded. Amounts written off for the years ended December 31, 2023 and 2024 were not material.
Property and Equipment, Net
Property and equipment, net is stated at cost less accumulated depreciation and amortization and is comprised of two categories: (i) vehicle assets and (ii) non-vehicle assets.
The vehicle assets category includes the Company’s fleet of e-scooters, e-bikes, and swappable batteries, as well as costs incurred to bring the vehicles and batteries to the condition and location necessary for their intended use, such as shipping, freight, and various customs duties.
Vehicle assets are depreciated using a usage-based depreciation methodology. The methodology involves the calculation of depreciation expense for each vehicle based on the number of trips taken as a percentage of total trips expected and factors in actual, historical, and other data for different vehicle types. The methodology applied to swappable batteries involves the calculation of depreciation expense for each battery based on the number of trips taken as a percentage of total trips expected and factors in the expected life cycle per manufacturer’s specifications, estimated swaps and charge cycles per year and the expected number of years until the battery becomes obsolete. On an annual basis during the fourth quarter, the Company performs a reassessment of the useful lives of its vehicle assets. If deemed necessary, the estimated useful life is then revised and updated on a prospective basis.
For vehicle assets that are classified as permanently decayed and non-operational, the Company accelerates and fully depreciates those vehicle assets in the month this determination is made and expenses any incurred costs associated with their disposal. Permanently decayed vehicle assets are those that have been offline for 90 days and meet other non-operational criteria.
Depreciation and amortization for non-vehicle assets is computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

Capitalized internal-use software	2 years
Leasehold improvements	Lesser of estimated useful life or lease term
Furniture and fixtures	3 years
Equipment	2 years

Capitalized Software Development Costs
The Company capitalizes certain development costs incurred in connection with its internal-use software, developed applications and implementation costs for cloud computing arrangements (“CCA”). The internal-use software capitalized costs are primarily related to Lime’s three core systems: the Rider App, an operations app called Lime Supply, and embedded software for vehicle intelligence. The implementation costs for CCA primarily relate to configuring and integrating the enterprise resource planning system, revenue application and vehicle application.
Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the internal-use software or CCA is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. Maintenance costs and bug fixes are expensed as incurred. The Company also capitalizes costs related to specific upgrades and enhancements to internal-use software and CCA when it is probable the expenditure will result in additional features and functionality.
Internal-use software is recorded in property and equipment, net and CCA is recorded in prepaid expenses and other current assets and other long-term assets in the consolidated balance sheets, based on the timing of the expected amortization.
Internal-use software is amortized on a straight-line basis over its estimated useful life of two years. CCA implementation costs are amortized on a straight-line basis over the term of the hosting arrangement.
Changes in internal-use software and CCA balances were as follows (in thousands):

	Internal-use Software	CCA
Balance as of January 1, 2023	$13,399	$7,407
Capitalized costs	13,818	3,293
Amortization	(12,533)	(3,200)
Balance as of December 31, 2023	14,684	7,500
Capitalized costs	16,195	1,838
Amortization	(14,532)	(3,762)
Balance as of December 31, 2024	$16,347	$5,576
Leases
The Company leases warehouses, offices, and vehicles and accounts for these leases in accordance with Accounting Standards Codification (“ASC”) 842, Leases (“ASC 842”). The Company made a policy election not to separate non-lease components from lease components; therefore, the Company accounts for lease and non-lease components as a single lease component. The Company elected the practical expedient to not recognize leases with a term of 12 months or less on the balance sheet.
The Company determines if a contract contains a lease at inception, based on whether it conveys the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of an identified asset in exchange for consideration. Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. Certain of the Company’s lease arrangements include escalating rent payment provisions, lease renewal or termination options and tenant allowances. The Company includes renewal options in the measurement of lease liabilities only to the extent the option is reasonably certain to be exercised.

The Company currently does not have any finance leases.
Impairment of Long-Lived Assets
The Company assesses long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. The carrying amount of a long-lived asset or asset group is not recoverable if it exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset or asset group. If the carrying amount of the long-lived asset or asset group is not recoverable, the amount of impairment loss is measured as the difference between the carrying value of the asset or asset group and its estimated fair value. The Company also reviews depreciation estimates and methods whenever a long-lived asset (or asset group) is tested for recoverability.
Fair Value Option
The Company elected the fair value option to account for the convertible secured promissory notes issued between October 29, 2021 and November 18, 2021 (the “2021 Notes”). The Company measures the 2021 Notes at fair value with changes in fair value recorded as a component of other expense, net in the consolidated statements of operations and changes in instrument-specific credit risk in the consolidated statements of comprehensive loss.
Insurance
The Company utilizes a combination of third-party insurance and retention mechanisms to cover various business and micromobility-related risks, including, but not limited to, general liability, automobile liability, excess liability, workers’ compensation, property, cyber liability, and directors’ and officers’ liability. To comply with certain city and country insurance regulatory requirements for micromobility-related risks, in certain jurisdictions we also obtain rider insurance coverages. Rider insurance coverages, a relatively new insurance product specific to the micromobility industry, may include rider liability for third-party bodily injury and property damage and injury coverage to the rider themselves. Rider insurance coverages and limits vary by vehicle type and jurisdiction and are mostly obtained outside of the United States.
The Company maintains a claims reserve for unpaid losses and loss adjustment expenses for risks retained by the Company through its retention mechanisms. Estimating the number and severity of claims, as well as related judgment or settlement amounts, is inherently complex, subjective, and speculative. The Company employs various predictive modeling and actuarial techniques and make numerous assumptions based on available historical experience and industry statistics to estimate the claims reserve.
While management believes that the claims reserve amount is adequate, the ultimate liability may be in excess of, or less than, the amount provided. A number of external factors can affect the losses incurred, including but not limited to claim reporting delays, the length of time the claim remains open, increases in healthcare costs, legislative and regulatory developments, judicial developments, the general trend of increasing settlement amounts in litigation, and other unexpected events. As a result, the net amounts that will ultimately be paid to settle the liability and when amounts will be paid may vary from the estimated amounts provided for on the consolidated balance sheets. Claims reserve amounts estimated to be settled within one year are recorded in accrued liabilities, with longer term settlements recorded in other long-term liabilities on the consolidated balance sheets.

Freestanding Preferred Stock Warrants
Freestanding warrants to purchase the Company’s convertible Series B preferred stock are classified as liabilities in the consolidated balance sheets due to the redeemable nature of the underlying preferred stock. The warrants are subject to remeasurement at each reporting period, and changes in fair value are recognized as a component of other expense, net in the consolidated statements of operations. The Company will continue to remeasure the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, including the completion of an initial public offering (“IPO”), at which time all preferred stock warrants will be converted into warrants to purchase common stock and, accordingly, the liability will be reclassified to equity.
Freestanding warrants related to the Company’s Series 1-C preferred stock are within the scope of ASC 718, Compensation-Stock Compensation (“ASC 718”). The Company recorded compensation expense associated with the satisfaction of the service condition as the services were performed and vesting occurred. The warrants were fully vested as of May 2020. Although these warrants are not mandatorily or currently redeemable, a deemed liquidation event would constitute a redemption event outside the Company’s control. As a result of these liquidation features, these warrants have been classified outside of stockholders’ deficit and presented as mezzanine equity on the consolidated balance sheet.
Partial Recourse Notes and Early Exercises
During the year ended December 31, 2020 and prior, the Company issued promissory notes to certain executives and key employees in the aggregate principal amount of $38.6 million, in exchange for the early exercise of 626,304,993 stock options. The promissory notes represent the aggregate exercise price of the early exercised stock options and carry original stated interest rates ranging from 0.41% to 0.45% per annum. The principal amounts and accrued interest are generally due upon the earlier of: (i) maturity dates ranging from the 7th to 10th anniversary of the note’s issuance, (ii) any transfer of the shares securing the promissory note or (iii) the completion of an IPO. All promissory notes issued were partially collateralized by the shares issued in exchange for the note on a non-pro rata basis and were considered nonrecourse notes in their entirety. As such, the shares issued are not considered “exercised” for accounting purposes until the notes are repaid and the underlying stock options have vested. Prior to repayment, the nonrecourse notes are not recorded on the consolidated balance sheets since the arrangement is, in substance, a stock option. The shares are included in the legally issued and outstanding shares of common stock on the consolidated balance sheets and in the statements of convertible preferred stock and stockholders’ deficit.
As of December 31, 2023 and 2024, the principal amount of $34.5 million and related accrued interest of $2.1 million and $2.2 million, respectively, remained outstanding on promissory notes. As of December 31, 2023 and 2024, there were 571,304,993 shares issued that are pledged as security subject to repayment of the notes.
Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.
Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820, Fair Value Measurement, the authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are not directly observable but can be corroborated by observable market data.
Level 3	Inputs are unobservable for the asset or liability.
The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety.
Concentrations of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, trade accounts receivable, and supplier purchases.
Significant customers are those which represent more than 10% of the Company’s total revenue or gross accounts receivable balance at each balance sheet date. During the years ended December 31, 2023 and 2024, no customers accounted for 10% or more of total revenue. As of December 31, 2023 and 2024, the Company had a third-party PSP that accounted for 78.9% and 85.5% of accounts receivable, respectively.
As discussed in Note 15 – Related Party Transactions, the Company has an agreement with Uber which allows riders to access the Company’s vehicles through mobile applications distributed by Uber and/or its subsidiaries. Revenue earned through this agreement was approximately 14.1% and 15.8% of total revenue in 2023 and 2024, respectively. Accounts receivable from Uber was 13.5% and 9.6% of accounts receivable as of December 31, 2023 and 2024, respectively.
Significant vendors are those which represent more than 10% of the Company’s total purchases. During the years ended December 31, 2023 and 2024, the Company had no significant vendors.
Revenue Recognition
The Company generates revenue from providing seamless, on-demand access to its network of e-scooters and e-bikes through two pricing models: either “Pay-As-You-Go” or LimePass.
Lease Revenue
Pay-As-You-Go allows riders to pay for usage based on the duration per session. The single-use rental of the Company’s vehicles by riders are considered operating leases pursuant to ASC 842 which the Company is the lessor. The Company has fixed lease payments, in the form of unlock fees that are fixed charges to access the vehicles, and variable lease payments, in the form of per minute usage fees. The Company treats any credit, coupon, or rider incentives as a reduction to the revenue for the ride in the period to which it relates. As the lease term is less than one day, the Company recognizes fixed lease payments (i.e. the unlock fees) and variable lease payments (i.e., usage minus lease incentives), at the time the ride is complete, on the same day the lease commenced.
Revenue from Contracts with Customers
The Company also recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers. This primarily relates to LimePass which consists of minute bundles and Lime Prime. Minute bundles allow for the purchase of discounted ride minutes, offered at different increments, which can be used across multiple rides for a period of time ranging from 1 to 30 days. Lime Prime is a recurring monthly subscription that provides riders with benefits such as free unlocks and extended vehicle reservations.
The services provided by the Company that are based on usage, such as minute bundles, are recognized using an output method, generally as the minutes are used, as this reflects the pattern of transfer for these services.
The services provided by the Company for fixed monthly subscriptions, such as Lime Prime, are considered stand-ready performance obligations where riders benefit from the services evenly throughout the service period. Revenue is recognized on a ratable basis over the contractual period of the arrangement beginning when or as control of the promised services is transferred to the customer as this reflects the pattern of transfer for these services.
The Company also estimates the portion of customer rights that will never be redeemed (“breakage”) and for which there is no legal obligation to remit the value of the unredeemed balance to the relevant jurisdiction as unclaimed or abandoned property. To the extent the Company has a basis for estimating breakage, the Company will recognize the breakage amounts as revenue, proportionate to the pattern of rights exercised by the customer. However, as the Company does not have a basis for estimating breakage, the Company will recognize breakage revenue when the likelihood of customer redemption, based on historical experience or long periods of inactivity, is remote.
The Company’s revenue contracts do not result in significant obligations associated with returns, refunds or warranties. The Company’s payment terms are generally fixed and do not include variable revenues or consideration. LimePass arrangements are paid in advance resulting in a contract liability.
Disaggregated Revenue
Total revenues disaggregated between lease revenue and revenue from contracts with customers are follows (in thousands):

	Year Ended December 31,
	2023	2024
Lease revenue	$448,449	$548,230
Revenue from contracts with customers	73,534	138,400
Total revenue	$521,983	$686,630
For both lease revenue and revenue from contracts with customers, the Company excludes all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue producing transaction and collected by the Company from a customer and remitted to governmental authorities. Accordingly, such amounts are not included as a component of revenue or cost of revenue.
Contract Liabilities
The Company records a contract liability when the Company receives payments in advance of the performance obligations being satisfied on the Company’s contracts. The Company’s contract liabilities relate to Lime Cash, where riders preload a balance into the Rider App that can be applied to future Pay-As-You-Go trips. Amounts related to Lime Cash are recognized as lease revenue as redeemed. Lime Cash balances do not expire and amounts may never be redeemed. The Company assesses and recognizes breakage revenue for unredeemed Lime Cash balances if the likelihood of redemption, based on historical experience or long periods of inactivity, is deemed to be remote and if there is no requirement for remitting balances to government agencies under unclaimed property laws. The Company recognized $1.4 million and $1.0 million of breakage revenue (included as revenue from contracts with customers) related to unredeemed Lime Cash balances for the years ended December 31, 2023 and 2024, respectively. The unredeemed Lime Cash balances which become subject to escheatment are reclassified to accrued liabilities until remitted to the respective jurisdictions.

Changes in contract liability balances related to Lime Cash were as follows (in thousands):

Balance as of January 1, 2023	$15,928
Additions	32,788
Less: revenue recognized	(33,530)
Less: escheatment	(4,777)
Balance as of December 31, 2023	10,409
Additions	32,682
Less: revenue recognized	(32,964)
Less: escheatment	(3,948)
Balance as of December 31, 2024	$6,179
The Company also recognizes contract liabilities for other short-term contracts (LimePass) fulfilled within 30 days, which was $1.3 million and $2.0 million as of December 31, 2023 and 2024, respectively.
Cost of Revenue
Cost of revenue consists primarily of compensation, employee benefits and stock-based compensation of certain local operations field personnel associated with the deployment, maintenance and retrieval of vehicles and swapping of batteries in markets, vehicle asset depreciation and disposals, tools and parts, merchant and credit card processing fees, warehouse rent and related facilities costs, certain insurance costs related to the Company’s micromobility service, operating permit costs and platform and web hosting server costs.
Selling, General and Administrative
Selling, general and administrative expenses include compensation, employee benefits and stock-based compensation for management, finance, legal, human resources, marketing, government relations, business development, general liability and corporate insurance costs, certain legal-related accruals and settlements and expenses, professional service fees, advertising and marketing, events, public relations, sponsorships, and other general overhead and allocated costs. Advertising costs are expensed as incurred and were $1.0 million and $1.1 million for the years ended December 31, 2023 and 2024, respectively.
Operations and Support
Operations and support expenses include compensation, employee benefits and stock-based compensation for trust and safety, central operations and logistics, local operations managers, customer service, and new business initiatives, software costs related to operations and support and other allocated costs. The trust and safety department supports safety programs to operate the Company’s vehicles and warehouses. Central operations support the Company’s local markets with operational policies, processes and best practices.
Research and Development
Research and development costs are expensed as incurred. Research and development expenses include compensation, employee benefits and stock-based compensation for technology developers and product management employees as well as fees paid to outside consultants, software costs and other allocated costs.

Stock-Based Compensation
Stock-based compensation expense is measured and recorded based on the grant-date fair value of the stock-based awards. The fair value of the shares of common stock underlying the stock options on the grant date has been determined by the board of directors, as there is no public market for the underlying common stock. The Company recognizes stock-based compensation expense for service-based awards on a straight-line basis over the requisite service period of the individual grant, generally equal to the vesting period. The Company records forfeitures as they occur.
The Company uses the Black-Scholes-Merton option-pricing model (“Black-Scholes model”) to determine the fair value of stock option awards. The Black-Scholes model requires the use of objective and subjective assumptions, including the fair value of common stock, expected volatility, risk free interest rate, expected dividend and option’s expected term of the underlying stock.
The Company obtained an independent, third-party valuation to determine the fair value of common stock, considering the nature of the Company’s business, earning capacity, distribution capacity and other material Company events and general market conditions and outlooks. The expected volatility is based on the historical and implied volatility of similar companies whose stock or option prices are publicly available, after considering the industry, stage of life cycle, size, market capitalization, and financial leverage of the other companies. The risk-free interest rate assumption is based on observed U.S. Treasury yield curve interest rates in effect at the time of grant appropriate for the expected term of the stock options granted. The Company has not paid dividends in the past and does not expect to pay dividends in the foreseeable future. As a result, a zero expected dividend yield is used. Due to the limited amount of option exercises, the Company used the simplified method to compute the expected term for options granted to employees which averages the weighted average vesting period and the contractual term on the valuation date.
The Company also grants stock options with performance conditions and market conditions. The Company does not record compensation expense for these options until it is deemed probable that the performance condition will be met. Options with performance and market conditions were immaterial as of December 31, 2023 and 2024.
Employee Benefit Plan
The Company sponsors a qualified 401(k) defined contribution plan covering eligible employees in the United States. There were no employer contributions under this plan for the years ended December 31, 2023 and 2024. The Company also sponsors retirement plans in many of the countries it operates in outside of the United States. Employer contributions to these plans were $1.1 million and $1.5 million for the years ended December 31, 2023 and 2024, respectively.
Income Taxes
The Company utilizes the asset and liability method to account for income taxes, under which deferred tax assets and liabilities arise from the temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements, as well as from net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid, or refunds received, as provided for under currently enacted tax law.

A valuation allowance is recorded for deferred tax assets if it is not more likely than not that some portion or all of the deferred tax assets will be realized. As of December 31, 2023 and 2024, the Company evaluated the realizability of the deferred tax assets considering positive and negative evidence and has recorded a full valuation allowance against certain deferred tax assets as it does not believe it is more likely than not that the deferred tax assets will be realized in future years. The Company monitors the realizability of their deferred tax assets taking into account all relevant factors at each reporting period. If it is determined that deferred tax assets would be realized in the future in excess of their net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.
The Company records uncertain tax positions on the basis of a two-step process which includes (1) determining whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company reevaluates the uncertain tax positions each quarter based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues, and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an additional charge to the tax provision in the period. The Company classifies accrued interest and penalties associated with uncertain tax positions together with the related liability, and the expenses incurred related to such accruals are included in the provision for income taxes in the consolidated statements of operations.
Net Loss Per Share Attributable to Common Stockholders
The Company follows the two-class method when computing net loss per common share when instruments are issued that meet the definition of participating securities. The two-class method determines net income (loss) per common share and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income (loss) available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income (loss) for the period had been distributed. In a net loss period, losses are only allocated if such participating securities have contractual obligations to fund such losses.
The Company’s Series 2 preferred stock and Series 3 preferred stock are participating securities. The holders of the Series 2 preferred stock and Series 3 preferred stock are entitled to dividends in preference to common stockholders on an as-converted basis, if declared by the Company. Such dividends are not cumulative. Any remaining earnings would be distributed among the holders of common stock on a pro-rata basis. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to the Company’s participating securities.
Basic net income (loss) per share is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. The diluted net income (loss) per share is computed by giving effect to all potentially dilutive securities outstanding for the period using the treasury stock method or the if-converted method based on the nature of such securities. Diluted net income (loss) per share is the same as basic net income (loss) per share in periods when the effects of potentially dilutive shares of common stock are anti-dilutive.

Recent Accounting Pronouncements
Recently Adopted Accounting Pronouncements
In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt—Debt with Conversion and Other Options and Derivatives and Hedging—Contracts in Entity’s Own Equity: Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by eliminating the requirement to separate embedded conversion features from the host contract when the conversion features are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital. By removing the separation model, a convertible debt instrument will be reported as a single liability instrument with no separate accounting for embedded conversion features. This new standard also removes certain settlement conditions that are required for contracts to qualify for equity classification. This new standard is effective for annual periods beginning after December 15, 2023. The Company adopted this standard on January 1, 2024. The adoption of this standard did not have a material impact on the consolidated financial statements.
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in the ASU require that a public entity discloses, on an annual and interim basis, significant segment expenses that are regularly provided to an entity’s CODM, a description of other segment items by reportable segment and any additional measures of a segment’s profit or loss used by the CODM when deciding how to allocate resources. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Retrospective application is required for all prior periods presented, and early adoption is permitted. The Company adopted ASU 2023-07 for the annual period beginning January 1, 2024 and will adopt for interim periods beginning January 1, 2025. Additional required disclosures have been added in Note 17 – Segments.
Recent Accounting Pronouncements Not Yet Adopted
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This new standard is effective for the Company’s annual period beginning January 1, 2026. Upon adoption, the guidance can be applied prospectively or retrospectively. The Company is currently evaluating the impact of the guidance on the consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions within the income statement. In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) Clarifying the Effective Date. The amendments in this update may be applied either prospectively or retrospectively, and are effective for fiscal years beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company is evaluating the impact that this guidance will have on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). ASU 2025-06 modernizes the accounting for costs related to internal-use software in ASC 350-40 to reflect the software development approaches currently used. Specifically, the FASB observed that software is not always developed in a linear manner, which is an underlying tenet of the existing internal-use software capitalization framework. To clarify how the guidance applies to both linear and nonlinear software development, the ASU removes all references to “development stages” from ASC 350-40 and changes the criteria to determine when development cost capitalization should begin. The amendments in this ASU are effective for fiscal years beginning after December 15, 2027, with early adoption permitted. Entities are permitted to apply the ASU on a prospective, retrospective or modified transition approach. The Company is currently evaluating the impact of adopting this new accounting guidance on its consolidated financial statements and related disclosures.
NOTE 1a. CORRECTION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS
The accompanying consolidated financial statements as of December 31, 2023 and 2024, have been revised to correct for an immaterial error in the previously issued financial statements. The revision relates to the presentation of preferred stock warrants for shares of Series 1-C Preferred Stock that were historically recognized in equity but are required to be presented in mezzanine equity. The resulting impact of the correction was a decrease in additional paid-in capital of $14.3 million and a corresponding increase in mezzanine equity of $14.3 million as of December 31, 2023 and December 31, 2024. Other than impacts to total stockholders’ deficit and mezzanine equity, there was no impact to other balance sheet items. No revisions to the statements of comprehensive loss, or cash flows were considered necessary to reflect the impacts of these immaterial corrections.
NOTE 2. FAIR VALUE MEASUREMENTS
The carrying amounts of certain of the Company’s financial instruments, including cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued expenses, approximate their fair values due to their short-term maturities.
The fair value measurements of financial instruments that are measured at fair value on a recurring basis consisted of the following (in thousands):

	December 31, 2023				December 31, 2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Liabilities
2021 Notes	$—	$—	$492,321	$492,321	$—	$—	$544,106	$544,106
Total Liabilities	$—	$—	$492,321	$492,321	$—	$—	$544,106	$544,106
The Company did not make any transfers between the levels of the fair value hierarchy during the years ended December 31, 2023 and 2024.
As of December 31, 2023 and 2024, the 2021 Notes total contractual principal and accrued in kind interest amounted to $457.2 million and $486.6 million, respectively, resulting in a difference between the aggregate fair value and the aggregate unpaid balance of $35.2 million and $57.5 million, respectively.
To determine the fair value of the non-convertible component of the 2021 Notes, the Company uses an income approach to estimate the present value under each settlement or conversion scenario and probability-weighted the conclusions according to certain assumptions. A Black-Scholes model was used to estimate the value of the conversion option component under the same scenarios. The Company considered the portion of the total change in fair value that excludes the amount resulting from a change in base market risk to be the result of a change in instrument-specific credit risk. To determine how much of the fair value change should be a result of changes in the market versus changes in the instrument-specific risk, the Company calculated the total change in fair value of the 2021 Notes less changes in fair value of the 2021 Notes arising from changes in the base market risk. The change in fair value resulting from market risks and instrument-specific credit risk are recorded to other expense, net and accumulated other comprehensive loss, respectively.
A summary of the net changes in the fair value of the 2021 Notes was as follows (in thousands):

	December 31,
	2023	2024
Balance, beginning of period	$420,538	$492,321
Fair value loss recognized in other expense, net	77,182	40,950
Fair value loss (gain) recognized in other comprehensive (loss) income	(5,399)	10,835
Balance, end of period	$492,321	$544,106
The Company issued warrants to purchase shares of the Company’s Series B convertible preferred stock which are recognized in other long-term liabilities on the consolidated balance sheets, as the convertible preferred shares underlying the warrants are contingently redeemable for cash. The convertible preferred stock warrants are remeasured to fair value each reporting period based on unobservable Level 3 inputs. The fair value of the warrant and changes in fair value of the warrant for the years ended December 31, 2023 and 2024 were not material.
Certain assets and liabilities are measured at fair value on a nonrecurring basis but are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment or when a new liability is being established that requires fair value measurement. As discussed in Note 7 – Leases, during 2024, the Company recognized an impairment loss of $1.6 million related to an operating lease ROU asset at its corporate office space. There were no non-recurring fair value measurements in 2023.
NOTE 3. PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,
	2023	2024
Prepaid expenses	$17,289	$22,530
Spare parts, net	35,826	22,535
Value-added taxes receivable	8,725	7,916
Other current assets	5,167	5,026
Total	$67,007	$58,007

NOTE 4. PROPERTY AND EQUIPMENT, NET
Property and equipment, net consisted of the following (in thousands):

	December 31,
	2023	2024
Vehicle assets:
Deployed vehicle assets	$366,089	$398,429
Undeployed vehicle assets	33,629	45,137
Non-vehicle assets:
Capitalized internal-use software	56,148	72,343
Leasehold improvements	5,102	5,239
Furniture and fixtures	590	868
Equipment	939	1,125
Total property and equipment	462,497	523,141
Accumulated vehicle asset depreciation	(199,769)	(202,277)
Accumulated non-vehicle asset depreciation & amortization	(45,631)	(59,575)
Total property and equipment, net	$217,097	$261,289
The following table presents amounts recognized in the consolidated statements of operations related to property & equipment (in thousands):

	Year Ended December 31,
	2023	2024
Vehicle asset depreciation expense	$92,486	$73,168
Non-vehicle asset depreciation and amortization expense	13,854	16,381
Loss on vehicle asset disposals	3,419	1,295
As a result of the Company’s annual vehicle asset useful life reassessment in the fourth quarter of 2023, the estimated useful lives for certain of its vehicle assets were updated on a prospective basis, effective January 1, 2024. The Company estimates these changes decreased vehicle asset depreciation expense by $27.2 million for the year ended December 31, 2024.
NOTE 5. ACCRUED LIABILITIES
Accrued liabilities consisted of the following (in thousands):

	December 31,
	2023	2024
Accrued purchases	$8,923	$21,722
Accrued operations related expenses	17,314	19,655
Short-term claims reserve	17,340	17,892
Accrued legal settlements	1,211	10,733
Accrued escheatment	4,777	9,386
Accrued insurance	3,283	6,046
Other	3,264	1,667
Total accrued liabilities	$56,112	$87,101

NOTE 6. OTHER LONG-TERM LIABILITIES
Other long-term liabilities consisted of the following (in thousands):

	December 31,
	2023	2024
Long-term claims reserve	$13,449	$22,692
Non-income tax reserves	4,946	2,415
Other	2,844	3,400
Total other long-term liabilities	$21,239	$28,507
NOTE 7. LEASES
The following table presents certain information related to the costs for operating leases (in thousands):

	Year Ended December 31,
	2023	2024
Operating lease costs	$15,321	$14,952
Short-term lease costs	1,671	2,443
Sublease income	1,379	1,000
Variable lease costs for the years ended December 31, 2023 and 2024 were not material.
The following table presents supplemental information used to calculate the present value of operating lease liabilities:

	December 31,
	2023	2024
Weighted-average remaining lease term	2.3 years	3.6 years
Weighted-average discount rate	8.9% %	9.0% %
The following table presents certain supplemental information related to the cash flows for operating leases (in thousands):

	Year Ended December 31,
	2023	2024
Cash paid for amounts included in the measurement of lease liabilities	$16,047	$16,368
ROU assets obtained in exchange for new lease liabilities	16,495	19,743

The following table reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities recorded in the consolidated balance sheets (in thousands):

2025	$16,461
2026	8,397
2027	4,628
2028	3,069
2029	2,311
Thereafter	3,550
Total undiscounted lease payments	38,416
Less: Present value discount	(5,687)
Total lease liabilities	$32,729
During 2024, the Company recognized an impairment loss of $1.6 million related to an operating lease ROU asset at its corporate office space.
NOTE 8. COMMITMENTS AND CONTINGENCIES
Letters of Credit
The Company maintains various stand-by letters of credit and guarantees from third-party financial institutions in the ordinary course of business to guarantee performance obligations related to certain vehicle and battery manufacturing, real estate leases, insurance policies, and other contractual arrangements. The letters of credit are collateralized by restricted cash. As of December 31, 2023 and 2024, the Company had outstanding balances of $14.9 million and $57.7 million, respectively.
Indemnification
The Company has entered into indemnification provisions under agreements with other parties in the ordinary course of business, including governmental entities and other business partners. The Company has agreed to indemnify and defend the indemnified party’s claims and related losses suffered or incurred by the indemnified party arising from actual or threatened third-party claims related to the Company’s activities. It is not possible to determine the potential loss resulting from the contractual indemnification obligations because of the distinctive facts involved in any potential action arising from each indemnification provision. As of December 31, 2024, some contractual indemnification obligations were accrued with personal injury matters. See the “Personal Injury Matters” section below for more information.
The Company’s Bylaws provide that it will indemnify directors and officers against certain costs and liabilities that may arise by reason of their status or service to the Company.
Legal Proceedings
The Company is currently involved in, and may in the future be involved in, legal proceedings, claims, regulatory inquiries, and governmental investigations in the ordinary course of business, which may include litigation by riders, third parties (individually or as class actions) alleging, but not limited to, various wage and expense claims, violations of state or federal laws, product liability and personal injury claims. The Company has determined that, except as disclosed below, no disclosure of estimated loss is required for these matters because: (1) there is not a reasonable possibility that a loss exceeding amounts already recognized (if any) may be incurred with respect to such matters (2) a reasonably possible loss or range of loss cannot be estimated, or (3) such estimate is immaterial.

Due to the inherent nature of litigation, the outcomes of the Company’s current and potential future legal proceedings are not possible to predict with any certainty. For certain matters for which a material loss is probable and reasonably estimable, an estimate of the amount of loss is recorded in the consolidated financial statements. Until there is finality to the resolution of the legal matters, the exposure to a loss individually, or in the aggregate may differ from the amount recorded. Legal fees are expensed as incurred.
Personal Injury Matters
The Company is currently named as a defendant in a number of matters related to accidents or other incidents involving the use of its vehicles brought by riders and third parties. The Company disputes the allegations and continues to defend itself vigorously against such claims. The Company does not believe that these existing or threatened claims are individually likely to have a material impact on its business, financial condition or results of operations. Notwithstanding such, litigation and claims are inherently unpredictable, and legal proceedings arising from such incidents in the aggregate could have a material impact on the Company’s business, financial condition and results of operations. Additionally, despite the outcome, litigation may have an adverse impact to the Company because of defense and settlement costs individually and in the aggregate, including the diversion of management resources to defend such claims, and other factors.
As of December 31, 2023 and 2024, the Company has claims reserves of $30.8 million and $40.6 million, respectively, to cover the estimated costs for personal injury claims incurred but not paid and personal injury claims that have been incurred but not yet reported, as well as certain contractual indemnification obligations as described in the “Indemnification” section above. Additionally, as of December 31, 2023 and 2024, the Company has a reserve of $1.2 million and $10.7 million, respectively, to cover settled but unpaid claims.
Non-Income Tax Matters
The Company is under audit by various domestic and foreign tax authorities with regards to non-income tax matters. The Company accrues non-income taxes that may result from examinations by, or any negotiated agreements with, these tax authorities when a loss is probable and reasonably estimable. Due to the inherent complexity and uncertainty of these matters and judicial process in certain jurisdictions, the final outcome may be materially different from the Company’s expectations.
NOTE 9. CONVERTIBLE NOTES AND LONG-TERM DEBT
2021 Notes
Between October and November 2021, the Company issued the 2021 Notes with an initial aggregate principal amount of $417.6 million and a maturity date of October 29, 2025. In October 2023, the maturity date was amended to October 29, 2026. The 2021 Notes initially accrued interest at a rate of 4.0% per annum, which increased by 0.5% in April 2023, by another 1.0% in October 2023, and by 1.0% semi-annually thereafter up to a maximum of 8.0%. At the election of the Company, interest is to be paid in cash or by increasing the principal amount of the 2021 Notes by payment in kind (“PIK interest”). The Company has elected to pay PIK interest.
The 2021 Notes contain various conversion options upon the occurrence of certain events such as an IPO, change of control, or equity financing. In the event of an IPO or change of control, the 2021 Notes will convert into common stock at a price per share limited to the lesser of (i) a range of 75% to 80% of the applicable transaction price per share of common stock and (ii) a cap price per share as defined in the note purchase agreement. In the event of an equity financing, the 2021 Notes will convert into the equity securities issued based on such equity securities’ price per share in such financing. If the 2021 Notes have not been converted or otherwise settled at maturity, the principal plus a premium of 20% becomes due and payable at maturity. The 2021 Notes are secured by substantially all of the Company’s assets.

2020 Notes
Between May and June 2020, the Company issued convertible secured promissory notes (the “2020 Notes”) in the aggregate principal amount of $170.0 million. $85.0 million was issued to Uber (the “2020 Uber Note”) and the remaining $85.0 million was issued to other investors (the “2020 Investor Notes”). The 2020 Notes accrue non-compounding interest at a fixed rate of 4.0% per annum and mature on May 7, 2027. Accrued interest either converts into common shares or becomes payable in accordance with the conversion and settlement options described below. If not earlier converted, the principal and accrued interest of the 2020 Notes becomes due and payable at the maturity date.
The holders of the 2020 Investor Notes also received warrants to acquire a total of 193,494,306 shares of common stock at an exercise price of $0.0100 per share. The warrant has a term of seven years and may be exercised on a cashless basis at any time based on their fair market value at the time of conversion, in which event the Company will not receive any proceeds. The warrants were recorded as equity at their relative fair value of $0.8 million. The remaining $84.2 million of the proceeds received were allocated to the 2020 Investor Notes. There were no exercises during the years ended 2023 and December 31, 2024.
At issuance, the total debt discount related to the 2020 Uber Note and 2020 Investor Notes was $0.4 million and $1.2 million, respectively. This amount is being amortized as additional interest expense over the term of the 2020 Notes using the effective interest rate method at an effective interest rate of 4.05%. Amortization of the debt discount totaled $0.2 million and $0.2 million for the years ended December 31, 2023 and 2024, respectively.
The 2020 Notes contain various conversion and settlement options: (i) conversion of the principal amount to Series 3 preferred stock (in the case of the 2020 Uber Note) or Series 2 preferred stock (in the case of the 2020 Investor Notes), with the accrued interest settled in cash or common stock at the Company’s election; or (ii) in the event of a change of control of the Company or IPO, the principal amount and accrued interest will, at the election of the holder, either become due and payable or convert into common stock. The conversion price of the 2020 Notes is $0.0249 per share of common stock. The 2020 Notes are secured by substantially all of the Company’s assets.
Several of the holders of the 2021 Notes and 2020 Notes are related parties of the Company. See Note 15 – Related Party Transactions for more information.
Senior Secured Term Loan
In October 2023, the Company entered into a senior secured term loan with certain lenders (the “Senior Secured Term Loan”) with a principal amount of $115.0 million, an interest rate of 10.0% per annum and a maturity date of September 30, 2026, upon which the principal balance is due in full. The Company incurred debt issuance costs related to legal and underwriting fees of $2.2 million and was required to pay a closing fee of $2.3 million, all of which are being amortized to interest expense over the term of the loan. The proceeds of the Senior Secured Term Loan were used to fully repay the Company’s prior term loan and the Company incurred a loss on extinguishment of $0.9 million in interest expense in the consolidated statements of operations.
The Company’s obligations under the Senior Secured Term Loan are backed by a guaranty from Uber, a related party of the Company. The Senior Secured Term Loan is secured by substantially all of the Company’s assets.
The Senior Secured Term Loan agreement and the note purchase agreements for the 2021 Notes and 2020 Notes contain customary covenants restricting the Company and its subsidiaries ability to incur debt, incur liens, make investments, transfer assets and undergo certain fundamental changes, as well as certain financial covenants specified in the contractual agreement. As of December 31, 2024, the Company was in compliance with all covenants.

Aggregate debt maturities and expenses
As of December 31, 2024, future principal payments for the Company’s convertible notes and long-term debt were as follows (in thousands):

	Convertible Notes	Long-Term Debt	Total
2025	$—	$—	$—
2026	417,600	115,000	532,600
2027	169,990	—	169,990
Total future principal payments	$587,590	$115,000	$702,590
The following table presents interest expense recognized related to long-term debt and convertible notes (in thousands):

	Year Ended December 31,
	2023	2024
Contractual interest on long-term debt	$12,416	$11,436
Contractual interest on convertible notes	6,800	6,800
Amortization of debt discount and issuance costs	1,508	1,741
Amortization of end of term payment	1,474	—
Loss on debt extinguishment	902	—
Total	$23,100	$19,977
NOTE 10. CONVERTIBLE PREFERRED STOCK
Convertible preferred stock consisted of the following as of December 31, 2023 and 2024 (in thousands, except share and per share amounts):

	Shares Authorized	Shares Issued and Outstanding	Conversion Price Per Share	Aggregate Liquidation Preference	Carrying Value
Series 1 (junior):
A	747,164,100	663,886,828	$0.0057	$3,799	$9,085
A-1	172,932,100	73,061,464	0.0011	77	958
B	1,317,300,632	582,225,324	0.0238	13,884	9,555
C	2,383,505,340	1,539,351,350	0.0652	100,293	40,160
D	1,387,645,728	1,238,656,042	0.0864	107,034	39,894
Series 2 (junior)	4,000,000,000	—
Series 3 (senior)	4,000,000,000	—
Total	14,008,547,900	4,097,181,008		$225,087	$99,652
The Series 1, Series 2, and Series 3 convertible preferred stock are collectively referred to as the “Preferred Stock”. The characteristics of the Company’s Preferred Stock are as follows:
Voting
Holders of the Company’s Preferred Stock are entitled to vote on all matters presented to the stockholders. Each holder of Preferred Stock is entitled to a number of votes for each share held equal to the number of shares of common stock into which that share of Preferred Stock is convertible as of the record date for the stockholders’ meeting. Unless required by law or the Company’s Amended and

Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with holders of common stock as a single class and on an as-converted to common stock basis.
Director Elections
The holders of Series 3 preferred stock, voting exclusively as a separate class on an as-converted to common stock basis are entitled to elect one director. The holders of Series 1 and Series 2 preferred stock, voting together exclusively as a separate class on an as converted basis, are entitled to elect one director. The holders of common stock, voting exclusively as a separate class, are entitled to elect two directors of the Company. The remaining directors are elected by the holders of common stock and all series of Preferred Stock, voting together as a single class on an as-converted basis.
Dividends
The Company may not declare, pay or set aside any dividends on shares of any other class or series of capital stock unless the holders of the Series 2 and Series 3 preferred stock (the “Series Preferred Stock”) first receive, or simultaneously receive, a dividend on each outstanding share of Series Preferred Stock. As of December 31, 2024, and 2023, no dividend has been declared or paid on any class of the Company’s capital stock.
The required dividend per share for each series of Preferred Stock will be the greater of the following scenarios:
•in case of a dividend on common stock or any stock that is convertible into common stock: an amount equal to the dividend would be paid if all shares of Preferred Stock had been converted into common stock on the dividend record date;
•in case of a dividend on any other class that is not convertible into common stock: at a rate per share of such series of Series Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the applicable original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable original issuance price (as defined in the Company’s 9th Amended and Restated Certificate of Incorporation).
If dividends are declared on more than one class of stock on the same date, the dividend obligation to the Preferred Stock will be calculated based on the class of stock that results in the highest possible dividend payment for them. The original issuance price is subject to adjustment for any stock splits, stock dividends, recapitalizations, or similar events.
Liquidation Preference
In the event of liquidation, holders of Series 3 preferred stock are entitled to receive, before any payment to holders of Series 1 and Series 2 preferred stock or common stock, an amount per share equal to the greater of (i) the applicable original issue price, plus any unpaid dividends, or (ii) such amount as would have been payable had such shares been converted into common stock.
After payment to the holders of shares of Series 3 preferred stock, holders of Series 2 preferred stock are entitled to receive, before any payment to the holders of Series 1 preferred stock or common stock, an amount per share equal to the greater of (i) the applicable original issue price, plus any unpaid dividends, or (ii) such amount as would have been payable had such shares been converted into common stock.
After payment to the holders of Series 3 and 2 preferred stock, holders of Series 1 preferred stock shall be entitled to receive, before any payment to holders of common stock, an amount per share equal to the greater of (i) the applicable original issue price, plus any unpaid dividends, or (ii) such amount per share as would have been payable had such shares been converted into common stock.
If upon any such liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution are insufficient to pay the holders of a series of Preferred Stock the full amount to which they are entitled, the holders will share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.
Original issue prices are reflected in the Company’s 9th Amended and Restated Certificate of Incorporation.
Redemption
The holders of Preferred Stock have no voluntary rights to redeem their shares. However, the Preferred Stock has deemed liquidation provisions which require the shares to be redeemed upon a change in control or other deemed liquidation events. Although the Preferred Stock is not mandatorily or currently redeemable, a deemed liquidation event would constitute a redemption event outside the Company’s control. As a result of these liquidation features, all shares of Preferred Stock have been classified outside of stockholders’ deficit and presented as mezzanine equity on the consolidated balance sheet. The carrying values of the Company’s Preferred Stock have not been accreted to their redemption values as these events have not occurred and are not considered probable of occurring given the Company has no plan for a deemed liquidation event in the near future. Subsequent adjustments of the carrying values to redemption values will be made only if and when it becomes probable the preferred shares will become redeemable.
Conversion
Each share of Preferred Stock is convertible, at the option of the holder, into shares of common stock as determined by dividing the applicable original issue price by the applicable conversion price in effect at the time of conversion. The conversion price initially equals the original issue price in effect for each series, subject to adjustment in accordance with anti-dilution provisions contained in the Company’s 9th Amended and Restated Certificate of Incorporation. This conversion does not require any additional cash payment. The right to convert terminates immediately prior to the closing of a liquidation, dissolution, winding-up, or a deemed liquidation event. As of December 31, 2023 and 2024, no shares of Preferred Stock were converted into the Company’s common stock.
All outstanding shares of Preferred Stock will automatically convert into shares of common stock at the then effective conversion rate, upon the occurrence of either (a) a qualified IPO which results in at least $50.0 million of gross proceeds to the Company or (b) a vote of the Requisite Holders of Preferred Stock and the holders of a majority of the Series 1 Preferred Stock (each as defined in the Company’s 9th Amended and Restated Certificate of Incorporation). Once converted, these shares of Preferred Stock cannot be reissued by the Company.
NOTE 11. STOCK-BASED COMPENSATION
On February 7, 2017, the Company adopted the Neutron Holdings, Inc., 2017 Stock Incentive Plan (the “Plan”) pursuant to which the Board of Directors may grant non-statutory stock options to purchase shares of the Company’s common stock to outside directors and consultants and either non-statutory or incentive stock options to purchase shares of the Company’s common stock to employees. The Plan has been amended from time to time, to authorize additional shares and permit the grant of restricted stock and restricted stock units. As of December 31, 2024, the Company was authorized to issue up to 8,439,990,530 shares of common stock and 879,536,162 shares were available for issuance under the Plan. As of December 31, 2024, no restricted stock or restricted stock units have been granted.

Stock Options
Stock options are typically granted with an exercise price equal to the fair value of common stock at the grant date and have a 10 year contractual term. Certain awards vest monthly over a three year period, while other awards cliff vest after one year and then vest monthly over the remaining two years.
Stock option activity was as follows:

	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of January 1, 2024	4,115,359,226	$0.0114	8.0	$14,406
Granted	2,199,527,244	0.0173
Exercised	(250,371,290)	0.0117
Forfeited	(733,370,325)	0.0135
Outstanding as of December 31, 2024	5,331,144,855	$0.0136	7.8	$36,401

Vested and exercisable as of December 31, 2024	2,852,230,339	$0.0112	6.6	$26,398
Vested and expected to vest as of December 31, 2024	5,331,144,855	$0.0136	7.8	$36,401
The total fair value of shares vested during the years ended December 31, 2023 and 2024, was $6.5 million and $8.6 million, respectively.
The aggregate intrinsic value of stock options exercised during the years ended December 31, 2023 and 2024, was $0.6 million and $1.6 million, respectively.
As of December 31, 2023 and 2024, the Company had 25,995,253 and zero unvested early exercised shares, respectively. As of December 31, 2023 and 2024, the Company also had 571,304,993 shares issued that remain subject to repayment of nonrecourse notes.
The fair value of each stock option grant was estimated at the date of grant using a Black-Scholes option pricing model. The following table presents the weighted-average assumptions used in the valuation and the resulting weighted-average fair value per option granted:

	Year Ended December 31,
	2023		2024
Expected term	5.8 years		5.8 years
Expected volatility	65.3%	%	71.9%	%
Risk-free interest rate	4.2%	%	4.3%	%
Expected dividend yield	— %	%	— %	%
Weighted-average fair value per option granted	$0.0044		$0.0112

Stock-Based Compensation Expense
The Company recorded stock-based compensation expense in the consolidated statements of operations as follows (in thousands):

	Year Ended December 31,
	2023	2024
Cost of revenue	$58	$36
Selling, general and administrative	5,474	5,840
Operations and support	1,550	1,697
Research and development	4,403	4,235
Total stock-based compensation expense	$11,485	$11,808
The Company capitalized $1.6 million and $2.0 million of stock-based compensation expense in software development costs for the years ended December 31, 2023 and 2024, respectively.
As of December 31, 2024, total compensation cost not yet recognized related to unvested stock options was $25.0 million, which is expected to be recognized over a weighted-average period of 1.9 years.
As of December 31, 2024, the Company had limited options outstanding subject to performance and market conditions. No stock-based compensation expense for these awards has been recorded as the performance conditions are not deemed probable of being met. Total compensation cost not yet recognized related to these awards was immaterial as of December 31, 2024.
As of December 31, 2023 and 2024, the Company has recorded a full valuation allowance against its U.S. deferred tax assets. As the Company believes it is more likely than not that stock option related tax benefits will not be realized, the Company does not record any net tax benefits related to exercised options.
During 2023, the Board of Directors approved a reduction of the exercise price of 1,995,240,575 eligible current employee option shares to $0.0122. All other terms set forth in the original option agreements remained unchanged. As a result of this repricing, the Company recognized incremental stock-based compensation expense of $1.9 million during the year ended December 31, 2023.
NOTE 12. WARRANTS
As of December 31, 2023 and 2024, the following warrants were outstanding:

Issued in connection with	Warrant Shares	Exercise Price Per Share	Number of Warrant Shares Outstanding	Expiration date
Common Stock Warrants:
Atel Loan Agreement	13,981,000	$0.0211	13,981,000	January 2028
SVB Loan Agreement	1,010,900	0.0211	1,010,900	January 2028
BMO Credit Agreement	5,119,454	0.1172	5,119,454	March 2030
2020 Investor Note	193,494,306	0.0100	175,850,440	May - June 2027
Preferred Stock Warrants:
Uber Integration Agreement (Series 1-C)	550,757,395	$0.0001	550,757,395	May 2025
TriplePoint Loan Agreement (Series B)	7,845,200	0.0669	7,845,200	March 2028

No warrants for common or preferred stock were issued or exercised during the years ended December 31, 2023 and 2024.
NOTE 13. OTHER EXPENSE, NET
The components of other expense, net were as follows (in thousands):

	Year Ended December 31,
	2023	2024
Loss on change in fair value of the 2021 Notes	$(77,182)	$(40,950)
Foreign currency exchange (losses) gains, net	3,265	(22,014)
Interest income	5,148	6,802
Other (losses) gains, net	258	(42)
Total other expense, net	$(68,511)	$(56,204)
NOTE 14. INCOME TAXES
The domestic and foreign components of loss before income taxes were as follows (in thousands):

	Year Ended December 31,
	2023	2024
Domestic loss	$(125,143)	$(29,603)
Foreign income	8,868	86
Loss before income taxes	$(116,275)	$(29,517)
The components of the provision for income taxes were as follows (in thousands):

	Year Ended December 31,
	2023	2024
Current tax provision:
Federal	$—	$192
State and local	95	603
Foreign	10,145	2,345
Total current tax provision	10,240	3,140
Deferred tax provision (benefit):
Federal	—	—
State and local	—	—
Foreign	(4,157)	1,256
Total deferred tax provision (benefit)	(4,157)	1,256
Total provision for income taxes	$6,083	$4,396

The following is a reconciliation of the federal statutory income tax rate to the Company’s effective income tax rate:

	Year Ended December 31,
	2023		2024
Federal statutory income tax rate	21.0%	%	21.0%	%
State tax, net of federal benefit	(0.6)		2.8
Foreign tax rate differential	(3.0)		(1.3)
Change in valuation allowance	(2.2)		(8.8)
Stock options	(1.2)		(5.2)
Tax impact of convertible note	(15.0)		(34.0)
Uncertain tax positions	(1.5)		12.7
Tax credits	2.5		3.0
Other	(5.2)		(5.1)
Effective income tax rate	(5.2)%	%	(14.9)%	%
The Company’s deferred taxes consisted of the following at (in thousands):

	December 31,
	2023	2024
Net operating losses	$250,239	$246,801
Accruals and reserves	12,052	14,737
Stock-based compensation expense	33,597	35,399
Convertible note issuance costs	2,552	1,299
Capitalized research and development	11,333	17,902
Lease liabilities	4,618	3,376
Interest expense carryforwards	11,546	9,152
Other temporary differences	7,523	9,774
Total deferred tax assets before valuation allowance	333,460	338,440
Valuation allowance	(303,257)	(305,506)
Total deferred tax assets—net of valuation allowance	30,203	32,934
Fixed assets	(18,299)	(23,654)
Lease right-of-use assets	(3,932)	(2,774)
Total deferred tax liabilities	(22,231)	(26,428)
Net deferred tax assets	$7,972	$6,506
Net operating losses and tax credit carryforwards were as follows as of December 31, 2024 (in thousands):

Net operating losses, federal	$918,044
Net operating losses, state	743,647
Net operating losses, foreign	69,080
Research & development credits, federal	11,374
Research & development credits, state	4,311
The Company has domestic federal and state net operating loss carryforwards that begin to expire in 2037 and foreign net operating loss carryforwards in various jurisdictions with various expirations.

As of December 31, 2024, the Company had research and development tax credit carryforwards for federal income tax purposes and California state tax purposes. If not utilized, the federal research and development tax credit carryforwards will begin to expire in 2037. The California state research credit will carry forward indefinitely.
Federal and state laws can impose substantial restrictions on the utilization of net operating loss and tax credit carry-forwards in the event of an “ownership change,” as defined in Section 382 of the Internal Revenue Code. The Company has experienced ownership changes since inception and determined that its utilization of net operating loss carryforwards will be subject to annual limitations. However, it is not expected that the annual limitations will result in the expiration of tax attribute carryforwards prior to utilization.
The Company is subject to income taxes in the U.S. federal jurisdiction, and various state and foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. Additionally, The Company’s operations in certain jurisdictions remain open for examination for tax years 2019 and onwards.
Changes in unrecognized tax benefits were as follows (in thousands):

Unrecognized tax benefits as of December 31, 2023	$12,282
Additions based on tax positions related to current year	627
Reductions for tax positions of prior years	(4,696)
Unrecognized tax benefits as of December 31, 2024	$8,213
As of December 31, 2023 and 2024, $10.5 million and $6.5 million, respectively, of unrecognized tax benefits have been netted against deferred tax assets because the unrecognized tax benefits reduce a net operating loss, similar tax loss or tax credit carryforward. As of December 31, 2024, the Company does not expect the unrecognized tax benefits, if recognized, to have a material impact on the effective tax rate.
The Company did not incur any material interest expenses or penalties or have related outstanding liabilities in the consolidated balance sheets associated with unrecognized tax benefits for the year ended December 31, 2024.
NOTE 15. RELATED PARTY TRANSACTIONS
Uber
The Company entered into an Integration Agreement with Uber, an investor who owns greater than 10% of the Company, dated August 10, 2018, as amended from time to time and most recently amended on October 4, 2023. The Integration Agreement allows riders to access the Company’s vehicles through mobile applications distributed by Uber and/or its subsidiaries. The Integration Agreement is currently effective through December 31, 2028. The Company receives revenue for these bookings and pays Uber a service fee in exchange. The revenue recognized through the Integration Agreement consists solely of lease revenue. Service fees are recorded in cost of revenue in the consolidated statements of operations. As a result of the Integration Agreement, Uber also received common stock warrants in 2018.
The total revenue earned through and related service fees charged from the Integration Agreement were as follows (in thousands):

	Year Ended December 31,
	2023	2024
Revenue earned	$73,537	$108,221
Service fees paid	4,393	12,481

The Company received funding from Uber in the form of the 2020 Uber Note and as part of the 2021 Notes, as discussed in Note 9 – Convertible Notes and Long-term Debt.
The Company and Uber are also party to the Amended Warrant Agreement, as discussed in Note 12 – Warrants.
The Company and Uber were also party to a Call Option Agreement dated May 7, 2020. The Call Option Agreement gave Uber the option to acquire all of the outstanding securities of the company at fair market value. Uber did not exercise the call option, and it expired on May 7, 2024.
Other Related Parties
As discussed in Note 1 – Description of Business and Summary of Significant Accounting Policies, the Company issued promissory notes to certain current and former members of management in connection with the exercise of Company stock options.
The Company entered into a Note and Warrant Purchase Agreement with Andreessen Horowitz, an investor who owns greater than 10% of the Company, dated as of May 7, 2020, by and among the Company and the Lenders (as defined therein), and the convertible secured promissory note issued to funds affiliated with Andreessen Horowitz, thereunder. See Note 9 – Convertible Notes and Long-term Debt for additional information.
The Company entered into a Senior Secured Term Loan with Diameter which was guaranteed by an affiliate company, dated as of October 5, 2023. See Note 9 – Convertible Notes and Long-term Debt for additional information.
NOTE 16. NET LOSS PER SHARE
The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):

	Year Ended December 31,
	2023	2024
Net loss attributable to common stockholders	$(122,358)	$(33,913)
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	5,823,152,122	6,104,052,166
Net loss per share attributable to common shareholders, basic and diluted	$(0.02)	$(0.01)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share as the effect would have been antidilutive:

	Year Ended December 31,
	2023	2024
Stock options	4,115,359,226	5,331,144,855
Early exercised stock options	597,300,246	571,304,993
Warrants for common stock	195,961,794	195,961,794
Warrants convertible for preferred stock (Uber Integration Agreement)	550,757,395	550,757,395
Warrants convertible for preferred stock (TriplePoint Loan Agreement)	7,845,200	7,845,200
2020 Notes	8,574,475,401	8,554,559,299
Convertible preferred stock	4,097,181,008	4,097,181,008
Total	18,138,880,270	19,308,754,544
The 2021 Notes are only convertible upon the occurrence of certain events such as an IPO, change of control, or equity financing. The conversion price depends on the price of the equity securities issued in such events and the Company’s capitalization at the time. As such, the conversion price and number of underlying shares for the 2021 Notes cannot be determined until a conversion-triggering event occurs. See Note 9 – Convertible Notes and Long-term Debt for additional information.
NOTE 17. SEGMENTS
Operating Segments
Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the CODM in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company’s CODM reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company views its operations and manages its business as one operating and reportable segment, which is also a single reporting unit.
The CODM assesses performance of the Company and allocates resources based on consolidated net income (loss) as reported in the consolidated statements of operations. Consolidated net income (loss) is also used to monitor budget versus actual results.

The following table shows segment revenue, significant segment expenses, and the segment profit or loss measure for each financial statement period (in thousands):

	Year Ended December 31,
	2023	2024
Revenue	$521,983	$686,630
Significant segment expenses:
Depreciation and amortization	106,340	89,549
Stock-based compensation	11,485	11,808
Cost of revenue(a)	249,074	319,333
Selling, general and administrative(a)	106,164	134,680
Operations and support(a)	41,056	47,159
Research and development(a)	32,488	37,132
Total segment expenses	546,607	639,661
Operating income (loss)	(24,624)	46,969
Interest expense	(23,140)	(20,282)
Other expense, net	(68,511)	(56,204)
Loss before income taxes	(116,275)	(29,517)
Provision for income taxes	6,083	4,396
Net loss	$(122,358)	$(33,913)
__________________
(a)Exclusive of stock-based compensation and depreciation and amortization shown separately.
Geographic Region Information
Operating revenues are recognized by geographic regions based on the origination of the point of sale. For more information on revenue recognition, see Note 1 – Description of Business and Summary of Significant Accounting Policies. Long-lived assets includes property plant and equipment, operating lease right-of-use assets, and other long-term assets.
The following tables set forth revenue and long-lived assets, net by geographic area (in thousands):

	Year Ended December 31,
	2023	2024
United States of America	$173,518	$231,240
United Kingdom	79,187	142,578
France	59,575	68,643
Other	209,703	244,169
Total revenue	$521,983	$686,630

	As of December 31,
	2023	2024
United States of America	$135,460	$146,082
United Kingdom	18,692	40,071
Other	101,594	124,950
Total long-lived assets, net	$255,746	$311,103

NOTE 18. SUBSEQUENT EVENTS
The Company evaluated subsequent events from December 31, 2024, the date of these consolidated financial statements, through October 28, 2025, which represents the date the financial statements were available for issuance.
Restricted Stock Units
From March 2025 through September 2025, the Company issued a total of 986,021,517 shares of RSUs pursuant to the 2017 Plan to certain employees. These RSUs will vest upon satisfaction of both a service-based vesting condition and a liquidity-based vesting condition. Provided the employee remains in continued service with the Company, the service-based vesting condition will be satisfied quarterly over a three year period. The liquidity-based vesting condition will be satisfied upon the occurrence of an IPO, direct listing, or sale event.
Option Grants
From April 2025 through July 2025, the Company granted a total of 197,712,592 options to employees which cliff vest after one year and then vest monthly over the remaining two years.
Warrant Exercise
In May 2025, Uber exercised 550,757,395 preferred stock warrants for shares of Series 1-C preferred stock for an aggregate exercise price of $55.1 thousand. As such, the warrants issued in connection with the Uber Integration Agreement are no longer outstanding.

                        Shares
Neutron Holdings, Inc.
Common Stock

Goldman Sachs & Co. LLC	J. P. Morgan

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All amounts are estimates except for the Securities and Exchange Commission (the “SEC”) registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and The Nasdaq Global Select Market (“Nasdaq”)  listing fee.

Amount to Be Paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Transfer agent’s fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous expenses		*
Total	$	*
_______________
*To be completed by amendment.
Item 14. Indemnification of Directors and Officers
Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending, or completed actions, suits, or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee, or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article 9 of the registrant’s amended and restated certificate of incorporation, to be in effect immediately prior to the completion of this offering, provides for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law. The registrant has entered or will enter into indemnification agreements with each of its current directors, executive officers, and certain other officers to provide these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s amended and restated certificate of incorporation and amended and restated bylaws, each to be in effect immediately prior to the completion of this offering, and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.
Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director or officer derived an improper personal benefit. The registrant’s amended and restated certificate of incorporation, to be in effect immediately prior to the completion of this offering, provides for such limitation of liability.
The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (b) to the registrant with respect to payments that may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.
The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.
Item 15. Recent Sales of Unregistered Securities
Since January 1, 2023, the registrant made sales of the following unregistered securities:
Option and Common Stock Issuances
Since January 1, 2023, the registrant granted to its employees, consultants and other service providers options to purchase an aggregate of 3,841,170,707 shares of its common stock under its equity compensation plan, at exercise prices ranging from $0.0122 to $0.0287 per share.
Since January 1, 2023, the registrant issued and sold to its employees, consultants and other service providers an aggregate of 907,383,012 shares of its common stock upon the exercise of stock options under its equity compensation plan, at exercise prices ranging from $0.0078 to $0.1013 per share, for a weighted-average exercise price of $0.0115.
Since January 1, 2023, the registrant granted to its employees, consultants and other service providers restricted stock units covering an aggregate of 1,247,033,653 shares of its common stock under its equity compensation plan.
In March 2023, the registrant effected a repricing of outstanding and unexercised options to purchase an aggregate of 1,995,125,255 shares of its common stock, to an exercise price of $0.0122 per share. To effect such option repricing, all such outstanding stock options were amended solely to reduce the exercise price to $0.0122 per share; the amended options otherwise continued to have all the same terms and conditions under which they were granted, including the number of underlying shares of the registrant’s common stock and the expiration date.
In March 2025, the registrant issued to one accredited investor 550,757,395 shares of the registrant’s Series 1-C preferred stock upon the exercise of a warrant at an exercise price of $0.0001 per share, for an aggregate purchase price of approximately $55,076.
The registrant believes these offers, sales, and issuances were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under the Securities Act as transactions by an issuer not involving a public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the registrant, to information about the registrant.
Item 16. Exhibits and Financial Statement Schedules
See the Exhibit Index attached to this registration statement, which Exhibit Index is incorporated herein by reference.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
Item 17. Undertakings
(a)Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(b)The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement
3.1**	Ninth Amended and Restated Certificate of Incorporation, as currently in effect and as amended from time to time
3.2*	Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the completion of this offering
3.3*	Fourth Amended and Restated Bylaws, as currently in effect
3.4*	Form of Amended and Restated Bylaws, to be in effect immediately prior to the completion of this offering
4.1*	Form of Common Stock Certificate
4.2*	Investors’ Rights Agreement, dated May 7, 2020, by and among the registrant and the investors listed therein
4.3*	Note Purchase Agreement, dated May 7, 2020, between the registrant and Uber Technologies, Inc., as amended from time to time, and form of Convertible Secured Promissory Note thereunder
4.4*	Note and Warrant Purchase Agreement, dated May 7, 2020, between the registrant and the lenders named therein, as amended from time to time, and form of Convertible Secured Promissory Note thereunder and form of Warrant to Purchase Shares of Common Stock thereunder
4.5*	Note Purchase Agreement, dated October 29, 2021, by and among the registrant, the investors named therein and Wilmington Savings Fund Society, FSB, as collateral agent, as amended from time to time, and form of Secured Convertible Promissory Note thereunder
4.6*	Plain English Warrant Agreement, dated March 29, 2018, between the registrant and TriplePoint Capital LLC
5.1*	Opinion of Latham & Watkins LLP
10.1*#	2017 Stock Incentive Plan, as amended, and forms of agreements thereunder
10.2*#	2026 Incentive Award Plan, and forms of agreements thereunder
10.3*#	2026 Employee Stock Purchase Plan
10.4*#	Non-Employee Director Compensation Program
10.5*#	Form of Indemnification Agreement between the registrant and each of its directors and executive officers
10.6*#	Offer Letter by and between the registrant and Wayne Ting, dated , 2026
10.7*#	Letter Agreement by and between the registrant and Joseph Kraus, dated , 2026
10.8*#	Offer Letter by and between the registrant and Ann Gugino, dated , 2026
10.9*#	Board Services Agreement by and between the registrant and Zhoujia Bao, dated October 18, 2025
10.10*#	Offer Letter by and between the registrant and Brandon Pederson, dated July 14, 2025
10.11*#	Offer Letter by and between the registrant and Jim Rowan, dated August 7, 2025
10.12*
Credit Agreement, dated October 5, 2023, among the registrant, as borrower, the lenders party hereto from time to time, as lender, Alter Domus (US) LLC, as initial administrative agent, and Diameter Finance Administration LLC, as collateral agent, as amended from time to time

10.13*	Guaranty, dated October 5, 2023, by Uber Technologies, Inc. in favor of and for the benefit of Alter Domus (US) LLC, as initial administrative agent, and Diameter Finance Administration LLC, as collateral agent
10.14*	License and Integration Agreement, dated May 6, 2020, by and among the registrant and Uber Technologies, Inc., as amended from time to time

Exhibit Number	Exhibit Description
10.15*	Side Letter, dated October 4, 2023, by and among the registrant and Uber Technologies, Inc.
10.16*	Lease Agreement, dated November 12, 2025
21.1*	List of subsidiaries
23.1*	Consent of KPMG LLP, independent registered public accounting firm
23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (reference is made to the signature page to the Registration Statement)
107.1*	Filing Fee Table
_______________
*To be filed by amendment.
**    Previously filed.
#     Indicates management contract or compensatory plan.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the       day of                , 2026.

NEUTRON HOLDINGS, INC.

By:
Name: Title:	Wayne Ting Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Wayne Ting, Ann Gugino and Susie Giordano, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director (Principal Executive Officer)	, 2026
Wayne Ting

	Chief Financial Officer (Principal Financial Officer)	, 2026
Ann Gugino

	Chief Accounting Officer	, 2026
Michael Ryan	(Principal Accounting Officer)

	Director	, 2026
Zhoujia Bao

	Director	, 2026
Andrew Macdonald

	Director	, 2026
Brandon Pedersen

	Director	, 2026
Jim Rowan

	Director	, 2026
Sarah Smith